02028924

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME e-Kong Group Limited

*CURRENT ADDRESS Suite 2101-3
K. Wah Centre
191 Java Road, North Point
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- ~~5277~~ 34653 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE : 5/9/02

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 1 of Exhibit A

e-KONG
the internet in asia

02 MAY -6

By Fax (No. 2905 1375 / 2523 1254)
and By Hand
Total (20) pages
Ref : CS/L367/00

FAXED 13-01 82-34653
SUPPL

RECEIVED
MAY 02 2002
152

8 March 2001

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Road
Central, Hong Kong

Attn : Ms. Winnie Yeung / Ms. Jane Shum

Dear Sirs

Re : Final Results for the year ended 31 December 2000 (the "Final Results")

We refer to the board meeting held for the Final Results and enclose the following documents for your attention :

1. Announcement Results Form;
2. Announcement for the Final Results; and
3. Notice of Annual General Meeting.

Should you require further information, please feel free to contact our Mr. Jeffrey Cheng at 2296 9788.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Derrick F Bulawa
Director

cc Angela Wang, Company Secretary (By Fax (No. 2868 0708))

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES :
1) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
2) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : e-KONG GROUP LIMITED — No. of Pages : 1
(Name of Company/Representative Company)

Derrick Bulawa — 22969700 — 8 March 2001
(Responsible Official) — (Contact Telephone Number) — Date

Name of listed company : e-KONG GROUP LIMITED

Year end date : 31/12/2000

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ~~Yes~~ / No

To be published in the newspapers (if applicabale)
√ Summarised results announcement
__ Full results announcement

Auditors' Report ~~Qualifed~~ / ~~Modified~~ / Neither

Review of interim report (if applicable) by
__ Audit committee
__ Auditors
__ Neither of the above

	(Audited / ~~Unaudited~~) Current Period from 1/1/2000 to 31/12/2000 HK$'000		(Audited / ~~Unaudited~~) Last Corresponding Period from 1/1/1999 to 31/12/1999 HK$'000	
Turnover (Note 1)	100,125		45,245	
Profit/(Loss) from operations (Note III)	5,245		(75,170)	
Finance Cost	(140)		NIL	
Share of Profit / (Loss) of Associates	(1,110)		NIL	
Share of Profit / (Loss) of Jointly Controlled Entities	NIL		NIL	
Profit / (Loss) after Taxation & MI	1,302		(78,408)	
% Change over Last Period	-101.66%			
EPS/(LPS) - Basic	0.09 cents		(11.5 cents)	
- Diluted	0.08 cents		N/A	
Extraordinary ("ETD") Gain / (Loss)	NIL		NIL	
Profit / (Loss) after ETD Items	1,302		(78,408)	
~~Interim~~ / Final * Dividend per Share (specify if with other options)	NIL		NIL	
B/C Dates for ~~Interim~~ / Final* Dividend	N/A	to	N/A	bdi
Payable Date	N/A			
B/C Dates for (Annual) General Meeting	19 April 2001	to	25 April 2001	bdi
Other Distribution for Current Period	N/A		N/A	
B / C Date for Other Distribution	N/A	to	N/A	bdi

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
e-KONG GROUP LIMITED

Signature :
Name : Derrick Bulawa
Title Chief Executive Officer

Remark:

1. Comparative figures
   Certain comparative figures have been reclassified to conform with the current year's presentation.

2. Turnover

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Continuing e-KONG services operations	**76,652**	1,035
Discontinued operations	**23,473**	44,210
	100,125	45,245

3. Earnings / (Loss) per share
   (a) Basic earnings / (loss) per share
   The calculation of basic earnings / (loss) per share is based upon the profit attributable to shareholders of HK$1,302,000 (1999 : loss of HK$78,408,000) and on the weighted average number of ordinary shares of 1,503,101,780 (1999: 681,868,558) in issue during the year.
   (b) Diluted earnings per share
   The calculation of diluted earnings per share for the year is based upon the profit attributable to shareholders of HK$1,302,000 and on the weighted average number of ordinary shares of 1,584,824,478 after adjusting for the effects of all dilutive potential ordinary shares. The diluted loss per share for 1999 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2000

FINAL RESULTS HIGHLIGHTS

HIGHLIGHTS FOR THE YEAR

- **The Group successfully achieved profits for first time since 1994.**
- **Turnover increased by 121% compared to the previous year.**
- **Mr. Richard Siemens appointed as new Chairman.**
- **Successfully raised HK$700 million through share placement.**
- **Launched ZONE Telecom, *speedinsure* and EventClicks service businesses.**
- **Became a constituent stock of the Hang Seng 100 and the Hang Seng IT** Series of Indexes.

MANAGEMENT DISCUSSION AND ANALYSIS ON PERFORMANCE

Financial Results

Profit attributable to shareholders of e-Kong Group Limited (the "Company") and its subsidiaries (the Company and its subsidiaries collectively referred to as the "Group") for the year ended 31 December 2000 was HK$1.3 million compared with a loss of HK$78.4 million during the previous year. The Group has successfully turned a profit for the first time since 1994. Earnings per share were substantially improved from a loss of HK$11.50 cents in 1999 to a profit of HK$0.09 cents in 2000.

For the year ended 31 December 2000, the Group's turnover increased by 121%, compared to 1999, to over HK$100 million. Turnover in the last six months of the year significantly increased as the ZONE businesses in Hong Kong, Singapore and the US started operations in May, August and October respectively.

Other revenue increased from HK$1.493 million in 1999 to HK$28.86 million in 2000.

The change was due to an increase in interest income. The other net income changed from a loss of HK$44.95 million to a profit of HK$99.9 million. The change was due to gains on disposal of subsidiaries and gain realized from e-KONG ventures operations.

As of 31 December 2000, the Group's net assets had increased by 702% from HK$105 million in 1999 to HK$842 million in 2000. Cash and investments at year end totaled HK$715 million, an increase of 580% over last year.

The Group is in a strong financial position and anticipates another year of rapid growth in 2001, driven by the first full year of operations for the Group's new businesses.

Liquidity and Financial Resources

In February 2000, the Company placed and issued 200,000,000 new ordinary shares of HK$0.02 each at a price of HK$3.60 per share. The net proceed is HK$700 million which is used for financing expansion of operations and providing additional working capital of the Group.

Cash and cash equivalents at year end totaled HK$413 million. The Group at year end remained debt-free. The Group managed to maintain a healthy balance sheet with its total net assets of HK$841.6 million (1999 : HK$105.2 million).

Employee Remuneration Policy

As of 31 December 2000, the Group had 225 employees, compared to 320 in 1999. The Group's remuneration policies are in line with prevailing market practices and formulated on the basis of the performance and experience of individual employees.

The Company has granted options to certain directors of the Company and certain employees of the Group under a share option scheme adopted on 25 October 1999. The subscription price and the exercisable period are determined in accordance with prescribed formulae and terms.

Business Review

On 24 January 2000, Mr. Richard John Siemens was appointed Chairman of the Company. In February, the Group raised HK$700 million through a highly successful share placement.

With an outstanding management team in place and substantial funding, the Group set out to transform itself from a manufacturing-based company into a service-led enterprise. A new and unique business model was developed that targets selective industries, whereby technology, including the Internet, is utilized to provide services to customers in a new way. Defining an original business concept, the Group provides sales, service, fulfillment, billing and settlement functions to service provider partners while providing a unique customer experience that offers greater choice and convenience to consumers.

The Group's unique business model has been successfully proven. Services are provided at a substantially lower cost as compared to traditional means, thereby creating an overwhelming value proposition to both customers and service providers. Starting with a telecommunications service business ZONE1511 in Hong Kong, one of the most competitive IDD markets in the world, the Group has proven that such service businesses can be operated and scaled without having to incur continuously spiraling operational and investment costs.

With effect from 1 December 2000 the Company (HKSE stock code 0524) was included as a constituent in the Hang Seng 100 Index (HS100), which reflects the performance of the 100 stocks with the highest market capitalization and highest turnover on the Hong Kong Stock Exchange. The Company was also listed as a constituent share under the Hang Seng IT Series of Indexes - Hang Seng IT Index (HSITI) and Hang Seng IT Portfolio Index (HSITP).

The status of the businesses the Group has built or invested in as of **31 December 2000** is as follows:

Subsidiary Companies

ZONE Group Inc.
ZONE offers international direct dialing (IDD) and direct long distance (DLD) telecommunications services from a number of carriers through a single service portal.

ZONE1511 was launched in Hong Kong in March 2000 and has quickly attracted well over 125,000 customers.

The Group's strategic acquisition of the Furst Group in October 2000 provided ZONE with a strong local management team, established infrastructure, operating licenses and existing customer base to launch its service in the US, the world's largest IDD and DLD market.

ZONE was also launched in Singapore in August 2000 as the recent deregulation of the local telecommunications industry provided a unique opportunity to be one of the few new players in the market. More than 12,000 customers were using the service as of December 2000.

ZONE Group Inc was honored in November 2000 with an 'Intelligent 20 Award' for its innovative use of technology in creating and operating its ZONE1511 business.

speedinsure Global Limited

speedinsure is the world's first service that allows users to obtain instant quotations from different insurers, compare them side by side, apply immediately for the best policy and receive instant coverage. It is a unique total fulfillment Centralised Insurance Underwriting Centre (CIUC) for the insurance industry.

In Hong Kong, speedinsure soft launched in May 2000, initially with two products – term life and travel insurance. By October 2000, a full range of nine products – motor, domestic helper, personal accident, fire, home, shop, office, travel and life – became available.

The company has successfully teamed with 12 insurers to offer their services instantly through the speedinsure service portal and with many other insurers to offer traditional offline services. The service was commercially launched in November 2000 and has attracted more than 20,000 users.

In Singapore, speedinsure was awarded insurance broker licenses for both life and non-life products by the Monetary Authority of Singapore (MAS) in November 2000.

EventClicks Global Limited

EventClicks is the world's most comprehensive service dedicated to assisting international corporate event organizers who wish to bring meetings, incentives, conferences and exhibitions (MICE) to the Asia-Pacific region. Launched in September

2000 and headquartered in Hong Kong, EventClicks has operations in Hong Kong, Singapore, Sydney and Melbourne and.has representative offices in San Francisco and Beijing.

NETdefence Company Limited

The Group acquired a majority interest in Hong Kong-based Internet security specialists, PolyMedia Technology in February 2000. In May 2000, the company's name was changed to NETdefence Company Limited to better reflect its focus on Internet security solutions.

NETdefence specializes in security consulting and implementation services. It assists corporate customers in the design, implementation and management of security solutions. Its client base includes government departments and large multinational companies.

Investments and Associated Companies

During the year, the Group invested in a number of carefully selected companies that offered technological or business advantages and provided long-term or strategic importance to the Group. Key developments concerning the Group's major investments include the following:

Space Media Holdings Limited

In February 2000, the Group acquired a 20% stake in Space Media Holdings Limited, the leading independent Internet advertising network company in the Asia-Pacific region. This stake was subsequently sold to Engage Inc., a NASDAQ listed company, for a total consideration of US$12,290,000 settled by consideration shares issued by Engage Inc in August 2000.

Sportingbet.com (UK) plc

In April 2000, the Group completed its acquisition of a 2% stake in Sportingbet.com (UK) plc, the first British company to offer tax-free betting on all major global sports events via the Internet. Sportingbet.com, previously traded on OFEX, successfully listed on the Alternative Investment Market of the London Stock Exchange ("AIM") on 30 January 2001, raising approximately GBP18 million.

SUMmedia Inc.

The Group invested US$5 million in SUMmedia Inc. (NASD OTC Bulletin Board: ISUM.OB), a company that has developed a number of unique Internet-based mobile

and wireless marketing solutions that provide a valuable extension to the directory-based advertising packages offered by Yellow Pages directories. SUMmedia is targeting industry leaders in France, Korea, Hong Kong, the US, Germany and Italy as potential customers and/or partners.

Yes Television plc

In February 2000, the Group invested GBP4 million in Yes Television plc, a British pioneer in broadband content technology and broadcasting. Its Hong Kong subsidiary is due to launch its Total Television service in 2001 to the Hong Kong market. Services will include true video on demand, broadcast channels, enhanced TV and e-commerce.

PROSPECTS

Prospects are excellent for the Group. Having formulated a proven and scalable business model and having resolved the technological, implementation and distribution challenges of establishing its core service businesses, the Group is now well-positioned for substantial growth in the coming year.

The Group's business model remains unique and no immediate competitors have emerged nor are expected to emerge in the near term. Direct challenges are even less likely in today's business environment due to a tight capital market and as investors stay away from new technology plays.

The Group has targeted industries that are well-suited to its business model, i.e. those in which increased competition and price pressures have led to declining margins for incumbents. The Group is also entering the US market with its ZONE service business at an opportune time. The Group is confident of making fast and substantial strides in this, the world's largest telecommunications market.

For the coming year, the Group intends to concentrate its resources on growing its service businesses, ZONE, speedinsure and EventClicks. The Group will continue to make investments and acquisitions that will help grow these service businesses effectively. With technological and other essential infrastructure now in place, less emphasis on venture capital investments and other long-term strategic investments is expected. The Group will continue to monitor and review its investment portfolio in line with its strategy for moving forward.

RESULTS

The board of directors (the "Board") of the Company is pleased to announce the audited consolidated results of the Group for the year ended 31 December 2000, together with comparative figures for the previous year, as follows:

Summary of Consolidated Income Statement

		Year ended 31 December	
		2000	1999
	Note	**HK$'000**	HK$'000
			(Restated)
Turnover	*1*	**100,125**	45,245
Cost of sales		**(72,570)**	(23,104)
Gross profit		**27,555**	22,141
Other revenue	*2*	**28,861**	1,493
Other net income / (expenses)	*3*	**99,908**	(44,957)
Distribution cost		**(6,086)**	(480)
Business promotion and marketing expenses		**(43,623)**	-
Administrative expenses		**(86,180)**	(25,283)
Other operating expenses		**(6,286)**	(12,652)
Profit / (Loss) from operations		**14,149**	(59,738)
Finance cost		**(140)**	-
Provision for diminution in value of long-term investments		**(8,904)**	(15,432)
Share of results of associates		**(1,110)**	-
Profit / (Loss) before taxation		**3,995**	(75,170)
Taxation	*4*	**(739)**	(739)
Profit / (Loss) after taxation		**3,256**	(75,909)
Minority interests		**(1,954)**	(2,499)
Profit / (Loss) attributable to shareholders		**1,302**	(78,408)
Earnings / (Loss) per share	*5*		
Basic		**0.09 cents**	(11.5 cents)
Diluted		**0.08 cents**	N/A

Summary of Consolidated Balance Sheet

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
ASSETS		
Non-current assets		
Property, plant and equipment	**91,049**	10,469
Intangible assets	**42,366**	781
Interests in associates	**12,687**	-
Long –term investments	**302,381**	5,045
	448,483	16,295
Current assets		
Property held for sales	**3,734**	-
Inventories	**978**	595
Trade and other receivables	**73,791**	15,282
Pledged deposits	**68,680**	-
Cash and cash equivalents	**344,308**	99,875
	491,491	115,752
Current liabilities		
Trade and other payables	**97,657**	14,257
Obligations under finance leases	**582**	-
Taxation	**-**	89
	98,239	14,346
Net current assets	**393,252**	101,406
	841,735	117,701
Minority interests	**(119)**	(12,441)
NET ASSETS	**841,616**	105,260
	===========	===========
CAPITAL AND RESERVES		
Issued capital	**40,879**	194,160
Reserves	**800,737**	(88,900)
	841,616	105,260
	===========	===========

Notes:

1. Turnover

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Continuing e-KONG services operations	**76,652**	1,035
Discontinued operations	**23,473**	44,210
	100,125	45,245
	============	===========

2. Other revenue

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Interest Income	**28,795**	995
Income from unlisted investment	**66**	498
	28,861	1,493
	============	===========

3. Other net income / (expenses)

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Gain on disposal of discontinued operations	**23,210**	-
Gain / (Loss) on disposal of subsidiaries	**311**	(33,673)
Loss on disposal of a jointly controlled entity	**-**	(11,284)
Gain realized from e-KONG ventures operations	**76,051**	-
Others	**336**	-
	99,908	(44,957)
	============	===========

4. Taxation

Hong Kong Profits Tax has not been provided as the Group has no assessable profits for the year

Overseas taxation represents income tax payable in the People's Republic of China and is calculated at the prevailing rate.

The charge comprises:

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Hong Kong Profits Tax		
Current year	-	41
Over provision in respect of previous year	-	(21)
Overseas taxation	739	719
	739	739

5. Earnings / (Loss) per share

(a) Basic earnings / (loss) per share

The calculation of basic earnings / (loss) per share is based upon the profit attributable to shareholders of HK$1,302,000 (1999 : loss of HK$78,408,000) and on the weighted average number of ordinary shares of 1,503,101,780 (1999: 681,868,558) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based upon the profit attributable to shareholders of HK$1,302,000 and on the weighted average number of ordinary shares of 1,584,824,478 after adjusting for the effects of all dilutive potential ordinary shares. The diluted loss per share for 1999 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

6. Share capital

	31 December 2000
	Number of Shares
Issued and fully paid:	
Preference shares of HK$1 each	9,680,000
Ordinary shares of HK$0.02 each	1,559,959,336

7. Comparative figures
Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDEND

The board of directors of the Company does not recommend the payment of a final dividend for the year ended 31 December 2000. (1999: Nil)

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 19 April 2001 to 25 April 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to determine entitlement to attend and vote at the forthcoming annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Centre, Hong Kong for registration by not later than 4:00 p.m. on 18 April 2001.

COMPLIANCE WITH CODE OF BEST PRACTICE

In the opinion of the directors, save and except that the independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

APPRECIATION

I would like to express my sincerest thanks and appreciation to all my colleagues for their loyalty and full support to the Group during the year.

By order of the Board
Richard John Siemens
Chairman

Hong Kong, 8 March 2001

The Annual Report of the Company containing all the information required under the Listing Rules will be published on the website of the Stock Exchange in due course.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong, on Wednesday, 25 April, 2001 at 2:30 p.m. for the following purposes: -

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2000 and the reports of directors and of the auditors thereon;

2. To re-elect retiring directors and to fix their remuneration;

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

As Special Business

4. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:-

"THAT: -

(i) subject to paragraph (iii) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); or (b) any scrip dividend or similar arrangement providing for the allotment of shares pursuant to the Bye-laws of the Company from time to time; or (c) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company; or (d) the exercise of redemption or conversion rights attaching to the non-cumulative convertible

redeemable preference shares of HK$1.00 each in the capital of the Company or (e) the exercise of subscription rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company shall not exceed the aggregate of 20% of the nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(iv) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company made to the holders of shares of the Company or any class thereof whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:-

"THAT:-

(i) subject to paragraph (ii) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase issued shares of HK$0.02 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and recognised for this purpose by the Securities and Futures Commission or the Stock Exchange subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

and, if applicable, of any other stock exchange, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:-

"**THAT** conditional upon Resolution 5 above being passed, the aggregate nominal amount of the number of the shares in the capital of the Company which are purchased by the Company under the authority granted pursuant to the said Resolution 5 above shall be added to the aggregate nominal amount of share capital of the Company that may be allotted, issued, or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the directors of the Company pursuant to Resolution 4 above."

7. To transact any other business.

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 8 March 2001

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy to attend and vote in his/her stead. A member may appoint a proxy in respect of part only of his/her holding of shares in the Company. A proxy need not be a member of the Company.

2. To be valid, the instrument appointing a proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. No instrument appointing a proxy shall be valid after expiration of twelve months from the date named in it as the date of its execution.

3. Completion and delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. An explanatory statement containing further details regarding resolution 4 above will be sent to shareholders and other persons who are entitled thereto.

5. The Register of Members of the Company will be closed from 19 April 2001 to 25 April 2001, both days inclusive, during which period no transfer of shares will be effected.

   In order to determine entitlement to attend and vote at the forthcoming annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Centre, Hong Kong for registration by not later than 4:00 p.m. on 18 April 2001.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 2 of Exhibit A

THE BERMUDA SUN

Friday, March 23, 2001

IN THE MATTER OF
THE COMPANIES ACT
1981
("The Act")

NOTICE OF CLOSING
OF THE REGISTER OF
MEMBERS OF
e-Kong Group Limited

NOTICE IS HEREBY GIVEN in accordance with Section 66 (8) of the Act that the Register of Members of e-Kong Group Limited will be closed from 19th April, 2001 to 25th April, 2001, both days inclusive, during which period no transfer of shares will be effected.

Dated this 22nd day of March, 2001

CODAN SERVICES LIMITED
Resident Representative

02 MAY -6 AM 10:50

Hong Kong iMail 26 March 2001 (Monday)

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr Johnson Chan is appointed as an Independent Non-Executive Director of the Company and that Mr Ong Soon Kiat has resigned as an Executive Director, both with effect from 23 March 2001. The Board would like to thank Mr. Ong for his enormous contribution to the Company as well as welcome Mr. Chan.

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 23 March 2001

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 4 of Exhibit A

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 2 2002
WASH. D.C. 152

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey
Mr. Mokhzani Bin Mahathir*
Mr. Peng Chian Chua*
Mr. Ngan Chor Man**
Mr. Fung Che Kwong, Peter**
Mr. Johnson Chan**

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal Office:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

02 MAY -5 AM 10: 50

28 March 2001

To the ordinary shareholders (the "Shareholders") and,
for information purposes only,
the preference shareholders and option holders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES

INTRODUCTION

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") contain provisions to regulate the repurchase by companies with primary listings on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of their own securities on the Stock Exchange.

The purpose of this document is to provide you with information relating to the ordinary resolutions to be proposed at the forthcoming annual general meeting of e-Kong Group Limited (the "Company") to be held on 25 April 2001 (the "Annual General Meeting") to grant to the directors of the Company (the "Directors") a general mandate to exercise the powers of the Company to undertake repurchase(s) of the Company's ordinary shares of HK$0.02 each ("Shares") representing up to a maximum of 10% of the issued ordinary share capital of the Company as at the date of passing of the relevant ordinary resolution, to grant a general mandate to the Directors to issue new Shares up to a maximum of 20% of the issued ordinary share capital of the Company as at the date of passing of the relevant ordinary resolution and to increase the number of Shares which the Directors may issue under their general mandate by the number of Shares repurchased.

GENERAL MANDATE TO REPURCHASE SHARES

On 1 June 2000, a general mandate was given to the Directors to exercise all the powers of the Company to repurchase its Shares on the Stock Exchange, up to a maximum of 10% of the issued ordinary share capital of the Company as at the date of passing of the resolution which will lapse at the conclusion of the Annual General Meeting. An ordinary resolution will therefore be proposed at the Annual General Meeting to approve the grant of a general mandate to the Directors to repurchase on the Stock Exchange Shares up to a maximum of 10% of the issued ordinary share capital of the Company as at the date of the passing of the resolution (the "Repurchase Mandate").

If the resolution for the Repurchase Mandate is passed at the Annual General Meeting, the Repurchase Mandate will be in force until whichever is the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company's Bye-laws or any applicable law to be held; or (iii) the revocation or variation of the authority given under the resolution by an ordinary resolution of the Shareholders of the Company in general meeting.

An explanatory statement to provide the Shareholders with all the information reasonably necessary for them to make an informed decision in relation to this proposed resolution as required by the Listing Rules concerning the regulation of repurchases by companies of their shares on the Stock Exchange is set out in the Appendix to this document.

GENERAL MANDATE TO ISSUE SHARES

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant a general mandate to the Directors to allot, issue and otherwise deal with additional Shares in the share capital of the Company up to a maximum of 20% of the issued ordinary share capital of the Company as at the date of passing of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so. The Directors have no present intention to issue new Shares pursuant to the General Mandate.

ACTION TO BE TAKEN

A form for proxy for use at the Annual General Meeting is enclosed with the Annual Report for the year ended 31 December 2000. To be valid, the form of proxy must be completed in accordance with the instructions set out therein and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, at the Company's branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be). The completion and depositing of the form of proxy will not preclude the Shareholders from attending and voting in person at the Annual General Meeting.

RECOMMENDATION

The Directors consider that the Repurchase Mandate and the General Mandate are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders should vote in favour of the resolutions referred to above to be proposed at the Annual General Meeting as they intend to do the same in respect of their own shareholdings.

Yours faithfully
By order of the Board
Derrick Francis Bulawa
Director

This Appendix serves as an explanatory statement, as required by the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange and to provide the requisite information to the Shareholders for their consideration of the Repurchase Mandate.

For the sake of clarity, words and expressions defined in this document shall have the same meanings respectively when used in this Appendix, unless the context otherwise requires.

1. LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of Funds

Repurchase must be funded out of funds which are legally available for such purpose in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at 28 March 2001 (being the latest practicable date prior to the printing of this document (the "Latest Practicable Date")), the number of Shares in issue was 1,559,959,336. On the basis of such figure (assuming no further Shares are issued or repurchased prior to the Annual General Meeting), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 155,995,933 Shares. As at the Latest Practicable Date, there were 9,680,000 preference shares of HK$1.00 each in the issued share capital of the Company.

3. REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase would be derived from those funds legally permitted to be utilised in this connection in accordance with the Memorandum of Association and the Bye-laws of the Company and applicable laws of Bermuda.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2000) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months prior to the printing of this document were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2000:		
March	4.075	1.810
April	2.175	1.000
May	1.680	1.180
June	1.680	1.290
July	1.430	1.020
August	1.130	0.730
September	1.100	0.570
October	0.720	0.365
November	0.790	0.500
December	0.640	0.415
2001:		
January	0.540	0.400
February	0.510	0.385

6. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

None of the Directors, to the best of their knowledge and having made all reasonable enquiries, nor any of their associates (as defined in the Listing Rules), have any present intention to sell any Share to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

No connected persons, as defined in the Listing Rules, have notified the Company that they have a present intention to sell any Share to the Company, or have undertaken not to do so in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

7. HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a share repurchase by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of The Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholders' interest, could obtain or consolidate control of the company and shall become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Goldtron Limited ("Goldtron"), the substantial shareholder of the Company, is beneficially interested in 207,717,140 Shares in the Company (representing approximately 13.32% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by Goldtron remains unchanged, Goldtron will hold approximately 14.80% of the issued share capital of the Company. On the basis of the existing shareholdings, the Directors are not aware that in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeover Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefits of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

8. SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the date of this document (whether on the Stock Exchange or otherwise).

重要文件

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

董事：
Richard John Siemens先生(主席)
Derrick Francis Bulawa先生
林祥貴先生
Mokhzani Bin Mahathir先生*
方照泉先生*
顏楚文先生**
馮志光先生**
陳燿陽先生**

* 非執行董事
** 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
2101-3室

敬啟者：

購回股份及發行新股份之一般授權

緒言

香港聯合交易所有限公司證券上市規則(「上市規則」)載有若干條款，監管以香港聯合交易所有限公司(「聯交所」)為主要上市地之公司在聯交所購回本身證券。

本文件旨在向　閣下提供將於二零零一年四月二十五日舉行之e-Kong Group Limited(「本公司」)股東週年大會(「股東週年大會」)上提呈普通決議案之資料，以給予本公司董事會(「董事會」)一般授權，以行使本公司之權力購回本公司每股面值0.02港元之普通股股份(「股份」)，惟最多以通過有關普通決議案當日本公司已發行普通股股本10%為限，並給予董事會一般授權以發行最多不超過通過有關普通決議案當日本公司已發行普通股股本20%之新股份及將董事會根據一般授權可發行之股份數目增加至包括購回股份之數目。

購回股份之一般授權

於二零零零年六月一日，董事會獲授予一般授權，行使本公司一切權力於聯交所購回不超過通過有關決議案當日本公司已發行普通股股本10%之股份，該項授權將於股東週年大會結束時失效。因此，股東週年大會將提呈一項普通決議案，以批准給予董事會一般授權，使其可在聯交所購回最多不超過通過有關決議案當日本公司已發行普通股股本10%之股份(「購回授權」)。

倘有關購回授權之決議案於股東週年大會獲得通過，則購回授權將會一直生效，直至(i)本公司下屆股東週年大會結束時，(ii)本公司公司細則或任何適用法例規定本公司下屆股東週年大會須舉行之期限屆滿時，或(iii)本公司普通股股東(「股東」)於任何股東大會上通過普通決議案撤回或修訂該項授權時(以較早者為準)為止。

根據上市規則有關公司在聯交所購回股份之規定，本文件之附錄載有說明函件，向股東提供一切合理必要之資料，讓股東可就提呈之決議案作出知情之決定。

發行股份之一般授權

於股東週年大會上亦會提呈普通決議案，(i)給予董事會一般授權以配發、發行及以其他方式處置最多不超過通過有關決議案當日本公司已發行普通股股本20%之本公司股本中之新增股份(「一般授權」)，及(ii)批准將本公司根據購回授權所購回之股份加入一般授權內，以使本公司可在符合公司利益之情況下能靈活發行新股份。董事會現時無意根據一般授權發行新股份。

應採取之行動

適用於股東週年大會之代表委任表格已隨附於截至二零零零年十二月三十一日止年度之年報內。　閣下須按印付之指示填妥代表委任表格，連同授權簽署該表格之授權書或其他授權文件(如有)或經公證人認證之該等授權書或授權文件之副本，須於大會或其任何續會(如有)之指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港中環干諾道中111號永安中心5樓，方為有效。填妥並交回代表委任表格後，股東仍可親自出席股東週年大會並於會上投票。

推薦建議

董事會認為，購回授權及一般授權均符合本公司及各股東之最佳利益，故此建議各股東投票贊成上述將於股東週年大會提呈之決議案，如彼等亦擬就其本身所持股權投贊成票。

此致

列位股東　台照
列位優先股股東及購股權持有人　參照

承董事會命
董事
Derrick Francis Bulawa
謹啟

二零零一年三月二十八日

本附錄為根據上市規則有關以聯交所為主要上市地之公司在聯交所購回本身證券之規則送呈各股東之説明函件，並向股東提供必需資料以考慮購回授權。

為免混淆，除文義另有所指外，本文件已界定之詞語與本附錄所用者具有相同涵義。

1. 有關購回股份之上市規則

上市規則批准以聯交所為主要上市地之公司在聯交所購回本身證券，惟須遵守若干限制，其中最主要之限制概述如下：

(a) 股東批准

以聯交所為主要上市地之公司擬在聯交所購回股份，須事先通過普通決議案批准(不論以該公司董事會獲授之一般授權進行上述購回或就特定交易作出有關之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金撥出。

(c) 可購回之股份最高數目及其後之股份發行

於聯交所可購回之股份數目，最多不得超過通過有關批准購回股份之一般授權之決議案當日該公司已發行股本之10%。在未經聯交所事先批准之情況下，該公司不能於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定該公司發行證券之類似文據而發行之股份則除外。

2. 股本

根據建議，可購回之股份總數最多以通過有關批准購回授權之決議案當日本公司股份10%為限。截至二零零一年三月二十八日(即本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行之股份數目為1,559,959,336股。根據該數字(假設於股東週年大會前再無額外發行或購回股份)計算，本公司可根據購回授權獲准購回最多不超過155,995,933股股份。於最後實際可行日期，本公司已發行9,680,000股每股面值1.00港元之優先股。

3. 購回之理由

儘管董事會現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。倘日後股份以低於其應有價值之價格買賣時，本公司能夠購回股份將會對繼續於本公司投資之股東有利，因為此等股東佔本公司資產權益之百分比將會按本公司購回股份數目之比例而增加。

4. 用以購回之資金

用於購回股份所需之資金必須根據本公司組織章程大綱、公司細則及百慕達適用法例可合法動用之資金撥付。

倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資本負債比率水平有不利影響(對照截至二零零零年十二月三十一日止年度年報內之經審核賬目所披露之有關狀況)。然而，倘若購回股份會對本公司不時具備之適當營運資金要求或資本負債水平造成重大不良影響，則董事會不擬行使購回授權。

5. 股價

股份於本文件付印前過往十二個月在聯交所之每月最高及最低成交價如下：

	每股股份	
	最高價	**最低價**
	港元	港元
二零零零年：		
三月	4.075	1.810
四月	2.175	1.000
五月	1.680	1.180
六月	1.680	1.290
七月	1.430	1.020
八月	1.130	0.730
九月	1.100	0.570
十月	0.720	0.365
十一月	0.790	0.500
十二月	0.640	0.415
二零零一年：		
一月	0.540	0.400
二月	0.510	0.385

6. 承諾

董事會已向聯交所承諾，倘上市規則、百慕達適用法例及本公司組織章程大綱與公司細則適用，則會根據上述規定行使購回授權。

就董事會所知並在作出一切合理查詢後，概無董事或彼等之聯繫人士(定義見上市規則)目前有意於購回授權獲股東批准並予以行使時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准並予以行使時，向本公司出售任何股份，或已承諾不會向本公司出售任何股份。

7. 香港公司收購及合併守則

倘股東所佔本公司投票權之權益比例因本公司購回股份而增加，則根據香港公司收購及合併守則(「收購守則」)，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因此股東權益增加而取得或合共取得公司控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司主要股東Goldtron Limited (「Goldtron」)實益擁有207,717,140股本公司股份(相等於本公司已發行股本約13.32%)。假設全面行使購回授權，且Goldtron所持股份數目並無更改，則Goldtron將持有本公司已發行股本約14.80%。根據現有股權計算，就董事會所知，倘全面行使購回授權，則不會涉及收購守則之任何規定。

董事會將在各股東有利之情況下方會行使購回授權所給予之權利以購回股份。此外，董事會現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則之最低指定持股量25%。

8. 本公司購回股份

本公司於本文件日期前六個月內概無在聯交所或循其他途徑購回任何股份。

安培注冊 服務公司 APF PARTNERS CORPORATE SERVICES
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Building, 30 Queen's Road Central, Hong Kong
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : cosec@angelawangco.com.hk

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 5 of Exhibit A

SEC MAIL PROCESSING SECTION RECEIVED MAY 02 2002 WASH. D.C. 152

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 2 April 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F, One and Two Exchange Square
Central
Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the above Company, we enclose for your attention a disclosure form dated 31 March 2001 given by Mr Johnson Chan, a director of the Company, regarding his subscription for 100,000 shares in the Company.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : client

G:\APF\1994\A940111\Letter 2401

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME THE e-KONG GROUP LIMITED   STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHAN, JOHNSON   HKID/Passport No. D584607(3)   CONTACT PHONE NO. 852) 9272-7777

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   Yes / No * (circled: No)   (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY MONTH YEAR ☐ ☐ ☐

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s))   1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
JOHNSON CHAN			100,000	☐	☐	/ /	INITIAL DISCLOSURE
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 31 / 03 / 01 (Day / Month / Year)

CR005-3/11

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 6 of Exhibit A

CR
Companies Registry
公司註冊處

RECEIVED
MAY 02 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 152

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

02 MAY -6 AM 10:52

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名: N/A

Surname 姓氏 / Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 / Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 / Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 / Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
APF Partners Corporate Services 24A Entertainment Building 30 Queen's Road Central Hong Kong Ref: AW/A940111	Your Receipt Companies Registry H.K. 03/04/2001 EE312102 CR No. : F-006726- Sh. Form : D2F 13 $20.00 CSH $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of director	23	03	2001

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名: Surname 姓氏: Chan 陳 Other names 名字: Johnson 耀陽

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 27-28th Floor, 625 King's Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D584607(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: N/A

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N	
	N/A

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes ___-___ Continuation Sheet A and ___-___ Continuation Sheet B.
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Angela Wang Poey Foon) Date 日期：2 April 2001

~~Director／~~Secretary~~／Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

RECEIVED
MAY 0 2 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in e-Kong Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 7 of Exhibit A

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

02 MAY -6 AM 10: 50

ADOPTION OF RULES AND PROCEDURES FOR EMPLOYEE SHARE OPTION SCHEMES FOR SUBSIDIARIES

A notice convening a special general meeting of e-Kong Group Limited to approve and adopt the rules and procedures for employee share option schemes for its subsidiaries, to be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Wednesday, 25 April, 2001 at 2:00 p.m. is set out on page 7 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong Branch Share Registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Delivery of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting should you so desire.

6 April, 2001

TABLE OF CONTENTS

Page No.

DEFINITIONS ii

LETTER FROM THE BOARD

Introduction 1

Adoption of Rules and Procedures for Employee Share Option Schemes for Subsidiaries 2

Special General Meeting 2

Recommendation 3

General Information 3

THE APPENDIX — PRINCIPAL TERMS OF RULES AND PROCEDURES FOR EMPLOYEE SHARE OPTION SCHEMES FOR SUBSIDIARIES 4

NOTICE OF SPECIAL GENERAL MEETING 7

In this circular (including the Appendix), the following expressions have the following meanings, unless the context requires otherwise:

"Adoption Date"	following approval of the Scheme Rules and Procedures by the shareholders of the Company by an ordinary resolution, the date upon which a scheme pursuant to the Scheme Rules and Procedures is resolved by the shareholders of a Relevant Subsidiary in general meeting to apply to that Relevant Subsidiary;
"Applicable Legislation"	all legislation, laws and regulations of the jurisdiction in which the Relevant Subsidiary is incorporated that provide and regulate the requirement of and the manner in which the holder(s) of the majority shareholding interest of a Relevant Subsidiary may acquire the remainder;
"Auditors"	the auditors for the time being of the Relevant Subsidiary;
"Board"	the board of directors for the time being of a Relevant Subsidiary or a duly authorised committee thereof;
"Bye-laws"	the bye-laws or Articles of Association (as appropriate) of the Relevant Subsidiary as amended from time to time;
"Commencement Date"	the date on which the offer of an Option is accepted in accordance with a scheme implemented pursuant to the Scheme Rules and Procedures;
"Company"	e-Kong Group Limited;
"Directors"	the directors of the Company for the time being;
"Employee(s)"	an employee or executive of any Subsidiary or any of its Subsidiaries, including any executive director of any Subsidiary or any of its Subsidiaries but excluding the non-executive directors of any Subsidiary or its Subsidiaries;
"Existing Scheme"	the existing employee share option scheme of the Company adopted on 25 October 1999;

"Fair Market Value"	(i) if the Shares are readily tradable on a securities exchange or other market system of international or regional repute, including without limitation the Stock Exchange, ("Recognized Exchange"), the average closing price of the Shares as stated in the said Recognized Exchange for the five trading days immediately preceding the date of calculation; (ii) if the Shares are not readily tradable on a Recognized Exchange, a value as determined in good faith by the Board which shall state in writing what in its opinion is the Fair Market Value of the Shares at the date of calculation, having regard to the fair market value of the business of the Relevant Subsidiary as a going concern and as between a willing vendor and willing purchaser on the open market. The Board may rely on such experts and professional advisors as it deems appropriate or necessary to determine such valuation. The Relevant Subsidiary shall provide the Board with all information which the Board may reasonably require in connection with their determination of the Fair Market Value;
"Grantee"	any Employee who accepts an offer of the grant of an Option in accordance with the terms of a scheme implemented pursuant to the Scheme Rules and Procedures or (where the context so permits) a person or persons entitled to any such Option in consequence of the death of the original Grantee;
"Group"	e-Kong Group Limited and its Subsidiaries;
"Holding Company"	a company which is a holding company of the Relevant Subsidiary within the meaning of Section 2 of the Companies Ordinance of Hong Kong and, if the company is incorporated in the United States, also a parent of the Relevant Subsidiary within the meaning of Section 424(e) of the Internal Revenue Code of 1986 of the United States ;
"Listing Rules"	the Rules Governing the Listing of Securities as issued from time to time by the Stock Exchange;
"Option(s)"	an option to subscribe for Shares granted pursuant to the Scheme Rules and Procedures and for the time being subsisting;

"Option Period"	a period to be determined and notified by the relevant Board to each Grantee commencing on a day after the Commencement Date and expiring on the last day of such period or the tenth anniversary of the Adoption Date whichever is the earlier;
"Relevant Subsidiar(ies)"	any Subsidiary to which the Scheme Rules and Procedures apply;
"Scheme Rules and Procedures"	the rules and procedures for employee share options schemes for Subsidiaries, in their present or amended form;
"Shares"	ordinary shares in the capital of the Relevant Subsidiary;
"Shareholders"	holders of shares in the capital of the Company;
"Special General Meeting"	the special general meeting of the Company to be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Wednesday, 25 April, 2001 at 2:00 p.m., the notice of which is set out in this circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option as determined in accordance with the price of the Shares mentioned below;
"Subsidiary(ies)"	any company which is for the time being and from time to time a subsidiary of the Company within the meaning of Section 2 of the Companies Ordinance of Hong Kong and, if the company is incorporated in the United States, also Section 424(f) of the Internal Revenue Code of 1986 of the United States;
"Ten Percent Shareholder"	any person who, at the time an Option is granted in his/her favour, directly or indirectly owns Shares or any other form of stock possession of more than ten per cent (10%) of the total combined voting power of all classes of stock of the Relevant Subsidiary; and
"$"	United States dollars.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey
Mr. Mokhzani Bin Mahathir *
Mr. Peng Chian Chua *
Mr. Ngan Chor Man **
Mr. Fung Che Kwong, Peter **
Mr. Johnson Chan **

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Non-executive Directors*
** *Independent Non-executive Directors*

6 April 2001

To the ordinary shareholders ("Shareholders") and,
for information purposes only,
the preference shareholders and option holders

ADOPTION OF RULES AND PROCEDURES FOR EMPLOYEE SHARE OPTION SCHEMES FOR SUBSIDIARIES

INTRODUCTION

The purpose of this circular is to provide you with information in respect of the ordinary resolution of the Company to be proposed at the Special General Meeting of the Company for the adoption of a set of rules and procedures for employee share option schemes for its subsidiaries.

ADOPTION OF RULES AND PROCEDURES FOR EMPLOYEE SHARE OPTION SCHEMES FOR SUBSIDIARIES

The Directors propose to adopt the Scheme Rules and Procedures following the Special General Meeting for the benefit of Employees of the Relevant Subsidiaries to enable those Employees to acquire direct equity interests in the Relevant Subsidiary which they serve.

The Scheme Rules and Procedures differ from the Existing Scheme in that they offer Employees of the Relevant Subsidiaries the opportunity to acquire direct equity interests in the Relevant Subsidiary which they serve rather than in the Company itself.

The Directors consider the adoption of the Scheme Rules and Procedures to be in the best interests of the Company and the Group because it will provide the Employees of the Relevant Subsidiaries with an opportunity to acquire direct equity interests in the Relevant Subsidiary which they serve and will assist in the recruitment and retention of Employees of the Relevant Subsidiaries.

The adoption of the Scheme Rules and Procedures is conditional upon:

(i) the approval and passing of the necessary ordinary resolution to adopt the Scheme Rules and Procedures by the Shareholders; and

(ii) the approval from the Stock Exchange of the Scheme Rules and Procedures and any subsequent Options which may be granted under the Scheme Rules and Procedures,

and the application of the Scheme Rules and Procedures to a particular Subsidiary of the Company is conditional upon the approval and passing of the necessary ordinary resolution by the shareholders of that Subsidiary to apply the Scheme Rules and Procedures to that Subsidiary.

A summary of the principal terms of the Scheme Rules and Procedures are set out in the Appendix to this circular.

SPECIAL GENERAL MEETING

Set out in this circular is a notice convening the Special General Meeting at which an ordinary resolution will be proposed to approve and adopt the Scheme Rules and Procedures.

A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you intend to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong Branch Share Registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Delivery of a form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so desire.

RECOMMENDATION

The Directors consider that the proposed ordinary resolution for the adoption of the Scheme Rules and Procedures is in the interests of the Company, and in particular, the Group as a whole. The Directors therefore recommend the Shareholders to vote for the resolution to approve and adopt the Scheme Rules and Procedures.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Derrick Francis Bulawa
Director

The following is a summary of the principal terms of the Scheme Rules and Procedures proposed to be adopted at the Special General Meeting:

WHO MAY JOIN

The Board of each Relevant Subsidiary may, at its absolute discretion, invite any Employee of that Relevant Subsidiary to take up Options to subscribe for Shares in that Relevant Subsidiary at a price calculated in accordance with the paragraph titled Price of Shares below. Upon acceptance of the Option, the Grantee shall pay $1.00 to the Relevant Subsidiary by way of consideration for the grant.

DURATION

A scheme implemented pursuant to the Scheme Rules and Procedures shall continue to be in force at the discretion of the Board, subject to a maximum period of 10 years commencing on the Adoption Date.

PRICE OF SHARES

The subscription price for Shares under a scheme implemented pursuant to the Scheme Rules and Procedures shall be a price notified by the Board of each Relevant Subsidiary to an Employee of that Relevant Subsidiary being the higher of a sum of not less than 85 per cent (except where the Employee is a Ten Percent Shareholder, it will be not less than 100 per cent) of the Fair Market Value of a Share underlying such Option on the date of grant or the par value of the Share.

MAXIMUM NUMBER OF SHARES

The maximum number of Shares in respect of which Options may be granted (together with Options exercised and Options then outstanding) under a scheme implemented pursuant to the Scheme Rules and Procedures, when aggregated with Shares subject to any other share option scheme shall not exceed such number of Shares as shall represent 10 per cent of the nominal amount of the issued ordinary share capital of each Relevant Subsidiary from time to time excluding any Shares issued pursuant to the scheme implemented pursuant to the Scheme Rules and Procedures.

No Option may be granted to any person which if exercised in full would result in the total number of Shares already issued and issuable to him under a scheme implemented pursuant to the Scheme Rules and Procedures when aggregated with any Shares which might have been issued under exercisable Options exceeding 25 per cent of the aggregate number of Shares for the time being issued and issuable under the scheme implemented pursuant to the Scheme Rules and Procedures.

TIME OF EXERCISE OF OPTION

An Option may be exercised in accordance with the terms of a scheme implemented pursuant to the Scheme Rules and Procedures at any time during the Option Period subject to a maximum period of 10 years from the Adoption Date.

RIGHTS ARE PERSONAL TO GRANTEE

An Option may not be transferred or assigned and is personal to the Grantee.

RIGHTS ON CEASING EMPLOYMENT

If the Grantee ceases to be an Employee for any reason other than death, ill health, disability or certain other grounds, the Grantee may exercise the Option up to the Grantee's entitlement at the date of cessation (to the extent not already exercised) within the period of 90 days following the date of such cessation, which date shall be the last actual working day with the Relevant Subsidiary whether salary is paid in lieu of notice or not.

RIGHTS ON DEATH, ILL HEALTH, DISABILITY OR OTHER REASONS IN ACCORDANCE WITH THE EMPLOYMENT CONTRACT

If the Grantee ceases to be an Employee by reason of death, ill health, disability or other reasons in accordance with the employment contract, the Grantee or, as the case may be, his or her legal representative(s) may exercise the Option up to the Grantee's entitlement at the date of cessation (to the extent not already exercised) within a period of 12 months or such longer period as the Board of the Relevant Subsidiary may determine at its absolute discretion.

RIGHTS ON DISMISSAL

If the Grantee ceases to be an Employee by reason of serious misconduct or on certain other grounds, his or her Option will thereupon lapse automatically on the date on which the Grantee ceases to be an Employee.

EFFECT OF ALTERATIONS TO CAPITAL

In the event of any alteration in the capital structure of a Relevant Subsidiary while any Option remains exercisable, such corresponding alterations (if any) certified in writing by the Auditors as fair and reasonable will be made in the subject matter of the Option so far as unexercised, the subscription price, and/or the method of the exercise of the Option, provided that any such alteration will be made on the basis that the proportion of the issued ordinary share capital of the Relevant Subsidiary to which a Grantee is entitled after such alteration will remain the same as that to which he or she was entitled before such alteration and that no Share will be issued at less than its nominal value.

RIGHTS ON GENERAL OFFER

In the event a general offer is made to all the shareholders of any Relevant Subsidiary whether in the form of take-over, share repurchase offer or scheme of arrangement, and pursuant to the Applicable Legislation the terms of such general offer have been approved by the holders of not less than the required minimum percentage of Shares within the required period of time from the date of such offer, and the offeror thereafter gives notice to acquire the remaining Shares with the offer thereunder becoming unconditional during the Option Period, the Grantees will have such period of time as is allowable in the Applicable Legislation to exercise their Option to its full extent after the date on which the offer becomes or is declared unconditional.

RIGHTS ON VOLUNTARY WINDING UP

In the event a notice is given by any Relevant Subsidiary to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up that Relevant Subsidiary, the Relevant Subsidiary shall on the same date as or soon after it despatches such notice to each member of the Relevant Subsidiary give notice thereof to all Grantees of Options in respect of that Relevant Subsidiary (together with a notice of the existence of these provisions) and thereupon, each Grantee of an Option in respect of that Relevant Subsidiary (or his or her legal personal representative(s)) shall be entitled to exercise all or any of his or her Options in respect of that Relevant Subsidiary at any time not later than two business days prior to the proposed general meeting of the Relevant Subsidiary by giving notice in writing to the Relevant Subsidiary, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given.

RANKING OF SHARES

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Relevant Subsidiary's Bye-laws for the time being in force and will rank pari passu with the fully paid Shares in that Relevant Subsidiary in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividends or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment.

PRESENT STATUS OF THE SCHEME RULES AND PROCEDURES

The Scheme Rules and Procedures are conditional on (i) the approval by the Shareholders in general meeting by way of an ordinary resolution; and (ii) if required, the approval from the Stock Exchange of the Scheme Rules and Procedures and any subsequent Options which may be granted under a scheme implemented pursuant to the Scheme Rules and Procedures.

Application has been made to the Listing Committee of the Stock Exchange for the approval of the Scheme Rules and Procedures and if required, application will be made for the approval of the subsequent granting of Options under a scheme implemented pursuant to the Scheme Rules and Procedures.

ALTERATION OF THE SCHEME RULES AND PROCEDURES

The provisions of the Scheme Rules and Procedures relating to matters contained in Rule 17.02 and 17.04(2) of the Listing Rules cannot be altered to the advantage of Grantees or prospective Grantees without the prior sanction of a resolution of the shareholders of the Relevant Subsidiary in general meeting. In the event of any alteration in the Scheme Rules and Procedures, other than a capitalization issue, the auditors of the Company shall certify in writing to the Directors that such alteration is in their opinion fair and reasonable. Any alterations to the terms and conditions of the Scheme Rules and Procedures which are of a material nature are subject to the approval of the Stock Exchange save where the alterations take effect automatically under the existing terms of the Scheme Rules and Procedures.

NOTICE OF SPECIAL GENERAL MEETING

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of e-Kong Group Limited (the "Company") will be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Wednesday, 25th April, 2001 at 2:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution:—

ORDINARY RESOLUTION

1. **"THAT**

(a) subject to obtaining, if required, approval from the Listing Committee of The Stock Exchange of Hong Kong Limited of the rules and procedures for employee share option schemes for subsidiaries of the Company, the principal terms of which are summarised in the appendix to the circular to the shareholders of the Company dated 6 April 2001 (a copy whereof has been submitted to the meeting and marked "A" and signed by the Chairman of the meeting for the purpose of identification) (the "Scheme Rules and Procedures") and any subsequent granting of options under a scheme implemented pursuant to the Scheme Rules and Procedures, the Scheme Rules and Procedures be and are hereby approved and adopted; and

(b) the directors of the Company be and are hereby authorized to do all such further acts and things and execute such further documents and take all steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Scheme Rules and Procedures and the application thereof on subsidiaries of the Company."

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 6 April 2001

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy to attend and vote in his/her stead. A member may appoint a proxy in respect of only part of his/her holding of shares in the Company. A proxy need not be a member of the Company.

2. To be valid, the instrument appointing a proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. No instrument appointing a proxy shall be valid after expiration of twelve months from the date named in it as the date of its execution.

3. Completion and delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

此乃要件 請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有e-Kong Group Limited股份，應立即將本通函與隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完備性亦無發表聲明，且表明不會就本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

採納附屬公司的僱員購股權計劃之規則與程序

e-Kong Group Limited謹訂於二零零一年四月二十五日星期三下午二時正假座香港北角渣華道191號嘉華國際中心2101-3室舉行股東特別大會，以批准及採納附屬公司僱員購股權計劃之規則與程序。有關通告載於本通函第7頁。無論　閣下能否出席大會，務請按印列之指示填妥附隨之代表委任表格，並最遲於大會或其任何續會指定舉行時間48小時前盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。交回代表委任表格後，　閣下仍可親身出席股東特別大會與任何續會，並於會上投票。

二零零一年四月六日

目錄

頁次

釋義 ii

董事會函件

緒言 1

採納附屬公司的僱員購股權計劃之規則與程序 2

股東特別大會 2

推薦建議 3

一般資料 3

附錄 — 附屬公司的僱員購股權計劃規則與程序之主要條款 4

股東特別大會通告 7

於本通函(包括附錄)內，除文義另有所指外，下列詞語具有以下涵義：

「採納日期」	指	本公司股東通過普通決議案批准購股權計劃規則與程序後，有關附屬公司之股東於股東大會議決有關附屬公司根據購股權計劃規則與程序採納購股權計劃之日期；
「適用法例」	指	有關附屬公司註冊成立所在司法權區對附屬公司大多數股權之持有人收購其餘股權之要求及方式作出規定與規範之一切法例及法規；
「核數師」	指	有關附屬公司當時之核數師；
「董事會」	指	有關附屬公司當時之董事會或其獲正式授權之委員會；
「公司細則」	指	有關附屬公司不時修訂之公司細則或章程大綱(視情況而定)；
「開始日期」	指	根據購股權計劃(按購股權計劃規則與程序實施者)接納購股權之日期；
「本公司」	指	e-Kong Group Limited；
「董事」	指	本公司當時之董事；
「僱員」	指	任何附屬公司或其附屬公司之僱員或行政人員，包括任何附屬公司或其附屬公司之執行董事，但不包括任何附屬公司或其附屬公司之非執行董事；
「現有購股權計劃」	指	本公司於一九九九年十月二十五日採納之現有僱員購股權計劃；

「公平市值」 指 (i) 倘股份當時可於國際或地區性認可證券交易所或其他市場系統買賣，包括但不限於聯交所(「認可交易所」)，則指股份於計算日期前五個交易日在上述認可交易所之平均收市價；

(ii) 倘股份當時不可於認可交易所買賣，則指董事會秉誠釐定之價值。董事會須書面交代參考有關附屬公司業務之公平市值(按照持續經營及於公開市場由自願買方與自願賣方交易之基準釐定)後所認為股份於計算日期之公平市值。董事會可參考其認為就釐定估值而言適合或必須之專家及專業顧問意見。有關附屬公司須應董事會之合理要求向其提供評估公平市值所需之一切資料；

「承授人」 指 根據購股權計劃規則與程序所執行之購股權計劃之條款接納購股權之僱員或(在文意許可的情況下)原承授人身故後獲得有關購股權之人仕；

「本集團」 指 e-Kong Group Limited及各附屬公司；

「控股公司」 指 有關附屬公司之控股公司(定義見香港公司條例第2條)，及如該公司於美國註冊成立，則亦指有關附屬公司之母公司(定義見美國一九八六年税務守則第424(e)條)；

「上市規則」 指 聯交所不時之證券上市規則；

「購股權」 指 根據購股權計劃規則與程序授出而於當時有效可認購股份之購股權；

「購股權期限」	指	將由有關董事會釐定並知會承授人之期間，於開始日期後一日起計，至該期間最後一日或採納日期滿十週年(以較早者為準)為止；
「有關附屬公司」	指	實施購股權計劃規則與程序之任何附屬公司；
「購股權計劃規則與程序」	指	目前或經修訂之附屬公司僱員購股權計劃規則與程序；
「股份」	指	有關附屬公司股本中之普通股；
「股東」	指	本公司股本中之股份持有人；
「股東特別大會」	指	將於二零零一年四月二十五日星期三下午二時正假座香港北角渣華道191號嘉華國際中心2101-3室舉行之本公司股東特別大會，有關通告載於本通函；
「聯交所」	指	香港聯合交易所有限公司；
「認購價」	指	承授人行使購股權認購股份之每股股份價格，按下文所述股份價格釐定；
「附屬公司」	指	本公司當時或不時之附屬公司(定義見香港公司條例第2條)，及如該公司於美國註冊成立，則亦指美國一九八六年稅務守則(Internal Revenue Code)第424(f)條所界定者；
「10%股權股東」	指	獲授購股權當時直接或間接擁有股份或以任何其他方式擁有股權，而有關股權涉及有關附屬公司所有類別股票全部投票權十分之一(10%)或以上者；及
「元」	指	美元。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

董事：
Richard John Siemens先生 *(主席)*
Derrick Francis Bulawa先生
林祥貴先生
Mokhzani Bin Mahathir先生*
方昭泉先生*
顏楚文先生**
馮志光先生**
陳燿陽先生**

*非執行董事
**獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
2101-3室

敬啟者：

採納附屬公司的僱員購股權計劃之規則與程序

緒言

本通函旨在向　閣下提供關於本公司之普通決議案之資料。有關普通決議案將於本公司股東特別大會提呈，以通過採納轄下附屬公司僱員購股權計劃之一套規則與程序。

採納附屬公司的僱員購股權計劃之規則與程序

董事建議於股東特別大會舉行後採納購股權計劃規則與程序，為有關附屬公司之僱員提供福利，令僱員可購入其服務的有關附屬公司之直接股權。

購股權計劃規則與程序與現有購股權計劃之分別在於前者令有關附屬公司之僱員有機會購入其服務的有關附屬公司之直接股權，而非本公司之股權。

董事認為，由於購股權計劃規則與程序令有關附屬公司之僱員有機會購入其服務的有關附屬公司之直接股權，有助有關附屬公司招聘及挽留僱員，因此符合本公司及本集團之整體利益。

採納購股權計劃規則與程序之條件如下：

(i) 股東批准及通過必須之普通決議案採納購股權計劃規則與程序；及

(ii) 聯交所批准購股權計劃規則與程序及其後據此授出任何購股權，

而本公司各附屬公司須待其股東批准及通過有關必須之普通決議案後，方可實施購股權計劃規則與程序。

購股權計劃規則與程序之主要條款概要載於本通函附錄。

股東特別大會

本通函載有股東特別大會通告，會上將提呈普通決議案批准及採納購股權計劃規則與程序。

隨函奉附股東特別大會代表委任表格。無論　閣下是否有意出席大會，務請按印列之指示填妥隨附之代表委任表格，並最遲於大會或其任何續會指定舉行時間48小時前盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。交回代表委任表格後，　閣下仍可親身出席大會與任何續會，並於會上投票。

推薦建議

董事認為採納購股權計劃規則與程序之普通決議案對本公司有利，更符合本集團之整體利益。因此，董事建議各股東投票批准及採納購股權計劃規則與程序。

一般資料

謹請留意本通函附錄所載之其他資料。

此致

列位普通股股東(「股東」)　台照及

優先股股東與購股權持有人　參照

承董事會命

董事

Derrick Francis Bulawa

謹啟

二零零一年四月六日

以下為將於股東特別大會上提呈通過採納之購股權計劃規則與程序之主要條款概要：

可參與之人仕

各有關附屬公司之董事會可酌情邀請轄下任何僱員接納購股權，按下文股份價格一段釐定之價格認購該有關附屬公司之股份。承授人接納購股權時須向有關附屬公司繳付1.00元作為購股權之代價。

期限

根據購股權計劃規則與程序實行之計劃有效期由董事會釐定，惟須以採納日期起計滿10年為限。

股份價格

根據購股權計劃規則與程序所實行之計劃之股份認購價，為將由有關附屬公司之董事會知會有關附屬公司之僱員，按有關購股權所涉股份於授出日期的最少85%(如該僱員為10%股權股東，則最少100%)之公平市值總額或股份面值(以較高者為準)。

股份最高數目

根據購股權計劃規則與程序所實行之計劃可授出之購股權(以及已行使與尚未行使之購股權)所涉股份數目上限，與任何其他購股權計劃所涉股份數目合計不得超過相當於有關附屬公司不時已發行普通股(不包括根據購股權計劃規則與程序所實行之計劃下發行之任何股份)面值10%。

根據購股權計劃規則與程序所實行之計劃，倘任何人仕全面行使其全數購股權而導致根據購股權計劃規則與程序所實行之計劃已發行及可發行予該名人仕之股份總數，超過根據購股權計劃規則與程序所實行之計劃當時已發行及可發行股份總數25%時，則該名人仕將不會獲授任何購股權。

行使購股權時間

購股權持有人可根據購股權計劃規則與程序所實行之計劃之條款於購股權期限予以行使(以採納日期起計滿10年為限)。

權利屬承授人個人所有

購股權屬承授人個人所有，不得轉讓或出讓。

離職時之權利

倘承授人因身故、健康欠佳、傷殘或若干其他原因以外之理由而不再為僱員，則該承授人可於離職日期(即該承授人在有關附屬公司之最後實際工作日期，而不論是否以支付薪金代替通知之方式離職)起計90日內行使離職當日所享有而未行使之全部購股權。

因身故、健康欠佳、傷殘或根據僱傭合約所訂其他理由之權利

倘承授人因身故、健康欠佳、傷殘或根據僱傭合約所訂其他理由而不再為僱員，則該承授人或其法定代表(視乎情況而定)可於12個月或有關附屬公司董事會全權釐定之較長期間，行使承授人於離職當日所享有而未行使之全部購股權。

解僱時之權利

倘承授人因嚴重失職或若干其他理由而不再為僱員，則其購股權將於不再為僱員當日自動失效。

股本變動之影響

倘有關附屬公司出現股本變動而購股權仍可行使時，則核數師須就當時尚未行使之購股權、其認購價及／或行使有關購股權之方式，作出核數師書面證明該相應之變動屬公平合理，惟任何該等變動之基準為承授人所享有關附屬公司已發行的普通股之比例在變動前後維持不變，猶如在該變動前所享有一樣，股份亦不得以低於面值之價格發行。

全面收購時之權利

倘任何收購者向有關附屬公司全體股東提出全面收購(不論以收購建議、股份購回建議或債務償還安排之方式)，並根據適用法例，該項全面收購建議之條款已於建議日期起計之規定期間由超過規定最低百分比股份之持有人批准，且收購者於建議成為無條件後在購股權期限內發出通知表示收購其餘股份，則承授人可於建議成為或宣佈為無條件後在適用法例容許之期間行使全部購股權。

自願清盤時之權利

倘有關附屬公司向股東發出股東大會通告，以考慮並酌情通過有關附屬公司之自願清盤決議案，則有關附屬公司須於寄發通告予股東之同日或其後，盡快向有關附屬公司購股權之承授人發出有關通知(連同列明此等條款之通知)。各有關附屬公司購股權承授人(或其法定個人代表)在接獲有關通知後，最遲可於有關附屬公司股東大會舉行前兩個營業日前向有關附屬公司發出書面通知(連同相等於該通知書有關之股份總認購價之滙款支票)，以行使該承授人所持有關附屬公司全部或任何購股權。

股份之地位

因行使購股權而予以配發之股份須符合有關附屬公司當時公司細則之一切規定，並會與配發當日有關附屬公司已發行繳足股份享有同等地位。因此，有關股份之持有人有權享有配發當日或之後派付或作出之一切股息或其他分派，惟倘有關紀錄日期乃於股份配發當日或之前，則以往所宣派、建議或議決派付或作出之任何股息或其他分派除外。

購股權計劃規則與程序目前之情況

購股權計劃規則與程序之先決條件為(i)獲股東於股東大會批准通過普通決議案；及(ii)(如有需要)獲聯交所批准購股權計劃規則與程序及根據購股權計劃規則與程序所實行之計劃其後授出任何購股權。

本公司已向聯交所上市委員會申請批准購股權計劃規則與程序，並會於有需要時申請批准根據購股權計劃規則與程序所實行之計劃其後授出任何購股權。

修訂購股權計劃規則與程序

未經有關附屬公司股東於股東大會通過有關決議案，購股權計劃規則與程序內就有關上市規則第17.02及17.04(2)條所載事宜之規定不可作出有利承授人或準承授人之修訂。倘購股權計劃規則與程序出現任何修訂(資本化發行除外)，則本公司核數師須以書面形式向董事證明有關修訂乃屬公平合理。購股權計劃規則與程序之條款及條件如有任何重大修訂，均須先經聯交所批准，惟根據購股權計劃規則與程序現行條款自動生效之修訂除外。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

茲通告e-Kong Group Limited(「本公司」)將於二零零一年四月二十五日星期三下午二時正假座香港北角渣華道191號嘉華國際中心2101-3室舉行股東特別大會，以考慮並酌情通過(不論有否作出修訂)下列決議案：

普通決議案

1. **「動議**

(a) 待(如有需要)香港聯合交易所有限公司上市委員會批准本公司之附屬公司僱員購股權計劃規則與程序，其主要條款概述於二零零一年四月六日致本公司之股東之通函(該通函已提交大會，並由大會主席加註「A」記號及簽署以資鑑別)(「購股權計劃規則與程序」)及其後根據購股權計劃規則與程序實行之計劃授出購股權，批准及採納購股權計劃規則與程序；及

(b) 授權本公司董事作出彼等認為必需、適當或合適之行動及事宜、簽署其他文件，以及採取一切步驟，以實施及／或實行購股權計劃規則與程序及／或使其生效及應用於本公司之附屬公司。」

承董事會命
公司秘書
王培芳

香港，二零零一年四月六日

附註：

1. 凡有權出席上述通告所召開之大會並於會上投票之股東，均有權委任一位代表代其出席及投票。股東可就其持有之全部或部份股份委任代表。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須早於大會或其任何續會之指定舉行時間前48小時送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。所有代表委任表格將於表格所示日期(即簽訂日期)十二個月後失效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 8 of Exhibit A

CR

Companies Registry
公司註冊處

RECEIVED
SEC MAIL PROCESSING
MAY 02 2002
WASH, D.C. 152 SECTION

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
* ☐ New appointment 新委任
* ☐ Change of particulars 更改資料

02 MAY -5 AM 10:

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Ong 王	Soon Kiat 順吉

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
0160588G	Singapore

Date of Resignation or Cessation 辭職或停職日期

Date 日期 DD 日	MM 月	YYYY 年	Alternate To 替代
23	03	2001	

** Please tick the relevent box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/A940111

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

10/04/2001	11388558
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
CSH	$20.00

Amendment No. 1/97 to Specification No. 1/97
附例編號第 1/97 號的修訂編號第 1/97 號

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
N/A	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名: ______ Surname 姓氏 ______ Other names 名字

Alias (if any) 別名（如有的話）: ______

Previous Names 前用姓名: ______

Address 地址: ______

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號: ______ I.D. Card Number 身份證號碼 ______ Company Number 公司編號

b Overseas Passport 海外護照: ______ Number 號碼 ______ Issuing Country 簽發國家

Nationality 國籍: ______

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N	

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes ___-___ Continuation Sheet A and ___-___ Continuation Sheet B.

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Angela Wang Poey Foon) Date 日期：10 April 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted that the recent increase in the trading volume and price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
e-Kong Group Limited

Lim Shyang Guey
Director

Hong Kong, 11 April 2001

Fax to [illegible] 18/4

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 10 of Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume and price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Lim Shyang Guey
Director

Hong Kong, 18 April 2001

SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted the recent increase in the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board confirms that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lim Shyang Guey
Director

Hong Kong, 20 April 2001

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 12 of Exhibit A

Hong Kong iMail 2 May 2001 (Wednesday)

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Peng Chian Chua and Mr. Ngan Chor Man retired as Non-executive Director and Independent Non-executive Director of the Company respectively at the annual general meeting on 25 April 2001 and did not offer themselves for re-election. The Board would like to thank Mr. Peng and Mr. Ngan for their enormous contribution to the Company in the past years.

By Order of the Board
Lim Shyang Guey
Director

Hong Kong, 27 April 2001

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 13 of Exhibit A

CR

Companies Registry
公司註冊處

02 MAY -6 AM 10:50

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	Ngan	Chor Man

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	I.D. Card Number 身份證號碼: G203864(0)	Company Number 公司編號: N/A
b Overseas Passport 海外護照	Number 號碼: N/A	Issuing Country 簽發國家: N/A

Date of Resignation or Cessation 辭職或停職日期	DD 日	MM 月	YYYY 年	Alternate To 替代
Date 日期	25	04	2001	

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/A940111

For Official Use
請勿填寫

Your Receipt
Companies Registry
H.K.

02/05/2001 HK346779
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
CSH $20.00

Amendment No. 1/97 to Specification No. 1/97
說明書號第 1/97 號的修訂稿號第 1/97 號

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Nationality 國籍

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes 1 Continuation Sheet A and - Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Angela Wang Poey Foon) Date 日期： 2 May 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁 A)

Company Number 公司編號: F6726

Details of Resignation / Cessation (Section 3A of main form) 辭職／停職詳情（表格第 3A 項）

(Note 註 2) 1 Resignation or cessation 辭職或停職

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Peng	Chian Chua

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
0211515H	Singapore

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	04	2001	

2 Resignation or cessation 辭職或停職

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

* *Please tick the relevant box(es)* 請在適當格內加 ✓ 號

03-MAY-2001 12:40 +852 2868 0670 98%

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted the recent increase in the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board confirms that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lim Shyang Guey
Director

Hong Kong, 3 May 2001

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 15 of Exhibit A

Hong Kong iMail 9 May 2001 (Wednesday)

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Mokhzani Bin Mahathir resigned as an Non-executive Director of the Company with effect from 3 May 2001. The Board would like to thank Mr. Mahathir for his enormous contribution to the Company in the past years.

By Order of the Board
Lim Shyang Guey
Director

Hong Kong, 8 May 2001

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 16 of Exhibit A

CR

Companies Registry
公司註冊處

02 MAY -6

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

- [x] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Mahathir	Mokhzani

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
A6730354	Malaysia

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
03	05	2001	

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref : AW/A940111

For 請勿

Your Receipt
Companies Registry
H.K.

09/05/2001 HH347972
CR No. : F-006726-
Sh. Form : D2F
IS $20.00
CSH $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 / MM 月 / YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏　　Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼　　Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼　　Issuing Country 簽發國家

Nationality 國籍

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes - Continuation Sheet A and - Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (Angela Wang Poey Foon)　　Date 日期 : 8 May 2001

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of directors (the"Board") of e-KONG Group Limited (the"Company") has noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
e-Kong Group Limited

Derrick Bulawa
Director

Hong Kong, 28 May, 2001

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 18 of Exhibit A

Date :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
kevinjones@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F, One and Two Exchange Square
Central
Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the above Company, we enclose for your attention a disclosure form dated 8 March 2001 given by Mr Chong Ching Lai, a director of the Company appointed with effect of 8 June 2001, in performance of his duties imposed by the Securities (Disclosure of Interests) Ordinance (Cap 396). Please note that as reflected in the form, Mr Chong Ching Lai does not have an interest in any shares or debentures of the Company.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr Jeffrey Cheng – **By Fax Only** (Fax No : 2811 1917)

G:\APF\1994\A940111\Letter 13601(2)

Partners :
Angela PF Wang 王培芬
Stephen M Vine 范施德

Consultants :
*# Pat Bobby Ying Ho 賀英
Amanda J Geddes 賀影娜

Associates :
Roy PC Leung 梁寶釗
Adrian J Taylor 戴樂安
Marc HW Lim 林西偉

Foreign Lawyers :
Kevin L Jones 鍾啟賢
(New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Chong Ching Lai HKID/Passport No. CONTACT PHONE NO.

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to in paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 08 Day 06 Month 2001 Year

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 19 of Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

02 MAY -6 AM 10:01

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board confirms that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
e-Kong Group Limited

Lim Shyang Guey
Director

Hong Kong, 11 June 2001

Hong Kong iMail 12 June 2001 (Tuesday)

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Chong Ching Lai is appointed as a Non-executive Director of the Company with effect from 8 June 2001. The Board would like to welcome Mr. Chong to the Board.

By Order of the Board
Lim Shyang Guey
Director

Hong Kong, 11 June 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted the recent increase in the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board confirms that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 12 June 2001

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 22 of Exhibit A

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

- ☐ Resignation or cessation 辭職或停職
- ☑ New appointment 新委任
- ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填報)

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名: N/A

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address 提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/A940111

For Official Use 請勿填寫本欄

Your Receipt
Companies Registry
H.K.

13/06/2001 88384251
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
CSH $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4) B. Appointment / Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Director	08	06	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name / New Name 姓名／新姓名: Surname 姓氏: Chong 張 — Other names 名字: Ching Lai 清來

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 398 Changi Road #02-03 Castle Court Singapore 419845

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
A8625802	Singapore

Nationality 國籍:

(Notes 註 3 & 4) Other Directorships 其他董事職務 A/C/N

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes - Continuation Sheet A and - Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Angela Wang Poey Foon) Date 日期：12 June 2001

~~Director /~~ Secretary ~~/ Manager / Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

王律師事務所 ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Date : 12 June 2001

Direct Line : 2846 7787

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com

The Registrar of Companies
Companies Registry
13th & 14th Floors
Queensway Government Offices
66 Queensway
Hong Kong

By Hand

02 MAY -5 AM 10: 01

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we enclose the following documents together with the prescribed fee of HK$160.00 for filing :-

1. Annual Return of no Alteration dated 12 June 2001; and
2. Certified true copy of the Company's 2000 Annual Report.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang

Encl

c.c. Mr Jeffrey Cheng, e-Kong Group Limited (Fax No : 2811 1917)

g:\ap\a940111\letter 12601

Companies Registry
公司註冊處

Form 表格 ARF1

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號: F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Year of Annual Return 周年申報表年度: 2001

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
1	1	2000		31	12	2000

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名: [signature]

(Name 姓名): (Angela Wang Poey Foon)
~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Date 日期: 12 June 2001

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong
Ref: AW/940111

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

13/06/2001 88384252
CR No. : F-006726-
Sh. Form : ARF1
13 $140.00
CHQ $140.00
98%

Specification No. 1/98
指明表格第 1/98 號

13-JUN-2001 17:30 +852 2868 0670 P.02

Certified true copy
Angela Wong Poey Foon
Company Secretary

Contents

	Page
Corporate Information	2
Chairman's Statement	3
Management Discussion and Analysis	4
Report of the Directors	8
Directors and Senior Management Profile	15
Auditors' Report	17
Consolidated Income Statement	18
Consolidated Statement of Recognised Gains and Losses	19
Consolidated Balance Sheet	20
Balance Sheet	21
Consolidated Cash Flow Statement	22
Notes to the Financial Statements	23
Summary of Results, Assets and Liabilities of the Group	51
Notice of Annual General Meeting	53

Your Receipt
Companies Registry
H.K.

13/06/2001	BB384253
CR No. :	F-006726-
Sh. Form :	ACF
13	$20.00
CHQ	$20.00

13-JUN-2001 17:30 + 852 2868 0670 98% TOTAL P.03 P.03

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 25 of Exhibit A

CR

Companies Registry
公司註冊處

02 MAY -6 AM 10:01

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/940111

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

16/07/2001 CC356962
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
CSH $20.00

Amendment No. 1/97 to Specification No. 1/97
指明編號第 1/97 號的修訂編號第 1/97 號

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
CHANGE OF ADDRESS OF DIRECTOR	12	07	2001

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名: Chan 陳 (Surname 姓氏) Johnson 耀陽 (Other names 名字)

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: No.1 Goldsmith Road, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D 584607(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: N/A

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A/C/N

(To be completed by companies listed on Hong Kong Stock Exchange only 祗須由香港聯合交易所上市的公司填寫)

This Notification includes ___-___ Continuation Sheet A and ___-___ Continuation Sheet B.
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Angela Wang Poey Foon) Date 日期： 13 July 2001

~~Director／~~Secretary~~／Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 26 of Exhibit A

02 MAY -6 AM 10:11

Hong Kong iMail August 24, 2001 (Friday)

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") announces that Mr. Shane Frederick Weir and Mr. Matthew B. Rosenberg were appointed as Independent Non-executive Directors of the Company with effect from August 21, 2001. Mr. Peter Fung Che Kwong and Mr. Johnson Chan resigned as Independent Non-executive Directors on the same date. The Board would like to thank Mr. Fung and Mr. Chan for their contribution to the Company as well as welcome Mr. Weir and Mr. Rosenberg.

By Order of the Board
Lim Shyang Guey
Director

Hong Kong, August 23, 2001

王律師事務所 ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Date : 24 August 2001

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
kevinjones@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Limited
1/F One and Two Exchange Square
Central Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we enclose for your attention a disclosure form dated 17 August 2001 given by Mr Shane Frederick Weir, a director of the Company appointed with effect from 21 August 2001, in performance of his duties imposed by the Securities (Disclosure of Interests) Ordinance (Cap 396).

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/~~Kevin Jones~~

Encl

cc : Mr Jeffrey Cheng – By Fax Only (Fax No : 2811 1917)

G:\apf\940111\letter(240801).doc

Partners :
Angela PF Wang 王倍芬
Stephen M Vine 冠栢德

Consultants :
*# Pat Bobby Ying Ho 賀英
Amanda J Geddes 賀碧梅
Marc HW Lim 林西偉

Associates :
Roy PC Leung 梁秉釗
Adrian J Taylor 戴樂安
Janet CW So 蘇子慈

Foreign Lawyers :
Kevin L Jones 鍾啟賢
(New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Shane Frederick Weir HKID/Passport No. K346255(2) CONTACT PHONE NO. 2526-1767

(4) I have ~~or have ceased to have~~ a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No* (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

N/A

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

N/A

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

N/A

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	Shares	----------	100,000	☑	☐	prior to 31 Dec 2000	+1.00/shar
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 17 / 08 / 2001
Day Month Year

王律師事務所 ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Date : 7 September 2001

Direct Line : 2846 7787(AW)/2846 7761(KJ)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
kevinjones@angelawangco.com

Ms Regina Hui/Ms Ada Lau
Listing Division
The Stock Exchange of Hong Kong Limited
11/F One International Finance Centre
1 Harbour View Street
Central Hong Kong

By Hand

Dear Ms Hui/Ms Lau

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we enclose the following documents for your attention :-

(1) a disclosure form dated 27 August 2001 given by Mr Matt Rosenberg, a director of the Company appointed with effect from 21 August 2001, in performance of his duties imposed by the Securities (Disclosure of Interests) Ordinance (Cap 396); and
(2) the letter of confirmation duly signed by Mr Rosenberg.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr Jeffrey Cheng/Ms Amy Chan -- **By Fax** (Fax No : 2429 7116)

G:\apf\940111\Letter (280801).doc

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME E-KONG STOCK CODE

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Rosenberg, Matt HKID/Passport No. 101469843 CONTACT PHONE NO. +44 7799068875

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes (No)* (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

Note: Please also fill in Page 2 for the completion of this disclosure

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to in paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 27 / 08 / 01
Day Month Year

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
* ☑ New appointment 新委任
* ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書　☑ Director 董事　☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Chan	Johnson

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D584607(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

Date 日期 DD 日	MM 月	YYYY 年	Alternate To 替代
21	08	2001	

**Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/A940111

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

07/09/2001 FF494139
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
CSH $20.00

Amendment No. 1/97 to Specification No. 1/97
指明編號第 1/97 號的修訂編號第 1/97 號

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號: F6726

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4) Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
APPOINTMENT OF DIRECTOR	21	08	2001

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Surname 姓氏: Rosenberg; Other names 名字: Matt

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 796 Ware Street, Mansfield, MA 02048, USA

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號: I.D. Card Number 身份證號碼: N/A; Company Number 公司編號: N/A

b Overseas Passport 海外護照: Number 號碼: 101469843; Issuing Country 簽發國家: USA

Nationality 國籍: American

(Notes 註 3 & 4) Other Directorships 其他董事職務

A / C / N:

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁 A)

Company Number 公司編號: F6726

Details of Resignation / Cessation (Section 3A of main form) 辭職／停職詳情（表格第 3A 項）

(Note 註 2) 1 Resignation or cessation 辭職或停職

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Fung	Che Kwong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E299177(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
21	08	2001	

2 Resignation or cessation 辭職或停職

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
APPOINTMENT OF DIRECTOR	21	08	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Weir	Shane Frederick

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Ground Floor, 92 Robinson Road, Midlevels, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K346255(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: Canadian

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A/C/N	

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes 1 Continuation Sheet A and 1 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Angela Wang Poey Foon) Date 日期： 7 September 2001

~~Director／~~Secretary~~／Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

TOTAL P.05

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 30 of Exhibit A



02 MAY -6 AM 10:23

e-KONG

Convergence through Services

INTERIM 2001 REPORT

Condensed Consolidated Statement of Recognized Gains and losses

	Six months ended June 30,	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Exchange difference on translation of foreign subsidiaries	**(591)**	0
Exchange reserve released on disposal of subsidiaries	**0**	(1,117)
Other capital reserve and reserve on consolidation released on disposal of subsidiaries	**0**	1,647
Impairment of goodwill on consolidation	**69,335**	0
Net loss attributable to shareholders	**(537,085)**	(1,279)
Total recognized losses	**(468,341)**	(749)
Goodwill eliminated directly against reserve	**0**	(7,272)
Goodwill arising on acquisition of further interests in a subsidiary	**0**	(700)
	(468,341)	(8,721)

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2001, together with comparative figures for the corresponding period in 2000. The results are unaudited but have been reviewed by the Audit Committee of the Company.

Condensed Consolidated Income Statement

		Six months ended June 30,	
		2001	2000
		(Unaudited)	(Unaudited)
	Note	***HK$'000***	*HK$'000*
Turnover	*2*	**126,923**	29,830
Cost of sales		**(101,170)**	(18,596)
Gross profit		**25,753**	11,234
Interest income		**3,747**	14,009
Other net income	*3*	**0**	23,449
		29,500	48,692
Distribution costs		**(11,296)**	0
Business promotion and marketing expenses		**(20,688)**	(17,558)
Administrative expenses		**(108,469)**	(27,845)
Depreciation and amortization		**(16,342)**	(2,935)
(Loss) / Profit from operations		**(127,295)**	354
Finance costs		**(105)**	0
Intangible assets and goodwill written off		**(112,956)**	0
Provision for diminution in value of long-term investments		**(118,945)**	0
Unrealized holding loss on current investments		**(177,283)**	0
Share of results of associates		**(501)**	3
(Loss) / Profit before taxation		**(537,085)**	357
Taxation	*4*	**0**	(739)
Loss after taxation		**(537,085)**	(382)
Minority interests		**0**	(897)
Net loss attributable to shareholders		**(537,085)**	(1,279)
Loss per share	*5*		
Basic		**34.43 cents**	0.09 cents
Diluted		**N/A**	N/A

Arrangement to enable directors to acquire shares or debentures

In accordance with the Scheme which was adopted in a Special General Meeting held on October 25, 1999, the directors of the Company may grant options to eligible employees, including directors, to subscribe for shares in the Company. Any options granted can be exercised within the period as set out in the rules and regulations for the Scheme.

During the period, no share options were granted to or exercised by the directors. Their outstanding options as at June 30, 2001 are shown above.

Apart from the above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive, nor any of their spouses or children under the age of 18 had any right to subscribe for the shares of the Company, or had exercised any such right during the period.

Substantial Shareholder

As at June 30, 2001, according to the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholder had an interest of 10% or more of the Company's issued share capital.

Name of shareholder	Number of shares held	Percentage of total issued share capital
Goldtron Limited	207,717,140	13.32%

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital as at June 30, 2001.

DISCLOSURE OF INTERESTS

Directors' Interests in Shares

As at June 30, 2001, the directors had the following interests in the issued share capital of the Company as notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or as recorded in the register maintained pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"):

Name of director	Number of shares held Personal interest	Number of shares held Other interest	Number of share options held
Richard John Siemens	110,000,000	–	28,700,000 *(note 1)*
Derrick Francis Bulawa	–	–	38,518,509 *(note 2)*
Lim Shyang Guey	–	–	10,300,000 *(note 3)*
Johnson Chan (resigned on August 21, 2001)	100,000	–	–

Notes:

1. 28,700,000 share options have been granted under the Employee Share Option Scheme of the Company (the "Scheme") which are exercisable at the exercise price of HK$0.68 per share during the period from January 24, 2000 to October 24, 2009.

2. 38,518,509 share options have been granted under the Scheme, in which (i) 23,961,235 share options are exercisable at the exercise price of HK$0.42 per share during the period from October 25, 2000 to October 24, 2009; (ii) 4,750,000 share options are exercisable at the exercise price of HK$0.49 per share during the period from November 16, 2000 to October 24, 2009; (iii) 250,000 share options are exercisable at the exercise price of HK$0.60 per share during the period from December 23, 2000 to October 24, 2009; (iv) 25,000 share options are exercisable at the exercise price of HK$0.69 per share during the period from January 3, 2001 to October 24, 2009; and (v) 9,532,274 share options are exercisable at the exercise price of HK$0.35 per share during the period from October 25, 2000 to October 24, 2009.

3. 10,300,000 share options have been granted under the Scheme, in which (i) 4,500,000 share options are exercisable at the exercise price of HK$0.42 per share during the period from October 25, 2000 to October 24, 2009; (ii) 1,500,000 share options are exercisable at the exercise price of HK$0.68 per share during the period from February 21, 2000 to October 24, 2009; (iii) 500,000 share options are exercisable at the exercise price of HK$0.68 per share during the period from March 1, 2000 to October 24, 2009; and (iv) 3,800,000 share options are exercisable at the exercise price of HK$2.30 per share during the period from April 3, 2000 to October 24, 2009.

Save as disclosed above, none of the directors, chief executive and/or any of their associates had any interests in the issued share capital of the Company or any of its associated corporations as defined in the SDI Ordinance as at June 30, 2001 pursuant to Section 29 of the SDI Ordinance.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, save and except that the independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited consolidated results for the six months ended June 30, 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Derrick Francis Bulawa
Director

Hong Kong, September 24, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Group turnover for the period increased by 325% to HK$126,923,000 compared to HK$29,830,000 for the corresponding period in 2000. The growth is mainly attributed to revenue growth from the ZONE operating businesses.

The operational loss of HK$127,295,000 is due mainly to the costs incurred during the growth phase of the Group's businesses. Consolidated net loss attributable to shareholders rose to HK$537,085,000 from HK$1,279,000. The significant increase in the loss is mainly attributable to the non-recurring losses of HK$409,184,000 from write-offs of goodwill and intangible assets and provisions for the diminution in value of the Group's long-term investments and marketable securities.

Liquidity, Financial Resources and Funding

The Group relied principally on its internal resources to fund its operations and investment activities during the period.

Cash and bank balances (including pledged deposits) totaled HK$90,291,000 as at June 30, 2001. As at June 30, 2001, the Group's liabilities under equipment lease financing amounted to HK$7,502,000. The Group had no bank borrowings during the period under review.

Employees and Remuneration Policies

As at June 30, 2001, the Group employed about 250 staff. The Group's remuneration policies are in line with prevailing market practices and formulated on the basis of the performance and experience of individual employees.

The Company has granted share options to certain directors of the Company and certain employees of the Group to motivate their performance and contribution to the Group. Fringe benefits including training subsidies, provident fund and medical insurance are also offered to the employees.

BUSINESS REVIEW AND OUTLOOK

During the period under review, the companies of e-Kong Group Ltd., particularly its ventures group, were affected by the slowdown of worldwide economies and negative market sentiments towards technology related companies. At the same time, however, the Group's service companies continued in constructive directions, with its businesses remaining unique and robust.

In the United States, ZONE Telecom Inc completed the acquisition of certain business and assets of Furst Group Inc in February 2001 and achieved the commercial nationwide launch of domestic-long distance and international telecommunications services in June 2001 under the name "ZoneLD". In Hong Kong, IDD minutes through ZONE1511 increased an average of more than 10% on a month-on-month basis during the review period. Switching and server facilities were upgraded and enhanced in August 2001 to accommodate the significant increase in IDD traffic from more than 160,000 customers and to position the business for further anticipated growth. ZONE1511's Singapore business grew in spite of the challenging business environment in which new major players are hesitant to enter a market which is still dominated by the incumbent operator.

EventClicks has grown its business into a comprehensive service for corporate event organizers in Asia-Pacific. The company has earned the endorsement of the region's top meeting, incentive and conference venues and suppliers, and can now offer event organizers information on over 800 venues in 20 countries throughout the region. During the period, a number of multinational corporations were served by EventClicks in organizing large-scale events throughout Asia-Pacific. Considering the current global economic climate, the company is well positioned to add value to its customers through a series of tailor-made corporate products designed to assist in the assessment and consolidation of corporate group travel management.

*speed**insure*** faced challenges in introducing its novel direct on-line approach to buying insurance into an agent-centric and tradition-bound market. The company's strategy of teaming up with partners with large customer bases and extensive distribution channels has proved cost effective. The company scaled down its operations in Singapore to optimize its effective use of resources in concentrating on the Hong Kong market. *speed**insure*** plans to move forward by focusing on securing strong relationships with strategic distribution partners.

The valuation of the Group's investments was significantly affected by declines in worldwide equity markets during the period and the continuing difficulties encountered by technology related companies. The Group has therefore taken a prudent approach to make provision for devaluation of its investments in order to reflect the fair value for the Group's investments.

The Group still believes that the businesses of its group companies are strong and offer unique value to both business partners and customers. ZONE1511 in Hong Kong is expected to be EBITDA positive by fourth quarter 2001, proving that its business model can achieve scalability within a relatively short period.

The Group is confident that its service businesses will continue to gain market share by improving efficiencies in delivering targeted services through the use of technology and through partnerships involving key distribution channels.

The Group will continue to monitor and review its operations and available resources and will realign its investments, streamline its operations and strengthen its financial resources to best ensure the maintained growth of its group businesses.

5. Loss Per Share

The calculation of basic loss per share is based upon the loss attributable to shareholders of HK$537,085,000 (2000 : HK$1,279,000) and on the weighted average number of ordinary shares of 1,559,963,712 (2000: 1,438,770,951) in issue during the period. The fully diluted loss per share for 2000 and 2001 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

6. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend for the six months ended June 30, 2001 (2000: Nil).

By geographical location:

	Turnover		Segment Results	
	Six months ended June 30,		**Six months ended June 30,**	
	2001	2000	**2001**	2000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**64,658**	29,830	**(50,602)**	(23,893)
Singapore	**6,762**	0	**(8,107)**	0
U.S.A.	**55,503**	0	**(47,362)**	0
	126,923	29,830	**(106,071)**	(23,893)
Add : Interest income			**3,747**	14,009
Gain on disposal of subsidiaries			**0**	23,210
Less : Intangible assets and goodwill written off			**(112,956)**	0
Provision for diminution in value of long-term investments			**(118,945)**	0
Unrealized holding loss on current investments			**(177,283)**	0
Other operating expenses			**(25,577)**	(12,969)
			(537,085)	357

3. Other Net Income

	Six months ended June 30,	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Gain on disposal of subsidiaries	**0**	23,210
Others	**0**	239
	0	23,449

4. Taxation

Hong Kong Profits Tax has not been provided as the Group has no assessable profits for the period.

	Six months ended June 30,	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Hong Kong Profits Tax	**0**	0
Overseas taxation	**0**	739
	0	739

Notes:

1. Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants, except that the comparative figures are not presented for the first cash flow statement in accordance with Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). The accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2000, except that certain of the accounting policies have been changed after the adoption of the recently issued SSAP 30 "Business Combinations", which is effective for the accounting periods commencing on or after January 1, 2001.

According to the transitional provisions as set out in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Therefore, goodwill arising on acquisitions prior to January 1, 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiaries, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to January 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiaries. Any goodwill arising on acquisitions after January 1, 2001 will be capitalized and amortized over its estimated useful life in accordance with SSAP 30.

2. Turnover and Segmental Information

By activities:

	Turnover		**Segment Results**	
	Six months ended June 30,		**Six months ended June 30,**	
	2001	2000	**2001**	2000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Telecommunication services income	**105,078**	4,027	**(84,394)**	(25,882)
Corporate events management services income	**19,008**	0	**(10,480)**	0
Insurance services income	**1,544**	45	**(9,755)**	(2,820)
Internet security solution services income	**1,293**	2,285	**(1,442)**	(574)
Sales of animated films	**0**	23,473	**0**	5,383
	126,923	29,830	**(106,071)**	(23,893)
Add : Interest income			**3,747**	14,009
Gain on disposal of subsidiaries			**0**	23,210
Less : Intangible assets and goodwill written off			**(112,956)**	0
Provision for diminution in value of long-term investments			**(118,945)**	0
Unrealized holding loss on current investments			**(177,283)**	0
Other operating expenses			**(25,577)**	(12,969)
			(537,085)	357

Condensed Consolidated Cash Flow Statement

	Six months ended June 30, 2001 (Unaudited) *HK$'000*
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	**(136,324)**
Net cash inflow from returns on investments and serving of finance	3,642
Tax paid	0
Net cash outflow from investing activities	(89,978)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES	**(222,660)**
Net cash inflow from financing activities	7,501
DECREASE IN CASH AND CASH EQUIVALENTS	**(215,159)**
Cash and cash equivalents at beginning of period	412,988
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**197,829**
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS	
Cash and bank balances	85,291
Pledged deposit	5,000
Current investments	107,538
	197,829

Condensed Consolidated Balance Sheet

	As at June 30, 2001 (Unaudited) HK$'000	As at December 31, 2000 (Audited) HK$'000
ASSETS		
Non-current assets		
Property, plant and equipment	**157,332**	91,049
Intangible assets	**0**	42,366
Interests in associates	**9,715**	12,687
Long-term investments	**45,610**	302,381
	212,657	448,483
Current assets		
Current investments	**107,538**	0
Properties held for sale	**0**	3,734
Inventories	**277**	978
Trade and other receivables	**58,676**	73,791
Pledged deposits	**5,000**	68,680
Cash and bank balances	**85,291**	344,308
	256,782	491,491
Current liabilities		
Trade and other payables	**87,962**	97,657
Current portion of obligations under finance leases	**4,927**	582
	92,889	98,239
Net current assets	**163,893**	393,252
Total assets less current liabilities	**376,550**	841,735
Non-current liabilities		
Obligations under finance leases	**2,575**	0
Minority interests	**711**	119
NET ASSETS	**373,264**	841,616
CAPITAL AND RESERVES		
Issued capital	**40,879**	40,879
Reserves	**332,385**	800,737
	373,264	841,616



e-KONG 港

Convergence through Services

中期 2001 報告

簡明綜合資產負債表

	二零零一年 六月三十日 (未經審核) 千港元	二零零零年 十二月三十一日 (經審核) 千港元
資產		
非流動資產		
物業、機器及設備	**157,332**	91,049
無形資產	**0**	42,366
聯營公司權益	**9,715**	12,687
長期投資	**45,610**	302,381
	212,657	448,483
流動資產		
短期投資	**107,538**	0
待售物業	**0**	3,734
存貨	**277**	978
貿易及其他應收款項	**58,676**	73,791
作抵押存款	**5,000**	68,680
現金及銀行結存	**85,291**	344,308
	256,782	491,491
流動負債		
貿易及其他應付款項	**87,962**	97,657
財務租賃承擔之即期部份	**4,927**	582
	92,889	98,239
流動資產淨值	**163,893**	393,252
總資產減流動負債	**376,550**	841,735
非流動負債		
財務租賃承擔	**2,575**	0
少數股東權益	**711**	119
資產淨值	**373,264**	841,616
資本及儲備		
已發行股本	**40,879**	40,879
儲備	**332,385**	800,737
	373,264	841,616

簡明綜合現金流量表

	截至二零零一年六月三十日止六個月（未經審核）千港元
經營業務之現金流出淨額	**(136,324)**
投資回報及融資成本之現金流入淨額	3,642
已繳稅項	0
投資業務之現金流出淨額	(89,978)
融資前之現金流出淨額	**(222,660)**
融資之現金流入淨額	7,501
現金及現金等值項目減少	**(215,159)**
期初之現金及現金等值項目	412,988
期末之現金及現金等值項目	**197,829**
現金及現金等值項目之結餘分析	
現金及銀行結存	85,291
作抵押存款	5,000
短期投資	107,538
	197,829

附註：

1. **編製基準及會計政策**

簡明綜合中期財務報表乃根據香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25章「中期財務報告」編製，惟根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄16所載的暫行規定而無需在簡明綜合現金流量表中呈列比較數字。用以編製簡明綜合中期財務報表之會計政策與用以編製截至二零零零年十二月三十一日止年度之全年財務報表所用者一致，惟若干會計政策於採納最新頒佈之會計實務準則第30章「企業合併」後予以更改，該等會計準則於二零零一年一月一日或以後開始之會計期間生效。

根據會計實務準則第30章所載之過渡性條文，本集團選擇不會對之前於儲備中撇銷（計入）之商譽（負商譽）作出重列。因此，於二零零一年一月一日前因收購產生之商譽將於儲備中持有，並將於出售有關附屬公司或於商譽被確認為耗損時於收益表中扣除。於二零零一年一月一日前因收購產生之負商譽將於儲備中持有，並將於出售有關附屬公司時計入收益表中。任何於二零零一年一月一日後因收購產生之商譽將根據會計實務準則第30章按其估計可使用年期撥作資本及攤銷。

2. **營業額及分類資料**

按業務劃分：

	營業額		分類業績	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	（未經審核）	（未經審核）	（未經審核）	（未經審核）
	千港元	千港元	千港元	千港元
電訊服務收益	**105,078**	4,027	**(84,394)**	(25,882)
企業活動管理服務收益	**19,008**	0	**(10,480)**	0
保險服務收益	**1,544**	45	**(9,755)**	(2,820)
互聯網保安解決方案服務收益	**1,293**	2,285	**(1,442)**	(574)
動畫銷售	**0**	23,473	**0**	5,383
	126,923	29,830	**(106,071)**	(23,893)
加：利息收入			**3,747**	14,009
出售附屬公司收益			**0**	23,210
減：無形資產及商譽撇銷			**(112,956)**	0
長期投資減值撥備			**(118,945)**	0
持有短期投資之未變現虧損			**(177,283)**	0
其他經營開支			**(25,577)**	(12,969)
			(537,085)	357

按地區劃分：

	營業額		分類業績	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	千港元	千港元	千港元
香港	**64,658**	29,830	**(50,602)**	(23,893)
新加坡	**6,762**	0	**(8,107)**	0
美國	**55,503**	0	**(47,362)**	0
	126,923	29,830	**(106,071)**	(23,893)
加：利息收入			**3,747**	14,009
出售附屬公司收益			**0**	23,210
減：無形資產及商譽撇銷			**(112,956)**	0
長期投資減值撥備			**(118,945)**	0
持有短期投資之未變現虧損			**(177,283)**	0
其他經營開支			**(25,577)**	(12,969)
			(537,085)	357

3. 其他收益淨額

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	千港元
出售附屬公司收益	**0**	23,210
其他	**0**	239
	0	23,449

4. 稅項

由於本集團在期內並無應課稅溢利，因此並無對香港利得稅作出撥備。

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	千港元
香港利得稅	**0**	0
海外稅項	**0**	739
	0	739

5. **每股虧損**

每股基本虧損乃按股東應佔虧損537,085,000港元(二零零零年:1,279,000港元)及期內已發行普通股之加權平均數1,559,963,712股(二零零零年:1,438,770,951股)計算。由於潛在普通股將減低每股虧損,並被視為具反攤薄影響,因此並無呈列二零零零年及二零零一年之每股全面攤薄虧損。

6. **比較數字**

若干比較數字已重新分類,以符合本期間之呈報方式。

中期股息

本公司董事會並不建議派發截至二零零一年六月三十日止六個月之中期股息(二零零零年:無)。

業務回顧及展望

回顧期內，世界經濟放緩及市場對科技相關業務公司前景看淡，均對本集團旗下附屬公司，尤其具投資業務的公司造成影響。與此同時，本集團屬下服務性業務之公司，正繼續朝向既定及具潛力之發展方向，積極拓展獨特和富靈活性的業務。

於美國，ZONE Telecom Inc於二零零一年二月完成收購Furst Group Inc若干業務及資產，並於同年六月，以「ZoneLD」品牌在當地推出全國性的本地及國際長途電話服務。在香港，ZONE1511之長途電話收入於期內以每月百分之十的增長上升，而本集團為應付ZONE1511為數超逾十六萬客戶所帶來日益增長之直撥長途電話用量，於同年八月已提高及增強其接駁服務及伺服器系統，為預期之業務增長做好準備。新加坡市場方面，ZONE1511面對極具挑戰性市場環境下仍持續增長，在新加坡，電訊市場為現有服務供應商所控制，令新競爭者進入市場面對重重困難。

EventClicks繼續拓展於亞太區之業務，為籌辦企業活動客戶提供全面配套活動安排及服務。公司更贏得區內主要旅遊獎勵及會議場地和服務供應商之稱譽及支持，並可為活動籌辦商提供區內二十個國家超過八百個場地資料。期內該公司為不少跨國企業提供服務，協助他們於亞太區籌劃各項大型活動。EventClicks面對主要的全球經濟大氣候，反之處於有利位置，為客戶提供一系列度身訂造之企業服務，替客戶評估及統籌現時企業集體旅遊活動之有關安排。

面對以代理主導及倚重傳統交易方法之保險市場，*speed***insure**積極引入嶄新及直接的網上服務，採用擁有龐大客戶基礎及廣泛分銷渠道夥伴之合作策略，以達致最低成本效益。該公司已收縮新加坡之業務，以期達致更佳資源運用，集中發展香港市場。*speed***insure**現專注維持與策略性分銷夥伴之合作關係，以求更進一步拓展業務。

期內由於全球股票市場下滑及從事科技相關業務公司持續面對不景氣，影響到本集團投資減值。故此，本集團採取謹慎態度，替旗下投資減值作出撥備，以反映本集團之投資的公平價值。

本集團仍深信旗下公司業務具有發展前景，並能為合作夥伴及顧客提供別具價值服務，預期香港之ZONE1511將可於今年第四季取得除利息支出、稅項及折舊、分攤的稅前盈利，證明此營運模式能於較短時間內能達致業務增長之成效。

本集團有信心旗下從事服務性業務之公司，將可透過利用科技改善服務傳送效率及夥拍主要分銷渠道，進一步拓展市場佔有率。

本集團將繼續致力監察及留意其業務營運及各項資源運用，並將致力重組投資項目、改善業務營運及強化本集團財務資源，以確保集團之業務增長及維持盈利能力。

管理層討論及分析

財務回顧

本集團於期內錄得營業額增幅達百分之325，由去年29,830,000港元增至本年度同期126,923,000港元。本集團營業額顯著上升，主要由於ZONE營運業務的收入增加所致。

由於本集團業務正處於增長期引致產生較大成本支出並導致經營虧損127,295,000港元。綜合股東應佔虧損淨額由1,279,000港元增至537,085,000港元。虧損顯著上升，主要由於因商譽及無形資產撇銷及對長期投資和有價證券的減值作出撥備之非經常性虧損合共409,184,000港元所致。

流動資金、財務資源及資金

本集團於期內主要依賴內部資源提供資金支持其營運及投資活動。

截至二零零一年六月三十日止，本集團的現金及銀行存款（包括作抵押存款）合共90,291,000港元。於二零零一年六月三十日，本集團於設備租賃融資的負債為7,502,000港元。期內，本集團並沒有任何銀行借貸。

僱員及薪酬政策

於二零零一年六月三十日，本集團聘用約250名僱員。本集團之薪酬政策與現行市場慣例相若，並根據個別僱員之表現及經驗釐定。

本公司已向若干本公司董事及本集團僱員授出購股權，以激勵他們創造更佳表現及對本集團作出貢獻。本公司亦為僱員提供包括培訓津貼、強積金及醫療保險之附帶福利。

遵守最佳應用守則

董事會認為，除各獨立非執行董事並無特定任期，惟須按本公司之公司細則於股東週年大會上輪值退任及膺選連任所規限外，本公司於整個期間一直遵守上市規則附錄14所載之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務滙報事宜（包括審閱截至二零零一年六月三十日止六個月之未經審核綜合業績）進行討論。

買賣或贖回本公司之上市證券

在本期間，本公司或各附屬公司均無買賣或贖回本公司任何上市證券。

承董事會命
董事
Derrick Francis Bulawa

香港，二零零一年九月二十四日

權益披露

董事之股份權益

於二零零一年六月三十日，根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所，或根據證券（公開權益）條例（「公開權益條例」）第29條須存置之登記冊所記錄，各董事所擁有本公司已發行股本權益如下：

董事姓名	所持股份數目 個人權益	所持股份數目 其他權益	所持購股權數目	
Richard John Siemens	110,000,000	–	28,700,000	（附註1）
Derrick Francis Bulawa	–	–	38,518,509	（附註2）
林祥貴	–	–	10,300,000	（附註3）
Johnson Chan（於二零零一年八月二十一日辭任）	100,000	–	–	

附註：

1. 28,700,000份購股權乃根據本公司僱員購股權計劃（「購股權計劃」）授出，可於二零零零年一月二十四日至二零零九年十月二十四日期間按行使價每股0.68港元行使。

2. 38,518,509份購股權乃根據購股權計劃授出，其中(i) 23,961,235份購股權可於二零零零年十月二十五日至二零零九年十月二十四日期間按行使價每股0.42港元行使；(ii) 4,750,000份購股權可於二零零零年十一月十六日至二零零九年十月二十四日期間按行使價每股0.49港元行使；(iii) 250,000份購股權可於二零零零年十二月二十三日至二零零九年十月二十四日期間按行使價每股0.60港元行使；(iv) 25,000份購股權可於二零零一年一月三日至二零零九年十月二十四日期間按行使價每股0.69港元行使；及(v) 9,532,274份購股權可於二零零零年十月二十五日至二零零九年十月二十四日期間按行使價每股0.35港元行使。

3. 10,300,000份購股權乃根據購股權計劃授出，其中(i) 4,500,000份購股權可於二零零零年十月二十五日至二零零九年十月二十四日期間按行使價每股0.42港元行使；(ii) 1,500,000份購股權可於二零零零年二月二十一日至二零零九年十月二十四日期間按行使價每股0.68港元行使；(iii) 500,000份購股權可於二零零零年三月一日至二零零九年十月二十四日期間按行使價每股0.68港元行使；及(iv) 3,800,000份購股權可於二零零零年四月三日至二零零九年十月二十四日期間按行使價每股2.30港元行使。

除上文所披露者外，根據公開權益條例第29條，各董事、主要行政人員及／或彼等之聯繫人士於二零零一年六月三十日概無擁有本公司或其任何聯營公司（定義見公開權益條例）之任何股份權益。

董事收購股份或債券之安排

根據一九九九年十月二十五日所舉行之股東特別大會上通過之購股權計劃，本公司董事可向合資格僱員（包括董事）授出可認購本公司股份之購股權，而所授之任何購股權均可於購股權計劃規則與規定所述之期間行使。

期內，董事並無獲授予或行使購股權。彼等於二零零一年六月三十日尚未行使之購股權呈列於上文。

除上述者外，本公司或其任何附屬公司於期內概無參與任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而各董事或主要行政人員或彼等之配偶或未滿18歲之子女於期內亦無擁有或行使任何認購本公司任何股份之權利。

主要股東

於二零零一年六月三十日，根據公開權益條例第16(1)條須存置之主要股東登記冊所記錄，本公司獲悉下列股東擁有本公司已發行股本10%或以上之權益：

股東名稱	所持股份數目	佔已發行股本總額百分比
Goldtron Limited	207,717,140	13.32%

除上文所披露者外，於二零零一年六月三十日，本公司並無獲悉任何人士持有本公司已發行股本10%或以上之任何其他權益。

中期業績

e-Kong Group Limited (「本公司」) 之董事會 (「董事會」) 欣然宣佈本公司及其附屬公司 (「本集團」) 截至二零零一年六月三十日止六個月之未經審核綜合業績,連同二零零零年同期之比較數字。業績乃未經審核,惟已由本公司之審核委員會審閱。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
營業額	2	**126,923**	29,830
銷售成本		**(101,170)**	(18,596)
毛利		**25,753**	11,234
利息收入		**3,747**	14,009
其他收益淨額	3	**0**	23,449
		29,500	48,692
分銷成本		**(11,296)**	0
業務宣傳及市場推廣開支		**(20,688)**	(17,558)
行政開支		**(108,469)**	(27,845)
折舊及攤銷		**(16,342)**	(2,935)
經營(虧損)/溢利		**(127,295)**	354
融資成本		**(105)**	0
無形資產及商譽撇銷		**(112,956)**	0
長期投資減值撥備		**(118,945)**	0
持有短期投資之未變現虧損		**(177,283)**	0
應佔聯營公司業績		**(501)**	3
除税前(虧損)/溢利		**(537,085)**	357
税項	4	**0**	(739)
除税後虧損		**(537,085)**	(382)
少數股東權益		**0**	(897)
股東應佔虧損淨額		**(537,085)**	(1,279)
每股虧損	5		
基本		**34.43仙**	0.09仙
攤薄		不適用	不適用

簡明綜合經確認盈虧表

	截至六月三十日止六個月	
	二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
兌換海外附屬公司之滙兌差額	**(591)**	0
出售附屬公司時解除之滙兌儲備	**0**	(1,117)
出售附屬公司時解除之其他資本儲備及綜合帳目之儲備	**0**	1,647
綜合時之商譽耗損	**69,335**	0
股東應佔虧損淨額	**(537,085)**	(1,279)
經確認虧損總額	**(468,341)**	(749)
直接在儲備撇銷之商譽	**0**	(7,272)
增購附屬公司權益時產生之商譽	**0**	(700)
	(468,341)	(8,721)

e-KONG
Convergence through Services

By Fax (No. 2905 1375)
and By Hand

Ref : CS/L524/01

25 September 2001

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Road
Central, Hong Kong

Attn : Ms. Regina Hui

Dear Sirs

Re : Interim Results for six months ended 30 June 2001 (the "Interim Results")

We refer to the captioned matter and enclose 7 copies of the relevant announcements for your attention.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

cc Angela Wang, Company Secretary (By Fax (No. 2868 0708))

www.e-kong.com

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 [illegible]

e-KONG

Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2001

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2001, together with comparative figures for the corresponding period in 2000. The results are unaudited but have been reviewed by the Audit Committee of the Company.

Condensed Consolidated Income Statement

	Note	Six months ended June 30, 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000
Turnover	2	126,923	29,830
Cost of sales		(101,170)	(18,596)
Gross profit		25,753	11,234
Interest income		3,747	14,009
Other net income	3	0	23,449
		29,500	48,692
Distribution costs		(11,296)	0
Business promotion and marketing expenses		(20,688)	(17,558)
Administrative expenses		(108,469)	(27,845)
Depreciation and amortization		(16,342)	(2,935)
(Loss) / Profit from operations		(127,295)	354
Finance costs		(105)	0
Intangible assets and goodwill written off		(112,956)	0
Provision for diminution in value of long-term investments		(118,945)	0
Unrealized holding loss on other investments		(177,283)	0
Share of results of associates		(501)	3
(Loss) / Profit before taxation		(537,085)	357
Taxation	4	0	(739)

4. **Taxation**

Hong Kong Profits Tax has not been provided as the Group has no assessable profits for the period.

	Six Months ended June 30, 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000
Hong Kong Profits Tax	0	0
Overseas taxation	0	739
	0	739

5. **Loss per share**

The calculation of basic loss per share is based upon the loss attributable to shareholders of HK$537,085,000 (2000 : HK$1,279,000) and on the weighted average number of ordinary shares of 1,559,963,712 (2000: 1,438,770,951) in issue during the period. The fully diluted loss per share for 2000 and 2001 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

INTERIM DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend for the six months ended June 30, 2001 (2000: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the companies of e-Kong Group Ltd., particularly its ventures group, were affected by the slowdown of worldwide economies and negative market sentiments towards technology related companies. At the same time, however, the Group's service companies continued in constructive directions, with its businesses remaining unique and robust.

In the United States, ZONE Telecom Inc completed the acquisition of certain business and assets of Furst Group Inc in February 2001 and achieved the commercial nationwide launch of domestic-long distance and international telecommunications services in June 2001 under the name "ZoneLD". In Hong Kong, IDD minutes through ZONE1511 increased an average of more than 10% on a month-on-month basis during the review period. Switching and server facilities were upgraded and enhanced in August 2001 to accommodate the significant increase in IDD traffic from more than 160,000 customers and to position the business for further anticipated growth. ZONE1511's Singapore business grew in spite of the challenging business environment in which new major players are hesitant to enter a market which is still dominated by the incumbent operator.

EventClicks has grown its business into a comprehensive service for corporate event organizers in Asia-Pacific. The

	Note	2001	2000
Share of results of associates		(501)	3
(Loss) / Profit before taxation		(537,085)	357
Taxation	4	0	(739)
Loss after taxation		(537,085)	(382)
Minority interests		0	(897)
Net loss attributable to shareholders		(537,085)	(1,279)
Loss per share	5		
Basic		34.43 cents	0.09 cents
Diluted		N/A	N/A

Notes:

1. **Basis of presentation**

The condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants, except that the comparative figures are not presented for the first cash flow statement in accordance with Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules").

2. **Turnover and segmental information**

By activities:

	Turnover Six Months ended June 30, 2001 (Unaudited) *HK$'000*	Turnover Six Months ended June 30, 2000 (Unaudited) *HK$'000*	Segment Results Six Months ended June 30, 2001 (Unaudited) *HK$'000*	Segment Results Six Months ended June 30, 2000 (Unaudited) *HK$'000*
Telecommunication services income	105,078	4,027	(84,394)	(25,882)
Corporate events management services income	19,008	0	(10,480)	0
Insurance services income	1,544	45	(9,755)	(2,820)
Internet security solution services income	1,293	2,285	(1,442)	(574)
Sales of animated films	0	23,473	0	5,383
	126,923	29,830	(106,071)	(23,893)
Add : Interest income			3,747	14,009
Disposal on subsidiaries			0	23,210
Less : Intangible assets and goodwill written off			(112,956)	0
Provision for diminution in value of long-term investments			(118,945)	0
Unrealized holding loss on other investments			(177,283)	0
Other operating expenses			(25,577)	(12,969)
			(537,085)	357

By geographical location:

	Turnover Six Months ended June 30, 2001 (Unaudited) *HK$'000*	Turnover Six Months ended June 30, 2000 (Unaudited) *HK$'000*	Segment Results Six Months ended June 30, 2001 (Unaudited) *HK$'000*	Segment Results Six Months ended June 30, 2000 (Unaudited) *HK$'000*
Hong Kong	64,658	29,830	(50,602)	(23,893)
Singapore	6,762	0	(8,107)	0
U.S.A.	55,503	0	(47,362)	0
	126,923	29,830	(106,071)	(23,893)
Add : Interest income			3,747	14,009
Disposal on subsidiaries			0	23,210
Less : Intangible assets and goodwill written off			(112,956)	0
Provision for diminution in value of long-term investments			(118,945)	0
Unrealized holding loss on other investments			(177,283)	0
Other operating expenses			(25,577)	(12,969)
			(537,085)	357

3. **Other net income**

	Six Months ended June 30, 2001 (Unaudited) *HK$'000*	Six Months ended June 30, 2000 (Unaudited) *HK$'000*
Gain on disposal of subsidiaries	0	23,210
Others	0	239
	0	23,449

business grew in spite of the challenging business environment in which new major players are hesitant to enter a market which is still dominated by the incumbent operator.

EventClicks has grown its b[illegible]s into a comprehensive service for corporate event organizers in Asia-Pacific. The company has earned the end[illegible]ent of the region's top meeting, incentive and conference venues and suppliers, and can now offer event organizers information on over 800 venues in 20 countries throughout the region. During the period, a number of multinational corporations were served by EventClicks in organizing large-scale events throughout Asia-Pacific. Considering the current global economic climate, the company is well positioned to add value to its customers through a series of tailor-made corporate products designed to assist in the assessment and consolidation of corporate group travel management.

speedinsure faced challenges in introducing its novel direct on-line approach to buying insurance into an agent-centric and tradition-bound market. The company's strategy of teaming up with partners with large customer bases and extensive distribution channels has proved cost effective. The company scaled down its operations in Singapore to optimize its effective use of resources in concentrating on the Hong Kong market. ***speedinsure*** plans to move forward by focusing on securing strong relationships with strategic distribution partners.

The valuation of the Group's investments was significantly affected by declines in worldwide equity markets during the period and the continuing difficulties encountered by technology related companies. The Group has therefore taken a prudent approach to make provision for devaluation of its investments in order to reflect the fair value for the Group's investments.

The Group still believes that the businesses of its group companies are strong and offer unique value to both business partners and customers. ZONE1511 in Hong Kong is expected to be EBITDA positive by fourth quarter 2001, proving that its business model can achieve scalability within a relatively short period.

The Group is confident that its service businesses will continue to gain market share by improving efficiencies in delivering targeted services through the use of technology and through partnerships involving key distribution channels.

The Group will continue to monitor and review its operations and available resources and will realign its investments, streamline its operations and strengthen its financial resources to best ensure the maintained growth of its group businesses.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Group turnover for the period increased by 325% to HK$126,923,000 compared to HK$29,830,000 for the corresponding period in 2000. The growth is mainly attributed to revenue growth from the ZONE operating businesses.

The operational loss of HK$127,295,000 is due mainly to the costs incurred during the growth phase of the Group's businesses. Consolidated net loss attributable to shareholders rose to HK$537,085,000 from HK$1,279,000. The significant increase in the loss is mainly attributable to the non-recurring losses of HK$409,184,000 from write-offs of goodwill and intangible assets and provisions for the diminution in value of the Group's long-term investments and marketable securities.

Liquidity, Financial Resources and Funding

The Group relied principally on its internal resources to fund its operations and investment activities during the period.

Cash and bank balances (including pledged deposits) totalled HK$90,291,000 as at June 30, 2001. As at June 30, 2001, the Group's liabilities under equipment lease financing amounted to HK$7,502,000. The Group had no bank borrowings during the period under review.

Employees and Remuneration Policies

As at June 30, 2001, the Group employed about 250 staff. The Group's remuneration policies are in line with prevailing market practices and formulated on the basis of the performance and experience of individual employees.

The Company has granted share options to certain directors of the Company and certain employees of the Group to motivate their performance and contribution to the Group. Fringe benefits including training subsidies, provident fund and medical insurance are also offered to the employees.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, save and except that the independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited consolidated results for the six months ended June 30, 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The Interim Report of the Company containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on both the website of the Stock Exchange and the website of the Company in due course.

By order of the Board
Derrick Francis Bulawa
Director

Hong Kong, September 24, 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent decrease in the price of the shares and the increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movement save for the announcement dated 24 September 2001 in relation to the interim results of the Company for the six months ended June 30, 2001.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Lim Shyang Guey
Director

Hong Kong, 25 September 2001

02 MAY -5 AM 10:

26 September 2001

BY FAX AND BY HAND
(Fax No : 2905 1375)

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we hereby apply for suspension in the trading of shares of the Company on the Stock Exchange of Hong Kong Limited with immediate effect pending an announcement of the Company regarding a possible rights issue.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Director

G:\APF\1994\A940111\letter(26.09.01)

e-KONG

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 34 of Exhibit A

11 October 2001

Ms Regina Hui/Ms Ada Lau
Listing Division
The Stock Exchange of Hong Kong Ltd
11/F One International Finance Centre
1 Harbour View Street
Central Hong Kong

By Fax & By Hand
(Fax No : 2537 9351)

Dear Ms Hui/Ms Lau

Re : e-Kong Group Limited (the "Company")

We submit herewith our formal request for the resumption of trading in the Company's shares with effect from 10:00 a.m. on 11 October 2001.

If you have any question, please do not hesitate to contact us.

Yours sincerely

S G Lim

e-KONG Group Limited
Suite 2101-3 K Wah Centre
191 Java Road North Point Hong Kong

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 35 of Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent decrease in the price of the shares and the increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movement save for the proposed rights issue as disclosed in the Company's announcement dated 10 October 2001.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Lim Shyang Guey
Director

Hong Kong, 11 October 2001

02 MAY -9

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 36 of Exhibit A

02 MAY -6 AM 10:20

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer to shareholders or any other persons to acquire, purchase or subscribe for securities of the Company.

e-KONG
Convergence through Services

e-Kong Group Limited

(incorporated in Bermuda with limited liability)
www.e-kong.com

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE AND EVERY ONE CONVERTIBLE PREFERENCE SHARE HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE

WHITEWASH WAIVER AND CREEPER AUTHORIZATION

PROPOSED INCREASE IN AUTHORIZED SHARE CAPITAL

Joint Financial Advisers to
e-Kong Group Limited

Deloitte & Touche
Corporate Finance Ltd

APC 亞洲證券融資有限公司 APC Capital Limited

The Company proposes to raise approximately HK$133 million before expenses by way of a rights issue of two Rights Shares at HK$0.0425 per Rights Share for every one existing Share and every one Convertible Preference Share held on the Record Date.

The Company will provisionally allot two Rights Shares in nil-paid form for every existing Share and every existing Convertible Preference Share held by each Qualifying Shareholder on the Record Date. As at the date of this announcement, there are 9,680,000 Convertible Preference Shares and 131,948,509 Share Options outstanding entitling holders thereof to convert to 9,680,000 Shares and subscribe for 131,948,509 Shares respectively. There are no other outstanding securities or instruments capable of conversion other than the 9,680,000 Convertible Preference Shares and the 131,948,509 Share Options. The Rights Issue is not available to Overseas Shareholders.

The Company intends to use the net proceeds from the Rights Issue for general working capital purposes for its service-related businesses.

The chairman of the Company, Mr Siemens has irrevocably undertaken to the Company and the Underwriter that the Shares beneficially owned by companies controlled by him will continue to be held from the date of undertaking on 4th October, 2001 up to the Record Date, that he will not without the prior written consent of the Executive acquire or dispose of or otherwise deal in the Shares and that he will subscribe for or procure the subscription for an aggregate of 220,000,000 Rights Shares, which will be provisionally allotted to companies controlled by him as the beneficial owner of 110,000,000 existing Shares. Furthermore, Mr Saran and Mr Hicks, two parties acting in concert with Mr Siemens, have made equivalent undertakings in respect of their respective beneficial holdings of 1,140,000 and 8,835,714 existing Shares. As at the date of this announcement, Mr Siemens holds 28,700,000 Share Options with an exercise price of HK$0.68. Neither Mr Saran nor Mr Hicks holds any Share Options. The Rights Issue will be fully underwritten by the Underwriter other than the Rights Shares undertaken to be taken up, or procured to be taken up by Mr Siemens, Mr Saran and Mr Hicks.

Interventure Group has also agreed to sub-underwrite not more than 1,468,235,294 Rights Shares representing approximately 50.64% of 2,899,343,244 underwritten Rights Shares under the Underwriting Agreement. Assuming that:

- Mr Siemens, Mr Saran and Mr Hicks take up or procure to be taken up their full entitlement to 239,951,428 Rights Shares;
- Interventure Group is required fully to take up its sub-underwriting commitments;
- the Underwriter places down all Rights Shares which may be acquired by it;
- all Convertible Preference Shares are converted;
- all the Share Options are exercised (other than the 28,700,000 Share Options held by Mr Siemens); and
- excluding any application for excess Rights Shares;

then the combined shareholding in the Company of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will increase from approximately 7.69% to approximately 36.43% immediately upon completion of the Rights Issue. If there are no Share Options exercised and no Convertible Preference Shares converted and the Underwriter takes up all the underwritten Rights Shares the aggregate shareholding of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will be approximately 69.36%.

The last day of dealing in the Shares on a cum-rights basis is Monday, 12th November, 2001. The Shares will be dealt with on an ex-rights basis from Tuesday, 13th November, 2001. To qualify for the Rights Issue, a Qualifying Shareholder's name must appear on the register of members of the Company on the Record Date, which is currently expected to be Monday, 19th November, 2001. In order to be registered as

Shares undertaken to be taken up, or procured to be taken up by Mr Siemens, Mr Saran and Mr Hicks.

Interventure Group has also agreed to sub-underwrite not more than 1,468,235,294 Rights Shares representing approximately 50.64% of 2,899,343,244 underwritten Rights Shares under the Underwriting Agreement.

Assuming that:

- Mr Siemens, Mr Saran and Mr Hicks take up or procure to be taken up their full entitlement to 239,951,428 Rights Shares;
- Interventure Group is required fully to take up its sub-underwriting commitments;
- the Underwriter places down all Rights Shares which may be acquired by it;
- all Convertible Preference Shares are converted;
- all the Share Options are exercised (other than the 28,700,000 Share Options held by Mr Siemens); and
- excluding any application for excess Rights Shares;

then the combined shareholding in the Company of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will increase from approximately 7.69% to approximately 36.43% immediately upon completion of the Rights Issue. If there are no Share Options exercised and no Convertible Preference Shares converted and the Underwriter takes up all the underwritten Rights Shares the aggregate shareholding of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will be approximately 69.36%.

The last day of dealing in the Shares on a cum-rights basis is Monday, 12th November, 2001. The Shares will be dealt with on an ex-rights basis from Tuesday, 13th November, 2001. To qualify for the Rights Issue, a Qualifying Shareholder's name must appear on the register of members of the Company on the Record Date, which is currently expected to be Monday, 19th November, 2001. In order to be registered as members on the Record Date, any transfers of Shares (with the relevant share certificates) must be lodged for registration by 4:00 p.m. on Wednesday, 14th November, 2001 (the share register is expected to be closed from Thursday, 15th November, 2001 to Monday, 19th November, 2001, both days inclusive). Holders of the Share Options who wish to participate in the Rights Issue should exercise the rights attached to the Share Options in accordance with their terms on or before 4:00 p.m. on Wednesday, 14th November, 2001 so as to enable them to be registered as holders of Shares on or before the Record Date.

It should be noted that the Underwriting Agreement contains a force majeure clause entitling the Underwriter, by notice in writing, to terminate its obligations if there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

The Rights Issue is subject to the satisfaction of certain conditions as described under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is subject to, amongst other things, the approval of the Rights Issue by the Independent Shareholders at the Special General Meeting, an increase of the Company's authorized ordinary share capital to accommodate the Rights Issue, the Underwriter not terminating the Underwriting Agreement (see the section headed "Termination of the Underwriting Agreement" below), the Executive granting the Whitewash Waiver to Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them and the satisfaction of any conditions attached to the Whitewash Waiver. The conditions of the Rights Issue cannot be waived by the Company and / or the Underwriter under the terms of the Underwriting Agreement. Accordingly, the Rights Issue may or may not proceed.

Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) do not intend to make a general offer for the securities of the Company if the Whitewash Waiver is not granted.

Investors' attention is drawn to the statement "Warning of the risks of dealing in Shares and nil-paid Rights Shares" below.

A circular containing, amongst other things, details of the increase in authorized ordinary share capital, the Rights Issue, the recommendation of the independent board committee and advice of the independent adviser in respect of the Whitewash Waiver and creeper authorization and the notice convening the Special General Meeting will be despatched to the Shareholders and holders of the Convertible Preference Shares within 21 days of the date of this announcement.

At the request of the Company, trading in the Shares has been suspended with effect from 10:00 a.m. on 26th September, 2001. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 10:00 a.m. on 11th October, 2001.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	two Rights Shares for every one existing Share, and two Rights Shares for every one Convertible Preference Share, held on the Record Date
Number of existing shares in issue:	1,559,967,336 Shares and 9,680,000 Convertible Preference Shares as at the date of this announcement
Number of Rights Shares:	not less than 3,139,294,672 Shares, representing approximately 201.24% of the total existing issued Shares of the Company and approximately 66.80% of the Company's issued Shares as enlarged by the issue of the Rights Shares (assuming no conversion of Share Options prior to the Record Date)

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be issued and allotted on or before the Record Date, including Shares which may be issued and allotted to holders of Share Options pursuant to any exercise of the subscription rights attaching to the Share Options. As at the date of this announcement, there were 131,948,509 outstanding Share Options. If all of the subscription rights attaching to such Share Options are exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will increase to 1,691,915,845 and the number of Rights Shares which may be issued pursuant to the Rights Issue will increase to 3,403,191,690. Under the bye-laws of the Company holders of the Convertible Preference Shares are entitled to two Rights Shares for each Convertible Preference Share held, irrespective of whether the Convertible Preference Share is converted or not. Thus, 19,360,000 Rights Shares will be provisionally allotted in respect of the 9,680,000 Convertible Preference Shares currently in issue whether or not such Convertible Preference Shares are actually converted or not. There are no other outstanding securities or instruments capable of conversion to Shares other than the 9,680,000 Convertible Preference Shares and the 131,948,509 Share Options. The Company expects to raise approximately HK$133 million before expenses through the Rights Issue.

Qualifying Shareholders and Overseas Shareholders

The Company will send the Prospectus, the provisional allotment letters and the forms of application for excess Rights Shares to the Qualifying Shareholders only. To qualify for the Rights Issue, a Shareholder must:

(i) be registered as a member of the Company at the close of business on the Record Date; and

(ii) have on the register of members of the Company on the Record Date an address in Hong Kong.

The Rights Issue Documents will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong. No provisional allotment of Rights Shares will be made to the Overseas Shareholders. The Company will send copies of the Prospectus to the Overseas Shareholders for their information only, but the Company will not send any provisional allotment letters and forms of application for excess Rights Shares to the Overseas Shareholders.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Overseas Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of sale, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars as soon as practicable. Individual amounts of less than HK$100 each will not be so paid but will be retained by the Company for its benefit.

In order to be registered as a member at the close of business on the Record Date, Shareholders must lodge any transfers of Shares (with the relevant share certificates) with the Hong Kong branch share registrars of the Company, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Wednesday, 14th November, 2001.

Holders of the Share Options who wish to participate in the Rights Issue should exercise the rights attached to the Share Options in accordance with their terms on or before 4:00 p.m. on Wednesday, 14th November, 2001 so as to enable them to be registered as holders of Shares on or before the Record Date.

Closure of register of members

The register of members of the Company and the register of holders of the Convertible Preference Shares will be closed from Thursday, 15th November, 2001 to Monday, 19th November, 2001 (both days inclusive). No transfer of Shares or Convertible Preference Shares will be registered during this period.

Subscription price for the Rights Shares

HK$0.0425 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a holder of nil-paid Rights Shares subscribes for the Rights Shares.

The subscription price represents a discount of approximately 40.97% to the closing price of HK$0.072 per Share as quoted on the Stock Exchange on 25th September, 2001, being the last Trading Day immediately before the suspension of trading of the Shares on 26th September, 2001, a discount of approximately 18.73% to the theoretical ex-rights price of HK$0.0523 per Share based on the above closing price of HK$0.072 per Share, and a discount of approximately 47.53% to the average closing price of approximately HK$0.081 per Share for the ten Trading Days up to and including the last Trading Day immediately before the suspension of trading of the Shares on 26th September, 2001.

The subscription price was agreed after arm's length negotiation between the Company and the Underwriter. The Directors are of the view that such subscription price is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

When allotted, issued and fully paid, the Rights Shares will rank pari passu in all respects with the then existing Shares in issue and holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of issue of the Rights Shares.

Applications for excess Rights Shares

The Qualifying Shareholders shall be entitled to apply for any unsold entitlements of the Overseas Shareholders and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis as far as practicable.

Certificates for Rights Shares

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted by Monday, 10th December, 2001 to those who have accepted (and where applicable applied for) and paid for the Rights Shares at their own risk.

Conditions of the Rights Issue

The Rights Issue is conditional upon, among other things, each of the following:

(i) the posting of the circular in respect of the Rights Issue by the Company to the Shareholders and to the holders of the Convertible Preference Shares;

(ii) the passing by Shareholders at the Special General Meeting of an ordinary resolution to approve the increase in the Company's authorized ordinary share capital from HK$60,000,000 to HK$120,000,000 by the creation of an additional 3,000,000,000 Shares;

(iii) the passing by the Independent Shareholders at the Special General Meeting of an ordinary resolution to approve the Rights Issue;

(iv) the Executive granting to Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) (as defined in the Takeovers Code) a waiver from making a general offer for the securities of the Company not already owned by Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) under Rule 26 of the Takeovers Code and the satisfaction of any conditions attached to the waiver by the Executive;

(v) the Listing Division of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in both their nil-paid and fully-paid forms;

(vi) the Bermuda Monetary Authority having given its consent (if applicable) to the increase in the authorized share capital of the Company and the issue and free transferability of the Rights Shares on their terms; and

[illegible]

Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) would be increased to 3,259,270,386 Shares (approximately 69.36%).

Mr Siemens, Mr Saran, Mr Hicks, Interventure Group, and parties acting in concert with them (including the Underwriter) have not acquired any Shares during the six months prior to this announcement.

Underwriting Agreement

Date:	4th October, 2001
Underwriter:	APC Securities Company Limited
Number of Rights Shares underwritten:	not less than 2,899,343,244 but not more than 3,163,240,262
Commission:	3.5% of the total issue price of the Rights Shares underwritten by the Underwriter (save that no commission shall be payable on the Shares which are capable of being issued upon exercise (on or before the Record Date) of the subscription rights attaching to any of the Share Options, unless such rights are actually exercised)

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

The Underwriter may terminate its commitment under the Underwriting Agreement if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect; or

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(C) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely not to be fulfilled for any reason whatsoever; or

(D) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

Existing Shares will be dealt with on an ex-rights basis from Tuesday, 13th November, 2001. Dealing in the Rights Shares in their nil-paid form will take place from Wednesday, 21st November, 2001 to Thursday, 29th November, 2001, both days inclusive. If prior to 4:30 p.m. Thursday, 6th December, 2001, the Underwriter terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Thursday, 6th December, 2001), and contemplating buying or selling nil-paid Rights Shares between Wednesday, 21st November, 2001 and Thursday, 29th November, 2001 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may want to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

Expected timetable

Despatch of circular	Wednesday, 31st October, 2001
Last day of dealings in Shares on a cum-rights basis	Monday, 12th November, 2001
First day of dealings in Shares on an ex-rights basis	Tuesday, 13th November, 2001
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Wednesday, 14th November, 2001
Closure of register of members	from Thursday, 15th November, 2001 to Monday, 19th November, 2001

the creation of an additional 3,000,000,000 Shares;

(iii) the passing by the Independent Shareholders at the Special General Meeting of an ordinary resolution to approve the Rights Issue;

(iv) the Executive granting to Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) (as defined in the Takeovers Code) a waiver from making a general offer for the securities of the Company not already owned by Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) under Rule 26 of the Takeovers Code and the satisfaction of any conditions attached to the waiver by the Executive;

(v) the Listing Division of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in both their nil-paid and fully-paid forms;

(vi) the Bermuda Monetary Authority having given its consent (if applicable) to the increase in the authorized share capital of the Company and the issue and free transferability of the Rights Shares on their terms; and

(vii) the registration of the Rights Issue Documents with the Registrar of Companies in Hong Kong and the filing of the Rights Issue Documents with the Registrar of Companies in Bermuda.

As the proposed Rights Issue is subject to the above conditions, it may or may not proceed. The above conditions of the Rights Issue cannot be waived by the Company and/or the Underwriter under the terms of the Underwriting Agreement.

If any of the conditions of the Rights Issue are not fulfilled on or around the date of issue of Rights Issue Documents which is expected to be Monday, 19th November, 2001 (or such later date as, in its discretion, the Underwriter may extend, being not later than 5:00 p.m. on Monday, 17th December, 2001), neither the Underwriter nor the Company shall have any rights or be subject to any obligations arising from the Underwriting Agreement to accept their entitlement under the Rights Issue will lapse.

Underwriting arrangement

Undertakings from Mr Siemens, Mr Saran and Mr Hicks

Mr Siemens who was as at the date of this announcement controls companies which are beneficially interested in 110,000,000 Shares representing approximately 7.05% of the issued share capital of the Company, has given an irrevocable undertaking that all the Shares beneficially owned by these companies will remain registered in their names from the date of the undertaking on 4th October, 2001 to the Record Date, that he will not without the prior written permission of the Executive acquire or dispose of or otherwise deal in the Shares and that he will accept or procure acceptance of these entitlements to the Rights Shares which will be provisionally allotted to these companies as the holder of such Shares under the Rights Issue. Mr Saran and Mr Hicks have given similar undertakings in respect of their respective beneficial shareholdings (directly or via companies controlled by them) of 1,140,000 Shares and 8,835,714 Shares representing respectively 0.073% and 0.57% of the issued share capital of the Company. At present, Goldtron, the only substantial Shareholder that currently holds an approximate interest of 13.32%, has not decided whether or not it will take up its entitlement to Rights Shares.

The Rights Shares, amounting to not less than 3,139,294,672 Rights Shares have been fully underwritten by the Underwriter except for the 239,951,428 Right Shares which Mr Siemens, Mr Saran and Mr Hicks have agreed to subscribe for or procure the subscription for. If the 131,948,509 outstanding Share Options eligible for exercise to subscribe 131,948,509 Shares are fully exercised, and the corresponding Shares are issued on or before the Record Date, the number of Rights Shares to be underwritten by the Underwriter under the Underwriting Agreement shall be 3,163,240,262.

Interventure Group, a company formed for the purpose of the sub-underwriting of Rights Shares, has agreed to sub-underwrite not more than 1,468,235,294 Rights Shares representing approximately 50.64% of the 2,899,343,244 underwritten Rights Shares. Interventure Group will receive from the Underwriter a sub-underwriting commission of 2.0% on the amount sub-underwritten.

Assuming:

- full conversion of the Convertible Preference Shares;
- full exercise of the Share Options (other than the 28,700,000 Share Options held by Mr Siemens);
- ignoring any application for excess Rights Shares;
- Mr Siemens, Mr Saran and Mr Hicks take up or procure to be taken up their full entitlement to Rights Shares;
- Interventure Group is required fully to take up its sub-underwriting commitments; and
- the Underwriter places down all Rights Shares which may be acquired by it,

the aggregate shareholding of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will increase from 119,975,714 Shares (approximately 7.69%) to 1,828,162,436 Shares (approximately 36.43%) immediately upon completion of the Rights Issue.

If no Share Options and no Convertible Preference Shares are exercised prior to the Rights Issue and the Underwriter takes up all the Underwritten Rights Shares, the aggregate shareholding of Mr Siemens, Mr Saran,

are fulfilled (which is expected to be Thursday, 6th December, 2001), and contemplating buying or selling nil-paid *Rights Shares between Wednesday*, 21st November, 2001 and Thursday, 29th November, 2001 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may want to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

Expected timetable

Despatch of circular	Wednesday, 31st October, 2001
Last day of dealings in Shares on a cum-rights basis	Monday, 12th November, 2001
First day of dealings in Shares on an ex-rights basis	Tuesday, 13th November, 2001
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Wednesday, 14th November, 2001
Closure of register of members	from Thursday, 15th November, 2001 to Monday, 19th November, 2001
Latest time for return of proxy form for the Special General Meeting	10:00 a.m. on Saturday, 17th November, 2001
Special General Meeting	10:00 a.m. on Monday, 19th November, 2001
Record Date	Monday, 19th November, 2001
Despatch of Rights Issue Documents	Monday, 19th November, 2001
First day of dealings in nil-paid Rights Shares	Wednesday, 21st November, 2001
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Monday, 26th November, 2001
Last day of dealings in nil-paid Rights Shares	Thursday, 29th November, 2001
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Tuesday, 4th December, 2001
Latest time for termination of the Underwriting Agreement	4:30 p.m. on Thursday, 6th December, 2001
Rights Issue expected to become unconditional	4:30 p.m. on Thursday, 6th December, 2001
Announcement of results of Rights Issue to appear in newspapers on or before	Monday, 10th December, 2001
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares to be despatched on or before	Monday, 10th December, 2001
Certificates for fully-paid Rights Shares expected to be despatched on or before	Monday, 10th December, 2001
Dealings in fully-paid Rights Shares on the Stock Exchange expected to commence on	10:00 a.m. on Wednesday, 12th December, 2001

Change in shareholding structure

The existing shareholding structure of the Company and the prospective final shareholding structures of the Company assuming minimum and maximum aggregate resultant shareholdings of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) are set out below as follows:

	Existing shareholding structure		All Share Options (other than those held by Mr Siemens) and Convertible Preference Shares are exercised prior to the Rights Issue and the Underwriter places down all underwritten Rights Shares		No Share Options and no Convertible Preference Shares are exercised prior to the Rights Issue and the Underwriter takes up all underwritten Rights Shares	
Mr Siemens	110,000,000	7.05%	330,000,000	6.58%	330,000,000	7.02%
Mr Saran	1,140,000	0.07%	3,420,000	0.07%	3,420,000	0.07%
Mr Hicks	8,835,714	0.57%	26,507,142	0.53%	26,507,142	0.56%
Interventure Group	0	0.00%	1,468,235,294	29.25%	1,468,235,294	31.24%
The Underwriter	0	0.00%	0	0.00%	1,431,107,950	30.47%
	119,975,714	7.69%	1,828,162,436	36.43%	3,259,270,386	69.36%
Goldtron	207,717,140	13.32%	207,717,140	4.14%	207,717,140	4.42%
Other public Shareholders	1,232,274,482	78.99%	2,869,879,450	57.18%	1,232,274,482	26.22%
Convertible Preference Shareholders	0	0.00%	9,680,000	0.19%	0	0.00%
	1,232,274,482	78.99%	2,879,559,450	57.37%	1,232,274,482	26.22%
Share Option holders	0	0.00%	103,248,509	2.06%	0	0.00%
Total	1,559,967,336	100.0%	5,018,687,535	100.00%	4,699,262,008	100.00%

Reasons for the Rights Issue and the use of proceeds

The Group pioneered the concept of converging services with innovative technical solutions. The Group develops and services turnkey operations for global industries including telecom (IDD), corporate travel and meetings, and insurance. The Group's worldwide businesses converge innovative concepts and technology with traditional service values onto one comprehensive platform. By encompassing the sales, customer service, fulfillment, billing and settlement functions from service providing partners, greater choice, value and convenience are offered to customers in highly competitive markets.

The Group's subsidiary ZONE Group Inc. ("ZONE") currently has operations in USA, Hong Kong and Singapore.

As stated in the Company's 2001 interim results, the ZONE business in the USA was commercially launched in June 2001, ZONE Hong Kong is expected to achieve positive earnings before interest, tax, depreciation and amortization by the fourth quarter of 2001 and ZONE Singapore is growing in revenue amidst a difficult local environment. The Company's prime focus in the next twelve months is to achieve a positive cashflow for all its service businesses.

For the Group to continue to pursue its business strategy and to respond quickly to business opportunities, the Directors consider it beneficial to strengthen the Company's capital base and to enhance the Group's financial position. The Rights Issue will, upon completion, raise immediate funds of approximately HK$128 million net of expenses (assuming no outstanding Share Options are exercised before the Record Date) for the Company. The Company intends to use the net proceeds from the Rights Issue for general working capital purposes for its service-related businesses.

The Rights Issue will help the Group's financial position whilst allowing Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to raise equity capital through the Rights Issue.

Whitewash Waiver and creeper authorization

Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) are directly or via companies controlled by them beneficially interested in 119,975,714 Shares, representing approximately 7.69% of the issued share capital of the Company as at the date of this announcement. Assuming:

- full conversion of the Convertible Preference Shares;
- full conversion of the Share Options (other than the 28,700,000 Share Options held by Mr Siemens);
- Mr Siemens, Saran and Mr Hicks takes up or procures to be taken up their full entitlement to Rights Shares;
- Interventure Group is required fully to take up its sub-underwriting commitment of a maximum of 1,458,235,294 Rights Shares;
- the Underwriter places down all Rights Shares which may be acquired by it; and
- ignoring any application for excess Rights Shares,

then the aggregate shareholding of Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) in the Company will increase from approximately 7.69% to approximately 36.43%. Consequently, Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) would normally be required to make a mandatory general offer for the securities of the Company not owned by them under Rule 26 of the Takeovers Code.

Application will be made by Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) to the Executive for the Whitewash Waiver pursuant to Note _ of the Notes on Dispensations from Rule 26 of the Takeovers Code. A separate creeper authorization by way of a separate vote by the Shareholders of the Company (other than Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them) (including the Underwriter) by poll will also be sought, *for the purposes of Rule 26 of the Takeovers Code*. Without the creeper authorization, Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will be precluded from acquiring additional Shares in the twelve months following completion of the Rights Issue pursuant to Note 15 of Rule 26.1 of the Takeovers Code.

Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) do not intend to make a general offer for the securities of the Company if not owned by them under Rule 26 of the Takeovers Code the Whitewash Waiver is not granted.

APPLICATION FOR LISTING AND DEALINGS

"Convertible Preference Shares"	the unlisted convertible redeemable preference shares of HK$1.00 each of the Company, the holders of which are entitled to convert all or part thereof into Shares on the basis of one Share for every HK$1.00 in nominal value of Convertible Preference Share. The holders of the Convertible Preference Shares are not entitled to vote upon any resolution unless it is a resolution for winding up of the Company or reducing its share capital or modifying any of the special rights attached to the Convertible Preference Shares
"Deloitte & Touche Corporate Finance"	Deloitte & Touche Corporate Finance Limited, a joint financial adviser to the Company and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission and any delegate of the Executive Director
"Goldtron"	Goldtron Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on Singapore Exchange Securities Trading Limited, and which is a substantial shareholder of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	all Shareholders excluding Mr Siemens, Mr Saran, Mr Hicks and their respective associates (as defined under the Listing Rules)
"Interventure Group"	Interventure Group Limited, a company newly incorporated in the British Virgin Islands which is beneficially owned as to 1/3 by Mr Siemens, 1/3 by Mr Saran and 1/3 by Mr Hicks and which is acting in concert with the Siemans, Mr Saran and Mr Hicks
"Latest Acceptance Date"	being 4:00 p.m. on Tuesday, 4th December, 2001, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr Hicks"	Mr Bruce Hicks, the beneficial owner of 8,835,714 Shares and a party acting in concert with Mr Siemens, Mr Saran and Interventure Group
"Mr Saran"	Mr Kuldeep Saran, the beneficial owner of 1,140,000 Shares and a party acting in concert with Mr Siemens, Mr Hicks and Interventure Group
"Mr Siemens"	Mr Richard John Siemens, the chairman and an executive director of the Company and the beneficial owner of 110,000,000 Shares and 28,700,000 Share Options with an exercise price of HK$0.68 each and a party acting in concert with Mr Saran, Mr Hicks and Interventure Group
"Overseas Shareholder(s)"	the Shareholder(s) and holder(s) of Convertible Preference Shares whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date and whose registered address(es) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on that date is/are in (a) place(s) outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholders(s)"	the Shareholder(s) and holder(s) of Convertible Preference Shares, other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date
"Record Date"	Monday, 19th November, 2001, the record date by reference to which entitlements to the Rights Issue will be determined
"Rights Issue"	the proposed issue of the Rights Shares on the basis of two Rights Shares for every one existing Share or Convertible Preference Share held on the Record Date at a price of HK$0.0425 per Rights Share as described in this announcement

Code.

Application will be made by Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and any parties deemed to be acting in concert with them (including the Underwriter) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. A separate creeper authorization by way of a separate vote by the Shareholders of the Company (other than Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them) (including the Underwriter) by poll will also be sought, for the purposes of Rule 26 of the Takeovers Code. Without the creeper authorization, Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) will be precluded from acquiring additional Shares in the twelve months following completion of the Rights Issue pursuant to Note 15 of Rule 26.1 of the Takeovers Code.

Mr Siemens, Mr Saran, Mr Hicks, Interventure Group and parties acting in concert with them (including the Underwriter) do not intend to make a general offer for the securities of the Company if not owned by them under Rule 26 of the Takeovers Code the Whitewash Waiver is not granted.

APPLICATION FOR LISTING AND DEALINGS

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

ADJUSTMENT TO THE SUBSCRIPTION PRICE OF THE SHARE OPTIONS

Pursuant to the terms of the share option scheme adopted by the Company on 25th October, 1999, the Rights Issue may constitute an event giving rise to an adjustment to the subscription price of and/or the number or nominal amount of Shares comprised in the outstanding Share Options. The Company will notify all holders of the Share Options of the details of any such adjustments by way of a separate announcement.

PROPOSED INCREASE IN THE AUTHORIZED SHARE CAPITAL

The authorized ordinary share capital of the Company is HK$60 million divided into 3,000,000,000 Shares. As at the date of this announcement, a total of 1,559,967,336 Shares were in issue. In order to enable the Company to issue the Rights Shares, it is proposed that the authorized ordinary share capital of the Company be increased to HK$120 million, divided into 6,000,000,000 Shares. The increase of capital will be proposed as a separate resolution and will not be conditional upon the approval of the Rights Issue.

GENERAL

Deloitte & Touche Corporate Finance and APC Capital have been appointed as joint financial advisers to the Company in respect of the increase in authorized ordinary share capital, the Rights Issue, the Whitewash Waiver and the creeper authorization.

An independent board committee of the Company will be set up and an independent financial adviser will be appointed for the purpose of providing independent advice in respect of the Whitewash Waiver and the creeper authorization. A circular containing, amongst other things, details of the Rights Issue, the recommendation of the independent board committee and the advice of the independent financial adviser in respect of the Whitewash Waiver and the creeper authorization and the notice convening the Special General Meeting will be despatched to the Shareholders and Convertible Preference Shareholders within 21 days of the date of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares has been suspended with effect from 10:00 a.m. on 26th September, 2001. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 10:00 a.m. on 11th October, 2001.

INCREASE IN TRADING VOLUME AND DECREASE IN SHARE PRICE

We have noted the recent increase in the trading volume and decrease in the price of the Shares and wish to state that we are not aware of any reasons for such changes.

Save for the proposed Rights Issue as disclosed above, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

DEFINITIONS

"APC Capital"	APC Capital Limited, a joint financial adviser to the Company and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Company"	e-Kong Group Limited
	whose registered address(es) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on that date is/are in (a) place(s) outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholders(s)"	the Shareholder(s) and holder(s) of Convertible Preference Shares, other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date
"Record Date"	Monday, 19th November, 2001, the record date by reference to which entitlements to the Rights Issue will be determined
"Rights Issue"	the proposed issue of the Rights Shares on the basis of two Rights Shares for every one existing Share or Convertible Preference Share held on the Record Date at a price of HK$0.0425 per Rights Share as described in this announcement
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	not less than 3,139,294,672 new Shares to be issued under the Rights Issue
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.02 each in the share capital of the Company
"Share Options"	options granted by the Company to the employees of the Group pursuant to the share option scheme adopted on 25th October, 1999 conferring the holder thereof rights to subscribe in cash for new Shares at exercise-prices in the range of HK$0.25 to HK$2.30 in accordance with the scheme
"Special General Meeting"	a special general meeting of the Company which is proposed to be convened on Monday, 19th November, 2001 to consider the increase in authorized ordinary share capital, the Rights Issue, the Whitewash Waiver and the creeper authorization
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholder"	a person entitled to exercise, or control the exercise of, ten per cent or more of the voting power at any general meeting of the Company
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Trading Day"	a day on which the Stock Exchange is open for trading
"Underwriter"	APC Securities Company Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules)
"Underwriting Agreement"	the agreement dated 4th October, 2001 entered into between the Company and the Underwriter relating to the underwriting and other arrangements in respect of the Rights Issue
"USA"	United States of America
"Whitewash Waiver"	a waiver from the obligation to make a mandatory offer under Rule 26 of the Takeovers Code for the Shares of the Company pursuant to Note 1 of the Notes on Dispensation from Rule 26 of the Takeovers Code
"HK$"	Hong Kong dollars
"%"	per cent.

By Order of the Board
e-Kong Group Limited
Derrick Bulawa
Executive Director

Hong Kong, 10th October, 2001

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

Hong Kong iMail November 1, 2001 (Thursday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-KONG

Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

DELAY IN DESPATCH OF CIRCULAR

Joint Financial Advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd

Quam Caring for your wealth 華洛證券融資有限公司 **Quam Capital Limited**

The despatch of the circular to the Shareholders and to holders of Convertible Preference Shares (and to holders of Share Options for information purposes only) relating to, amongst other things, details of the Rights Issue, the recommendation of the independent board committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver and the creeper authorization and the notice convening the Special General Meeting as announced by the Company on 10th October, 2001 will be delayed to a date no later than 7th November, 2001.

Unless otherwise stated, terms used in this announcement shall have the same meanings as defined in the announcement of the Company dated 10th October, 2001.

Pursuant to Rule 8.2 of the Takeovers Code, a circular containing information in relation to, amongst other things, details of the Rights Issue, the recommendation of the independent board committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver and the creeper authorization and the notice convening the Special General Meeting (the "Circular") is required to be despatched to the Shareholders and to holders of Convertible Preference Shares (and to holders of Share Options for information purposes only) on or before 31st October, 2001. As the Company requires more time to finalise further information on its business operations to be contained in the Circular, an application has been made to the Securities and Futures Commission for an extension of time for the despatch of the Circular to a date no later than 7th November, 2001.

By order of the Board
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 31st October, 2001

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

SDI file

安服 APF PARTNERS CORPORATE SERVICES
香港中環皇后大道中三十號娛樂行二十四樓
24/F Entertainment Building, 30 Queen's Road Central, Hong Kong
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : corporateservices@apfpartners.com

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 6 November 2001

Compliance Division
Stock Exchange of Hong Kong Ltd
Exchange Square Phase I
Connaught Place
Central Hong Kong

By Fax
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the above Company, we attach copies of two disclosure forms given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company. The original forms will follow shortly.

If you have any question, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – **By Fax** (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE [524]

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

1 Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE [HK$0.02]

(3) Identification of corporation making disclosure

FULL NAME: GOLDIRON LIMITED

BUSINESS REGISTRATION NO.:

ADDRESS OF REGISTERED OFFICE: 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: -

PLACE OF INCORPORATION: SINGAPORE

LISTED ON SEHK: Yes/No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): CHONG CHING LAI

CONTACT PHONE NO.: (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	02	11	01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. [198,717,160]

[Number of shares in] which corporation making disclosure was interested and/or deemed to be interested. [207,717,160]

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 38 of Exhibit A

SDI file

安培注册 服務公司 APF PARTNERS CORPORATE SERVICES
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Building, 30 Queen's Road Central, Hong Kong
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : corporateservices@apfpartners.com

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 6 November 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the above Company, we attach copies of two disclosure forms given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company. The original forms will follow shortly.

If you have any question, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – **By Fax** (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

Partners :
Angela PF Wang 王培芬
Stephen M Vine 范施德

Consultants :
*# Pat Bobby Ying Ho 賀英
Amanda J Geddes 賈愛梅
Marc HW Lim 林西保

Associates :
James HK Chan 陳顯光
Roy PC Leung 梁秉創

Foreign Lawyer :
Kevin L Jones 鍾啟德
(registered in New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED — STOCK CODE [524]

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY — DESCRIPTION BY NOMINAL VALUE [HK$0.02]

(3) Identification of corporation making disclosure

FULL NAME	GOLDIRON LIMITED	BUSINESS REGISTRATION NO.	
ADDRESS OF REGISTERED OFFICE	53 UBI ROAD 1, SINGAPORE 408698		
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG	–		
PLACE OF INCORPORATION	SINGAPORE	LISTED ON SEHK	~~Yes~~ No * (*Delete as appropriate)
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	CHONG CHING LAI	CONTACT PHONE NO.	(65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY [02] MONTH [11] YEAR [01]

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. [198,717,160]

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. [207,717,160]

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: CHONG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 06 Day 11 Month 01 Year

CTMM 561

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 39 of Exhibit A

Hong Kong iMail November 7, 2001 (Wednesday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-K港NG

Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE AND EVERY ONE CONVERTIBLE PREFERENCE SHARE HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE

WHITEWASH WAIVER AND CREEPER AUTHORIZATION

PROPOSED INCREASE IN AUTHORIZED SHARE CAPITAL

DESPATCH OF CIRCULAR

Joint Financial Advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd

Quam Caring for your wealth 嘉洛證券融資有限公司 **Quam Capital Limited**

Independent financial adviser to the Independent Board Committee

PACIFIC CHALLENGE

Pacific Challenge Capital Limited

The despatch of the Circular to the Shareholders and to holders of Convertible Preference Shares (and to holders of Share Options for information purposes only) relating to, amongst other things, details of the Rights Issue, the recommendation of the independent board committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver and the creeper authorization and the notice convening Special General Meeting as announced by the Company on 10th October, 2001 will be on 7th November, 2001.

Reference is made to the announcements of the Company dated 10th October, 2001 (the "Announcement") and 31st October, 2001. Unless otherwise defined, capitalized terms used herein shall have the same meanings as defined in the Announcement.

Shareholders should read the Circular carefully before taking any action in respect of the Rights Issue. In case of any doubt Shareholders should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

Despatch of Circular

The Circular containing, amongst other things, details of the Rights Issue, the recommendations of the independent board committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver, the creeper authorization and the notice of convening Special General Meeting, will be despatched to the Shareholders and to holders of Convertible Preference Shares (and to holders of Share Options for information purpose only) on 7th November, 2001.

Change of Period of Closure of Register of Members and Register of Holders of Convertible Preference Shares of the Company

The register of members and register of holders of Convertible Preference Shares of the Company was originally scheduled to be closed from Thursday, 15th November, 2001 to Monday, 19th November, 2001 (both days inclusive). The period of the closure of the register of members and the register of holders of Convertible Preference Shares of the Company will be rescheduled to be closed from Wednesday, 21st November, 2001 to Friday, 23rd November, 2001 (both days inclusive).

Revised expected timetable of the Rights Issue

The expected timetable in respect of the proposed Rights Issue has been rescheduled as follows:

Last day of dealings in Shares on a cum-rights basis	Friday, 16th November, 2001
First day of dealings in Shares on an ex-rights basis	Monday, 19th November, 2001
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Tuesday, 20th November, 2001
Closure of register of members and register of holders of Convertible Preference Shares	from Wednesday, 21st November 2001 to Friday, 23rd November 2001
Latest time for lodging of proxy form for the Special General Meeting	10:00 a.m. on Wednesday, 21st November, 2001
Special General Meeting	10:00 a.m. on Friday, 23rd November, 2001
Record Date	Friday, 23rd November, 2001
Despatch of Rights Issue Documents	Friday, 23rd November, 2001
Announcement of the results of the Special General Meeting	Monday, 26th November, 2001
First day of dealings in nil-paid Rights Shares	Tuesday, 27th November, 2001
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 30th November, 2001
Last day of dealings in nil-paid Rights Shares	Wednesday, 5th December, 2001
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Monday, 10th December, 2001
Latest time for termination of the Underwriting Agreement	4:30 p.m. on Wednesday, 12th December, 2001
Rights Issue expected to become unconditional	4:30 p.m. on Wednesday, 12th December, 2001
Announcement of results of Rights Issue and number of Rights Shares taken up by Interventure Group and/or the Underwriter if any to appear in newspapers on or before	Friday, 14th December, 2001
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Share to be despatched on or before	Friday, 14th December, 2001
Certificates for fully-paid Rights Shares expected to be despatched on or before	Friday, 14th December, 2001
Dealings in fully-paid Rights Shares on the Stock Exchange expected to commence on	10:00 a.m. on Tuesday, 18th December, 2001

The last day of dealings in the Shares on a cum-rights basis will be on Friday, 16th November, 2001. The Shares will be dealt in on an ex-rights basis from Monday, 19th November, 2001. To qualify for the Rights Issue, any transfers of the Shares must be lodged for registration with the Company's branch share registrar in Hong Kong, Secretaries Limited, 5th Floor, Wing On House, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on Tuesday, 20th November, 2001.

Pro forma financial information

The Circular also contains a pro forma statement of adjusted unaudited consolidated net tangible assets of the Group, based on the audited net tangible assets of the Group as at 31st December, 2000 as updated to incorporate the unaudited consolidated net loss attributable to Shareholders for the six months ended 30th June, 2001 and the effect of the proposed Rights Issue.

	HK$'000	*HK$'000*
Audited consolidated net assets of the Group as at 31st December, 2000	841,616	
Less: Intangible assets as at 31st December, 2000	(42,366)	
Audited consolidated net tangible assets of the Group as at 31st December, 2000		799,250
Less: Unaudited net loss attributable to the Shareholders for the six months ended 30th June, 2001	(537,085)	
Add: Impairment loss of goodwill previously written off against reserve	69,335	
Impairment loss and amortisation of intangible assets	42,366	

NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.05 EACH
AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF
TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE AND
EVERY ONE CONVERTIBLE PREFERENCE SHARE
HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE
WHITEWASH WAIVER AND CREEPER AUTHORIZATION
PROPOSED INCREASE IN AUTHORIZED SHARE CAPITAL

DESPATCH OF CIRCULAR

Joint Financial Advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd

Quam Caring for your wealth 嘉洛證券融資有限公司 Quam Capital Limited

Independent financial adviser to the Independent Board Committee

PACIFIC CHALLENGE
Pacific Challenge Capital Limited

The despatch of the Circular to the Shareholders and to holders of Convertible Preference Shares (and to holders of Share Options for information purposes only) relating to, amongst other things, details of the Rights Issue, the recommendation of the independent board committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver and the creeper authorization and the notice convening Special General Meeting as announced by the Company on 10th October, 2001 will be on 7th November, 2001.

Reference is made to the announcements of the Company dated 10th October, 2001 (the "Announcement") and 31st October, 2001. Unless otherwise defined, capitalized terms used herein shall have the same meanings as defined in the Announcement.

Shareholders should read the Circular carefully before taking any action in respect of the Rights Issue. In case of any doubt Shareholders should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

Despatch of Circular

The Circular containing, amongst other things, details of the Rights Issue, the recommendations of the independent board committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver, the creeper authorization and the notice of convening Special General Meeting, will be despatched to the Shareholders and to holders of Convertible Preference Shares (and to holders of Share Options for information purpose only) on 7th November, 2001.

Change of Period of Closure of Register of Members and Register of Holders of Convertible Preference Shares of the Company

The register of members and register of holders of Convertible Preference Shares of the Company was originally scheduled to be closed from Thursday, 15th November, 2001 to Monday, 19th November, 2001 (both days inclusive). The period of the closure of the register of members and the register of holders of Convertible Preference Shares of the Company will be rescheduled to be closed from Wednesday, 21st November, 2001 to Friday, 23rd November, 2001 (both days inclusive).

Revised expected timetable of the Rights Issue

The expected timetable in respect of the proposed Rights Issue has been rescheduled as follows:

Last day of dealings in Shares on a cum-rights basis	Friday, 16th November, 2001
First day of dealings in Shares on an ex-rights basis	Monday, 19th November, 2001
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Tuesday, 20th November, 2001
Closure of register of members and register of holders of Convertible Preference Shares	from Wednesday, 21st November 2001 to Friday, 23rd November 2001
Latest time for lodging of proxy form for the Special General Meeting	10:00 a.m. on Wednesday, 21st November, 2001
Special General Meeting	10:00 a.m. on Friday, 23rd November, 2001
Record Date	Friday, 23rd November, 2001
Despatch of Rights Issue Documents	Friday, 23rd November, 2001
Announcement of the results of the Special General Meeting	Monday, 26th November, 2001
First day of dealings in nil-paid Rights Shares	Tuesday, 27th November, 2001
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 30th November, 2001
Last day of dealings in nil-paid Rights Shares	Wednesday, 5th December, 2001
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Monday, 10th December, 2001
Latest time for termination of the Underwriting Agreement	4:30 p.m. on Wednesday, 12th December, 2001
Rights Issue expected to become unconditional	4:30 p.m. on Wednesday, 12th December, 2001
Announcement of results of Rights Issue and number of Rights Shares taken up by Interventure Group and/or the Underwriter if any to appear in newspapers on or before	Friday, 14th December, 2001
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Share to be despatched on or before	Friday, 14th December, 2001
Certificates for fully-paid Rights Shares expected to be despatched on or before	Friday, 14th December, 2001
Dealings in fully-paid Rights Shares on the Stock Exchange expected to commence on	10:00 a.m. on Tuesday, 18th December, 2001

The last day of dealings in the Shares on a cum-rights basis will be on Friday, 16th November, 2001. The Shares will be dealt in on an ex-rights basis from Monday, 19th November, 2001. To qualify for the Rights Issue, any transfers of the Shares must be lodged for registration with the Company's branch share registrar in Hong Kong, Secretaries Limited, 5th Floor, Wing On House, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on Tuesday, 20th November, 2001.

Pro forma financial information

The Circular also contains a pro forma statement of adjusted unaudited consolidated net tangible assets of the Group, based on the audited net tangible assets of the Group as at 31st December, 2000 as updated to incorporate the unaudited consolidated net loss attributable to Shareholders for the six months ended 30th June, 2001 and the effect of the proposed Rights Issue.

	HK$'000	*HK$'000*
Audited consolidated net assets of the Group as at 31st December, 2000	841,616	
Less: Intangible assets as at 31st December, 2000	(42,366)	
Audited consolidated net tangible assets of the Group as at 31st December, 2000		799,250
Less: Unaudited net loss attributable to the Shareholders for the six months ended 30th June, 2001	(537,085)	
Add: Impairment loss of goodwill previously written off against reserve	69,335	
Impairment loss and amortisation of intangible assets	42,366	
Less: Exchange difference on translation of foreign subsidiaries and sundries	(602)	
		(425,986)
Pro forma consolidated net tangible assets before the proposed Rights Issue		373,264
Add: Estimated net proceeds of the proposed Rights Issue		128,000
Pro forma adjusted consolidated net tangible assets after the proposed Rights Issue		501,264
Pro forma consolidated net tangible assets per Share prior to the proposed Rights Issue (based on 1,559,967,336 Shares in issue at 5th November, 2001)		HK$0.24
Pro forma adjusted consolidated net tangible assets per Share after the proposed Rights Issue (based on 4,699,262,008 Shares in issue immediately following the completion of the Rights Issue assuming that no Share Options are exercised and no Convertible Preference Shares are converted on or before the Record Date)		HK$0.11

Special General Meeting

The Special General Meeting will be held at Jade Ballroom 1, 3rd Floor, Furama Hotel, 1 Connaught Road Central, Hong Kong at 10:00 a.m. on Friday, 23rd November, 2001 to consider and, if thought fit, approve the resolutions in respect of, amongst other things, the Rights Issue, the Whitewash Waiver, the creeper authorization and increase in authorized share capital.

By Order of the Board
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 6th November, 2001

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 40 of Exhibit A

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited ("the Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

This circular is addressed to the shareholders and the holders of convertible preference shares and holders of share options for information purpose only of the Company in connection with a special general meeting of the Company to be held on Friday, 23rd November, 2001. This circular is not and does not constitute an offer of, nor is it intended to invite offers for, shares in or other securities of the Company.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

e-KONG

Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

PROPOSED RIGHTS ISSUE
OF
NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE AND EVERY ONE CONVERTIBLE PREFERENCE SHARE HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE

WHITEWASH WAIVER AND CREEPER AUTHORIZATION

PROPOSED INCREASE IN AUTHORIZED SHARE CAPITAL

GENERAL MANDATE TO ISSUE NEW SHARES

Joint financial advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd

Quam Caring for your wealth 嘉洛證券融資有限公司 Quam Capital Limited

Independent financial adviser to the Independent Board Committee

PACIFIC CHALLENGE
Pacific Challenge Capital Limited

Underwriter

Quam Caring for your wealth 嘉 洛 證 券 有 限 公 司 Quam Securities Company Limited

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains provisions entitling the Underwriter (as defined herein), by notice in writing, to terminate its obligations if prior to the despatch of the Rights Issue documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(B) the Company is otherwise materi...

(C) any of the conditions to which t... ...ot fulfilled for any reason whatsoever; or

(D) there shall have occurred any ch... ...s in exchange rates) or there shall have occu... ...pinion of the Underwriter is or is likely to ca... ...e Hong Kong dollar or U.S. dollar.

The Rights Shares, amounting to not l... ...51,428 Rights Shares which Mr Siemens, Mr Saran a...

If the Underwriter exercises such right... ...not proceed.

Existing Shares (as defined herein) wil... ...will be dealt with in their nil-paid form from Tues... ...rminates the Underwriting Agreement (see "Termin... ...business day following the latest day for acceptance ... ...of the Rights Issue (see "Conditions of the Rights Issue" on page 9 of this circular) ..., the Rights Issue will not proceed. The latest time for payment and acceptance of the Rights Shares is 4:00 p.m. on Monday, 10th December, 2001.

02 MAY -6 AM 10:34

Any person dealing in Shares or Rights Shares in their nil-paid form between Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001 bear the risk that the Rights Issue may not become unconditional and may not proceed.

If in any doubt, investors should consider obtaining professional advice on this.

A notice convening the Company's special general meeting to be held at 10:00 a.m. on Friday, 23rd November, 2001 at Jade Ballroom, 3rd Floor, Furama Hotel, 1 Connaught Road Central, Hong Kong is set out on pages 95 to 98 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

A letter of advice from Pacific Challenge Capital Limited to the Independent Board Committee (as defined herein) is set out on pages 26 to 49 of this circular.

7th November, 2001

e-KONG

Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

SPECIAL GENERAL MEETING
FORM OF PROXY

Form of proxy for use by shareholders at the special general meeting (the "Meeting") of e-Kong Group Limited (the "Company") to be held at Jade Ballroom, 3rd Floor, Furama Hotel, 1 Connaught Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. (or at any adjourned meeting).

I/We *(Note a)* ....
of ....,
being the registered holder(s) of .... ordinary shares *(Note b)* of HK$0.02 each in the capital of the Company, HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note c)* or ....
of ....
as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) to be held at Jade Ballroom, 3rd Floor, Furama Hotel, 1 Connaught Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the ordinary resolutions set out in the notice convening the Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolutions as indicated below *(Note d)*.

RESOLUTIONS	FOR	AGAINST
Ordinary resolution numbered 1 *(Note e)*		
Ordinary resolution numbered 2 *(Note e)*		
Ordinary resolution numbered 3 *(Note e)*		
Ordinary resolution numbered 4 *(Note e)*		
Ordinary resolution numbered 5 *(Note e)*		

Shareholder's signature .... Dated this .... day of ...., 2001.

Notes:

(a) Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

(b) Please insert the number of ordinary shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" here and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his/her vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(e) The full text of this resolution appears in the notice of the Meeting dated 7th November, 2001.

(f) This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer or attorney duly authorized.

(g) Where there are joint holders of an ordinary share of the Company, any one of such holders may vote at the meeting either personally or by proxy in respect of such share as if he/she was solely entitled thereto, but if more than one of such holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(h) To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of the proxy will not preclude any member from attending and voting in person should you so wish. In the event that you attend the Meeting after having lodged this form of proxy, the form of proxy will be deemed to have been revoked.

(i) The proxy need not be a member of the said Company but must attend the Meeting in person to represent you.

e-KONG

Convergence through Services

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

股東特別大會
代表委任表格

e-Kong Group Limited（「本公司」）於二零零一年十一月二十三日星期五上午十時正假座香港干諾道中一號富麗華酒店三樓翡翠廳舉行之股東特別大會（「大會」）（或其任何續會）之股東代表委任表格。

本人／吾等（附註a）..

寓 ....

為本公司資本中每股面值0.02港元之普通股共 .... 股（附註b）之登記持有人，

茲委任大會主席（附註c）或 ....

寓 ....

為本人／吾等之代表，於二零零一年十一月二十三日星期五上午十時正假座香港干諾道中一號富麗華酒店三樓翡翠廳舉行之大會（或其任何續會）上代表本人／吾等投票及行事，並考慮及酌情通過大會通告所載之普通決議案及於該等大會（及其任何續會）上代表本人／吾等及以本人／吾等之名義就下列普通決議案投票（附註d）。

決議案	贊成	反對
第一項普通決議案（附註e）		
第二項普通決議案（附註e）		
第三項普通決議案（附註e）		
第四項普通決議案（附註e）		
第五項普通決議案（附註e）		

股份持有人簽署：.................. 日期：二零零一年 ....月 ....日

附註：

(a) 請用**正楷**填寫全名及地址。

(b) 請填上以 閣下名義登記之普通股數目。如無填上股份數目，則本代表委任表格將被視為代表所有以 閣下名義登記之本公司所有股份。

(c) 閣下如欲委任大會主席以外之人士為代表，請將「大會主席」字樣刪除，並於空欄內填上擬委任代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**

(d) **重要提示：如 閣下欲投票贊成任何決議案，請在「贊成」欄內加上「✓」號；如 閣下欲投票反對任何決議案，請在「反對」欄內加上「✓」號。**如 閣下並無作出指示，則受委代表有權酌情投票。除召開大會通告所載之決議案外，受委代表亦有權在大會上就適當提呈之任何決議案酌情投票。

(e) 本決議案之全文載於日期為二零零一年十一月七日之大會通告內。

(f) 本代表委任表格須經由 閣下或 閣下正式書面授權之人士簽署，如股東為公司，則須蓋上公司印鑑，或由負責人或正式授權人簽署。

(g) 如屬本公司普通股之聯名持有人，則其中任何一位持有人均可就該等股份在大會上親自或經由代表投票，猶如彼為唯一有權投票人士，惟倘多於一名持有人親自或經由代表出席大會，則只有在本公司之股東名冊排名首位之該位持有人方有權投票。

(h) 閣下須將本代表委任表格，連同授權簽署該表格之授權書（如有）或其他授權文件（如有）或經由公證人認證之該等授權書或授權文件之副本，須於大會指定舉行時間四十八小時之前送達本公司之股份過戶登記香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後， 閣下仍可親自出席大會及在會上投票。倘屆時 閣下出席大會，本代表委任表格將被視作撤銷論。

(i) 受委代表毋須為本公司之股東，惟必須親身代表 閣下出席大會。

CONTENTS

	Page
Definitions	ii
Summary of the Rights Issue	1
Termination of the Underwriting Agreement	2
Expected timetable	3
Letter from the Board	5
Letter from the Independent Board Committee	24
Letter from Pacific Challenge	26
Appendix I – Financial information on the Group	50
Appendix II – General information	84
Notice of Special General Meeting	95

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the Company's announcement dated 10th October, 2001 relating to the Rights Issue, the Whitewash Waiver, the Creeper Authorization and the increase in authorized share capital of the Company
"associates"	having the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Concert Parties"	parties acting in concert with the HSS Group within the meaning of the Takeovers Code (including the Underwriter)
"Convertible Preference Share(s)"	the unlisted convertible redeemable preference share(s) of HK$1.00 each of the Company, the holders of which are entitled to convert all or part thereof into Share(s) on the basis of one Share for every HK$1.00 in nominal value of the preference share. The holders of the preference share(s) are not entitled to vote upon any resolution unless it is a resolution for winding up of the Company or reducing its share capital or modifying any of the special rights attached to the preference share(s)
"Creeper Authorization"	authorization by the Independent Shareholders pursuant to Note 15 of Rule 26.1 of the Takeovers Code
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director

"Goldtron"	Goldtron Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on Singapore Exchange Securities Trading Limited, and which is a Substantial Shareholder
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HSS Group"	Mr Siemens, Mr Saran, Mr Hicks and Interventure Group
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	the independent board committee of the Company, comprising Mr Shane Frederick Weir and Mr Matthew Brian Rosenberg appointed to advise the Independent Shareholders in relation to the Rights Issue, the Whitewash Waiver and the Creeper Authorization
"Independent Shareholders"	all Shareholders excluding the HSS Group, its associates and the Concert Parties
"Interventure Group"	Interventure Group Limited, a company newly incorporated in the British Virgin Islands which is beneficially owned as to 1/3 by Mr Siemens, 1/3 by Mr Saran and 1/3 by Mr Hicks and which is a party acting in concert with Mr Siemens, Mr Saran and Mr Hicks
"Latest Acceptance Date"	being 4:00 p.m. on Monday, 10th December, 2001, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	5th November, 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr Hicks"	Mr Bruce Hicks, the beneficial owner of 8,835,714 Shares and a party acting in concert with Mr Siemens, Mr Saran and Interventure Group

"Mr Saran"	Mr Kuldeep Saran, the beneficial owner of 1,140,000 Shares and a party acting in concert with Mr Siemens, Mr Hicks and Interventure Group
"Mr Siemens"	Mr Richard John Siemens, the chairman and an executive director of the Company and the beneficial owner of 110,000,000 Shares and 28,700,000 Share Options with an exercise price of HK$0.68 each and a party acting in concert with Mr Saran, Mr Hicks and Interventure Group
"Overseas Shareholder(s)"	the Shareholder(s) and holder(s) of Convertible Preference Shares whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date and whose registered address(es) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on that date is/are in (a) place(s) outside Hong Kong
"Pacific Challenge"	Pacific Challenge Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Board Committee in relation to the Rights Issue, the Whitewash Waiver and the Creeper Authorization
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	the Shareholder(s), and holder(s) of Convertible Preference Shares other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date
"Record Date"	Friday, 23rd November, 2001, the record date by reference to which entitlements to the Rights Issue will be determined

"Rights Issue"	the proposed issue of not less than 3,139,294,672 Rights Shares on the basis of two Rights Shares for every one existing Share or Convertible Preference Share held on the Record Date at a price of HK$0.0425 per Rights Share
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.02 each in the share capital of the Company
"Share Options"	options granted by the Company to the employees of the Group pursuant to the share option scheme adopted on 25th October, 1999 conferring the holder thereof rights to subscribe in cash for new Shares at exercise prices in the range of HK$0.25 to HK$2.30 in accordance with the scheme
"Special General Meeting"	the special general meeting of the Company which is proposed to be convened on Friday, 23rd November, 2001 to consider the Rights Issue, the Whitewash Waiver the Creeper Authorization, the proposed increase in authorized share capital of the Company and the general mandate to issue Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholder"	a person entitled to exercise, or control the exercise of, ten per cent. or more of the voting power at any general meeting of the Company
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Trading Day"	a day on which the Stock Exchange is open for trading

"Underwriter"	Quam Securities Company Limited (formerly known as APC Securities Company Limited), a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates
"Underwriting Agreement"	the agreement dated 4th October, 2001 entered into between the Company and the Underwriter relating to the underwriting and other arrangements in respect of the Rights Issue (as amended)
"USA"	United States of America
"Whitewash Waiver"	a waiver from the obligation to make a mandatory offer under Rule 26 of the Takeovers Code for the securities of the Company not already owned by or agreed to be acquired by the HSS Group and the Concert Parties in relation to the Rights Issue pursuant to Note 1 of the Notes on Dispensation from Rule 26 of the Takeovers Code
"HK$"	Hong Kong dollar(s)
"%"	per cent.

The following information is derived from, and should be read in conjunction with, the full text of this circular:

Number of Rights Shares to be issued:	Not less than 3,139,294,672 Rights Shares, representing approximately 201.24% of the total existing issued ordinary share capital of the Company and approximately 66.80% of the Company's issued ordinary share capital as enlarged by the issue of the Rights Shares (assuming no conversion of Share Options prior to the Record Date) and not more than 3,345,791,690 Rights Shares (assuming full exercise of the 131,948,509 Share Options other than the 28,700,000 Share Options held by Mr Siemens)
Basis of the Rights Issue:	Two Rights Shares for every one existing Share, and two Rights Shares for every one Convertible Preference Share, held on the Record Date
Subscription price:	HK$0.0425 per Rights Share, payable in full upon acceptance
Basis of entitlement:	Provisional allotment of Rights Shares will be made to the Qualifying Shareholders
Right of excess application:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue:	Not less than approximately HK$133 million before expenses, and approximately HK$128 million after deducting the estimated expenses of HK$5 million

TERMINATION OF THE UNDERWRITING AGREEMENT

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

The Underwriter may terminate its commitment under the Underwriting Agreement if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(C) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled for any reason whatsoever; or

(D) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

Existing Shares will be dealt with on an ex-rights basis from Monday, 19th November, 2001. Dealing in the Rights Shares in their nil-paid form will take place from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001, both days inclusive. If prior to 4:30 p.m., Wednesday, 12th December, 2001, the Underwriter terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Wednesday, 12th December, 2001), and contemplating buying or selling nil-paid Rights Shares between Tuesday, 27th November, 2001 and Wednesday, 5th December, 2001 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

EXPECTED TIMETABLE

	2001
Last day of dealings in Shares on a cum-rights basis	Friday, 16th November
First day of dealings in Shares on an ex-rights basis	Monday, 19th November
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Tuesday, 20th November
Closure of register of members and register of holders of Convertible Preference Shares	From Wednesday, 21st November, to Friday, 23rd November
Latest time for lodging of proxy forms for the Special General Meeting	10:00 a.m. on Wednesday, 21st November
Special General Meeting	10:00 a.m. on Friday, 23rd November
Record Date	Friday, 23rd November
Despatch of Rights Issue Documents	Friday, 23rd November
Announcement of the results of the Special General Meeting	Monday, 26th November
First day of dealings in nil-paid Rights Shares	Tuesday, 27th November
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 30th November
Last day of dealings in nil-paid Rights Shares	Wednesday, 5th December
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Monday, 10th December
Latest time for termination of the Underwriting Agreement	4:30 p.m. on Wednesday, 12th December
Rights Issue expected to become unconditional	4:30 p.m. on Wednesday, 12th December
Announcement of results of Rights Issue and number of Rights Shares taken up by Interventure Group and/or the Underwriter, if any to appear in newspaper on or before	Friday, 14th December

EXPECTED TIMETABLE

Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Share to be despatched on or before	Friday, 14th December
Certificates for fully-paid Rights Shares expected to be despatched on or before	Friday, 14th December
Dealings in fully-paid Rights Shares on the Stock Exchange expected to commence on	10:00 a.m. Tuesday 18th December

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr Richard John Siemens
Mr Derrick Francis Bulawa
Mr Lim Shyang Guey

Non-executive Director:
Mr Chong Ching Lai

Independent non-executive Directors:
Mr Shane Frederick Weir
Mr Matthew Brian Rosenberg

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

7th November, 2001

To the Shareholders and the holders of Convertible Preference Shares and to the holders of Share Options for information purposes only

Dear Sir or Madam,

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE AND EVERY ONE CONVERTIBLE PREFERENCE SHARE HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE

WHITEWASH WAIVER AND CREEPER AUTHORIZATION

PROPOSED INCREASE IN AUTHORIZED SHARE CAPITAL

GENERAL MANDATE TO ISSUE NEW SHARES

INTRODUCTION

On 10th October, 2001, the Board announced that the Company proposed to raise approximately HK$133 million before expenses by issuing not less than 3,139,294,672 Rights Shares, at a price of HK$0.0425 per Rights Share, by way of the Rights Issue. The Company will provisionally allot two Rights Shares in nil-paid form for every one existing Share and every one Convertible Preference Share held by Qualifying Shareholders on the Record Date.

The purpose of this circular is to give you further information on, amongst other things, the Rights Issue, the Whitewash Waiver, the Creeper Authorization, the increase in authorized share capital of the Company, the recommendation of the Independent Board Committee and the advice of Pacific Challenge in respect of the Rights Issue, the Whitewash Waiver and Creeper Authorization and the notice convening the Special General Meeting thereof.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	Two Rights Shares for every one existing Share, and two Rights Shares for every one Convertible Preference Share held on the Record Date
Number of Shares and Convertible Preference Shares in issue:	1,559,967,336 Shares and 9,680,000 Convertible Preference Shares as at the Latest Practicable Date
Number of Rights Shares:	not less than 3,139,294,672 Shares, representing approximately 201.24% of the total existing issued Shares of the Company and approximately 66.80% of the Company's issued Shares as enlarged by the issue of the Rights Shares (assuming no conversion of Share Options prior to the Record Date)

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be issued and allotted on or before the Record Date, including Shares which may be issued and allotted to holders of Share Options pursuant to any exercise of the subscription rights attaching to the Share Options. As at the Latest Practicable Date, there were 131,948,509 outstanding Share Options. If all of the subscription rights attaching to such Share Options are exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will increase to 1,691,915,845 and the number of Rights Shares which may be issued pursuant to the Rights Issue will increase to 3,403,191,690.

Under the bye-laws of the Company, where an offer by way of rights is made to holders of Shares, the Company shall make a like offer to holders of the Convertible Preference Shares as if their conversion rights had been exercisable and exercised in full on the Record Date. As such, each holder of a Convertible Preference Share is entitled to two Rights Shares for each Convertible Preference Share held, irrespective of whether the Convertible Preference Share is converted or not. Thus, 19,360,000 Rights Shares will be provisionally allotted in respect of the 9,680,000 Convertible Preference Shares currently in issue whether or not such Convertible Preference Shares are actually converted or not.

There are no other outstanding securities or instruments capable of conversion other than the 9,680,000 Convertible Preference Shares and the 131,948,509 Share Options. The Company expects to raise approximately HK$133 million before expenses through the Rights Issue.

Qualifying Shareholders and Overseas Shareholders

The Company will send the Prospectus, the provisional allotment letters and the forms of application for excess Rights Shares to the Qualifying Shareholders only. To qualify for the Rights Issue, a Shareholder or holder of Convertible Preference Shares must:

(i) be registered as a member or a holder of Convertible Preference Share of the Company at the close of business on the Record Date; and

(ii) have on the register of members or the register of holders of Convertible Preference Shares of the Company on the Record Date an address in Hong Kong.

The Rights Issue Documents will not be registered or filed under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda. No provisional allotment of Rights Shares will be made to the Overseas Shareholders. The Company will send copies of the Prospectus to the Overseas Shareholders for their information only, but the Company will not send any provisional allotment letters and forms of application for excess Rights Shares to the Overseas Shareholders.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Overseas Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of sale, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars as soon as practicable. Individual amounts of less than HK$100 each will not be so paid but will be retained by the Company for its benefit.

In order to be registered as members at the close of business on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificates) with the Hong Kong branch share registrars of the Company, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Tuesday, 20th November, 2001.

Holders of the Share Options who wish to participate in the Rights Issue should exercise the rights attached to the Share Options in accordance with their terms on or before 4:00 p.m. on Tuesday, 20th November, 2001 so as to enable them to be registered as holders of Shares on or before the Record Date.

Closure of register of members and register of holders of the Convertible Preference Shares

The register of members of the Company and the register of holders of the Convertible Preference Shares will be closed from Wednesday, 21st November, 2001 to Friday, 23rd November, 2001 (both days inclusive). No transfer of Shares or Convertible Preference Shares will be registered during this period.

Subscription price for the Rights Shares

HK$0.0425 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a holder of nil-paid Rights Shares subscribes for the Rights Shares.

- The subscription price represents (i) a discount of approximately 40.97% to the closing price of HK$0.072 per Share as quoted on the Stock Exchange on 25th September, 2001, being the last Trading Day immediately before the suspension of trading of the Shares on 26th September, 2001; (ii) a discount of approximately 18.73% to the theoretical ex-rights price of HK$0.0523 per Share based on such closing price of HK$0.072 per Share; and (iii) a discount of approximately 47.53% to the average closing price of approximately HK$0.081 per Share for the ten Trading Days up to and including the last Trading Day immediately before the suspension of trading of the Shares on 26th September, 2001.

- The subscription price also represents (i) a discount of approximately 15.00% to the closing price of HK$0.050 per Share as quoted on the Stock Exchange as at the Latest Practicable Date; (ii) a discount of approximately 5.56% to the theoretical ex-rights price of HK$0.045 per Share based on such closing price of HK$0.050 per Share; and (iii) a discount of approximately 16.17% to the average closing price of HK$0.0507 per Share for the ten Trading Days immediately prior to the Latest Practicable Date.

The subscription price was agreed after arm's length negotiation between the Company and the Underwriter. The Directors are of the view that such subscription price is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

When allotted, issued and fully paid, the Rights Shares will rank *pari passu* in all respects with the then existing Shares in issue and holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of issue of the Rights Shares.

Certificates for Rights Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted by Friday, 14th December, 2001 to those who have accepted (and where applicable applied for) and paid for the Rights Shares at their own risk.

Conditions of the Rights Issue

The Rights Issue is conditional upon, among other things, each of the following:

(i) the despatch of the circular in respect of the Rights Issue by the Company to the Shareholders and to the holders of the Convertible Preference Shares;

(ii) the passing by Shareholders at the Special General Meeting of an ordinary resolution to approve the increase in the Company's authorized Share capital from HK$348,929,402.00 to HK$408,929,402.00 by the creation of an additional 3,000,000,000 Shares;

(iii) the passing by the Independent Shareholders at the Special General Meeting of an ordinary resolution to approve the Rights Issue;

(iv) the Executive granting to the HSS Group and the Concert Parties a waiver from making a general offer for the securities not already owned by or agreed to be acquired by the HSS Group and the Concert Parties in relation to the Rights Issue under Rule 26 of the Takeovers Code and the approval of the Whitewash Waiver by the Independent Shareholders by way of poll at the Special General Meeting;

(v) the Listing Division of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in both their nil-paid and fully-paid forms;

(vi) the Bermuda Monetary Authority having given its consent (if applicable) to the increase in the authorized share capital of the Company and the issue and free transferability of the Rights Shares on their terms; and

(vii) the registration of the Rights Issue Documents with the Registrar of Companies in Hong Kong and the filing of the Rights Issue Documents with the Registrar of Companies in Bermuda.

As the proposed Rights Issue is subject to the above conditions, it may or may not proceed. The above conditions of the Rights Issue cannot be waived by the Company and/or the Underwriter under the terms of the Underwriting Agreement.

If any of the conditions of the Rights Issue are not fulfilled on or around the date of issue of the Rights Issue Documents on Friday, 23rd November, 2001 (or such later date as, in its discretion, the Underwriter may extend, being not later than 5:00 p.m. on Monday, 17th December, 2001), neither the Underwriter nor the Company shall have any rights or be subject to any obligations arising from the Underwriting Agreement to accept their entitlement under the Rights Issue and the Rights Issue will lapse.

UNDERWRITING ARRANGEMENTS

Undertakings from Mr Siemens, Mr Saran and Mr Hicks

Mr Siemens, who as at the Latest Practicable Date controlled companies which were beneficially interested in 110,000,000 Shares representing approximately 7.05% of the issued Share capital of the Company, has given an irrevocable undertaking that all the Shares beneficially owned by these companies will remain registered in their names from the date of the undertaking on 4th October, 2001 to the Record Date, that he will not without the prior written permission of the Executive acquire or dispose of or otherwise deal in the Shares and that he will accept or procure acceptance of these entitlements to the Rights Shares which will be provisionally allotted to these companies as the holder of such Shares under the Rights Issue. Mr Saran and Mr Hicks have given similar undertakings in respect of their respective beneficial shareholdings (directly or via companies controlled by them) of 1,140,000 Shares and 8,835,714 Shares representing respectively 0.073% and 0.57% of the issued Share capital of the Company. As at the Latest Practicable Date, the Underwriter had no shareholding in the Company. At present, Goldtron, the only Substantial Shareholder that currently holds an approximate interest of 12.61% in the Company, has not decided whether or not it will take up its entitlement to Rights Shares.

The Rights Shares, amounting to not less than 3,139,294,672 Rights Shares have been fully underwritten by the Underwriter except for the 239,951,428 Rights Shares which Mr Siemens, Mr Saran and Mr Hicks have agreed to subscribe for or procure the subscription for. If the 131,948,509 outstanding Share Options eligible for exercise to subscribe 131,948,509 Shares are fully exercised, and the corresponding Shares are issued on or before the Record Date, the number of Rights Shares to be underwritten by the Underwriter under the Underwriting Agreement shall be 3,163,240,262.

Sub-underwriting

Interventure Group, a company formed for the purpose of the sub-underwriting of Rights Shares has agreed to sub-underwrite not more than 1,468,235,294 Rights Shares representing approximately 50.64% of the 2,899,343,244 underwritten Rights Shares. Interventure Group will receive from the Underwriter a sub-underwriting commission of 2.0% on the amount sub-underwritten. Interventure Group's sub-underwriting obligations are subject to the Underwriter's obligations under the Underwriting Agreement becoming unconditional and not being terminated

pursuant to the terms thereof. If, however, by the Latest Acceptance Date, all or any of the Rights Shares underwritten by the Underwriter are not taken up, the Underwriter may at its absolute discretion, call upon Interventure Group or its nominee to subscribe for such proportion of the shortfall, up to the above-mentioned maximum 1,468,235,294 Rights Shares, as the Underwriter may determine.

Underwriting Agreement

Date:	4th October, 2001
Underwriter:	Quam Securities Company Limited (formerly known as APC Securities Company Limited)
Number of Rights Shares underwritten:	not less than 2,899,343,244 but not more than 3,163,240,262
Commission:	3.5% of the total issue price of the Rights Shares underwritten by the Underwriter (save that no commission shall be payable on the Shares which are capable of being issued upon exercise (on or before the Record Date) of the subscription rights attaching to any of the Share Options, unless such rights are actually exercised)

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

The Underwriter may terminate its commitment under the Underwriting Agreement if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(C) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled for any reason whatsoever; or

(D) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

Warning of the risks of dealing in Shares and nil-paid Rights Shares

Existing Shares will be dealt with on an ex-rights basis from Monday, 19th November, 2001. Dealing in the Rights Shares in their nil-paid form will take place from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001, both days inclusive. If prior to 4:30 p.m., Wednesday, 12th December, 2001, the Underwriter terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Wednesday, 12th December, 2001), and contemplating buying or selling nil-paid Rights Shares between Tuesday, 27th November, 2001 and Wednesday, 5th December, 2001 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Group pioneered the concept of converging services with innovative technical solutions. The Group develops and services turnkey operations for global industries including telecommunications (IDD), corporate travel and events, and insurance. The Group's worldwide businesses converge innovative concepts and technology with traditional service values onto one comprehensive platform. By encompassing the sales, customer service, fulfillment, billing and settlement functions from service providing partners, greater choice, value and convenience are offered to customers in highly competitive markets.

ZONE Group Inc. ("ZONE"), a wholly-owned subsidiary of the Company, currently has operations in USA, Hong Kong and Singapore and is considered by the Directors to be a long-term investment of the Group. The other long-term investments are the Group's other service businesses, EventClicks (corporate events management services) and Speedinsure (insurance services). As disclosed in the interim report of the Company for the six months ended 30th June, 2001, the respective proportions by turnover of these three areas of business are

approximately 83%, 15% and 1%. As described more fully in the letter from Pacific Challenge included in this Circular, the Group also holds other long-term investments comprising minority shareholdings in listed and unlisted technology, media and internet companies. The Group's accounting policy is to reflect such investments at cost (less provisions for diminution in value and unrealized losses which are considered by the Directors to be of a nature other than temporary).

As stated in the Company's 2001 interim results, the ZONE business in the USA was commercially launched in June, 2001, ZONE Hong Kong is expected to achieve positive earnings before interest, tax, depreciation and amortization by the fourth quarter of 2001 and ZONE Singapore is growing in revenue amidst a difficult local environment. The Company's prime focus in the next twelve months is to achieve a positive cashflow for all its service businesses.

For the Group to continue to pursue its business strategy and to respond quickly to business opportunities, the Directors consider it beneficial to strengthen the Company's capital base and to enhance the Group's financial position. The Rights Issue will, upon completion, raise immediate funds of approximately HK$128 million after deducting the estimated expenses of HK$5 million (assuming no outstanding Share Options are exercised before the Record Date) for the Company. The Directors expect that at least 75% of the net proceeds of the Rights Issue will be used for general working capital purposes for ZONE and that the balance will be used for general working capital purposes for the Group. The Directors expect that the net proceeds raised from the Rights Issue together with the Group's internal resources and available banking and other borrowing facilities, will provide sufficient working capital for its present requirements for at least the next twelve months.

The Rights Issue will help the Group's financial position whilst allowing Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to raise equity capital through the Rights Issue.

FUTURE PLANS AND PROSPECTS OF THE GROUP

The Group has formulated a proven and scalable business model that utilizes technology and redefines the way services are offered. Each of the operating companies has completed the set-up phase, implemented its technology, launched its operations and established its distribution networks. The Group is now in a favourable position to grow its market share in the three chosen industries, namely telecommunications (IDD), corporate travel and event management and insurance. The Group, through its innovative business concept, targets to achieve scalability in its businesses within a relatively short period and without incurring extensive capital outlay.

The ZONE telecommunications business, particularly its operations in USA, is expected to contribute substantially to the growth of the Group's turnover. USA, being the largest International Direct Dial (IDD) and Domestic Long Distance (DLD) market in the world, offers opportunities for growth as there is a high demand from both business and domestic markets for cost effective and efficient telecommunications service providers that offer choice, convenient, quality and best pricing.

ZONE currently has operations in USA, Hong Kong and Singapore. Whilst the Group aims to focus on growing its businesses in these countries, its business model is ubiquitous and readily adaptable in any other country that has a deregulated telecommunications environment that is highly competitive. When appropriate and if the opportunities arise, the Group will expand its businesses to those countries. ZONE's technology, which is being patented in various countries, including USA, Japan and Australia is still unique with no competitor seen entering the market with such business model.

Whilst the Group plans to allocate a substantial proportion of its resources into the ZONE business, particularly to capitalize on the growth opportunities in the USA, it will continue to invest in building its two other businesses (ie Speedinsure and EventClicks) which target the insurance and corporate travel industry respectively. Both these industries, like the telecommunications industry, are amongst the largest growth industries where substantial operational efficiencies can be achieved through using the Group business methods and technologies.

The Directors are confident that the innovative business concept, the appropriate level of technology and the manner and speed at which the business plans are executed will enable the Group to achieve improved cost efficiencies in delivering the targeted services and to capitalize on its first mover advantage in capturing a further share of the market.

FUTURE INTENTION OF THE HSS GROUP

It is the intention of the HSS Group to continue the business of the Group following the Rights Issue. The HSS Group currently has no intention regarding any major changes to be introduced in the business of the Group including any redeployment of the fixed assets of the Group. It also intends that there will be no material changes to the existing employees of the Company and its subsidiaries.

AMENDMENTS TO THE MANDATORY OFFER PROVISIONS OF THE TAKEOVERS CODE EFFECTIVE FROM 19TH OCTOBER, 2001

After the date of the Announcement, the SFC announced changes to the mandatory offer provisions of the Takeovers Code effective from 19th October, 2001. The changes include, among others:–

- Reduction of the trigger threshold for making a general offer from 35% to 30%; and
- Reduction of the creeper from 5% to 2% in any 12-month period.

Under the revised Takeovers Code, the HSS Group and the Concert Parties are subject to a 30% trigger point for making a general offer and creeper rule will apply to them in relation to the possible increase in their shareholding interests in the Company. Such possible increase in their shareholding interests may result from:

(i) the HSS Group subscribing for the Rights Shares under their application for excess Rights Shares as Shareholder; and/or

(ii) the HSS Group and the Concert Parties being required to take up Rights Shares pursuant to their undertakings, sub-underwriting commitments or the Underwriting Agreement (as the case may be) in connection with the Rights Issue.

CHANGE IN SHAREHOLDING STRUCTURE AND THE WHITEWASH WAIVER

Upon completion of the Rights Issue, the shareholding interests of the HSS Group and the Concert Parties will depend upon the followings: –

- The level of subscription of Rights Shares by the Shareholders (other than the HSS Group);
- Whether the Shareholders (other than the HSS Group) will apply for excess Rights Shares and the number of any excess Rights Shares that may be issued to them;
- Whether the HSS Group will make application for excess Rights Shares and the number of any excess Rights Shares which may be issued to it; and
- Whether the Underwriter will be able to place down the Rights Shares taken up pursuant to the Underwriting Agreement in the event that the Rights Issue is not fully subscribed.

As at the Latest Practicable Date, the HSS Group had not indicated whether it intends to make any application for excess Rights Shares.

The shareholding structure of the Company as at the Latest Practicable Date and the prospective final shareholding structure upon completion of the Rights Issue under various scenarios are illustrated below:

	Shareholding structure as at the Latest Practicable Date		Scenario One		Scenario Two	
Mr Siemens	110,000,000	7.05%	330,000,000	6.58%	330,000,000	7.02%
Mr Saran	1,140,000	0.07%	3,420,000	0.07%	3,420,000	0.07%
Mr Hicks	8,835,714	0.57%	26,507,142	0.53%	26,507,142	0.56%
Interventure Group	0	0.00%	1,145,679,118	22.82%	1,468,235,294	31.24%
The Underwriter	0	0.00%	0 *Note (2)*	0.00%	1,431,107,950	30.47%
	119,975,714	7.69%	1,505,606,260	30.00%	3,259,270,386	69.36%
Goldtron	196,717,140	12.61%	196,717,140	3.92%	196,717,140	4.19%
Other public Shareholders	1,243,174,482	79.69%	3,203,335,626	63.84%	1,243,174,482	26.45%
Convertible Preference Shareholders	0	0.00%	9,680,000	0.19%	0	0.00%
Share Option holders	0	0.00%	54,430,000	1.08%	0	0.00%
Other Directors *(Note 1)*	100,000	0.01%	48,918,509	0.97%	100,000	0.00%
Total	1,559,967,336	100.00%	5,018,687,535	100.00%	4,699,262,008	100.00%

Notes:

1. *The Directors other than Mr Siemens.*

2. *The Underwriter has not taken up any Rights Shares pursuant to the Underwriting Agreement.*

Scenario One

This illustrates the subscription level of the Rights Issue by the Shareholders (other than the HSS Group) at and above which the HSS Group and the Concert Parties will result in holding not less than 30% voting rights of the Company after the Rights Issue. Accordingly, the HSS Group and the Concert Parties would normally be required to make a general offer for the securities of the Company other than those already owned by or agreed to be acquired by them in relation to the Rights Issue under Rule 26 of the Takeovers Code.

Such subscription level will be around 1,960,161,144 Rights Shares by the Shareholders (other than the HSS Group) representing around 58.59% of the total number of 3,345,791,690 Rights Shares based on the following assumptions:

- Full conversion of the Convertible Preference Shares;
- Full conversion of the Share Options (other than those held by Mr Siemens);
- Goldtron, holders of Convertible Preference Shares, holders of Share Options and other Directors do not take up their entitlement to 619,491,298 Rights Shares in aggregate;
- The HSS Group take up their full entitlements to Rights Shares;
- The HSS Group do not apply for any excess Rights Shares;
- Out of the 2,486,348,964 Rights Shares entitled by the other public Shareholders, they take up 1,960,161,144 Rights Shares (the remaining balance of 526,187,820 Rights Shares are taken up by Interventure Group pursuant to its sub-underwriting commitments);
- The Underwriter is not required to take up any Rights Shares pursuant to the Underwriting Agreement; and
- Interventure Group takes up 1,145,679,118 Rights Shares not subscribed pursuant to its sub-underwriting commitments.

Scenario Two

This illustrate the possible maximum aggregate shareholding interest in the Company of the HSS Group and the Concert Parties upon completion of the Rights Issue, which will be around 69.36% of the Company's enlarged issued share capital, based on the following assumptions:–

- No conversion of the Convertible Preference Shares;
- No conversion of the Share Options;
- The HSS Group take up their full entitlements to Rights Shares;
- The HSS Group do not apply for any excess Rights Shares;
- Interventure Group is required to take up its sub-underwriting commitments in full;
- The Underwriter is required to fulfil its commitments under the Underwriting Agreement in full; and

- The Underwriter will not place down the Rights Shares that it may acquire pursuant to the Underwriting Agreement.

Application has been made by the HSS Group and the Concert Parties to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Executive has indicated that subject to the approval of the Shareholders (other than the HSS Group, its associates and the Concert Parties) by way of poll at the SGM, the Executive will grant the consent to the Whitewash Waiver.

The HSS Group and the Concert Parties do not intend to make a general offer for the securities of the Company other than those already owned by or agreed to be acquired by them in relation to the Rights Issue under Rule 26 of the Takeovers Code, if the condition of granting of the Whitewash Waiver by the Executive is not fulfilled.

The HSS Group and the Concert Parties have not acquired any voting rights of the Company for the period commencing on 10th April, 2001 (being the date falling six months immediately prior to the date of the Announcement) and ending on the Latest Practicable Date.

CREEPER AUTHORIZATION

At the request of Mr Siemens, Mr Saran and Mr Hicks, authorization by way of a separate vote by the Independent Shareholders taken on a poll will also be sought, for the purposes of Rule 26 of the Takeovers Code. The Creeper Authorization is not a condition precedent to the Rights Issue.

If the Creeper Authorization is not obtained, then pursuant to Note 15 of Rule 26.1 of the Takeovers Code, the HSS Group and the Concert Parties will be precluded from acquiring additional Shares within the twelve month period immediately following completion of the Rights Issue other than acquisitions and/or disposals within the 2% bands referred to in (i) and (ii) below. If after completion of the Rights Issue, the HSS Group and the Concert Parties hold:

(i) not less than 30% but not more than 32% of the voting rights in the Company, then the HSS Group and the Concert Parties would be deemed to have a lowest percentage holdings of 30% and would be free to acquire and dispose of voting rights within the 2% band above 30%.

(ii) more than 32% but not more than 52% of the voting rights in the Company, then the HSS Group and the Concert Parties would be deemed to have a lowest percentage holding that is 2% less than the percentage holding immediately following completion of the Rights Issue and would be free to dispose of and then acquire voting rights in the Company within such 2% band.

If the Creeper Authorization is obtained, then the HSS Group and the Concert Parties will not be subject to the abovementioned preclusion from acquiring additional Shares in the twelve month period following completion of the Rights Issue, but will otherwise be subject to the provisions of the Takeovers Code.

If the shareholding of the HSS Group and the Concert Parties is less than 30% upon completion of the Rights Issue, the subsequent acquisition by them of any additional Shares or voting rights which will result in their aggregate shareholding being 30% or more of the voting rights in the Company will trigger the general offer obligation.

If upon completion of the Rights Issue, the HSS Group and the Concert Parties hold more than 52% of the issued share capital of the Company, the HSS Group and the Concert Parties will be allowed under the Takeovers Code to increase their shareholding in the Company without incurring any further obligation under Rule 26 of Takeovers Code to make a general offer with or without the Creeper Authorization.

PROCEDURE FOR ACCEPTANCE OR TRANSFER

Subject to the Rights Issue being approved at the Special General Meeting, provisional allotment letters will be despatched to the Qualifying Shareholders to subscribe for the Rights Shares. If you wish to exercise your rights to subscribe for the Rights Shares, you must lodge the provisional allotment letter in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the branch share registrars of the Company in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Monday, 10th December, 2001. All remittances must be made by cheque or cashier's order in Hong Kong dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited – Rights Issue Account" and crossed "Account Payee Only".

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, has been lodged with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Monday, 10th December, 2001, whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

The provisional allotment letter will contain full information regarding the procedure to be followed if you wish to accept only part of your provisional allotment or if you wish to renounce all or part of your provisional allotment.

If you wish to accept only part of your provisional allotment or transfer a part of your rights to subscribe for the Rights Shares provisionally allotted thereunder, or to transfer your rights to more than one person, the entire provisional allotment letter must be surrendered and lodged for cancellation by not later than 4:00 p.m. on Friday, 30th November, 2001 to the Company's branch share registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong who will cancel the original provisional allotment letter and issue new provisional allotment letters in the denominations required.

None of the Rights Issue Documents has been registered or filed under the securities or equivalent legislation of any jurisdiction other than Hong Kong and Bermuda. Accordingly, it is the responsibility of anyone outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself, before acquiring any rights to subscribe for the provisionally allotted Rights Shares, as to the observance of the laws and regulations of all relevant territories, including the obtaining of any governmental or other consents and to pay any taxes and duties required to be paid in such territory in connection therewith. No application for Rights Shares will be accepted from any person whose registered address is, or as the holder of such Rights Shares would be, in any territory outside Hong Kong. The Company reserves the right to refuse to accept any application for Rights Shares if it believes that such acceptance would violate the applicable securities or other laws or regulations of any jurisdiction.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in their nil-paid form shall have been validly transferred without interest, by means of cheques despatched by ordinary post at the risk of such Qualifying Shareholders or such other persons on or about Friday, 14th December, 2001.

APPLICATION FOR EXCESS RIGHTS SHARES

Qualifying Shareholders shall be entitled to apply for any unsold entitlements of Overseas Shareholders and any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for.

If you wish to apply for any Rights Shares in addition to your provisional allotment under the Rights Issue, you must complete and sign the form of application for excess Rights Shares, which will be despatched to the Qualifying Shareholders after the Rights Issue have been approved at the Special General Meeting, and lodge the form of application for excess Rights Shares, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Monday, 10th December, 2001. All remittances must be made by cheque or cashier's order in Hong Kong Dollars. Cheques must be drawn on an account with, and cashier's order must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited – Excess Application Account" and crossed "Account Payee Only". Secretaries Limited will notify you of any

allotment of excess Rights Shares made to you, which allotment will be allocated on a fair and reasonable basis to be decided at the sole discretion of the Board.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any form of application for excess Rights Shares in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of applications for excess Rights Shares will be returned to the Qualifying Shareholders without interest, by means of cheques despatched by ordinary post at the risk of such Qualifying Shareholders on or before Friday, 14th December, 2001.

If no excess Rights Shares are allotted to the Qualifying Shareholders, a refund cheque for the full amount tendered on application is expected to be posted to the Qualifying Shareholders on or before Friday, 14th December, 2001. If the number of excess Rights Shares allotted to the Qualifying Shareholders is less than that applied for, a cheque for the surplus application monies is expected to be posted to the Qualifying Shareholders on or before Friday, 14th December, 2001.

The form of application for excess Rights Shares is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques for amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

LISTING AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid form will take place from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001, both days inclusive.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of Hongkong Clearing, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any Trading Day is required to take place in CCASS on the second Trading Day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements will be made to enable the Rights Shares in both their nil-paid and fully-paid forms to be admitted into CCASS.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 4,000 Shares which is the same board lot size as the existing Shares trading on the Stock Exchange. Dealings in the nil-paid and fully-paid Rights Shares will be subject to payment of stamp duty in Hong Kong.

ADJUSTMENT TO THE SUBSCRIPTION PRICE OF THE SHARE OPTIONS

Pursuant to the terms of the share option scheme adopted by the Company on 25th October, 1999, the Rights Issue may constitute an event giving rise to an adjustment to the subscription price of and/or the number or nominal amount of Shares comprised in the outstanding Share Options. The Company will notify all holders of the Share Options of the details of any such adjustments by way of a separate announcement.

PROPOSED INCREASE IN THE AUTHORIZED SHARE CAPITAL

The authorized share capital of the Company is HK$348,929,402 divided into 3,000,000,000 Shares and 288,929,402 Convertible Preference Shares. As at the Latest Practicable Date, a total of 1,559,967,336 Shares were in issue. In order to enable the Company to issue the Rights Shares, it is proposed that the authorized share capital of the Company be increased to HK$408,929,402 divided into 6,000,000,000 Shares and 288,929,402 Convertible Preference Shares. The increase of capital will be proposed as a separate resolution and will not be conditional upon the approval of the Rights Issue.

GENERAL MANDATE TO ISSUE SHARES

A resolution will be put to the Shareholders at the Special General Meeting to approve the granting of an unconditional general mandate ("Mandate") to the Directors to allot, issue and deal with additional Shares and other securities of the Company equal to a maximum of 20% of the issued share capital of the Company as enlarged by the issue of Rights Shares.

SPECIAL GENERAL MEETING

There is set out on pages 95 to 98 of this circular a notice convening the Special General Meeting to be held on Friday, 23rd November, 2001 at Jade Ballroom, 3rd Floor, Furama Hotel, 1 Connaught Road Central, Hong Kong, at which ordinary resolutions will be proposed to consider and, if thought fit, to be passed by the Shareholders to approve the increase in the authorized share capital of the Company and the Mandate and the Independent Shareholders to approve by poll the Rights Issue, the Whitewash Waiver and the Creeper Authorization.

The HSS Group, its associates and the Concert Parties will be precluded from voting on the resolutions numbered 2 to 4 as set out in the notice of the Special General Meeting to approve the Rights Issue, the Whitewash Waiver and the Creeper Authorization.

You will find enclosed a form of proxy for use at the Special General Meeting. Whether or not you are able to attend the Special General Meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Special General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting should you so wish.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 24 to 25 of this circular which contains its recommendation to the Independent Shareholders as to voting at the Special General Meeting in relation to the Rights Issue, the Whitewash Waiver and the Creeper Authorization.

Your attention is also drawn to the letter received from Pacific Challenge, for incorporation into the circular, which contains its advice to the Independent Board Committee as regards the Rights Issue, the Whitewash Waiver and the Creeper Authorization and the principal factors and reasons considered by it in arriving thereat. The text of the letter from Pacific Challenge is set out on pages 26 to 49 of this circular.

The Independent Board Committee has considered the terms of the Rights Issue, the Whitewash Waiver and the Creeper Authorization and the advice given by Pacific Challenge and recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting in relation to the Rights Issue and the Whitewash Waiver and not to vote in favour of the ordinary resolution to be proposed in relation to the Creeper Authorization.

The Directors consider that the proposed ordinary resolutions for the increase in authorized share capital and the granting of the Mandate are in the interests of the Company. Accordingly, the Directors recommend that Shareholders vote in favour of the ordinary resolutions numbered 1 and 5 to be proposed at the Special General Meeting.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For an on behalf of the Board
e-Kong Group Limited
Derrick Francis Bulawa
Director

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

7th November, 2001

To the Independent Shareholders

Dear Sir or Madam,

RIGHTS ISSUE, WHITEWASH WAIVER AND CREEPER AUTHORIZATION

We refer to the letter from the Board set out on pages 5 to 23 of the circular dated 7th November, 2001 (the "Circular") of which this letter forms part. Capitalized terms defined in the Circular shall have the same meaning when used herein unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Rights Issue, the Whitewash Waiver and the Creeper Authorization and to advise the Independent Shareholders as to the fairness and reasonableness of the Rights Issue, the Whitewash Waiver and the Creeper Authorization and to recommend whether or not the Independent Shareholders should vote for the ordinary resolutions to be proposed at the Special General Meeting to approve the Rights Issue, the Whitewash Waiver and the Creeper Authorization. Pacific Challenge has been appointed to advise the Independent Board Committee in relation to the terms of the Rights Issue, the Whitewash Waiver and the Creeper Authorization.

RECOMMENDATION

We wish to draw your attention to the letter from the Board and the letter from Pacific Challenge to the Independent Board Committee which contains its advice to us in relation to the Rights Issue, the Whitewash Waiver and the Creeper Authorization as set out in the Circular.

Having taken into account principal factors and reasons considered by and the opinion of Pacific Challenge as stated in its letter of advice, we consider that the terms of the Rights Issue and the Whitewash Waiver to be fair and reasonable so far as the interests of the Independent Shareholders are concerned and to be in the interests of the Company and the Shareholders, and we consider the Creeper Authorization not to be fair and reasonable so far as the interests of the Independent Shareholders are concerned.

We therefore recommend the following to the Independent Shareholders:

(i) to vote in favour of the ordinary resolutions approving the Rights Issue and the Whitewash Waiver, and

(ii) not to vote in favour of the ordinary resolution in respect of the Creeper Authorization, to be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Mr Matthew Brian Rosenberg
Mr Shane Frederick Weir
Independent non-executive Directors

PACIFIC CHALLENGE

PACIFIC CHALLENGE CAPITAL LIMITED
2201-3, 22ND FLOOR, WORLDWIDE HOUSE
19 DES VOEUX ROAD, CENTRAL, HONG KONG
TEL: (852) 2868 2828
FAX: (852) 2868 0390

7th November, 2001

The Independent Board Committee
e-Kong Group Limited
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs,

PROPOSED RIGHTS ISSUE, WHITEWASH WAIVER AND CREEPER AUTHORIZATION

INTRODUCTION

We refer to the announcement (the "Announcement") made by e-Kong Group Limited (the "Company") dated 10th October, 2001 in relation to, inter alia, a proposed rights issue of the Company and the whitewash waiver and creeper authorization in relation thereto. Capitalised terms used in this letter shall have the same meanings ascribed to them in the circular dated 7th November, 2001 (the "Circular") of which this letter forms part unless the context otherwise requires.

Details of the terms and conditions of the Rights Issue, including those regarding, inter alia, (i) the irrevocable undertakings given by Mr Siemens, Mr Hicks and Mr Saran to subscribe or procure subscription for the Rights Shares which will be provisionally allotted to them under the Rights Issue; and (ii) the agreement by Interventure Group to sub-underwrite part of the underwritten Rights Shares, are referred to in the letter from the Board as set out on pages 5 to 23 of the Circular.

As referred to in the letter from the Board as set out on pages 5 to 23 of the Circular, the Directors have illustrated the scenario showing (i) the subscription level of the Rights Issue by the Shareholders (other than the HSS Group) at and above which the HSS Group and the Concert Parties would normally be required to make a general offer under Rule 26 of the Takeovers Code; and (ii) the possible maximum aggregate shareholding interest in the Company of the HSS Group and the Concert Parties upon completion of the Rights Issue.

We, Pacific Challenge, have been appointed by the Company to advise the Independent Board Committee in relation to the resolutions to be proposed at the Special General Meeting to consider and, if thought fit, approve, inter alia, the Rights Issue, the Whitewash Waiver and

the Creeper Authorization. This letter contains our advice to the Independent Board Committee as to whether or not (i) the terms and conditions of the Rights Issue are fair and reasonable so far as the Independent Shareholders are concerned; (ii) it would be fair and reasonable and in the interests of the Independent Shareholders to approve the Whitewash Waiver; and (iii) it would be fair and reasonable for the Independent Shareholders to approve the Creeper Authorization.

Application has been made by the HSS Group and the Concert Parties to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Executive will consider granting the Whitewash Waiver if there is a vote by way of poll by the Independent Shareholders, at the Special General Meeting. The Creeper Authorization will also be sought by a separate vote from the Independent Shareholders by way of poll, for the purposes of Rule 26 of the Takeovers Code, so that the HSS Group and the Concert Parties will not be precluded from acquiring additional Shares during the period of twelve months following the completion of the Rights Issue pursuant to Note 15 of Rule 26.1 of the Takeovers Code.

The Independent Board Committee comprising Mr. Shane Frederick Weir and Mr Matthew Brian Rosenberg, being independent non-executive Directors, has been established to advise the Independent Shareholders in relation to the Rights Issue, the Whitewash Waiver and the Creeper Authorization. In evaluating the eligibility of the abovementioned Directors as members of the Independent Board Committee, we have considered the followings:–

(i) Mr Siemens, chairman and an executive Director, has a conflict of interest in the Rights Issue, the Whitewash Waiver and the Creeper Authorization by virtue of his irrevocable undertaking to subscribe for or procure the subscription for 220,000,000 Rights Shares provisionally allotted to him under the Rights Issue and the sub-underwriting arrangement by Interventure Group, in which he owns one-third of the issued share capital, for the underwritten Rights Shares. As such, we consider that Mr Siemens is not eligible for appointment as a member of the Independent Board Committee;

(ii) Mr Derrick Francis Bulawa, an executive Director, is a management executive of Group in consideration for which he receives a monetary remuneration. He is also a holder of Share Options as at the Latest Practicable Date and is therefore eligible to consider his participation or otherwise in the Rights Issue. As such, we consider that Mr Bulawa is not eligible for appointment as a member of the Independent Board Committee;

(iii) Mr Lim Shyang Guey, an executive Director, is a management executive of Group in consideration for which he receives a monetary remuneration. He is also a holder of Share Options as at the Latest Practicable Date and is therefore eligible to consider his participation or otherwise in the Rights Issue. As such, we consider that Mr Lim is not eligible for appointment as a member of the Independent Board Committee;

(iv) Mr Chong Ching Lai, a non-executive Director, is an executive director and minority shareholder of Goldtron who beneficially owns approximately 12.6% of the issued share capital of the Company. We consider that by virtue of him being an executive director and minority shareholder of Goldtron who is the substantial shareholder of the Company, Mr Chong effectively represents Goldtron's interests within the board of Directors of the Company. Although are were informed by the Directors that he had not participated in any discussions and negotiations in relation to the Rights Issue, he had participated in the approval of the Rights Issue as a member of the Company's board of Directors. Furthermore, given that Goldtron is eligible to consider its participation or otherwise in the Rights Issue, we consider that Mr Chong is interested in the Rights Issue and is therefore not eligible for appointment as a member of the Independent Board Committee;

(v) Mr Shane Frederick Weir, an independent non-executive Director, has a beneficial interest in 100,000 Shares as at the Latest Practicable Date. He is a solicitor with a law firm which has previously provided legal advisory services to a corporation in which (inter alia) Mr Siemens, Mr Saran and Mr Hicks were beneficially interested in matters unrelated to the Group. Save as aforesaid, Mr Weir is not a salaried employee of and does not take up any executive function within any members of the Group, and does not have any direct or indirect interest in any transactions contemplated under the Rights Issue, the Whitewash Waiver and the Creeper Authorization. Therefore, he is eligible for appointment as a member of the Independent Board Committee; and

(vi) Mr Matthew Brian Rosenberg, an independent non-executive Director, is not a salaried employee of and does not take up any executive function within any members of the Group, and does not have any direct or indirect interest in any transactions contemplated under the Rights Issue, the Whitewash Waiver and the Creeper Authorization. He has no financial or other connections with any of Mr Siemens, Mr Hicks, Mr Saran, Interventure Group, the Underwriter or any of the other directors, chief executive or substantial shareholders of the Company and its subsidiaries or any of their respective associates. Therefore, he is eligible for appointment as a member of the Independent Board Committee.

Furthermore, in formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors and which the Directors consider to be complete and relevant. We have assumed that all statements, information and representations made or referred to in the Circular were true and correct in all respects at the time they were made and continued to be true and correct in all respects as at the date of despatch of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular are reasonably made after due and careful enquiry and are based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information

and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular. We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to suspect that any material information has been withheld by the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted an independent in-depth investigation into the business and affairs of the Group.

In formulating our opinion and recommendation, we have not considered the taxation implication on the Shareholders as a result of the approval of the Rights Issue, the Whitewash Waiver and the Creeper Authorization by the Independent Shareholders, since these are particular to the individual circumstances of any Shareholder. It is emphasized that we will not accept responsibility for any tax effects on or liabilities of any person resulting from the Rights Issue and/or the Whitewash Waiver and/or the Creeper Authorization being approved by the Independent Shareholders, and any Shareholder who is in any doubt about his/her own tax position should consult his/her own professional adviser(s).

THE RIGHTS ISSUE

Principal factors and reasons considered

In arriving at our recommendation in relation to the Rights Issue, we have considered the following principal factors and reasons:–

1. *Pricing of the Rights Issue*

Under the terms of the Rights Issue, two Rights Shares will be offered for every one existing Share and for every one Convertible Preference Share held on the Record Date, at an issue price of HK$0.0425 per Rights Share (the "Rights Issue Price"). The Rights Shares will, when allotted, issued and fully-paid, rank pari passu in all respects with the then existing Shares in issue and holders of such Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of issue of the Rights Shares.

The Rights Issue Price of HK$0.0425 represents:–

– a discount of approximately 40.97% to the closing price of the Shares of HK$0.072 (the "Closing Price") as quoted on the Stock Exchange on 25th September, 2001, being the last Trading Day of the Shares immediately before the suspension in the trading of the Shares on the Stock Exchange on 26th September, 2001 pending the release of the Announcement;

- a discount of approximately 18.73% to the theoretical ex-rights price of approximately HK$0.0523 per Share based on the Closing Price;
- a discount of approximately 47.53% to the average closing price of the Shares of approximately HK$0.081 per Share for the 10 Trading Days up to and including 25th September, 2001;
- a discount of approximately 15.00% to the closing price of the Shares as quoted on the Stock Exchange of HK$0.050 as at the Latest Practicable Date; and
- a discount of approximately 5.56% to the theoretical ex-rights price of approximately HK$0.045 per Share based on the abovementioned closing price as at the Latest Practicable Date.

Based on the abovementioned discounts, we consider that the Rights Issue Price offers the Qualifying Shareholders an opportunity to participate in the Rights Issue at an attractive price which is below the prevailing market price levels of the Shares. Furthermore, we also wish to draw the attention of the Qualifying Shareholders that in evaluating their decision as to whether or not to participate in the Rights Issue, they should also consider our advice as referred to in the paragraphs headed "Business review and future prospects of the Group", "Reasons for and use of proceeds of the Rights Issue" and "Financial effects of the Rights Issue" of this section below.

2. *Dilution effect of the Rights Issue*

Unlike other equity fund raising means such as share placements, the Rights Issue offers all the Qualifying Shareholders an opportunity to participate in the enlargement of the capital base of the Company and enables the Qualifying Shareholders to maintain their proportionate interests in the Company should they wish to do so. If any Qualifying Shareholder elects not to take up his/her provisional allotment of Rights Shares in full, then such Qualifying Shareholder may sell all or a portion of his/her nil-paid Rights Shares on the Stock Exchange provided that there are purchasers for such nil-paid Rights Shares. Nevertheless, we must emphasize that those Qualifying Shareholders who do not subscribe for all or a part of their entitlements under the Rights Issue will suffer a dilution of their shareholdings in the Company.

Those Qualifying Shareholders who do not take up their entitlements under the Rights Issue will have their shareholdings diluted by approximately 67%. As the Rights Shares can be traded in their nil-paid form, Qualifying Shareholders are able to dispose of their entitlements, subject to market conditions, and receive a cash consideration should they decide not to take up all or part of their entitlement of the Rights Shares. However, Qualifying Shareholders should note that the period during which they may dispose of their nil-paid Rights Shares is limited, and that they may not be able to

receive a cash consideration (if at all) at a price which fully reflects the discount between the price of the Rights Shares and the price of the Rights Shares on an ex-rights basis.

3. *Business review and future prospects of the Group*

(a) Business review of the Group

A summary of the financial results of the Group for the two years ended 31st December, 2000 and for the six months ended 30th June, 2001 is referred to in Appendix I to the Circular.

We have enquired with and were informed by the Directors that back in late 1999 when the executive Directors and the present senior management team took office in the Group, the Directors at that time planned to develop the Group as a leading Internet company in Hong Kong and across Asia. By the end of 1999, the Directors had identified the following three major business areas for the Group:–

(i) The 'Services' division, through which the Group invests in businesses which involve the deployment of technologies, including the Internet, for application in commercial services. Since the end of 1999, the Group had planned, formulated and commenced with the design and construction of certain services platforms which are engaged in the telecommunications, insurance and other e-commerce services (through its investments in the companies within the 'Pillars' division, as referred to below). These have now developed to become the Group's core businesses in the operations of the ZONE telecommunications services platform ("ZONE"), the Speedinsure insurance services platform ("Speedinsure") and the EventClicks events management services platform ("EventClicks").

(ii) The 'Pillars' division, through which the Group holds strategic minority investments in companies which, in the year 2000, provided design, construction and support services to the Group's businesses under the 'Services' division. These companies include k2ia (which is an unlisted Internet systems integrator), Engage Inc. (which is an Internet marketing company and is listed on NASDAQ) and Payments Group (which is an unlisted payment gateway solutions provider). We were informed by the Directors that the Group sub-contracted to these companies the design, construction and support work as referred to above, and had made strategic minority investments in these companies with a view to accomplish the Group's business development plan in becoming a leading Internet company in Hong Kong and across Asia.

(iii) The 'Ventures' division, through which the Group holds strategic minority investments in companies whose businesses provide a complementary fit with the Group's services business within its 'Services' division. These companies include Yes Television (unlisted), Sportingbet.com Inc. (which is listed on Alternative Investment Market of the London Stock Exchange), AsiaXPAT.com (unlisted), SUMmedia.com (which is listed on the Over-the-counter Bulletin Board in the USA) and DotMedia (unlisted) which operate platforms that in the longer term are able to distribute the Group's services and products.

We were informed by the Directors that during the height of the technology cycle during the first half of the year 2000, the Group made strategic minority investments for an aggregate amount of approximately HK$300 million in the various companies which comprise the Group's 'Pillars' division and the 'Ventures' division. Furthermore, during the year ended 31st December, 2000, the Company disposed of its animated films business (which is considered by the Directors not to fit in with the Group's new business focus) and started its new business areas, namely the ZONE telecommunications services platform, the Speedinsure services platform and the EventClicks services platform. The Group recorded an improvement in its financial results, from a net loss attributable to Shareholders of approximately HK$78.4 million for the year ended 31st December, 1999 to a net profit attributable to Shareholders of approximately HK$1.3 million for the year ended 31st December, 2000. As informed by the Directors, such improvement was mainly due to (i) net gain on disposal of its animated film business of approximately HK$23 million; (ii) interest income of approximately HK$29 million generated from placing proceeds derived by the Company in February 2000; and (iii) gain on disposal of one of the Company's investments of approximately HK$76 million, all of which are non-recurrent in nature.

We were informed by the Directors that for the six months ended 30th June, 2001, the Group recorded an operating loss of approximately HK$127 million which was mainly due to the operating costs incurred during the growth phase of the Group's new businesses, in particular the ZONE telecommunications (IDD) services platform. Furthermore, the Group recorded a loss attributable to Shareholders of approximately HK$537 million which was largely due to:–

(i) a write-off of intangible assets and goodwill (which was one-off and non-recurrent in nature) of approximately HK$113 million which mainly comprises write-off of intangible assets arising from the Group's acquisition of The Furst Group in the USA (now operating under the Group's ZONE telecommunications services platform business in the USA) and write-off of goodwill of magictel.com Limited, which was acquired by the Group at the end of 1999 and

that the attributable goodwill was written off in accordance with the new standard accounting practice of the Hong Kong Society of Accountants which took effect in January 2001 instead of being treated as a reserve in the Group's accounts;

(ii) a provision for diminution in value of approximately HK$119 million in relation to the Group's strategic investments in companies comprised within the Group's 'Pillars' division and 'Ventures' division and in respect of which the Directors consider their valuation of these investments had significantly diminished since the burst of the 'dot-com' bubble in mid-2000; and

(iii) an unrealized loss of approximately HK$177 million on the Group's strategic investments in companies comprised within the Group's 'Pillars' division and 'Ventures' division and in view of their market prices as at 30th June, 2001 which had dropped significantly when compared to the Group's cost of investments in early 2000.

We were informed by the Directors that the above write-off and provisions were made by the Group in accordance with the standard accounting practices adopted by the Hong Kong Society of Accountants. As referred to in the Company's annual report and accounts for the year ended 31st December, 2000, we noted that it is the Group's accounting policy to account for its long term investments at cost (less provisions for diminution in value and unrealized losses which are considered by the Directors to be of a nature other than temporary). We noted both the robust investment sentiment in 'dot-com' and technology companies in early 2000, as well as the burst of the 'dot-com' bubble worldwide in mid-2000 which led to the significant drop in share prices and market values of a cross- section of both listed and unlisted 'dot-com' and technology companies since then to date. We consider that, in making the abovementioned provisions for diminution in value and losses of the Group's strategic investments, the Directors are fully aware of the adverse impact that the burst of the 'dot-com' bubble in mid-2000 and the subsequent weakening of the technology sentiment have had on the Group's portfolio of strategic investments by evaluating the Group's strategic investments on a 'marked-to-market' basis. We were further informed by the Directors that in early 2000, the Group made its strategic investments in those companies comprised under its 'Pillars' and 'Ventures' divisions as referred to above with an intention to hold them on a long-term horizon and with a view to accomplish its business development plan in becoming a leading Internet company in Hong Kong and across Asia. As a matter of fact, we noted that as referred to in the chairman's statement in the Company's annual report and accounts for the year ended 31st December, 2000, it was stated that the Group intends to focus on growing its services businesses, namely ZONE, Speedinsure and EventClicks, and will continue to make investments and

acquisitions that will help grow its services businesses effectively whilst less emphasis will be placed on venture capital and other long-term strategic investments. We consider that in view of the fact that the Group's aforementioned services businesses are capable of generating a continuous revenue stream, through revenue sharing with the Group's services partners (for instance, telecommunications carriers for ZONE and principals for Speedinsure and EventClicks), it would be reasonable for the Group to focus on the growth and development of its services businesses and to consider making any long-term strategic investments only to the extent the they would functionally be of complementary values to the Group's services businesses. Therefore, we are of the view that the Group has now re-focused its resources and efforts in the operations of its services businesses, to which we understand the net proceeds of the Rights Issue of approximately HK$128 million will be applied.

As referred to above, the Group's main core businesses now comprise (i) the ZONE telecommunications services platform; (ii) the Speedinsure insurance services platform; and (iii) the EventClicks event management services platform. Set out below are the contribution of these core businesses to the turnover and operating loss of the Group for the six months ended 30th June, 2001:–

	For the six months ended 30th June, 2001	
	Contribution to turnover	**Contribution to operating loss**
ZONE	83%	80%
Speedinsure	1%	9%
EventClicks	15%	10%

ZONE telecommunications services platform

We have discussed with the Directors and noted that the Group started its ZONE telecommunications services business in Hong Kong and Singapore during the year ended 31st December, 2000. We understand from the Directors that ZONE offers international direct dialling (IDD) and direct long distance (DLD) telecommunications services from a number of carriers through a single service platform. In this regard, we were informed by the Directors that (i) in Hong Kong, the ZONE1511 platform had established a portfolio of over 160,000 customers by the end of June 2001 who are serviced through upgraded and enhanced switching and server facilities; and (ii) in Singapore, ZONE was launched with the benefit of the recent deregulation of the local telecommunications industry which thereby provides the opportunity for ZONE to become one of the few players in Singapore's telecommunications services market.

Furthermore, the Group completed its strategic acquisition of The Furst Group in the USA in February 2001 for an aggregate consideration of US$12 million (equivalent to approximately HK$95 million) which provides ZONE with a strong local management team, an established infrastructure, operating licences and an existing customer base in the telecommunications services industry and thereby enables ZONE to launch its services in the USA shortly after the acquisition. The Directors believe the USA to be the world's largest IDD and DLD market in which telecom service companies generated an aggregate turnover in excess of US$110 billion in the year 1999.

We were informed by the Directors that presently, almost all users in the USA adopt a single IDD access code and can only switch from one IDD and DLD operator to another by expressly instructing their local telecommunications operators to re-direct their IDD and DLD calls to the newly designated operators. Such switching of IDD and DLD operators usually takes between three to seven days and incurs a charge to the users. Since the ZONE USA telecommunications services platform was launched in June 2001, it has offered customers with the choice of instantly selecting and changing the preferred telecommunications carrier from service quality and cost considerations at no charge, as a result of which the ZONE USA telecommunications services platform has secured a significant growth in users within a short period of time. Furthermore, the ZONE USA telecommunications services platform, with switching equipment based in Los Angeles and New York, offers nationwide coverage in terms of marketing its services to users in the USA. The ZONE USA telecommunications services platform has linked up with a portfolio of resellers and agents all over the USA who, being remunerated on a commission basis only upon the successful referral of a customer, would generate flexibility in controlling the Group's operating costs on the ZONE USA telecommunications services platform business. We consider that this is a business model which provides future growth and development potentials to the Group's ZONE telecommunications services platform business in a market as large as the USA which offers significant demand for such services.

Therefore, based on our understanding above, we consider that the application of the Rights Issue proceeds towards ZONE's working capital requirements and the enhancement of the ZONE business, particularly with regard to that in the USA, would be in the interests of the Company and the Shareholders as a whole.

Speedinsure

The Group carries out its operation of an insurance services platform through Speedinsure, which is beneficially owned as to 70% by the Company and has its operations based in Hong Kong. We were informed by the Directors that

Speedinsure operates a service platform which allows users to obtain instant quotations from a portfolio of over 12 insurers, compare among different quotations and make application for the preferred insurance package and receive instant coverage, and that such an insurance service platform currently covers a range of insurance products including motor, domestic helper, personal accident, fire, home, shop, office, travel and life insurances.

EventClicks

The Group provides event management services through EventClicks, which is controlled by the Company and has its presence in Hong Kong, Singapore and Australia and has a representative office in the PRC. We were informed by the Directors that EventClicks provides comprehensive event management services, from concept to creation and execution, for international corporate event organizers who wish to bring meetings, incentives, conferences and exhibitions to the Asia Pacific region and currently offers event organizers' information on over 800 venues in 20 countries throughout the Asia Pacific region.

Based on the foregoing, we understand that it is the Group's strategy to concentrate its resources on the growth and development of its new businesses in telecommunications services platform, insurance services platform and event management services platform. In view of the Group's business development and achievement in these business areas, we consider that it is an appropriate business strategy for the Group to focus on and further strengthen its services businesses rather than in strategic investments in technology companies or in venture capital investments. We also consider the fact that the executive Directors, including Mr Siemens, as well as certain members of the Group's senior management, possess substantial experience in the telecommunications, information technology and services sectors which we consider to be relevant and essential for the continued growth and development of the Group's technology-based services businesses as referred to above.

(b) Future prospects of the Group

We noted from our discussions with the Directors that the Group has a business model which encompasses the sales, customer services, fulfillment, billing and settlement functions in respect of its ZONE telecommunications, Speedinsure and EventClicks services businesses all within the technology platform operated by the Group. We were further informed by the Directors that they consider the Group operates with a competitive edge based on the following features:–

(i) the ZONE business has an established anchorage in terms of customer base and coverage in Hong Kong (of over 160,000 by the end of June 2001) and Singapore and has the benefit of a potential nationwide

client coverage in the USA through its resellers and agents network. We agree with the Directors that this feature enables the Group to establish its publicity in these telecommunications services markets and therefore enables the Group to develop its market share in these territories, which we consider is a competitive edge;

(ii) the ZONE business in Hong Kong has procured a portfolio of 15 telecommunications carrier partners within a relatively short period of time after the launch of the ZONE services platform. We agree with the Directors that this feature offers the Group with a choice of telecommunications carrier partners which may suit the demands and preferences of a cross section of customers, and thus enables the Group to expand into a wider portfolio of client base, which we consider is a competitive edge;

(iii) the Group operates the first commercial platform worldwide which offers services in the areas of telecommunications and insurance that has a far-reaching access to the general public as well as the business community at large. We agree with the Directors that this feature enables the Group to have a headstart in the provision of telecommunications and insurance services and to tap into the mass market of these respective industries, which we consider is a competitive edge.

We also noted from our discussions in the sub-paragraph headed "Business review of the Group" above that the USA market offers growth and development potentials to the Group's ZONE USA telecommunications services business. We are of the view that it would be reasonable for the Group to apply its knowledge and expertise derived from the ZONE business models in Hong Kong and Singapore towards the development of the ZONE USA business. However, we also wish to draw the Independent Shareholders' attention to any possible business risks which may arise from the Group's businesses. Generally, such business risks include the possibility for (i) competitors to develop a services platform of a comparable level of standard, configuration and functionality that may pose a competitive threat to the Group's existing services platform; and (ii) other adequately-funded commercial enterprises to develop service platforms of superior technological advancement that may potentially lead to a loss of the Group's customers to these other services platforms.

As referred to in the paragraph headed "Reasons for and use of proceeds of the Rights Issue" below, we noted that the Group currently operates under a tight cashflow position and we consider that the proceeds from the Rights Issue would enable the Group to continue with the growth and development of its businesses by capitalizing on its competitive strengths as referred to above. In this regard, we would also wish to remind the Independent Shareholders to take into account

the possible business risks as aforementioned which may or may not have a potential effect on the Group's future prospects. In formulating our advice to the Independent Shareholders, we wish to emphasize that the abovementioned business risks may or may not happen, and we are of the view that the Rights Issue would enable the Group to secure the necessary funding to strengthen the operations of its services businesses (particularly the ZONE business) which may help minimize the threat of such business risks to the Group.

4. *Reasons for and use of proceeds of the Rights Issue*

As referred to in the letter from the Board as set out on pages 5 to 23 of the Circular, at least 75% of the net proceeds of the Rights Issue will be used for the general working capital requirements of the ZONE business, and the remaining balance will be used for the Group's general working capital purposes.

We noted that back in February 2000, the Group raised aggregate proceeds of approximately HK$705 million from a share placement. As referred to in the paragraph headed "Business review and future prospects of the Group" above, approximately HK$300 million of such proceeds were invested by the Group in its strategic minority investments in those companies comprising the Group's 'Pillars' division and 'Ventures' division which was in line with the Group's business development plan at the end of 1999 in becoming a leading Internet company in Hong Kong and across Asia. We noted that this left the Group with a resultant cash reserve of approximately HK$400 million as at 31st December, 2000. We were further informed by the Directors that, during the six months ended 30th June, 2001, the Group spent an aggregate amount of approximately HK$300 million mainly in (i) the completion of its acquisition of The Furst Group in the USA in February 2001 for an aggregate consideration of approximately US$12 million (equivalent to approximately HK$95 million); (ii) the operating expenses mainly incurred during the growth phase of the ZONE telecommunications services business which amounted to approximately HK$120 million for the six months then ended; and (iii) capital investments in the acquisition of plant and equipment for the configurations of the platform operated by ZONE, Speedinsure and EventClicks which amounted to approximately HK$80 million. As a result, we noted that the Group has a resultant cash reserve of approximately HK$90 million as at 30th June, 2001.

We have reviewed the Group's cashflow projections for the period from 1st November, 2001 to 31st October, 2002. We noted that the Group currently operates under a monthly negative net cashflow position which is largely attributable to the operating expenses incurred for the ZONE USA business given its launch only as recently as June 2001. We were informed by the Directors that they expect the ZONE USA telecommunications services business to capitalize on ZONE's business models in Hong Kong and Singapore, and that the ZONE USA telecommunications services business would be able to operate under controllable operating costs over the course of time. We concur with the Directors' view in this regard, as we consider that the Group has the

requisite knowledge and expertise in being able to apply the ZONE business models in Hong Kong and Singapore to its operations in the USA in an effective and efficient manner. We have discussed with and were informed by the Directors that if the Group does not obtain the proceeds from the Rights Issue, then they consider that the Group would continue to operate under monthly negative net cashflows (which we noted are only caused by operating expenses to be incurred by the Group during the twelve-month period under projection). Furthermore, the Group would not be able to obtain the necessary funding support for the sales and marketing of its services businesses, particularly the ZONE USA telecommunications services business which would optimize the market potential offered by the USA telecommunications services industry. In this regard, although we noted from the cashflow projections that the Group is able to control its operating costs during the twelve-month period under projection, we are of the view that the Group would benefit from being able to enhance its sales and marketing efforts. We consider that the proceeds from the Rights Issue, together with the Group's cash resources available on hand, would collectively be able to provide the necessary resources to fund the Group's sales and marketing activities in relation to its ZONE USA telecommunications services business which would thereby enable the Group's existing customer base to be enlarged and to generate additional revenues in order to result in the Group's services businesses to become cashflow positive during the period from 1st November, 2001 to 31st October, 2002. In view of the Directors' evaluation of the growth and development potentials of the ZONE business as referred to in the paragraph headed "Business review and future prospects of the Group" above, we consider that the reasons for the Rights Issue are well justified.

As an alternative to the Rights Issue, we were further informed by the Directors that they have carefully and seriously considered various means of financing other than the Rights Issue, such as share placements to independent investors, and we noted that, under the currently unfavourable market conditions of the Hong Kong and global capital markets, it is generally difficult for companies to raise funds through share placements. We concur with the Directors' view about the limitations of the prevailing unfavourable stock market sentiment on the Group's fund raising capabilities. Furthermore, we consider the arrangement under which Interventure Group has agreed to sub-underwrite a reasonable portion of the underwritten Rights Shares (as referred to in the section headed "Introduction" above) to be in the interests of the Company as such an arrangement would help relieve the pressure of the Underwriter in procuring sub-underwriting interests for the Rights Issue, on which the success of the Rights Issue is largely reliant.

Furthermore, we were informed by the Directors that with the small market capitalization of the Company (which amounted to approximately HK78.0 million based on the closing price of the Shares on the Latest Practicable Date), it is difficult for the Group to secure additional funding of a meaningful amount which is of a magnitude similar to the size of the Rights Issue through bank financing on commercially attractive terms. We consider that, as compared with debt financing, the Rights Issue enables the

Group to strengthen its financial position without having to incur additional interest costs and also enables the Group to reduce its overall gearing level.

In addition, we noted that although the Group had aggregate unaudited cash balances of approximately HK$90 million (in relation to which we have discussed above) and a low gearing level of approximately 2% as at 30th June, 2001, we consider the Rights Issue enables the Company to seize the first available opportunity to raise funding to support the Group's working capital requirement at times where a poor stock market sentiment prevails. Furthermore, we noted that the availability of funding from the capital markets for operators and/or investors in the technology sector has tightened up significantly since the end of the year 2000, and therefore the Rights Issue offers the Company with the first available opportunity to obtain funding for the growth and development requirement of its services businesses which are of a technology-related nature.

Therefore, based on the foregoing, we consider that it would be in the interests of the Group and the Shareholders for the Company to raise funds and to obtain additional general working capital for the future growth and development of the Group's services businesses by way of the Rights Issue.

5. *Financial effects of the Rights Issue*

(a) On net tangible asset value of the Company

Based on the information set out in Appendix I to the Circular, the Company's unaudited consolidated net tangible assets of approximately HK$373 million as at 30th June, 2001 (being the latest accounting reference date to which the Company's published consolidated financial statements were made up) would be increased by approximately 34% to approximately HK$501 million after the Rights Issue but before taking into account the exercise of any of the outstanding Share Options on or before the Record Date. On a per Share basis, the Company's unaudited consolidated net tangible asset value of approximately HK$0.24 per Share as at 30th June, 2001 (based on 1,559,967,336 Shares existing in issue) would be reduced to approximately HK$0.11 per Share (based on the Company's enlarged issued share capital comprising 4,699,262,008 Shares after the Rights Issue but before taking into account the exercise of any of the outstanding Share Options and the Convertible Preference Shares on or before the Record Date). In this regard, we noted that the exercise price of the Share Options is between HK$0.25 and HK$2.30 per Share (subject to adjustments). In view of the fact that the Shares had traded at a price range of between HK$0.045 and HK$0.138 during a period of two months prior to the Latest Practicable Date, we consider that the Share Options have been out-of-the-money for the past two months and are likely to continue to be so on or before the Record Date. Therefore, in evaluating the financial effect of the Rights Issue on the Company's net asset

position, we have not taken into account the fully diluted basis which assumes the exercise of all the outstanding Share Options on or before the Record Date. Furthermore, we have not taken into account the effect on the Group's resultant net assets position as a result of the full conversion of all the outstanding Convertible Preference Shares on or before the Record Date given that, based on the premium of HK$0.05 per Share, the aggregate amount of proceeds which are estimated to arise from the full conversion of the Convertible Preference Shares would amount to approximately HK$0.5 million and an aggregate of 9.68 million Shares shall fall to be issued by the Company. Based on the Company's proforma adjusted unaudited consolidated net tangible assets of approximately HK$501 million and an approximately 4,699.3 million Shares to be in issue after the Rights Issue as referred to above, we consider that the full conversion of the Convertible Preference Shares on or before the Record Date is unlikely to have a material impact on the Group's resultant net asset value either as a whole or on a per Share basis.

Based on the above, we noted that there is an improvement in the Company's net asset base as a result of the Rights Issue. However, on a per Share basis, there would be a decrease in the Company's proforma adjusted unaudited consolidated net tangible asset value per Share by approximately 54% from approximately HK$0.24 per Share before the Rights Issue to approximately HK$0.11 per Share after the Rights Issue but before taking into account the exercise of any of the outstanding Share Options and the Convertible Preference Shares on or before the Record Date. We consider that the abovementioned decrease in the Company's proforma adjusted unaudited consolidated net tangible asset value per Share is attributable to the Company's enlarged shareholder base as a result of the Rights Issue. Under the terms of the Rights Issue, the holder of one Share would have a resultant holding of three Shares after the completion of the Rights Issue. Set out below is our evaluation of the changes in the proforma net tangible asset value of

one Share held by a Qualifying Shareholder who would participate in the Rights Issue:–

	HK$	Number of Shares	Total (*HK$*)
Unaudited consolidated net tangible asset value per Share before the Rights Issue	0.24	1	0.24
Add: Cost of the Rights Shares	0.0425	2	0.085
Resultant proforma adjusted unaudited consolidated net tangible asset value of three Shares after the Rights Issue		3(b)	0.325(a)
Resultant proforma adjusted unaudited consolidated net tangible asset value per Share after the Rights Issue (a)/(b)			**0.108**

In the light of the above figures, we are of the view that the Rights Issue, if proceeded with, would not cause any dilution to the net tangible asset position of any Qualifying Shareholder who elects to participate in the Rights Issue. On the other hand, for any Qualifying Shareholder who does not elect to participate in the Rights Issue, he/she would continue to end up with holding one Share and that the net tangible asset value of his/her holding of one Share shall be worth approximately HK$0.108 after the Rights Issue, but not approximately HK$0.24 before the Rights Issue, which means that there would be a dilution effect of approximately 55% to the net tangible asset value per Share of any Qualifying Shareholder who does not elect to participate in the Rights Issue.

(b) On the Group's gearing level

As referred to in the paragraph headed "Reasons for and use of proceeds of the Rights Issue" above, the Group had a low gearing ratio of approximately 2% as at 30th June, 2001. Based on the Group's aggregate borrowings of approximately HK$7.5 million as at 30th June, 2000 and the Company's proforma adjusted unaudited consolidated net tangible assets after the Rights Issue of approximately HK$501 million as referred to above, the Group's overall gearing level would be reduced to approximately 1.5%.

(c) On the Group's working capital

We consider that the Rights Issue would improve the Group's overall general working capital position by providing sufficient working capital for the Group's present working capital requirements for at least the next twelve months, as referred to in the paragraph headed "Reasons for and use of proceeds of the Rights Issue" above.

6. *Share price and trading volume*

The average daily closing prices, the monthly highest recorded price and the monthly lowest recorded price of the Shares traded on the Stock Exchange in each of the nine months during the period commencing from 1st January, 2001 to 30th September, 2001 and for the period commencing from 1st October, 2001 up to and including the Latest Practicable Date were as follows:

Month	**Monthly** **Highest** *HK$*	**Monthly** **Lowest** *HK$*	**Average daily closing price** *HK$*
2001			
January	0.5400	0.4000	0.4547
February	0.5100	0.3850	0.4335
March	0.4050	0.3000	0.3457
April	0.3550	0.2230	0.2856
May	0.4300	0.3000	0.3434
June	0.4750	0.3500	0.3885
July	0.3850	0.2600	0.3097
August	0.3250	0.1390	0.2176
September *(note)*	0.1470	0.0650	0.1017
1st October up to and including the Latest Practicable Date *(note)*	0.0660	0.0450	0.0514

Note: Excluding the period between 26th September, 2001 and 10th October, 2001 (both dates inclusive) on which trading in the Shares on the Stock Exchange was suspended pending the release of the Announcement.

The Rights Issue Price of HK$0.0425 per Rights Share represents a discount of approximately 86.82% to the average daily closing price of the Shares of approximately HK$0.3224 for the nine months from 1st January, 2001 to 30th September, 2001. During the period from 1st October, 2001 up to and including the Latest Practicable Date, the average daily closing price of the Shares was approximately HK$0.0514 and the prices of the Shares traded on the Stock Exchange ranged from HK$0.045 to HK$0.066 during

this period. The Rights Issue Price of HK$0.0425 per Rights Share represents a discount to each of the above traded prices of the Shares. Furthermore, based on our analysis on the merits relating to the Group's businesses as well as the Rights Issue as referred to in the paragraphs above, we are of the view that the Rights Issue provides the Qualifying Shareholders with an opportunity to participate in the future growth and development of the Company at an attractive price as represented by the Rights Issue Price.

The number of Shares traded on the Stock Exchange in each of the nine months during the period commencing from 1st January, 2001 to 30th September, 2001 and for the period commencing from 1st October, 2001 up to and including the Latest Practicable Date were as follows:

Month	**Number of Shares traded**
2001	
January	306 million
February	232 million
March	159 million
April	344 million
May	438 million
June	472 million
July	134 million
August	332 million
September *(note)*	228 million
1st October up to and including the Latest Practicable Date *(note)*	398 million

Note: Excluding the period between 26th September, 2001 and 10th October, 2001 (both dates inclusive) on which trading in the Shares on the Stock Exchange was suspended pending the release of the Announcement.

The average daily trading volume of the Shares on the Stock Exchange during the period commencing from 1st January, 2001 to 30th September, 2001 was approximately 14.8 million Shares, which represents a turnover of approximately 1.2% of the approximately 1,232 million Shares which were held by members of the public (other than Mr Siemens, Mr Saran, Mr Hicks and Goldtron) as at the Latest Practicable Date. Furthermore, the average daily trading volume of the Shares on the Stock Exchange during the period from 1st October, 2001 up to and including the Latest Practicable Date was approximately 23.4 million Shares, which represents a turnover of approximately 1.9% of the approximately 1,232 million Shares as referred to above.

Notwithstanding the availability of a trading facility on the Stock Exchange for the Rights Shares in their nil-paid form, the period during which the Qualifying Shareholders can dispose of their nil-paid Rights Shares is limited and those Qualifying

Shareholders who wish to dispose of their nil-paid Rights Shares may not receive a cash consideration (if at all) at a price which fully reflects the discount between the price of the Rights Shares and the price of the Rights Shares on an ex-rights basis. In such circumstances, we consider that the rights and benefits of any non-participating Qualifying Shareholder would be jeopardized and therefore we would advise the Qualifying Shareholders to take this factor into account in deciding whether or not to participate in the Rights Issue.

7. *Underwriting arrangements for the Rights Issue and the related sub-underwriting arrangement for the Rights Shares*

We consider that the sub-underwriting arrangement by Interventure Group in respect of a major part of the size of the underwritten Rights Shares to be in the interests of the Company, given that such an arrangement would enable the Rights Issue to be proceeded with.

Subject to the fulfillment of the conditions of the Underwriting Agreement, we consider that the underwriting arrangements for the Rights Issue, and the related sub-underwriting arrangement by Interventure Group of a major part of the size of the underwritten Rights Shares, to be in the interests of the Independent Shareholders.

Recommendation

Having considered the principal factors and reasons referred to above, particularly regarding the facts that:–

- at times where a poor stock market sentiment prevails, the Rights Issue enables the Company to seize the first available opportunity to raise funding mainly for the general working capital requirements of the ZONE telecommunications services platform business, which is considered by the Directors to be able to generate growth and development potentials to the Group and the Shareholders;

- the Group currently operates under a monthly negative net cashflow position which is largely attributable to the operating expenses incurred for the ZONE USA telecommunications services business which was launched recently in June 2001, and that the proceeds of the Rights Issue would enable the Group to obtain the necessary funding support for the sales and marketing of the ZONE USA telecommunications services business which would optimize the market potential offered by the USA telecommunications services industry and generate additional revenues in order to result in the Group's services businesses to become cashflow positive during the period from 1st November, 2001 to 31st October, 2002;

- the Rights Issue Price offers Qualifying Shareholders with an opportunity to participate in the Rights Issue at an attractive price which is considered by us to be determined on a fair and reasonable basis; and

- the Rights Issue would strengthen the financial position of the Company through an increase in the Company's proforma unaudited consolidated net tangible assets by approximately 34%, and there would not be any dilution to the net tangible asset position of any Qualifying Shareholder who elects to participate in the Rights Issue whilst any Qualifying Shareholder who does not elect to participate in the Rights Issue would have the net tangible asset value of his/her holding of one Share being diluted by approximately 55%,

we are of the opinion that the Rights Issue is in the overall interests of the Company and the Shareholders and that the terms and conditions of the Rights Issue are fair and reasonable so far as the Independent Shareholders are concerned. Therefore, we would advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the Special General Meeting to consider and, if thought fit, approve the Rights Issue.

THE WHITEWASH WAIVER

Principal factors and reasons considered

In arriving at our recommendation in relation to the Whitewash Waiver, we have considered the following principal factors and reasons:

1. *Reason for the obtaining of the Whitewash Waiver by the HSS Group and the Concert Parties*

   We noted that, as referred to in the letter from the Board as set out on pages 5 to 23 of the Circular, there are circumstances under which the aggregate beneficial shareholding of the HSS Group and the Concert Parties in the Company may be increased from approximately 7.69% to 30% immediately upon the completion of the Rights Issue. This is the trigger point of 30% under the Takeovers Code and, consequently, the HSS Group and the Concert Parties would normally be required to make a mandatory general offer for the Shares not already owned by them under Rule 26 of the Takeovers Code.

   As referred to in the letter from the Board set out on pages 5 to 23 of the Circular, the Rights Issue is conditional upon, inter alia, the HSS Group and the Concert Parties being granted the Whitewash Waiver by the Executive. In this regard, we consider that if the Whitewash Waiver is not approved by the Independent Shareholders at the Special General Meeting and therefore is not granted by the Executive to the HSS Group and the Concert Parties, then the completion of the Rights Issue would not be

proceeded with as a result of which we consider the Group would not be able to obtain additional working capital for the growth and development of its businesses, in particular the ZONE telecommunications services business which is considered by the Directors to be able to generate future growth and development potentials to the Group and the Shareholders.

We also consider that, in order for the Rights Issue to be proceeded with, it would be important for (i) Mr Siemens, as the chairman and executive Director of the Company, and his concert parties Mr Saran and Mr Hicks to be able to demonstrate their support and commitment towards the Group by way of giving their irrevocable undertakings to subscribe for their prorata entitlements under the Rights Issue; and (ii) Interventure Group to enter into the sub-underwriting arrangement for a reasonable portion of the underwritten Rights Shares, under the prevailing unfavourable stock market sentiment where it is often difficult to procure sub-underwriting interests for an equity issue of a size as significant as the Rights Issue.

2. *Maximum possible potential holding of voting rights by the HSS Group and the Concert Parties after the Rights Issue*

As referred to in the letter from the Board as set out on pages 5 to 23 of the Circular, following the completion of the Rights Issue, the maximum possible aggregate beneficial interests of the HSS Group and the Concert Parties in the Company would be approximately 69.36% based on the following assumptions:–

(i) no conversion of the Convertible Preference Shares into Shares;

(ii) no conversion of the Share Options into Shares;

(iii) the HSS Group taking up their full entitlements to the Rights Shares;

(iv) the HSS Group not making any application for any excess Rights Shares;

(v) Interventure Group being required to take up, in full, the Rights Shares under its sub-underwriting commitments;

(vi) the Underwriter being required to fulfil its commitment under the Underwriting Agreement in full; and

(vii) the Underwriter not having to place down the Rights Shares that it may acquire pursuant to the Underwriting Agreement.

Independent Shareholders should note that if, upon the completion of the Rights Issue, the HSS Group and the Concert Parties were to have an aggregate beneficial interest in the Company exceeding the maximum 52% level, the HSS

Group and the Concert Parties would be able to increase their shareholding in the Company without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

In such circumstances, the Independent Shareholders would forgo the benefit of a possible general offer which might otherwise be extended to them. In this regard, we have taken into account our recommendation on the merits of the Rights Issue as referred to in the section headed "The Rights Issue" above and the fact that the completion of the Rights Issue is conditional upon, inter alia, the grant of the Whitewash Waiver by the Executive to the HSS Group and the Concert Parties as discussed above. We are of the view that, based on the merits of the Rights Issue to the growth and development of the Company and the benefits which would arise therefrom to the Shareholders, the Rights Issue is in the interests of the Company and the Shareholders as a whole (which include the interests of the Independent Shareholders) notwithstanding the fact that the Independent Shareholders would forgo the opportunity of a general offer which would otherwise be made to them.

3. Effects of the Whitewash Waiver

We noted that the actual resultant beneficial interests of the HSS Group and the Concert Parties in the Company would depend on, inter alia, the ultimate level of subscription for the Rights Shares by the Qualifying Shareholders upon the close of the Rights Issue. This means that, in turn, the HSS Group and the Concert Parties may have an aggregate resultant beneficial interest in the Company of below or above 30% after the Rights Issue, with the 30% benchmark being the trigger point for them to be subject to a general offer obligation under the Takeovers Code.

We consider that, upon the obtaining of the Whitewash Waiver by the HSS Group and the Concert Parties, the following scenarios would apply:–

(i) in the event the HSS Group and the Concert Parties shall have an aggregate resultant beneficial interest of below 30% in the Company after the Rights Issue, the HSS Group and the Concert Parties would not be under any general offer obligation under Rule 26 of the Takeovers Code. The HSS Group and the Concert Parties may still trigger a general offer obligation by having an aggregate beneficial interest of exceeding 30% in the Company in future; and

(ii) in the event the HSS Group and the Concert Parties shall have an aggregate resultant beneficial interest of exceeding 30% in the Company after the Rights Issue, the HSS Group and the Concert Parties would be exempted under the Whitewash Waiver from their obligation to make a general offer under Rule 26 of the Takeovers Code.

Recommendation

Having taken into account the principal factors and reasons considered by us as referred to above, we consider that it would be fair and reasonable and in the interests of the Independent Shareholders to approve the Whitewash Waiver by way of a poll so that, as a result, the Whitewash Waiver may be granted by the Executive to the HSS Group and the Concert Parties to enable the Rights Issue to be proceeded with and be completed. Therefore, we would advise the Independent Shareholders **to vote in favour** of the resolution to be proposed at the Special General Meeting to consider and, if thought fit, approve the Whitewash Waiver.

THE CREEPER AUTHORIZATION

Principal factor and reason considered

As referred to in the letter from the Board as set out on pages 5 to 23 of the Circular, the Rights Issue is not conditional upon the approval of the Creeper Authorization by the Independent Shareholders by way of a poll and, accordingly, the grant of the Creeper Authorization to the HSS Group and the Concert Parties. Therefore, we consider that the absence of the Creeper Authorization (i.e. in the event where the approval of the Creeper Authorization is not obtained from the Independent Shareholders) would not in any way jeopardize the interests of the Independent Shareholders by being able to preclude the Rights Issue from being proceeded with.

Recommendation

Having taken into account the principal factor and reason considered by us as referred to above, we consider that it would not be fair and reasonable for the HSS Group and the Concert Parties to obtain the Creeper Authorization and therefore it would not be fair and reasonable for the Independent Shareholders to approve the Creeper Authorization. Accordingly, we would advise the Independent Shareholders **not to vote in favour** of the resolution to be proposed at the Special General Meeting to consider and, if thought fit, approve the Creeper Authorization.

Yours faithfully,
For and on behalf of
Pacific Challenge Capital Limited
Christopher Wong
Director

1. SHARE CAPITAL

The authorized and issued share capital of the Company as at the Latest Practicable Date and immediately following completion of the Rights Issue was/will be as follows:

Authorized:		*HK$*
288,929,402	Convertible Preference Shares at the Latest Practicable Date	288,929,402.00
3,000,000,000	Shares as at the Latest Practicable Date	60,000,000.00
3,000,000,000	Shares proposed to be created by an increase in authorized share capital as set out in ordinary resolution number 1 in the notice of the Special General Meeting	60,000,000.00
6,000,000,000		120,000,000.00
Issued and fully paid:		
9,680,000	Convertible Preference Shares as at the Latest Practicable Date	9,680,000.00
1,559,967,336	Shares as at the Latest Practicable Date	31,199,346.72
3,139,294,672	Rights Shares to be issued assuming no exercise of the Share Options and no Convertible Preference Shares are converted prior to the Rights Issue	62,785,893.44
4,699,262,008	Shares immediately after the Rights Issue	93,985,240.16

All Shares in issue rank *pari passu* in all respects with each other, including in particular as to dividends, voting rights and capital.

The Shares are listed on the Stock Exchange and none of the securities of the Company are listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

The Rights Shares, when fully-paid, and the Convertible Preference Shares when converted will rank *pari passu* in all respects with the then existing Shares in issue, including as to the right to receive all future dividends and other distributions which may be declared, made or paid after the date of issue of the Rights Shares and the Shares issued as a result of conversion of the Convertible Preference Shares respectively.

Share Options

On 25th October, 1999, the Company approved a share option scheme under which the Directors may, at their discretion, invite any full-time employees and/or executive directors of the Group to take up options to subscribe for Shares at any time until 24th October, 2009. The maximum number of Shares in which options can be granted may not exceed 10% of the issued share capital of the Company, excluding any Shares issued on the exercise of the Share Options from time to time.

The options granted are exercisable in accordance with the terms and restrictions contained in the respective offer letters. Options outstanding as at the Latest Practicable Date carry rights to subscribe in cash for new Shares at initial subscription prices of between HK$0.25 and HK$2.30, subject to adjustment, and can be exercised during various exercise periods with expiry up to and including 24th October, 2009. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 131,948,509 additional Shares.

Subject to the completion of the Rights Issue, the subscription price of and/or the number or nominal amount of Shares comprised in the outstanding Share Options will be subject to adjustments. Such adjustments will be certified by the auditors of the Company.

Convertible Preference Shares

As at the Latest Practicable Date, the Company had in issue 9,680,000 Convertible Preference Shares. These are unlisted convertible redeemable preference shares of HK$1.00 each of the Company, the holders of which are entitled to convert all or part thereof into Shares on the basis of one Share for every HK$1.00 in nominal value of Convertible Preference Share.

Save as disclosed above, the Company did not have any other options, warrants and other convertible securities in issue as at the Latest Practicable Date.

2. FINANCIAL SUMMARY OF THE GROUP

A summary of the audited consolidated results of the Group for the five years ended 31st December, 2000, as extracted from the annual reports of the Group for the respective years and reclassified/restated as appropriate, is set out below.

	Results of the Group for the year ended 31st December				
	2000	**1999**	**1998**	**1997**	**1996**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	76,652	44,210	54,334	48,557	84,678
Discontinued operations	23,473	1,035	–	28,160	79,915
	100,125	45,245	54,334	76,717	164,593
Profit/(Loss) from operations	5,105	(75,170)	(55,323)	(56,790)	(8,025)
Share of results of associates	(1,110)	–	–	(21,478)	–
Profit/(Loss) before taxation	3,995	(75,170)	(55,323)	(78,268)	(8,025)
Taxation	(739)	(739)	(1,763)	(1,366)	7
Profit/(Loss) from ordinary activities after taxation	3,256	(75,909)	(57,086)	(79,634)	(8,018)
Minority interests	(1,954)	(2,499)	(6,469)	(6,154)	(920)
Net profit/(loss) attributable to shareholders	1,302	(78,408)	(63,555)	(85,788)	(8,938)
Earnings/(Loss) per share					
Basic	0.09 cent	(11.5 cents)	(14.3 cents)	(24.4 cents)	(2.8 cents)
Diluted	0.08 cent	N/A	N/A	N/A	N/A

The Company did not declare any dividends for the five years ended 31st December, 2000

3. SUMMARY OF THE AUDITED FINANCIAL INFORMATION OF THE GROUP FOR EACH OF THE TWO YEARS ENDED 31ST DECEMBER, 1999 AND 31ST DECEMBER, 2000

Set out below are the consolidated income statement, the consolidated statement of recognised gains and losses, the consolidated cash flow statement for each of the two years ended 31st December, 1999 and 2000 and the balance sheet as at 31st December, 1999 and 2000 of the Group and the Company together with the relevant notes as extracted from the annual report of the Group for the year ended 31st December, 2000.

CONSOLIDATED INCOME STATEMENT

For the years ended 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
Turnover	3	100,125	45,245
Cost of sales		(72,570)	(23,104)
Gross profit		27,555	22,141
Other revenue	3	28,861	1,493
Other net income/(expenses)	4	99,908	(44,957)
Distribution costs		(6,086)	(480)
Business promotion and marketing expenses		(43,623)	–
Administrative expenses		(86,180)	(25,283)
Other operating expenses		(6,286)	(12,652)
Profit/(Loss) from operations		14,149	(59,738)
Finance costs	6	(140)	–
Provision for diminution in value of long-term investments		(8,904)	(15,432)
Share of results of associates		(1,110)	–
Profit/(Loss) from ordinary activities before taxation	6	3,995	(75,170)
Taxation	8	(739)	(739)
Profit/(Loss) from ordinary activities after taxation		3,256	(75,909)
Minority interests		(1,954)	(2,499)
Net profit/(loss) attributable to shareholders	9 & 22	1,302	(78,408)
Earnings/(Loss) per share	10		
Basic		0.09 cent	(11.50 cents)
Diluted		0.08 cent	N/A

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the years ended 31st December, 1999 and 2000

	2000 *HK$'000*	1999 *HK$'000*
Exchange difference on translation of foreign subsidiaries	(388)	–
Exchange reserve released on disposal of subsidiaries	(1,117)	–
Exchange reserve released on associates written off	–	36,250
Other capital reserve and reserve on consolidation released on disposal of subsidiaries	1,647	–
Other capital reserve released on associates written off	–	(31,660)
Net profit/(loss) attributable to shareholders	1,302	(78,408)
Total recognised gains/(losses)	1,444	(73,818)
Goodwill eliminated directly against reserves	(7,122)	(62,761)
Goodwill arising on acquisition of further interests in a subsidiary	(12)	–
	(5,690)	(136,579)

CONSOLIDATED BALANCE SHEET

As at 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	*11*	91,049	10,469
Intangible assets	*13*	42,366	781
Interests in associates	*14*	12,687	–
Long-term investments	*15*	302,381	5,045
		448,483	16,295
Current assets			
Properties held for sale		3,734	–
Inventories	*16*	978	595
Trade and other receivables	*17*	73,791	15,282
Pledged deposits		68,680	–
Cash and cash equivalents	*18*	344,308	99,875
		491,491	115,752
Current liabilities			
Trade and other payables	*19*	97,657	14,257
Obligations under finance leases		582	–
Taxation		–	89
		98,239	14,346
Net current assets		393,252	101,406
Total assets less current liabilities		841,735	117,701
Minority interests		119	12,441
NET ASSETS		841,616	105,260
CAPITAL AND RESERVES			
Issued capital	*20*	40,879	194,160
Reserves	*22*	800,737	(88,900)
		841,616	105,260

BALANCE SHEET

As at 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	11	1,184	389
Interests in subsidiaries	12	537,034	78,117
Interests in associates	14	9,215	–
Long-term investments	15	–	778
		547,433	79,284
Current assets			
Trade and other receivables	17	14,350	2,402
Pledged deposits		68,680	–
Cash and cash equivalents	18	319,439	94,016
		402,469	96,418
Current liabilities			
Trade and other payables	19	7,065	6,624
Net current assets		395,404	89,794
NET ASSETS		942,837	169,078
CAPITAL AND RESERVES			
Issued capital	20	40,879	194,160
Reserves	22	901,958	(25,082)
		942,837	169,078

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31st December, 1999 and 2000

	Notes	**2000** *HK$'000*	**1999** *HK$'000*
Net cash outflow from operating activities	*23*	(86,613)	(7,893)
Returns on investments and servicing of finance			
Dividend paid to minority shareholders		–	(800)
Interest received		28,795	995
Income from unlisted investments		66	498
Interest on obligations under finance leases		(140)	–
Net cash inflow from returns on investments and servicing of finance		28,721	693
Taxation			
Hong Kong Profits Tax paid		–	(369)
Overseas tax paid		(212)	(970)
Tax paid		(212)	(1,339)
Investing activities			
Purchase of property, plant and equipment		(101,597)	(1,375)
Purchase of intangible assets		(42,748)	(781)
Additions of long-term investments		(206,946)	(11,346)
Proceeds from disposal of property, plant and equipment		1,235	–
Purchase of a subsidiary (net of cash and cash equivalents acquired)	*25*	(3,030)	(2,714)
Advances to associates		(12,463)	–
Disposal of subsidiaries	*26*	(5,068)	–
Net cash outflow from investing activities		(370,617)	(16,216)
Net cash outflow before financing activities		(428,721)	(24,755)
Financing	*27*		
Issue of ordinary shares		742,046	121,071
Capital contributed by minority shareholders		–	3
Repayment of obligations under finance leases		(212)	–
Net cash inflow from financing		741,834	121,074
Increase in cash and cash equivalents		313,113	96,319
Cash and cash equivalents at 1st January		99,875	3,556
Cash and cash equivalents at 31st December		412,988	99,875
Analysis of the balances of cash and cash equivalents			
Pledged deposits		68,680	–
Fixed deposits		317,762	91,726
Bank balances and cash		26,546	8,149
		412,988	99,875

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31st December, 2000

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited.

Its principal activity is investment holding and those of its subsidiaries are set out in note 12 to the financial statements.

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation
The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation
The consolidated financial statements incorporate the audited financial statements of the Company and its subsidiaries for the year ended 31st December, 2000. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Inter-company balances and transactions within the Group have been eliminated on consolidation.

Goodwill
Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate and is eliminated against reserves immediately on acquisition or amortised on a straight-line basis to the income statement over its estimated useful economic life. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate over the purchase consideration, is credited to reserves.

On the disposal of an investment in a subsidiary or an associate, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Subsidiaries
A subsidiary is an enterprise, in which the Company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are stated at cost less provision, if necessary, for any permanent diminution in value.

Associates
An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally recognised as an expense in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

When the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are discounted to their present values.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Office equipment, furniture and fittings	10% - 33%
Machinery and equipment	10% - 33%
Motor vehicles	20%

Intangible assets
Intangible assets comprise business assets acquired and goodwill arising on business combination (other than acquisition of a subsidiary or an associate) and are amortised over their estimated useful life. Business assets include mainly business plans, business contracts, copyrights, other intellectual property rights and customers list.

Long-term investments
Long-term investments include investments in investment securities and finished animated films.

Investment securities held for an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their values, which is expected to be other than temporary. The amount of provisions is recognised as an expense in the period in which the decline occurs.

The profit or loss on disposal of investment securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

Investments in finished animated films are carried at cost, less provisions for any permanent diminution in value deemed appropriate by the directors and amortisation, where appropriate.

Amortisation is provided to write off the cost of the investments in finished animated films over a period of five years.

Properties held for sale
Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, construction expenditure and other direct costs, including interest costs, attributable to the development of the properties. Net realisable value is determined by reference to management estimates of the selling price based on prevailing market conditions, less all estimated costs to completion and costs to be incurred in marketing and selling the properties.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Sale of animated films is recognised when films are delivered to the customers and title has passed.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of internet security solution services includes internet security solution services income and sale of computer hardware and software. Internet security solution services income is recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Insurance and management consulting income is recognised when related services are rendered.

Income in respect of corporate events management services is recognised when the events management services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Investment income is recognised when the Group's right to receive payment is established.

Obligations under finance leases
Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Company. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liabilities to the lessor, net of interest charges, is included in the balance sheet as finance lease obligations. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are recognised as an expense over the term of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

All other leases are classified as operating leases and the annual rentals are recognised as an expense on a straight-line basis over the lease terms.

Foreign currencies
Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the financial statements of overseas subsidiaries denominated in currencies other than Hong Kong dollars, are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation
The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting year from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Pension costs
Contributions are recognised as an expense as they become payable in accordance with the rules of the scheme.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recognised as expenses on the straight-line basis over the lease terms.

Cash equivalents
Cash equivalents in the consolidated cash flow statement represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advance.

Related party
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Turnover		
Sale of animated films	23,473	44,210
Telecommunication services income	63,740	1,035
Internet security solution services income	8,292	–
Insurance and management consulting services income	3,336	–
Corporate events management services income	1,284	–
	100,125	45,245
Other revenue		
Interest income	28,795	995
Income from unlisted investments	66	498
	28,861	1,493
Revenue	128,986	46,738

4. OTHER NET INCOME/(EXPENSES)

		Group	
	Note	2000 *HK$'000*	1999 *HK$'000*
Gain realised from e-KONG venture operations		76,051	–
Gain on disposal of discontinued operations	5	23,210	–
Gain/(Loss) on disposal of subsidiaries		311	(33,673)
Loss on disposal of a jointly controlled entity		–	(11,284)
Others		336	–
		99,908	(44,957)

Gain realised from e-KONG venture operations comprised gain on disposal of investment securities.

5. DISCONTINUED OPERATIONS

In June, 2000, the Group disposed of its 100% shareholding in Goldmarket Assets Limited and its subsidiaries, including Colorland Animation Productions Limited (collectively the "Goldmarket Group") to an independent third party. The Goldmarket Group was principally engaged in animation film production. During the year and prior to its disposal, the Goldmarket Group had turnover of HK$23,473,000 (1999: HK$44,210,000) and an operating loss of HK$4,049,000 (1999: HK$936,000). A profit on disposal of HK$23,210,000 arose upon the disposal of the Goldmarket Group, being the proceeds of disposal less the carrying amount of its net assets and attributable goodwill. The cash effects of the disposal are set out in note 26.

6. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group	
	2000 *HK$'000*	1999 *HK$'000*
(a) Finance costs		
Finance charges on obligations under finance leases	140	–
(b) Other items		
Amortisation of intangible assets	1,163	–
Amortisation of long-term investments	1,000	3,511
Amount due from a jointly controlled entity waived	–	1,200
Auditors' remuneration	1,000	557
Bad debts written off	42	3,000
Provision for bad debts	1,100	–
Cost of inventories	14,234	21,773
Depreciation	10,508	3,506
Loss on disposal of property, plant and equipment	152	319
Operating lease charges on premises	2,685	3,008
Staff costs	46,228	27,271

7. DIRECTORS' REMUNERATION

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Fees	–	–
Salaries, other emoluments and other benefits in kind	3,960	2,350
	3,960	2,350

No fees or emoluments was paid to the independent non-executive directors during the year (1999: Nil).

In addition to the above emoluments, certain directors were granted share options under the Company's Employee Share Option Scheme. Details of these benefits in kind are disclosed under the paragraph "Interests of the Directors" in Appendix II of the Circular.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors were within the following bands:

	Number of directors	
HK$	**2000**	**1999**
Nil	6	4
1 – 1,000,000	–	4
1,500,001 – 2,000,000	1	–
2,000,001 – 2,500,000	1	–
	8	8

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the five individuals with the highest emoluments, two (1999: three) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (1999: two) individuals were as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Salaries and other emoluments	3,370	2,840

	Number of individuals	
	2000	**1999**
HK$		
Nil – 1,000,000	1	–
1,000,001 – 1,500,000	2	1
1,500,001 – 2,000,000	–	1
	3	2

8. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Overseas taxation represents income tax payable in the Peoples' Republic of China and is calculated at the prevailing rate.

The charge comprises:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Hong Kong Profits Tax:		
Current year	–	41
Overprovision in respect of previous year	–	(21)
Overseas taxation	739	719
	739	739

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2000	1999
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	1,830	187
Tax losses arising:		
Acquisition of a subsidiary	(329)	(2,579)
Current year	(17,623)	(395)
	(16,122)	(2,787)

9. NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

The net profit/(loss) attributable to shareholders includes a profit of the Company amounted to HK$31,713,000 (1999: loss of HK$70,989,000) which has been dealt with in the consolidated income statement and a loss of HK$1,110,000 (1999: Nil) is retained by the associates.

10. EARNINGS/(LOSS) PER SHARE

	2000 HK$'000	1999 HK$'000
Net profit/(loss) attributable to shareholders for the purposes of basic earnings/(loss) and diluted earnings per share	1,302	(78,408)

	2000 Number of shares	1999 Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	1,503,101,780	681,868,558
Effect of dilutive potential ordinary shares:		
Share options	44,453,645	
Convertible preference shares	37,269,053	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,584,824,478	N/A

The diluted loss per share for 1999 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

11. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment HK$'000	Motor vehicles HK$'000	Leasehold improvement HK$'000	Office equipment, furniture and fittings HK$'000	Total HK$'000
Cost					
At 1st January, 2000	3,589	487	593	16,523	21,192
Acquisition of a subsidiary	–	–	63	705	768
Additions	86,777	–	1,318	14,296	102,391
Disposals	(477)	–	(55)	(1,372)	(1,904)
Disposal of subsidiaries	(5,492)	(487)	(593)	(14,899)	(21,471)
At 31st December, 2000	84,397	–	1,326	15,253	100,976
Depreciation					
At 1st January, 2000	1,740	316	374	8,293	10,723
Acquisition of a subsidiary	–	–	3	462	465
Charge for the year	6,850	–	313	3,345	10,508
Disposals	(97)	–	(14)	(406)	(517)
Disposal of subsidiaries	(1,401)	(316)	(374)	(9,161)	(11,252)
At 31st December, 2000	7,092	–	302	2,533	9,927
Net book value					
At 31st December, 2000	77,305	–	1,024	12,720	91,049
At 31st December, 1999	1,849	171	219	8,230	10,469

11. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Company	**Leasehold improvement** *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Total** *HK$'000*
Cost			
At 1st January, 2000	–	737	737
Additions	11	1,117	1,128
Disposals	–	(229)	(229)
At 31st December, 2000	11	1,625	1,636
Depreciation			
At 1st January, 2000	–	348	348
Charge for the year	4	296	300
Disposals	–	(196)	(196)
At 31st December, 2000	4	448	452
Net book value			
At 31st December, 2000	7	1,177	1,184
At 31st December, 1999	–	389	389

12. INTERESTS IN SUBSIDIARIES

	Company	
	2000 *HK$'000*	**1999** *HK$'000*
Unlisted shares, at cost	–	145,696
Provision for permanent diminution in value	–	(136,464)
	–	9,232
Due from subsidiaries	537,034	68,885
	537,034	78,117

12. INTERESTS IN SUBSIDIARIES (Cont'd)

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
e-Kong Services Limited (formerly known as Chamford Limited)	British Virgin Islands	US$1	100%	–	Investment holding
ZONE Group Inc.	Cayman Islands	US$100	–	100%	Investment holding
ZONE Global Limited (formerly known as TelaPortal Global Limited and Tech Leader Limited)	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited (formerly known as TelaPortal Limited)	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd (formerly known as TelaPortal Singapore Pte Ltd and Charlecote Enterprise Pte Ltd)	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	USA	US$10	–	100%	Provision of telecommunication services
ZONE Telecom, Inc.	USA	US$10	–	100%	Investment holding
speedinsure Global Limited (formerly known as Cyber Master Limited)	British Virgin Islands	US$10,000	–	70%	Investment holding
speedinsure.com Limited (formerly known as insure-asia.com Limited).	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
speedinsure Singapore Pte Ltd	Singapore	S$2	–	70%	Provision of sales and fulfillment solution
EventClicks Global Limited (formerly known as EventClicks Limited)	British Virgin Islands	US$1,000,000	–	100%	Investment holding
EventClicks Limited (formerly known as Charm Linkage Limited)	Hong Kong	HK$500,000	–	100%	Provision of corporate events management services

12. **INTERESTS IN SUBSIDIARIES** (Cont'd)

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
EventClicks (Aust) Pty Limited (formerly known as EventSource Asia Pty Limited)	Australia	AU$2	–	100%	Provision of corporate events management services
EventClicks Singapore Pte Limited (formerly known as Bayridge Enterprises Pte Ltd)	Singapore	S$2	–	100%	Provision of corporate events management services
magictel.com Limited	Hong Kong	HK$1,000	–	100%	Provision of telecommunication services
Bayrise Enterprise Pte Ltd.	Singapore	S$2	–	100%	Provision of telecommunication services
Cardzone Limited (formerly known as Wide East Limited)	Hong Kong	HK$2	–	100%	Provision of telecommunication services.
NETdefence Company Limited (formerly known as Polymedia Technology Company Limited)	Hong Kong	HK$10,000	–	51%	Provision of internet security solution
e-Kong Pillars Holdings Limited (formerly known as Cybernet Climber Limited)	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited (formerly known as Cyber Eagle Limited)	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Ventures Limited (formerly known as Enrich Investment Holdings Limited)	British Virgin Islands	US$1	100%	–	Investment holding

The above summary lists the principal subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. INTANGIBLE ASSETS

	Group 2000 HK$'000	Group 1999 HK$'000
Cost		
At 1st January	781	–
Additions	42,748	781
At 31st December	43,529	781
Amortisation		
At 1st January	–	–
Charge for the year	1,163	–
At 31st December	1,163	–
Net book value		
At 31st December	42,366	781

Additions for the year include goodwill arisen from business combination (other than acquisition of a subsidiary or an associate) amounted to HK$34,862,000.

14. INTERESTS IN ASSOCIATES

	Group 2000 HK$'000	Group 1999 HK$'000	Company 2000 HK$'000	Company 1999 HK$'000
Unlisted shares, at cost	3	–	–	–
Share of net assets other than goodwill	(1,260)	–	–	–
	(1,257)	–	–	–
Due from associates	13,944	–	9,215	–
	12,687	–	9,215	–

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group.

Name of associate	Place of incorporation/ operation	Issued and fully paid-up share capital	Percentage of share capital held by Company	Percentage of share capital held by Subsidiary	Principal activities
CIB (Holdings) Limited	British Virgin Islands	US$1,000	28%	40%	Investment holding
Cyber Insurance Brokers Limited (formerly known as Expert Gain Limited)	Hong Kong	HK$5,000,000	28%	100%	Insurance broking
Cyber Insurance Brokers (S) Pte Ltd.	Singapore	S$400,000	28%	100%	Insurance broking

15. LONG-TERM INVESTMENTS

(a) Investment in finished animated films

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At 1st January	12,374	17,523	–	–
Additions	2,490	10,568	–	–
Write-off	–	(285)	–	–
Provision for diminution in value	–	(15,432)	–	–
Disposal of subsidiaries	(14,864)	–	–	–
At 31st December	–	12,374	–	–
Amortisation				
At 1st January	8,107	4,881	–	–
Charge for the year	1,000	3,511	–	–
Write-off	–	(285)	–	–
Disposal of subsidiaries	(9,107)	–	–	–
At 31st December	–	8,107	–	–
Net book value				
At 31st December	–	4,267	–	–

(b) Investment in investment securities

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At cost less provision:				
Equity securities, unlisted	133,456	778	–	778
Equity securities, listed outside Hong Kong	168,925	–	–	–
	302,381	778	–	778
Total	302,381	5,045	–	778

Market value of the Group's listed investment securities as at the balance sheet date amounted to HK$169,642,000 (1999: Nil).

16. INVENTORIES

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
At cost:		
Raw materials	–	201
Work-in-progress	–	394
Finished goods	978	–
	978	595

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables				
From third parties	36,368	6,888	–	–
Other receivables				
Deposits, prepayment and other debtors	37,423	8,394	14,350	2,402
	73,791	15,282	14,350	2,402

All of the trade and other receivables are expected to be recovered within one year.

Included in trade and other receivables are trade debtors (net of provision for bad debts) with the following aging analysis.

	Group	
	2000	1999
	HK$'000	*HK$'000*
Current	23,735	–
1 to 3 months overdue	10,736	6,888
More than 3 months overdue but less than 12 months overdue	1,897	–
	36,368	6,888

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank balances and cash	26,546	8,149	6,677	2,290
Fixed deposits	317,762	91,726	312,762	91,726
	344,308	99,875	319,439	94,016

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables				
To third parties	17,783	2,342	–	–
Other payables				
Accrued charges and other creditors	78,378	11,896	477	1,135
Due to subsidiaries	–	–	5,092	5,470
Due to an associate	1,496	–	1,496	–
Due to a shareholder	–	19	–	19
	97,657	14,257	7,065	6,624

All of the trade and other payables are expected to be settled within one year.

19. TRADE AND OTHER PAYABLES (Cont'd)

Included in trade and other payables are trade creditors with the following aging analysis.

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Current	7,244	–
1 to 3 months overdue	8,525	2,342
More than 3 months overdue but less than 12 months overdue	2,014	–
	17,783	2,342

20. ISSUED CAPITAL

	2000		1999	
	Number of shares	**Amount** *HK$'000*	**Number of shares**	**Amount** *HK$'000*
Authorised				
Preference shares of HK$1 each				
At 1st January and at 31st December	288,929,402	288,929	288,929,402	288,929
Ordinary shares of HK$0.02 each				
At 1st January	1,500,000,000	30,000	750,000,000	15,000
Increase of ordinary shares	1,500,000,000	30,000	750,000,000	15,000
At 31st December	3,000,000,000	60,000	1,500,000,000	30,000
Total		348,929		318,929

	2000		1999	
	Number of shares	**Amount** *HK$'000*	**Number of shares**	**Amount** *HK$'000*
Issued and fully paid				
Preference shares of HK$1 each				
At 1st January	170,970,968	170,971	170,970,968	170,971
Converted to ordinary shares	(161,290,968)	(161,291)	–	–
At 31st December	9,680,000	9,680	170,970,968	170,971
Ordinary shares of HK$0.02 each				
At 1st January	1,159,449,380	23,189	518,449,380	10,369
Issue of ordinary shares	230,000,000	4,600	631,000,000	12,620
Converted from preference shares	161,290,968	3,226	–	–
Exercise of share options	9,218,988	184	10,000,000	200
At 31st December	1,559,959,336	31,199	1,159,449,380	23,189
Total		40,879		194,160

20. ISSUED CAPITAL (Cont'd)

(a) By an ordinary resolution passed at a special general meeting on 1st March, 2000, the authorised ordinary share capital of the Company was increased to HK$60,000,000 by the creation of 1,500,000,000 additional ordinary shares of HK$0.02 each.

(b) In January 2000, options were exercised to subscribe for 9,168,988 ordinary shares of HK$0.02 each in the Company at a consideration of HK$3,850,975.

In February 2000, an aggregate of 72,042,000 preference shares were converted into 72,042,000 ordinary shares of HK$0.02 each at a premium of HK$0.05 per share.

In February 2000, the Company placed and issued 30,000,000 new ordinary shares of HK$0.02 each at a price of HK$0.90 per share. The net proceeds of approximately HK$27,000,000 are being used for providing additional working capital of the Group.

In February 2000, the Company placed and issued 200,000,000 new ordinary shares of HK$0.02 each at a price of HK$3.60 per share. The net proceeds of approximately HK$705,000,000 are being used for financing expansion of operations and providing additional working capital of the Group.

In March 2000, an aggregate of 89,248,968 preference shares were converted into 89,248,968 ordinary shares of HK$0.02 each at a premium of HK$0.05 per share.

In November 2000, options were exercised to subscribe for 50,000 ordinary shares of HK$0.02 each in the Company at a consideration of HK$24,500.

All the new ordinary shares issued during the year ranked *pari passu* in all respects with the existing ordinary shares of the Company.

At the balance sheet date, the Group had cash and bank deposits of HK$412,988,000, which represented mainly the unutilised proceeds generated from the above capital raising exercise. These funds will be used for financing the Group's expansion in the coming years.

(c) The holders of the preference shares are entitled to convert all or any of the preference shares into fully paid ordinary shares on the basis of one ordinary share of HK$0.02 each for every HK$1 in nominal value of preference shares so converted, in accordance with and subject to provisions of the Company's bye-laws and the conditions in respect of the date of conversion as set out at the back of preference share certificate. In each year the preference shares may be converted on any of the following dates:

(i) the date falling 30 days after the date on which of the audited financial statements of the Company for the last preceding accounting period are despatched to the holders of the preference shares; or

(ii) the date falling 30 days after the date on which the interim results of the Company in respect of any current accounting period shall be announced; or

(iii) such other dates as may be notified in writing by the directors to the holders of the preference shares not less than 30 days before such date.

In addition, as resolved by the directors on 16th December, 1998, the preference shares may be converted every second Wednesday and every last Wednesday of each month provided always that if such date is not a business day then the next business day.

The Company may in accordance with the Companies Act of Bermuda or subject to the provisions of the Company's bye-laws determine to redeem the relevant shares on any conversion date for a sum equal to (i) the nominal capital paid up or credited as paid up thereon and (ii) a fixed premium equal to five percent of the amount of such nominal capital and (iii) outstanding dividends, out of funds of the Company which would otherwise be available for dividend or distribution to the holders of any class of share or out of the proceeds of a new issue of ordinary shares.

21. SHARE OPTIONS

In accordance with the Company's Employee Share Option Scheme ("the Scheme") which was adopted in a Special General Meeting held on 25th October, 1999, the directors of the Company may grant options to eligible employees to subscribe for shares in the Company. Any options granted can be exercised within the period as set out in the rules and regulations for the Scheme. The subscription price is determined by the board of directors and shall not be less than the higher of 80% of the average of the closing market prices of the shares for the five trading days immediately preceding the date of grant or the nominal value of a share.

The summary of movements in share options granted during the year to certain directors and employees of the Group under the Scheme was as follows:

		Number of share options				
Date of grant	**Exercise price** *HK$*	**At 1st January, 2000**	**Granted during the year**	**Exercised during the year**	**Lapsed during the year**	**Outstanding at 31st December, 2000**
25th October, 1999	0.42	51,630,223	–	9,168,988	350,000	42,111,235
16th November, 1999	0.49	6,495,000	–	50,000	400,000	6,045,000
23rd December, 1999	0.60	4,100,000	–	–	150,000	3,950,000
3rd January, 2000	0.69	–	3,025,000	–	–	3,025,000
20th January, 2000	0.62	–	800,000	–	800,000	–
24th January, 2000	0.68	–	36,335,000	–	–	36,335,000
25th January, 2000	0.68	–	2,500,000	–	–	2,500,000
3rd March, 2000	2.30	–	23,150,000	–	500,000	22,650,000
6th March, 2000	2.40	–	50,000	–	50,000	–
28th April, 2000	1.00	–	6,275,000	–	300,000	5,975,000
1st June, 2000	1.02	–	250,000	–	–	250,000
9th August, 2000	0.70	–	1,000,000	–	–	1,000,000
25th October, 2000	0.35	–	10,372,274	–	–	10,372,274
		62,225,223	83,757,274	9,218,988	2,550,000	134,213,509

22. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Other capital reserve HK$'000	Reserve on consolidation HK$'000	Accumulated losses HK$'000	Total HK$'000
Group							
At 1st January, 1999	63,956	(35,133)	6	30,573	–	(175,174)	(115,772)
Shares issued at premium	166,858	–	–	–	–	–	166,858
Shares issue expenses	(3,407)	–	–	–	–	–	(3,407)
Release on associates written off	–	36,250	–	(31,660)	–	–	4,590
Goodwill on acquisition of a subsidiary	–	–	–	–	(62,761)	–	(62,761)
Net loss attributable to shareholders	–	–	–	–	–	(78,408)	(78,408)
At 31st December, 1999	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
Shares issued at premium	912,221	–	–	–	–	–	912,221
Shares issue expenses	(16,894)	–	–	–	–	–	(16,894)
Release on disposal of subsidiaries	–	(1,117)	–	1,087	560	–	530
Exchange difference on translation of foreign subsidiaries	–	(388)	–	–	–	–	(388)
Goodwill on acquisition of further interests in a subsidiary	–	–	–	–	(12)	–	(12)
Goodwill on consolidation	–	–	–	–	(7,122)	–	(7,122)
Net profit attributable to shareholders	–	–	–	–	–	1,302	1,302
At 31st December, 2000	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
Company							
At 1st January, 1999	63,956	–	6	–	–	(181,506)	(117,544)
Shares issued at premium	166,858	–	–	–	–	–	166,858
Shares issue expenses	(3,407)	–	–	–	–	–	(3,407)
Net loss attributable to shareholders	–	–	–	–	–	(70,989)	(70,989)
At 31st December, 1999	227,407	–	6	–	–	(252,495)	(25,082)
Shares issued at premium	912,221	–	–	–	–	–	912,221
Shares issue expenses	(16,894)	–	–	–	–	–	(16,894)
Net profit attributable to shareholders	–	–	–	–	–	31,713	31,713
At 31st December, 2000	1,122,734	–	6	–	–	(220,782)	901,958

There were no reserves available to distribution as at 31st December, 2000 (1999: Nil).

23. RECONCILIATION OF PROFIT/(LOSS) BEFORE TAXATION TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2000	1999
	HK$'000	*HK$'000*
Profit/(Loss) before taxation	3,995	(75,170)
Interest income	(28,795)	(995)
Income from unlisted investments	(66)	(498)
Interest on obligations under finance leases	140	-
Depreciation	10,508	3,506
Loss on disposal of property, plant and equipment	152	319
Share of results of associates	1,110	-
Amortisation of long-term investments	1,000	3,511
Bad debts written off	42	3,000
Provision for bad debts	1,100	-
(Gain)/Loss on disposal of subsidiaries	(23,521)	33,673
Loss on disposal of a jointly controlled entity	-	11,284
Gain on disposal of investment securities	(76,051)	-
Loss on associates written off	-	4,590
Provision for diminution in value of long-term investments	8,904	15,432
Amount due from a jointly controlled entity waived	-	1,200
Amortisation of intangible assets	1,163	-
Changes in working capital:		
Properties held for sale	(3,734)	-
Inventories	(2,399)	479
Trade and other receivables	(70,275)	(7,071)
Trade and other payables	90,114	(1,153)
Net cash outflow from operating activities	(86,613)	(7,893)

24. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Group purchased certain investment securities for an aggregate consideration equivalent to HK$19,724,000, in cash, from an independent third party. The investment securities were subsequently disposed of at a consideration equivalent to HK$95,775,000 which was settled by issue of shares by an independent third party.

(b) Consideration for the disposal of subsidiaries that occurred during the year comprises of investment securities of HK$30,000,000. Further details of the disposal are set out in note 26.

(c) The Group entered into finance lease arrangements in respect of office equipment with a total capital value at the inception of the arrangements of HK$794,000.

25. PURCHASE OF A SUBSIDIARY

	2000 *HK$'000*	1999 *HK$'000*
Net liabilities acquired:		
Property, plant and equipment	303	1,539
Trade and other receivables	808	435
Cash and cash equivalents	2,219	739
Trade and other payables	(5,203)	(6,821)
	(1,873)	(4,108)
Goodwill	7,122	62,761
	5,249	58,653
Satisfied by:		
Cash	5,000	–
Shares allotted	–	55,200
Direct costs incurred	249	3,453
	5,249	58,653

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of a subsidiary:

	2000 *HK$'000*	1999 *HK$'000*
Cash consideration	5,000	–
Cash and cash equivalents acquired	(2,219)	(739)
Cash payment for direct costs	249	3,453
Net outflow of cash and cash equivalents in respect of the purchase of a subsidiary	3,030	2,714

26. DISPOSAL OF SUBSIDIARIES

	2000 *HK$'000*	1999 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	10,219	–
Long-term investments	5,757	–
Inventories	2,016	–
Trade and other receivables	10,733	–
Cash and cash equivalents	5,068	–
Trade and other payables	(12,952)	–
Taxation	(616)	–
Minority interests	(14,276)	–
Exchange reserve	(1,117)	–
Other capital reserve	1,087	–
Reserve on consideration	560	–
Unamortised goodwill written off	–	33,673
	6,479	33,673
Gain/(Loss) on disposal of subsidiaries	23,521	(33,673)
	30,000	–

26. DISPOSAL OF SUBSIDIARIES (Cont'd)

Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2000 *HK$'000*	**1999** *HK$'000*
Cash consideration	–	–
Cash and cash equivalents disposed	5,068	–
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	5,068	–

27. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium *HK$'000*	**Obligations under finance leases** *HK$'000*	**Minority interests** *HK$'000*
At 1st January, 1999	74,325	–	10,739
Cash inflow from financing	121,071	–	3
Shares issued for non-cash consideration	55,200	–	–
Share of profit for the year	–	–	2,499
Dividend paid to minority shareholders	–	–	(800)
At 31st December, 1999	250,596	–	12,441
Cash inflow/(outflow) from financing	742,046	(212)	–
Inception of finance leases arrangements	–	794	–
Share of profit for the year	–	–	1,954
Disposal of subsidiaries	–	–	(14,276)
Conversion of preference shares	161,291	–	–
At 31st December, 2000	1,153,933	582	119

28. COMMITMENTS

Commitments under operating leases

At the balance sheet date, the portion of outstanding commitments in respect of land and buildings not provided for under non-cancellable operating leases which are payable in the following year is as follow:

	Group		**Company**	
	2000 *HK$'000*	**1999** *HK$'000*	**2000** *HK$'000*	**1999** *HK$'000*
Operating leases which expire:				
Within one year	2,939	1,786	914	893
In the second to fifth years inclusive	2,984	1,350	370	675
	5,923	3,136	1,284	1,568

28. COMMITMENTS (Cont'd)

Capital expenditure commitments

At the balance sheet date, the Group had the following capital expenditure commitments:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Authorised but not contracted for	6,235	19,858
Contracted but not provided for	–	9,818

29. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	2,187	357
Tax losses carried forward	(28,421)	(10,469)
	(26,234)	(10,112)

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

30. RELATED PARTY TRANSACTION

During the year, the Group entered into an agreement with Mandarin Communications Limited ("Mandarin"), a subsidiary of SUNDAY Communications Limited ("SUNDAY"). In accordance with the agreement, Mandarin referred its customers of international telecommunication service to ZONE Limited, a subsidiary of the Company, to make international calls. The referral fee for acquisition of these customers amounted to HK$7,574,000 and was recognised as an intangible asset.

Mr. Richard John Siemens, the Chairman and Executive Director of the Company, is also an Executive Director of SUNDAY.

31. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

4. UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2001

Set out below are the unaudited consolidated results of the Group for the six months ended 30th June, 2001:

	Notes	Six months ended 30th June, 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000
Turnover	*1*	126,923	29,830
Cost of sales		(101,170)	(18,596)
Gross profit		25,753	11,234
Interest income		3,747	14,009
Other net income		–	23,449
		29,500	48,692
Distribution costs		(11,296)	–
Business promotion and marketing expenses		(20,688)	(17,558)
Administrative expenses		(108,469)	(27,845)
Depreciation and amortization		(16,342)	(2,935)
(Loss) / Profit from operations		(127,295)	354
Finance costs		(105)	–
Intangible assets and goodwill written off		(112,956)	–
Provision for diminution in value of long-term investments		(118,945)	–
Unrealized holding loss on current investments		(177,283)	–
Share of results of associates		(501)	3
(Loss) / Profit before taxation		(537,085)	357
Taxation		–	(739)
Loss after taxation		(537,085)	(382)
Minority interests		–	(897)
Net loss attributable to shareholders		(537,085)	(1,279)
Loss per share	2		
Basic		34.43 cents	0.09 cents
Diluted		N/A	N/A

Notes:

1. **Turnover**

	Six months ended 30th June, 2001 HK$'000	2000 HK$'000
Continuing operations	126,923	6,357
Discontinued operations	–	23,473
	126,923	29,830

2. Loss per share

The calculation of loss per share is based upon the loss attributable to shareholders of HK$537,085,000 (1999: HK$1,279,000) and on the weighted average number of ordinary shares of 1,559,963,712 (1999: 1,438,770,951) in issue during the period. The 2000 and 2001 fully diluted loss per share are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

5. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

Set out below is the pro forma consolidated net tangible assets of the Group based on the audited consolidated net assets as at 31st December, 2000 as updated to incorporate the unaudited consolidated net loss attributable to Shareholders for the six months ended 30th June, 2001 and the effect of the proposed Rights Issue.

	HK$'000	*HK$'000*
Audited consolidated net assets of the Group as at 31st December, 2000	841,616	
Less: Intangible assets as at 31st December, 2000	(42,366)	
Audited consolidated net tangible assets of the Group as at 31st December, 2000		799,250
Less: Unaudited net loss attributable to the Shareholders for the six months ended 30th June, 2001	(537,085)	
Add: Impairment loss of goodwill previously written off against reserve	69,335	
Impairment loss and amortisation of intangible assets	42,366	
Less: Exchange difference on translation of foreign subsidiaries and sundries	(602)	
		(425,986)
Pro forma consolidated net tangible assets before the proposed Rights Issue		373,264
Add: Estimated net proceeds of the proposed Rights Issue		128,000
Pro forma adjusted consolidated net tangible assets after the proposed Rights Issue		501,264
Pro forma net tangible assets per Share prior to the proposed Rights Issue (based on 1,559,967,336 Shares in issue at the Latest Practicable Date)		HK$0.24
Pro forma net tangible assets per Share after the proposed Rights Issue (based on 4,699,262,008 Shares in issue immediately following the completion of the Rights Issue assuming that no Share Options are exercised and no Convertible Preference Shares are converted on or before the Record Date)		HK$0.11

6. INDEBTEDNESS

At the close of business on 31st August, 2001, the latest practicable date for the purpose of ascertaining certain information relating to this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$20 million, in respect of obligations under finance leases and hire purchase contracts.

Save as aforesaid and apart from intra-group liabilities, the Group did not have at the close of business on 31st August, 2001 any outstanding mortgages, charges, debentures or other loan capital, bank loans and overdrafts or other similar indebtedness, liabilities under acceptable credits, obligations under hire purchase contracts or finance lease, guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31st August, 2001.

7. MATERIAL CHANGES

There has been a deterioration in the financial position of the Group since 31st December 2000, the date to which the latest audited statements of the Group were made up. The Group was affected by the slowdown of worldwide economies and negative market sentiments towards technology related companies. The unaudited interim results of the Group have been disclosed on pages 81 to 82 of this circular. The operational loss of HK$127 million of the first six months of 2001 was due mainly to the costs incurred during the growth phase of the Group's businesses. Consolidated net loss attributable to shareholders of the first six months of 2001 rose to HK$537 million from HK$1.3 million. The significant increase in the loss is mainly attributable to the non-recurring losses of HK$409 million from write-offs of goodwill and intangible assets and provisions for diminution in value of the Group's long-term investments and current investments.

The Group will continue to monitor and review its operations and available resources and will realign its investments, streamline its operations and strengthen its financial resources to best ensure the maintained growth of its business.

As at the Latest Practicable Date, save as disclosed in the interim report to Shareholders for the period ended 30th June, 2001 and in this circular, the Directors are not aware of any material change in the financial or trading position since 31st December, 2000, being the date of the latest published audited financial statements of the Group.

8. WORKING CAPITAL

The Directors are of the opinion that in the absence of unforeseen circumstances and after taking into account the net proceeds from the Rights Issue, the Group's internal resources and available borrowing facilities, the Group has sufficient working capital for its present requirements.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Group. The Directors (including Mr Siemens) jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

Mr Siemens, Mr Saran and Mr Hicks and the directors of Interventure Group (which are Mr Siemens, Mr Saran and Mr Hicks) jointly and severally accept full responsibility for the accuracy of information contained in this circular, (other than those relating to the Group), and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group) not contained in this circular, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) *Interests of the Directors*

As at the Latest Practicable Date, the interests of the directors and chief executive of the Company in the equity or debt securities of the Company and its associated corporation (within the meaning of the SDI Ordinance) which are required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 or part I of the Schedule of the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transaction by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

Name of company	Name of Director	Nature of interest	Number of Shares/ Share Options
e-Kong Group Limited	Mr Siemens	Corporate	110,000,000 Shares *(Note 1)*
		Personal	28,700,000 Share Options *(Note 2)*
	Mr Derrick Francis Bulawa	Personal	38,518,509 Share Options *(Note 2)*

Name of company	Name of Director	Nature of interest	Number of Shares/ Share Options
	Mr Lim Shyang Guey	Personal	10,300,000 Share Options *(Note 2)*
	Mr Shane Frederick Weir	Personal	100,000 Shares

Notes:

1. 8,000,000 Shares are beneficially owned by Siemens Enterprises Limited, a company incorporated in Hong Kong and which is controlled by Mr Siemens. 102,000,000 Shares are beneficially owned by Goldstone Trading Limited, a company incorporated in the British Virgin Islands and which is controlled by Mr Siemens.

2. The Share Options were granted under the Company's employee share option scheme adopted on 25th October, 1999.

As at the Latest Practicable Date:

(i) save as disclosed above, none of the directors or the chief executive of the Company has an interest in any shares, warrants, options, convertible securities and derivatives in respect of shares in or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which is required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which is required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange;

(ii) none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole;

(iii) none of the Directors has any direct or indirect interest in any assets which have been, since 31st December, 2000 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group;

(iv) except for Mr Siemens' interest of 33.33% in the ordinary share capital of Interventure Group, none of the Directors of the Company has any interest in the securities of Interventure Group;

(v) none of the Directors will be given any benefit as compensation for loss of office or otherwise in connection with the Rights Issue and the Whitewash Waiver; and

(vi) save as disclosed in this circular, there was no agreement or arrangement between the HSS Group and any of the Directors or any other person which is conditional on the outcome of the Rights Issue or otherwise connected with the Rights Issue.

(b) Interests of the Substantial Shareholder

As at the Latest Practicable Date, the following interest of 10% or more of the share capital of the Company were recorded in the register of Substantial Shareholders required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of Shares held	Percentage of total issued ordinary share capital
Goldtron	196,717,140	12.61%

According to the register of Substantial Shareholders kept by the Company under Section 16(1) of the SDI Ordinance and so far as is known to the Directors other than the interests disclosed herein, there are no other persons (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Group or in any options in respect of such capital.

(c) The Company and its subsidiaries

As at the Latest Practicable Date, none of the subsidiaries of the Company, nor pension funds of the Company or of a subsidiary of the Company nor any fund managed on a discretionary basis by any fund manager connected with the Company has any interests in the securities of the Company, and none of them has dealt for value in the securities during the period from 10th April, 2001 (being six months prior to the date of the Announcement) to the Latest Practicable Date.

As at the Latest Practicable Date, the Company did not have any interest in the securities of Interventure Group.

(d) The HSS Group and its Concert Parties

As at the Latest Practicable Date, Mr Siemens, Mr Saran and Mr Hicks owned 110,000,000 Shares, 1,140,000 Shares and 8,835,714 Shares respectively, none of them owned any Convertible Preference Shares and only Mr Siemens owned Share Options, which number was 28,700,000. As at the Latest Practicable Date neither Interventure Group nor the Underwriter owned or controlled any Shares, Convertible Preference Shares or Share Options.

As at the Latest Practicable Date, there was no agreements, arrangements or understandings between the HSS Group and any other persons that the Rights Shares to be acquired by the HSS Group will be transferred to that person.

(e) Others

As at the Latest Practicable Date, none of Deloitte & Touche Corporate Finance Limited, Quam Capital Limited, Pacific Challenge and Moores Rowland had any interest in any securities of the Company or the HSS Group, and none of them has dealt for value in any such securities in the period from 10th April, 2001 to the Latest Practicable Date.

No person, prior to the posting of this circular, had irrevocably committed themselves to vote for or against the resolutions proposed to approve the Rights Issue and the Whitewash Waiver.

No person had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or its associates.

3. DEALINGS IN THE SHARES BY THE HSS GROUP AND ITS CONCERT PARTIES

None of the HSS Group or any of the Concert Parties has acquired any voting rights of the Company for the period from 10th April, 2001 (being six months prior to the date of the Announcement) to the date of the Announcement nor have they dealt in any Shares or Convertible Preference Shares or Share Options from the date of the Announcement to the Latest Practicable Date.

4. PROFILES OF DIRECTORS

(a) Executive Directors

Mr Richard John Siemens, 56, Chairman, is a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. He is also Chairman and a founding member of Distacom Communications Limited. He has been involved in the telecommunications industry for 27 years. Born and raised in Canada, Mr Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr Siemens, as Group Management Director of Hutchison Telecommunications Limited, was also involved in the establishment of the other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange", as well as Hutchison's European telecom strategy.

Mr Derrick Francis Bulawa, 37, is the Chief Executive Officer and an Executive Director. As CEO of the Company, Mr Bulawa oversees the development and execution of the Group's unique vision for convergent services. He is also the Group's chief strategist and his responsibilities include paying personal attention to investor relations and the Group's worldwide services businesses. Mr Bulawa was among the key founders of STAR TV and also served as Chief Operating Officer for the US based UNIFI Communications where he worked extensively in the Asian satellite, data and telecommunications sectors. He has more than 15 years of entrepreneurial and communications experience in the United States and Asia. Mr Bulawa received his Bachelor's of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Mr Lim Shyang Guey, 42, is an Executive Director and Vice-President of Corporate Development of the Company. Mr Lim is responsible for executing the Group's corporate strategy and overseeing major shareholder and investor issues. He also plays an active role as Executive Director on the Company's Board of Directors and was one of the core creators of the Group's unique business vision. He has more than 12 years of experience in telecommunications and information technology in various countries including New Zealand, Russia, Malaysia and Singapore. Mr Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

The business address for each of the executive Directors is Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(b) Non-executive Director

Mr Chong Ching Lai, 38, is an executive director of Goldtron Limited, a publicly listed company in Singapore. He has 17 years of experience working with various group of companies in Singapore, Ireland, Malaysia and Russia. He has served as group accountant and finance director of those companies. Mr Chong is a Fellow Chartered Accountant (Ireland), a Fellow of the Malaysian Institute of Taxation and a member of the Malaysian Institute of Accountants (Public Accountant). He holds a Bachelor of Science degree in Economics and Accounting from the University of Ulster. The business address of Mr Chong is 53 Ubi Road 1, Singapore 408698.

(c) Independent non-executive Directors

Mr Shane Frederick Weir, 47, is a consultant of Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr Weir's practice as solicitor concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr Weir qualified as a solicitor, barrister, and notary public in Canada in 1978 and is admitted as a solicitor in the United Kingdom as well as in Hong Kong in 1992. The business address of Mr Weir is 5th Floor, Land Mark East, Central, Hong Kong.

Mr Matthew Brian Rosenberg, 30, is currently the Vice-President of Operations for Europe and Asia of Global Scheduling Solutions ("GSS"). He comes to GSS with a diverse background spanning over 8 years in internet & telecom technology, revenue driven channel management and strategic business planning. Most recently, Mr Rosenberg was the Director of Sales and Business Development of Asia for Adero, Inc., a leading Content Distribution Services company. His international management experience spans both Asia and Europe, abilities in several languages, and success in developing business models and revenues in both regions of the world. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts. The address of Mr Rosenberg is Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom.

5. MARKET PRICES

The table below shows the closing prices of the Shares on the Stock Exchange on (i) the last trading day on which trading in Shares took place in each of the six calendar months immediately preceding the date of the Announcement; (ii) the last trading day immediately preceding the date of the Announcement and (iii) the Latest Practicable Date:

	Closing price
	HK$
27th April, 2001	0.295
31st May, 2001	0.365
29th June, 2001	0.380
27th July, 2001	0.280
31st August, 2001	0.142
25th September, 2001 *(Note)*	0.072
Latest Practicable Date	0.050

Note: Trading in Shares on the Stock Exchange were suspended from 26th September, 2001 to 10th October, 2001 pending the release of the Announcement.

The lowest and highest closing price of the Shares recorded on the Stock Exchange between 10th April, 2001 (the date six months before the Announcement) and the Latest Practicable Date was HK$0.046 on Friday, 15th October, 2001 and HK$0.475 on Monday, 11th June, 2001 respectively.

6. MATERIAL CONTRACTS

The contracts which have been entered into by members of the Group within two years preceding the Latest Practicable Date, which are not in the ordinary course of business and which are or may be material are as follows:

(a) the Underwriting Agreement;

(b) an agreement dated 5th August, 2000 entered into between Zone Telecom, Inc. ("ZTI"), a wholly-owned subsidiary of the Company, and each of The Furst Group Inc., Televista, Inc., Cross Communications Inc. and Allied Global Telecom, Inc. (collectively "Furst Group") in relation to the acquisition by ZTI from Furst Group of its certain assets adopted for its IDD and DLD business in the United States at a consideration of US$12,000,000 subject to the terms and conditions therein contained;

(c) subscription agreements all dated 15th February, 2000 entered into between the Company and each of Goldtron, Goldstone Trading Limited ("GTL") and APIC International Holdings Limited ("APIC") in relation to issuance and allotment by

the Company in favour of each of Goldtron, GTL and APIC of up to 78,888,000, 102,000,000 and 19,112,000 Shares respectively at a price of HK$3.60 per Share, which respective number of Shares and subscription price were identical with the number of Shares and at the price each of Goldtron, GTL and APIC agreed to place with independent private and professional investors pursuant to a placing and underwriting agreement dated 15th February, 2000;

(d) a subscription agreement dated 9th February, 2000 entered into between Summedia.com Inc. ("SUM") and Charmford Limited ("Charmford"), a wholly-owned subsidiary of the Company, in relation to the subscription by Charmford of 700,000 units of securities issued and allotted by SUM at a consideration of US$3,675,000, each such unit of securities comprising one share ("SUM Share") of US$0.01 each in the capital of SUM and one warrant which entitled Charmford to acquire one SUM Share at a price of US$7.00 for the period of one year from the date of issue of such warrants;

(e) a subscription agreement dated 3rd February, 2000 entered into between Charmford and Elmsdale Media Limited ("Elmsdale") in relation to the subscription by Charmford of 357,142 ordinary shares of £0.001 each in the capital of Elmsdale at a consideration of £4,000,000;

(f) a placing agreement dated 24th January, 2000 entered into between the Company and the Underwriter in relation to the issuance and placement by the Company and through the Underwriter on an underwritten basis of 30,000,000 Shares at a price of HK$0.90 per Share and subject to the terms and conditions therein contained; and

(g) a subscription agreement dated 8 December 1999 entered into between Enrich Investment Holdings Limited ("EHIL"), a wholly-owned subsidiary of the Company, and SUM in relation to the subscription by EHIL of 308,000 units securities issued and allotted by SUM at a consideration of US$1,001,000, each such unit of securities comprising one SUM Share and one warrant which entitled EHIL to acquire one SUM Share at a price of US$4.25 for the period of one year from the date of issue of such warrants.

Other than the sub-underwriting agreement as disclosed in this circular, no material contract has been entered into by Interventure Group within two years preceding the Latest Practicable Date.

7. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

8. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contracts with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation) or had entered into or amended any service contracts within six months before the Announcement.

9. EXPERTS

Neither of Pacific Challenge nor Moores Rowland is or, was at any time since the date of the Announcement, beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Neither of Pacific Challenge nor Moores Rowland has any direct or indirect interest in any assets which have been, since 31st December, 2000 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

10. CONSENTS

Pacific Challenge and Moores Rowland have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters and reference to their names in the form and context in which they appear.

11. LEGAL ADVISERS, AUDITORS, SHARE REGISTRARS AND PRINCIPAL BANKERS OF THE COMPANY

Registered Office	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
Legal Advisers to the Company	*As to Hong Kong law:* **Angela Wang & Co.** 24/F, Entertainment Building 30 Queen's Road Central Central Hong Kong *As to Bermuda law:* **Conyers, Dill & Pearman** 2901 One Exchange Square 8 Connaught Place, Central Hong Kong

Legal advisers to the Underwriter	**Kwok & Yih** **(in association with Andersen Legal)** 37/F, Gloucester Tower The Landmark, Central Hong Kong
Head office and principal place of business	Suite 2101-3 K. Wah Centre 191 Java Road North Point Hong Kong
Authorized representatives	Mr Derrick Francis Bulawa Miss Wang Poey Foon, Angela
Auditors	**Moores Rowland** *Certified Public Accountants* 34th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong
Principal share registrars and transfer office in Bermuda	**Butterfield Corporate Services Limited** Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch share registrars and transfer in Hong Kong	**Secretaries Limited** 5th Floor Wing On Centre 111 Connaught Road Central Hong Kong
Principal bankers	**Bank of China (Hong Kong) Limited** **The Hongkong and Shanghai Banking Corporation Limited**

12. GENERAL

(a) The secretary of the Company is Ms. Wang Poey Foon, Angela, *LLB (Hons)*.

(b) The registered office of the Company is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda and its principal place of business is at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The registered office of Interventure Group is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The correspondence address of Interventure Group is Unit C, 26th Floor, CNT Tower, Hennessy Road, Wan Chai, Hong Kong. The directors of Interventure Group are Mr Siemens, Mr Hicks and Mr Saran. The correspondence address of Mr Siemens, Mr Saran and Mr Hicks is Unit C, 26th Floor, CNT Tower, 338 Hennessy Road, Wan Chai, Hong Kong.

(d) The registered office of Quam Securities Company Limited is 3308 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong. The directors of Quam Securities Company Limited are Mr Lam Kin Hing, Kenneth, Chan Wai Kay, Katherine, Ho Yui Kwong, Kenny and Quam Corporate Services Limited. The correspondence address of the directors of Quam Securities Company Limited is 3308 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.

(e) The registered office of Deloitte and Touche Corporate Finance Limited is 21/F, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(f) The registered office of Quam Capital Limited is 3308 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.

(g) The English text of this circular shall prevail over the Chinese text.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Company's principal office in Hong Kong at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong during normal business hours from 7th November, 2001 to 23rd November, 2001 and including the conclusion of the Special General Meeting:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the two years ended 31st December, 1999 and 2000;

(c) the interim financial statements of the Company for the six months ended 30th June, 2001;

(d) the letter of advice from Pacific Challenge, the text of which is set out on pages 26 to 49 of this circular;

(e) the material contracts referred to in the section headed "Material Contracts" of this appendix;

(f) the circular of the Company relating to the adoption of rules and procedures for employee share option schemes for subsidiaries dated 6th April, 2001; and

(g) the consents referred to in the Section headed "Consents" of this appendix.

NOTICE OF SPECIAL GENERAL MEETING

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of e-Kong Group Limited (the "Company") will be held at Jade Ballroom, 3rd Floor, Furama Hotel, 1 Connaught Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$348,929,402.00 to HK$408,929,402.00 by the creation of an additional 3,000,000,000 ordinary shares of HK$0.02 each such that the authorized share capital of the Company shall consist of 6,000,000,000 ordinary shares of HK$0.02 each and 288,929,402 preference shares of HK$1.00 each, such new ordinary shares to rank pari passu in all respects with the existing ordinary shares of HK$0.02 each in the capital of the Company."

2. "**THAT** subject to the fulfillment of all the conditions in the section headed "Conditions of the Rights Issue" of the circular of the Company dated 7th November, 2001 of which this notice forms part ("Circular") despatched to the shareholders of the Company, a copy of which has been produced to the meeting marked "A" and signed for the purpose of identification by the Chairman of the meeting, the issue of not less than 3,139,294,672 ordinary shares and not more than 3,403,191,690 ordinary shares of HK$0.02 each in the share capital of the Company ("Shares"), or such greater number of Shares as may be issued by way of rights ("Rights Shares") if holders of the outstanding Share Options (as defined in the Circular) exercise the subscription rights attaching thereto on or before the Record Date (as defined in the Circular) on the terms and subject to the conditions of the Rights Issue (as defined in the Circular) be and is hereby approved and the directors of the Company ("Directors") be and are hereby authorized to allot and issue the Rights Shares pursuant to or in connection with the Rights Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing shareholders of the Company and, in particular, the Directors be and are hereby authorized to make such exclusions or other arrangements in relation to the Overseas Shareholders (as defined in the Circular) as they deem necessary or expedient having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong and generally to do such things or make such arrangements as they may think fit to give effect to the Rights Issue."

3. "**THAT** subject to the passing of Ordinary Resolution numbered 2 as set out in the notice convening the special general meeting at which this Resolution is proposed, the waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers waiving any obligation on the part of the HSS Group (as defined and described in the Circular) and its parties acting in concert (including the Underwriter) to make a mandatory general offer for all the securities of the Company other than those already owned by or agreed to be acquired by the HSS Group and parties acting in concert with it in relation to the Rights Issue which would otherwise arise as a result of the allotment and issue of not less than 239,951,428 Rights Shares (plus any excess Rights Shares, if applicable) to the HSS Group and the parties acting in concert with it pursuant to the Rights Issue and the taking up of a maximum of 1,468,235,294 Rights Shares by Interventure Group a company controlled by Mr Siemens, Mr Saran and Mr Hicks pursuant to its sub-underwriting commitment, be and is hereby approved."

4. "**THAT** subject to the passing of Ordinary Resolutions numbered 2 and 3 as set out in the notice convening the special general meeting at which this Resolution is proposed, the HSS Group and its parties acting in concert with it be and are hereby authorized, pursuant to note 15 of Rule 26.1 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"), to acquire additional Shares during the 12-month period immediately following the Rights Issue in accordance with the requirements of Rule 26 of the Takeovers Code."

5. "**THAT**:

(a) subject to the following provisions of this Resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with additional ordinary shares of HK$0.02 each in the capital of the Company ("Shares") or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(b) the approval in sub-paragraph (a) of this Resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in this Resolution, otherwise than pursuant to:

(i) a rights issue;

(ii) an issue of shares as scrip dividends or similar arrangement providing for the allotment of Shares pursuant to the bye-laws of the Company from time to time; or

(iii) an issue of shares pursuant to the exercise of warrants or any other securities convertible into shares to subscribe for shares of the Company or under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to the exercise of warrants to subscribe for shares of the Company or under any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/ or any of its subsidiaries of shares or rights of the Company; the exercise or redemption of conversion rights attaching to the convertible preference shares of HK$1.00 each in the capital of the Company;

shall not exceed 20% of the greater of (i) the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution or (ii) the aggregate nominal amount of the issued share capital of the Company as enlarged by the Rights Shares (as defined in the circular, a copy of which has been produced to the meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification), and the said approval shall be limited accordingly;

(d) subject to the passing of sub-paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in sub-paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;

"rights issue" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company or any class thereof on the register of the members on a fixed record date in proportion to their holdings of such shares or any class thereof as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company or its shareholders)."

By Order of the Board of
e-Kong Group Limited
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 7th November, 2001

Principal place of business in Hong Kong:

Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. Any member entitled to attend and vote at the Special General Meeting (as defined in the Circular) is entitled to appoint a proxy to attend and vote instead of him/her at the Special General Meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified body of that power of attorney or authority must be lodged at the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy will not preclude any member from attending and voting in person should you so wish.

3. In case of joint registered holders of any shares, any one of such persons may vote at the Special General Meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the Special General Meeting personally or by proxy, that one of the said persons so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the Special General Meeting is enclosed herewith.

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之e-Kong Group Limited（「本公司」）股份全部售出或轉讓，應立即將本通函及隨附之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函乃寄予本公司股東及可換股優先股及購股權持有人（僅供參考）以提供有關本公司將在二零零一年十一月二十三日星期五舉行股東特別大會之資料。本通函並非一項呈請，亦不構成購買本公司股份或其他證券之邀請或呈請。

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

e-KONG
Convergence through Services

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

供股建議
按於記錄日期每持有一股現有股份及一股可換股優先股
可獲兩股供股股份之比例
以每股供股股份0.0425港元之價格
發行不少於3,139,294,672股每股面值0.02港元之供股股份
股款須於接納供股時繳足
清洗豁免及增購授權
建議增加法定股本
發行新股之一般授權

e-Kong Group Limited之聯席財務顧問

Deloitte & Touche Corporate Finance Ltd
德勤企業財務顧問有限公司

Quam — Caring for your wealth
嘉洛證券融資有限公司
Quam Capital Limited

獨立董事委員會之獨立財務顧問

PACIFIC CHALLENGE
太平洋興業融資有限公司

包銷商

Quam — Caring for your wealth
嘉洛證券有限公司
Quam Securities Company Limited

務請注意，有關供股（定義見下文）之包銷協議（定義見下文）有若干條文，授權包銷商（定義見下文）在寄發供股文件或最後接納日期後第二個營業日下午四時三十分前發生下列事項，可發出書面通知終止其責任：

(A) 包銷協議所載述之任何聲明及保證在任何主要方面於作出或視為作出之時為失實或不確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據現有事實及狀況而重新作出該等聲明或保證則在任何主要方面屬失實或不確；

(B) 本公司嚴重違反任何根據包銷協議須承擔之責任；

(C) 包銷商根據包銷協議所承擔責任之附帶條件未能達成或因任何理由極可能不能達成；或

(D) 國家或國際、金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意，而包銷商有理由認為導致或可能導致港元或美元資金供應或利率出現重大不利之波動。

除Siemens先生、Saran先生及Hicks先生已同意認購或促使他人認購之239,951,428股供股股份外，供股股份（為數不少於3,139,294,672股供股股份）已獲包銷商全數包銷。

若包銷商行使該項權利，包銷商根據包銷協議之責任將告終止，而供股將不會進行。

現有股份（定義見下文）將由二零零一年十一月十九日星期一起以除權方式買賣。供股股份（定義見下文）將於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩天）期間以未繳股款形式買賣。倘包銷商於接納供股股份及支付股款最後限期後第二個營業日下午四時三十分前任何時間終止包銷協議（見本通函第2頁「終止包銷協議」一節）或供股之條件（見本通函第9頁「供股之條件」一節）未能達成，則供股將不會進行。支付股款及接納供股股份之最後時間為二零零一年十二月十日星期一下午四時。

任何人士擬於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三期間買賣股份或未繳股款之供股股份，須承擔供股不會成為無條件及不予進行之風險。

投資者如有任何疑問，應諮詢彼等之專業顧問。

本公司謹訂於二零零一年十一月二十三日星期五上午十時正假座香港干諾道中一號富麗華酒店3樓翡翠廳舉行股東特別大會，召開股東特別大會通告載於本通函第95頁至第98頁。無論　閣下能否親自出席股東特別大會，務請盡快將代表委任表格按表格上所列之指示填妥及於股東特別大會舉行時間48小時前交回本公司於香港之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會並於會上投票。

載有太平洋興業融資有限公司提供予獨立董事委員會（定義見下文）之建議之函件載於本通函第26頁至第49頁。

二零零一年十一月七日

目　錄

	頁次
釋義	ii
供股概要	1
終止包銷協議	2
預期時間表	3
董事會函件	5
獨立董事委員會函件	24
太平洋興業函件	26
附錄一 － 本集團之財務資料	50
附錄二 － 一般資料	84
股東特別大會通告	95

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「該公佈」	指	本公司於二零零一年十月十日就供股、清洗豁免、增購授權及增加本公司之法定股本所發表之公佈
「聯繫人士」	指	上市規則所界定之涵義
「董事會」	指	董事會
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	e-Kong Group Limited，於百慕達註冊成立之有限公司，其股份在聯交所上市
「一致行動人士」	指	按收購守則所界定，與HSS集團一致行動人士（包括包銷商）
「可換股優先股」	指	本公司每股面值1.00港元之非上市可換股可贖回優先股，其持有人可按每股面值1.00港元之可換股優先股兌換一股股份之比例，將全部或部份可換股優先股兌換為股份，惟不得就任何決議案（有關本公司清盤、削減股本或修訂優先股所附特權之決議案除外）投票
「增購授權」	指	獨立股東根據收購守則第26.1條註釋15之授權
「董事」	指	本公司董事
「執行理事」	指	證監會企業財務科之執行理事及其授權代表

「Goldtron」	指	Goldtron Limited，於新加坡註冊成立之有限公司，其股份在新加坡證券交易所有限公司上市，為本公司之主要股東
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「HSS集團」	指	Siemens先生、Saran先生、Hicks先生及Interventure Group
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	由韋雅成先生及Matthew Brian Rosenberg先生組成之本公司獨立董事委員會，獲委任就供股、清洗豁免及增購授權向獨立股東提供意見
「獨立股東」	指	HSS集團、其聯繫人士及一致行動人士以外之所有股東
「Interventure Group」	指	Interventure Group Limited，於英屬處女群島新註冊成立之公司，由Siemens先生、Saran先生及Hicks先生分別實益擁有三分之一權益，為與Siemens先生、Saran先生及Hicks先生一致行動之人士
「最後接納日期」	指	二零零一年十二月十日星期一下午四時正，即有效接納暫定配發未繳股款供股股份之最後限期
「最後實際可行日期」	指	二零零一年十一月五日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Hicks先生」	指	Bruce Hicks先生，實益擁有8,835,714股股份，為與Siemens先生、Saran先生及Interventure Group一致行動之人士

「Saran先生」	指	Kuldeep Saran先生，實益擁有1,140,000股股份，為與Siemens先生、Hicks先生及Interventure Group一致行動之人士
「Siemens先生」	指	Richard John Siemens先生，本公司主席兼執行董事，及實益擁有110,000,000股股份及28,700,000份購股權（行使價為每股0.68港元），為與Saran 先生、Hicks先生及Interventure Group一致行動之人士
「海外股東」	指	於記錄日期名列本公司股東名冊或（如適用）可換股優先股持有人名冊之股東及可換股優先股持有人，而彼等於該日在本公司股東名冊或（如適用）可換股優先股持有人名冊登記地址位於香港以外地區
「太平洋興業」	指	太平洋興業融資有限公司，根據香港法例第333章證券條例註冊之投資顧問，已獲委任為獨立董事委員會有關供股、清洗豁免及增購授權之獨立財務顧問
「供股章程」	指	本公司就供股而將刊發之供股章程
「合資格股東」	指	於記錄日期名列本公司股東名冊或（如適用）可換股優先股持有人名冊之股東及可換股優先股持有人（海外股東除外）
「記錄日期」	指	二零零一年十一月二十三日星期五，即釐定供股配額之記錄日期

「供股」	指	根據記錄日期每持有一股現有股份或可換股優先股可獲發兩股供股股份之比例按每股供股股份0.0425港元之價格發行不少於3,139,294,672股供股股份之建議
「供股文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格
「供股股份」	指	根據供股發行之新股份
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證監會」	指	證券及期貨事務監察委員會
「股東」	指	股份持有人
「股份」	指	本公司每股面值0.02港元之普通股
「購股權」	指	本公司根據一九九九年十月二十五日通過之購股權計劃向本集團僱員授出之購股權，其持有人可按根據有關計劃按介乎0.25港元至2.30港元之行使價以現金認購新股份
「股東特別大會」	指	本公司將於二零零一年十一月二十三日星期五舉行之股東特別大會，以考慮供股、清洗豁免、增購授權、建議增加本公司之法定股本及發行股份之一般授權
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	有權於本公司任何股東大會上行使或控制行使10%或以上投票權之人士
「收購守則」	指	香港公司收購及合併守則
「交易日」	指	聯交所開放買賣之日期

「包銷商」	指	嘉洛證券有限公司，根據香港法例第333章證券條例註冊之證券交易商，為獨立第三者，與本公司及其附屬公司之董事、主要行政人員、主要股東及彼等各自之聯繫人士概無關連
「包銷協議」	指	本公司與包銷商於二零零一年十月四日就供股包銷及其他安排而訂立之協議(經修訂)
「美國」	指	美利堅合眾國
「清洗豁免」	指	根據收購守則第26條豁免指引附註1豁免根據收購守則第26條就供股作出強制性收購本公司證券(HSS集團及一致行動人士擁有或同意收購之本公司證券除外)之責任
「港元」	指	港元
「%」	指	百分比

供股概要

以下資料摘錄自本通函，並須與本通函全文一併閱讀：

將予發行之供股股份數目：	不少於3,139,294,672股供股股份，佔於本公司現已發行普通股股本總數約201.24%，而佔經供股擴大後之本公司已發行普通股股本約66.80%（假設截至記錄日期並無行使購股權），惟不多於3,345,791,690股供股股份（假設除Siemens先生所持之28,700,000份購股權外之131,948,509份購股權獲悉數行使）
供股之基準：	於記錄日期，每持有一股現有股份可獲配兩股供股股份，而每持有一股可換股優先股可獲配兩股供股股份
認購價：	每股供股股份0.0425港元，須於接納時繳足
享有權之基準：	合資格股東將獲暫定配發供股股份
超額申購之權利：	合資格股東將有權申購超逾其獲暫定配發之供股股份
供股所籌集之款項：	扣除開支前不少於約133,000,000港元，在扣除估計費用5,000,000港元後約128,000,000港元

謹請留意，包銷協議載有若干條文，授權包銷商在發生若干事項之情況下，可發出書面通知終止根據包銷協議須承擔之責任。

倘若在寄發供股文件或最後接納日期後第二個營業日下午四時三十分之前發生下列事項，包銷商可終止其根據包銷協議之承諾：

(A) 包銷協議所載述之任何聲明及保證在任何主要方面於作出或視為作出之時為失實或不確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據現有事實及狀況而重新作出該等聲明或保證則在任何主要方面屬失實或不確；

(B) 本公司嚴重違反任何根據包銷協議須承擔之責任；

(C) 包銷商根據包銷協議所承擔責任之附帶條件未能達成或因任何理由極可能不能達成；或

(D) 國家或國際、金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意，而包銷商有理由認為導致或可能導致港元或美元資金供應或利率出現重大不利之波動。

現有股份將由二零零一年十一月十九日星期一起按除權方式買賣。供股股份將由二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩日）期間以未繳股款形式買賣。倘於二零零一年十二月十二日星期三下午四時三十分前包銷商終止包銷協議，或供股之條件未能達成，則供股將不予進行。

任何擬由現時起至該等所有條件獲達成之日（預期於二零零一年十二月十二日星期三完成）買賣股份，及擬於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩日）買賣未繳股款供股股份之人士須承擔供股可能不會成為無條件或不予進行之風險。

投資者可能擬於此等期間取得就買賣股份或未繳股款供股股份之專業意見。

預期時間表

	二零零一年
以未除權方式買賣股份之最後日期	十一月十六日星期五
以除權方式買賣股份之首日	十一月十九日星期一
為符合供股資格而遞交股份過戶文件之最後限期	十一月二十日星期二下午四時正
暫停辦理股東及可換股優先股持有人登記	由十一月二十一日星期三至十一月二十三日星期五
送達股東特別大會代表委任表格之最後限期	十一月二十一日星期三上午十時正
股東特別大會	十一月二十三日星期五上午十時正
記錄日期	十一月二十三日星期五
寄發供股文件	十一月二十三日星期五
於報章公佈股東特別大會之結果	十一月二十六日星期一
買賣未繳股款供股股份之首日	十一月二十七日星期二
分拆未繳股款供股股份之最後限期	十一月三十日星期五下午四時正
買賣未繳股款供股股份之最後日期	十二月五日星期三
接納供股股份及支付股款及申請額外供股股份之最後限期	十二月十日星期一下午四時正
終止包銷協議之最後限期	十二月十二日星期三下午四時三十分
預期供股成為無條件之日期	十二月十二日星期三下午四時三十分
在報章公佈供股之結果及Interventure Group及／或包銷商認購之供股股份數目(如有)	十二月十四日星期五或之前

預期時間表

寄發全部或部份未獲接納之額外供股股份申請之退款支票	十二月十四日星期五或之前
預期寄發繳足股款供股股份之股票	十二月十四日星期五或之前
預期在聯交所開始買賣繳足股款供股股份之日期	十二月十八日星期二上午十時正

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

執行董事：
Richard John Siemens先生
Derrick Francis Bulawa先生
林祥貴先生

非執行董事：
張清來先生

獨立非執行董事：
韋雅成先生
Matthew Brian Rosenberg先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
2101-3室

敬啟者：

供股建議
按記錄日期每持有一股現有股份及一股可換股優先股
可獲兩股供股股份之比例
以每股供股股份0.0425港元之價格
發行不少於3,139,294,672股每股面值0.02港元之供股股份
股款須於接納供股時繳足

清洗豁免及增購授權

建議增加法定股本

發行新股之一般授權

緒言

於二零零一年十月十日，董事會宣佈本公司建議以供股方式，以每股供股股份0.0425港元之價格發行不少於3,139,294,672股供股股份，集資約133,000,000港元(未扣除開支)。本公司將以未繳股款形式按每持一股可獲發兩股之比例，向每位於記錄日期持有現有股份及可換股優先股之合資格股東暫定配發供股股份。

本通函旨在向 閣下提供有關(其中包括)供股、清洗豁免、增購授權及增加本公司之法定股本之進一步資料、獨立董事委員會推薦意見以及太平洋興業就供股、清洗豁免及增購授權之建議及召開有關股東特別大會通告。

供股建議

發行之統計數字

供股基準:	於記錄日期每持一股現有股份可獲兩股供股股份,而每持一股可換股優先股可獲兩股供股股份
已發行股份及可換股優先股數目:	於最後實際可行日期1,559,967,336股股份及9,680,000股可換股優先股
供股股份數目:	不少於3,139,294,672股股份,佔於本公司現已發行股份總數約201.24%,而佔經供股擴大後之本公司已發行股份約66.80%(假設截至記錄日期並無行使購股權)

根據供股而可能發行之供股股份數目可按記錄日期或之前發行及配發之任何額外股份(包括購股權持有人行使購股權所附認購權利而發行及配發之股份)之比例增加。於最後實際可行日期有131,948,509份未行使之購股權。倘若在記錄日期或之前全數行使該等購股權所附有之認購權利而發行與配發股份,則已發行股份之數目將增至1,691,915,845股,而根據供股可發行之供股股份數目將增至3,403,191,690股。

根據本公司公司細則,股份之持有人獲邀供股,本公司將向可換股優先股持有人作出類似邀請,如彼等之換股權於記錄日期已為可行使並已悉數獲行使一樣,故此,可換股優先股持有人可按每持有一股可換股優先股獲得兩股供股股份而不論有否兑換可換股優先股。因此,將會就現已發行之9,680,000股可換股優先股暫定配發19,360,000股供股股份(不論上述可換股優先股實際有否兑換)。

除9,680,000股可換股優先股及131,948,509份購股權外，並無其他可兑換而尚未行使之證券或文據。本公司預計可透過供股籌集約133,000,000港元（未扣除費用）。

合資格股東及海外股東

本公司將只會向合資格股東發出供股章程、暫定配額通知書及額外供股股份申請表格。能合資格參與供股，股東或可換股優先股持有人必須：

(i) 於記錄日期辦公時間結束時已登記為本公司股東或可換股優先股持有人；及

(ii) 於記錄日期在本公司股東名冊或可換股優先股持有人名冊登記之地址在香港境內。

供股文件不會根據香港及百慕達以外任何司法權區之適用證券法例登記或存檔，而海外股東將不會獲得供股股份之暫定配額。本公司將向海外股東寄發供股章程僅供參考，但本公司不會向海外股東寄發任何暫定配額通知書及額外供股股份申請表格。

本公司將會作出安排，當未繳股款供股股份開始買賣後，在獲得溢價（已扣除費用）之情況下，將海外股東原可獲得暫定配發之供股股份以未繳股款之方式在市場出售。出售所得不少於100港元之款項（已扣除費用），將盡快以港元支付予海外股東。個別數額少於100港元者則不會支付，撥歸本公司所有。

為於記錄日期辦公時間結束時成為登記股東，各股東須於二零零一年十一月二十日星期二下午四時前，將股份過戶文件連同有關股票，送交本公司之香港股份過戶分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓。

有意參與供股之購股權持有人須於二零零一年十一月二十日星期二下午四時或之前根據有關條款行使購股權所附之權利，以便在記錄日期或之前成為股份之登記持有人。

暫停辦理股東及可換股優先股持有人登記

本公司將於二零零一年十一月二十一日星期三至二零零一年十一月二十三日星期五（包括首尾兩日）暫停辦理股東及可換股優先股持有人登記手續，期間不會辦理轉讓股份及可換股優先股之登記。

供股股份之認購價

每股供股股份0.0425港元，合資格股東須於接納有關供股股份之暫定配額或申請額外供股股份時繳足，而未繳股款供股股份持有人當認購供股股份時亦須繳足。

- 認購價較(i)二零零一年九月二十五日（即緊接股份在二零零一年九月二十六日暫停買賣前最後一個交易日）在聯交所所報之股份收市價每股0.072港元折讓約40.97%；及(ii)較根據該收市價每股0.072港元計算之理論除權價每股0.0523港元折讓約18.73%；及(iii)較緊接股份於二零零一年九月二十六日暫停買賣前十個交易日之平均收市價每股約0.081港元折讓約47.53%。

- 認購價亦較(i)最後實際可行日期在聯交所所報之股份收市價每股0.050港元折讓約15.00%；及(ii)較根據該收市價每股0.050港元計算之理論除權價每股0.045港元折讓約5.56%；及(iii)較緊接股份於最後實際可行日期前十個交易日之平均收市價每股0.0507港元折讓約16.17%。

認購價由本公司與包銷商經公平磋商釐定。董事認為認購價公平合理，且符合本公司與股東之整體利益。

供股股份之地位

供股股份在配發、發行及繳足股款後，在各方面將與當時已發行之股份享有同等權益，而該等供股股份之持有人將可收取供股股份發行日期後所宣派、作出或派付之所有未來股息及分派。

供股股份之股票

倘若達成供股之條件，則已繳足股款之供股股份股票預期可於二零零一年十二月十四日星期五或之前寄發予接納（及倘適合，已申請）及已繳付供股股份之人士，郵誤風險由彼等承擔。

供股之條件

供股須待（其中包括）以下條件達成後始作實：

(i) 本公司向股東及可換股優先股持有人寄發有關供股之通函；

(ii) 股東在股東特別大會通過普通決議案，批准增加3,000,000,000股股份，將本公司法定股本由348,929,402.00港元增至408,929,402.00港元；

(iii) 獨立股東在股東特別大會通過普通決議案以批准供股；

(iv) 執行理事給予HSS集團及一致行動人士豁免，HSS集團及一致行動人士，毋須就供股根據收購守則第26條就彼等並未擁有或同意將由彼等認購之本公司證券作出全面收購建議及獨立股東於股東特別大會以投票表決方式批准清洗豁免；

(v) 聯交所上市科授出（須視乎配發而定）且並未撤回供股股份以未繳股款及繳足股款之方式上市及買賣；

(vi) 百慕達金融管理局同意（如適用）增加本公司法定股本及按有關條款發行並容許自由轉讓供股股份；及

(vii) 供股文件在香港公司註冊處登記，並向百慕達公司註冊處提交供股文件存案。

由於供股建議須待上述條件達成後始能作實，故可能會或不會進行。根據包銷協議之條款，本公司及／或包銷商不得豁免上述供股之條件。

倘若供股之條件未能於二零零一年十一月二十三日星期五刊發供股文件之日期左右(或包銷商自行決定之較後日期,但不遲於二零零一年十二月十七日星期一下午五時正)達成,則包銷商及本公司均不會就包銷協議擁有任何權利或承擔任何責任,而根據供股接納供股之配額之責任及供股亦將告失效。

包銷安排

Siemens先生、Saran先生及Hicks先生之承諾

於最後實際可行日期,Siemens先生所控制若干公司實益擁有110,000,000股股份,佔本公司已發行股本約7.05%。Siemens先生已作出不可撤回之承諾,在二零零一年十月四日之承諾日至記錄日期,該等公司實益擁有之股份將繼續以該等公司名字登記,在未經執行理事書面同意前不得買賣或以其他方式處置股份,而Siemens先生將自行或促使他人接納持有該等股份之公司因供股而可獲暫定配售之供股股份配額。Saran先生及Hicks先生亦已就彼等各自直接或透過所控制之公司實益擁有之1,140,000股及8,835,714股股份(分別佔本公司已發行股份股本0.073%及0.57%)作出相同之承諾。於最後實際可行日期,包銷商並無於本公司持有任何股權。現時持有本公司約12.61%權益之唯一主要股東Goldtron仍未決定是否接納供股之配額。

除Siemens先生、Saran先生及Hicks先生已同意自行或促使他人認購之239,951,428股供股股份外,不少於3,139,294,672股供股股份已獲包銷商全數包銷。倘若131,948,509份尚未行使而合資格行使以認購131,948,509股股份之購股權獲全數行使,而有關股份在記錄日期或之前發行,則包銷商根據包銷協議所包銷之供股股份數目將為3,163,240,262股。

分包銷

Interventure Group乃為分包銷供股股份而成立之公司,已同意分包銷不超過1,468,235,294股供股股份,佔已獲包銷之2,899,343,244股供股股份約50.64%。Interventure Group可獲包銷商支付相等於所分包銷數額2.0%之分包銷佣金。Interventure Group之分包銷責任須待包銷協議項下包銷商之責任成為無條件及並無根據協議之條款予以終止,方可作實。然而,倘於最後接納日期,所有或任何已獲包

銷商包銷之供股股份未獲認購，則包銷商可按其絕對酌情權要求Interventure Group或其代名人認購包銷商認為不足之部份，最多為上述之1,468,235,294股供股股份。

包銷協議

日期：	二零零一年十月四日
包銷商：	嘉洛證券有限公司
所包銷供股股份數目：	不少於2,899,343,244股但不多於3,163,240,262股
佣金：	包銷商所包銷供股股份總發行價3.5%（除因記錄日期或之前行使購股權所附認購權利而發行之股份毋須支付佣金，除非已實際行使上述權利）

終止包銷協議

謹請留意，包銷協議載有若干條文，授權包銷商在發生若干事項之情況下，可發出書面通知終止根據包銷協議須承擔之責任。

倘若在寄發供股文件或最後接納日期後第二個營業日下午四時三十分之前發生下列事項，包銷商可終止其根據包銷協議之承諾：

(A) 包銷協議所載述之任何聲明及保證在任何主要方面於作出或視為作出之時為失實或不確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據現有事實及狀況而重新作出該等聲明或保證則在任何主要方面屬失實或不確；

(B) 本公司嚴重違反任何根據包銷協議須承擔之責任；

(C) 包銷商根據包銷協議所承擔責任之附帶條件未能達成或因任何理由極可能不能達成；或

(D) 國家或國際、金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意，而包銷商有理由認為導致或可能導致港元或美元資金供應或利率出現重大不利之波動。

買賣股份及未繳股款供股股份風險之警告

現有股份將由二零零一年十一月十九日星期一起按除權方式買賣。供股股份將於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩日）期間以未繳股款形式買賣。倘於二零零一年十二月十二日星期三下午四時三十分前包銷商終止包銷協議，或供股之條件未能達成，則供股將不予進行。

任何擬由現時起至該等所有條件獲達成之日（預期於二零零一年十二月十二日星期三完成）買賣股份，及擬於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩日）買賣未繳股款供股股份之人士須承擔供股可能不會成為無條件或不予進行之風險。

投資者可能擬於此等期間取得就買賣股份或未繳股款供股股份之專業意見。

供股之理由及所得款項用途

本集團專注提供結合先進技術之匯聚服務，致力為環球性行業提供整體營運解決方案的發展和服務，其中包括電訊（國際長途電話）、企業旅遊及活動管理，以及保險等。本集團旗下的環球業務，是將創新的概念及技術，與傳統的服務價值相結合，匯聚於一個綜合性的服務平台。透過為服務供應商提供銷售、客戶服務、交付、發單以至結賬等流程服務，使消費者可在現今競爭高度劇烈的市場中享有更多的選擇、價值和方便。

本公司之全資附屬公司ZONE Group Inc.（「ZONE」）現時在美國、香港及新加坡經營業務，董事認為此乃本集團之長期投資項目。其他長期投資業務包括本集團其他服務業務、EventClicks（企業活動管理服務）及Speedinsure（保險服務）。誠如本

公司截至二零零一年六月三十日止六個月之中期報告所述，此三類業務佔營業額之百分比分別約為83%、15%及1%。誠如本通函太平洋興業函件所詳述，本集團亦持有其他上市及非上市科技、媒體及互聯網公司之少數權益作長期投資。本集團之會計政策為於反映該等投資時乃按原值減去減值撥備及未兑現虧損（董事認為屬非臨時性質）列賬。

誠如本公司二零零一年中期業績所述，ZONE已於二零零一年六月展開美國之業務，預期ZONE香港業務在二零零一年第四季開始取得未計利息、税項、折舊及攤銷之盈利，而ZONE新加坡業務之收入在當地困難之經營環境下仍不斷上升。本公司未來十二個月之首要目標在於為所有服務性業務爭取正流動現金收益。

為使本集團繼續實行業務發展策略及迅速把握業務商機，董事認為應增強本公司之資本基礎及鞏固本集團之財政狀況。假設於記錄日期前並無行使任何尚未行使之購股權，則供股於完成時將即時為本公司集資約128,000,000港元（已扣除預計之開支5,000,000港元）。董事預期供股所得款項淨額至少75%將用作ZONE之一般營運資金用途，餘額將用作本集團一般營運資金之用途。董事預期供股所籌得之所得款項淨額連同本集團之內部資源及可動用之銀行及其他借貸融資將為其至少未來十二個月之需要提供足夠之營運資金。

供股一方面有助鞏固本集團之財政狀況，同時亦可讓合資格股東維持彼等各自所持之本公司股權比例。董事認為，以供股方式集資符合本公司及股東之整體利益。

本集團之未來計劃及前景

本集團已確立一個可靠及規模具彈性之業務模式，業務模式利用科技並重定提供服務之方式。各營運公司已渡過其成立期、採納其技術、開始營運及設立其分銷網絡。本集團在擴大其於三個獲挑選之行業之市場佔有率上處於有利位置，三個行業包括電訊（國際長途電話）、企業旅遊及活動管理及保險。本集團透過其創新之業務概念，將目標定為在較短之時間內及不會投放大量資金之情況下，將其業務擴展。

預期ZONE之電訊業務將為本集團之營業額帶來大幅增長，尤以於美國之業務為然。美國為世界上最大之國際長途電話(IDD)及國內長途電話(DLD)市場，商業及家用市場均對具成本效益及有效率之電訊服務供應商（可提供選擇、方便、具質素及價格優惠之服務）之需求甚為殷切，故帶來無限商機。

ZONE現時在美國、香港及新加坡均有業務。本集團致力在此等地區擴展業務之同時，其業務模式可容易於其他已開放而競爭激烈的電訊環境之國家獲採用。在適當商機出現時，本集團將擴展其業務至該等國家。ZONE之技術在多個國家正申請專利，包括美國、日本及澳洲，其業務模式獨特，尚無競爭對手以該業務模式加入市場。

本集團計劃一方面分配大部分資源至ZONE業務，尤其把握美國之增長商機獲取溢利，另一方面本集團將繼續投資發展其他兩項業務（即Speedinsure及EventClicks），該兩項業務之服務對象為保險業及商旅業，該兩個行業與電訊業同樣為最具增長潛力之行業，其可透過使用本集團之業務方法及技術而達致營運效率。

董事有信心創新之業務概念、合適之技術水平，以及執行業務計劃之方法及速度將讓本集團在提供目標服務方面改善成本效益，並在爭取更大市場佔有率方面盡享其首位提倡者之優勢。

HSS集團之未來意向

HSS集團擬於供股後繼續本集團之業務。HSS集團目前無意就本集團之業務引入任何重大變動，包括重新分配本集團之固定資產。其亦不會對本公司及其附屬公司之現任員工作出任何重大變動。

由二零零一年十月十九日起生效之收購守則之強制要約條文之修訂

在該公佈日期後，證監會宣佈修訂由二零零一年十月十九日生效之收購守則之強制要約條文，其中包括：

- 因持股量而作出全面收購之觸發點由35%降至30%；及
- 自由增購率由任何12個月內之5%降至2%。

根據已修訂之收購守則，HSS集團及一致行動人士須受30%觸發點而作出全面收購所規限及自由增購率規例將適用於彼等於本公司之持股量可能增加。彼等之持股量可能增加可能由於：

(i) HSS集團根據作為股東認購額外供股股份之申請認購供股股份；及／或

(ii) HSS集團及一致行動人士根據彼等有關供股之承諾、分包銷承擔或包銷協議（視情況而定）而需認購供股股份。

股權結構變動及清洗豁免

於供股完成時，HSS集團及一致行動人士之股權須視下列各項而定：

- 股東（不包括HSS集團）認購供股股份之程度；
- 股東（不包括HSS集團）會否申請認購額外供股股份，及將可能發行予彼等之任何額外供股股份之數目；
- HSS集團會否申請認購額外供股股份，及將可能發行予其之任何額外供股股份之數目；及
- 若供股股份未獲悉數認購，包銷商能否根據包銷協議完成配售供股股份。

於最後實際可行日期，HSS集團並未表明其是否有意申請認購額外供股股份。

本公司於最後實際可行日期之股權架構及在不同情況下完成供股後之預計最終股權架構載列如下：

	於最後實際可行日期之股權架構		情況一		情況二	
Siemens先生	110,000,000	7.05%	330,000,000	6.58%	330,000,000	7.02%
Saran先生	1,140,000	0.07%	3,420,000	0.07%	3,420,000	0.07%
Hicks先生	8,835,714	0.57%	26,507,142	0.53%	26,507,142	0.56%
Interventure Group	0	0.00%	1,145,679,118	22.82%	1,468,235,294	31.24%
包銷商	0	0.00%	0 附註(2)	0.00%	1,431,107,950	30.47%
	119,975,714	7.69%	1,505,606,260	30.00%	3,259,270,386	69.36%
Goldtron	196,717,140	12.61%	196,717,140	3.92%	196,717,140	4.19%
其他公眾人士	1,243,174,482	79.69%	3,203,335,626	63.84%	1,243,174,482	26.45%
可換股優先股持有人	0	0.00%	9,680,000	0.19%	0	0.00%
購股權持有人	0	0.00%	54,430,000	1.08%	0	0.00%
其他董事(附註1)	100,000	0.01%	48,918,509	0.97%	100,000	0.00%
合計	1,559,967,336	100.00%	5,018,687,535	100.00%	4,699,262,008	100.00%

附註：

1. 不包括Siemens先生在內之董事。

2. 包銷商並無根據包銷協議認購任何供股股份。

情況一

股東(不包括HSS集團)按此或以上標準認購供股事項，則根據收購守則第26條，HSS集團及一致行動人士將持有公司供股後不少於30%投票權。因此，HSS集團及其一致行動人士通常須根據收購守則第26條就該等並非由彼等已擁有或就供股同意由彼等收購之公司證券提出全面收購建議。

該認購標準將為由股東（不包括HSS集團）認購約1,960,161,144股供股股份，約相當於供股股份總數3,345,791,690股之58.59%，所採用之假設如下：

- 可換股優先股獲悉數轉換；
- 購股權（不包括由Siemens先生所持有之購股權）獲悉數行使；
- Goldtron、可換股優先股持有人、購股權持有人及其他董事並無承擔彼等之供股股份配額合共619,491,298股；
- HSS集團全數承擔其供股股份之配額；
- HSS集團並未申請任何額外供股股份；
- 於其他公眾股東之供股股份配額2,486,348,964股中，彼等承擔1,960,161,144股供股股份（其餘526,187,820股供股股份由Interventure Group根據分包銷承諾承擔）；
- 根據包銷協議，包銷商毋須承擔任何供股股份；及
- Interventure Group須根據其分包銷承擔認購未獲認購之1,145,679,118股供股股份。

情況二

此情況表明HSS集團及一致行動人士於供股完成時所持有之本公司股權之可能最大總數，約佔本公司經擴大後已發行股本之69.36%，所採用之假設如下：

- 並無可換股優先股獲轉換；
- 並無購股權獲行使；
- HSS集團全數承擔其供股股份之配額；
- HSS集團並未申請任何額外供股股份；
- Interventure Group須全數完成其分包銷承擔；
- 包銷商須根據包銷協議全數完成其承擔；及

- 包銷商將不會配售其根據包銷協議可能收購之供股股份。

根據收購守則第26條豁免註釋1，HSS集團及一致行動人士已向執行理事申請清洗豁免。執行理事已表明待股東（除HSS集團、其聯繫人士及一致行動人士外）於股東特別大會上投票表決通過後，執行理事將批出清洗豁免之同意書。

倘執行理事批出清洗豁免之條件並未達成，HSS集團及一致行動人士無意根據收購守則第26條就並未由彼等已擁有或就供股同意由彼等收購之本公司證券提出全面收購建議。

HSS集團及一致行動人士於二零零一年四月十日（即緊接該公佈日期前六個月之日）起至最後實際可行日期止之期間內概無收購任何本公司之投票權。

增購授權

應Siemens先生、Saran先生及Hicks先生之要求，將根據收購守則第26條，尋求獨立股東另以投票表決方式批出授權。增購授權並非供股之一項先決條件。

倘未獲授增購授權，則根據收購守則第26.1條註釋15，HSS集團及一致行動人士將於緊隨供股完成後十二個月內被禁止購入額外股份（購入及╱或出售下文(i)及(ii)所述之2%範圍內之股份除外）。倘在供股完成後，HSS集團及一致行動人士持有：

(i) 不少於30%但不多於32%之本公司投票權，則HSS集團及一致行動人士將被視為持有30%之最低持股百分比，並可任意購入及出售高於30%持股量之上2%範圍內之投票權。

(ii) 超過32%但不多於52%之本公司投票權，則HSS集團及一致行動人士之最低持股百分比將被視為低於彼等於緊隨供股完成後所持有股份百分比之2%，並將可任意出售及隨後購入於該2%範圍內之本公司投票權。

倘獲授增購授權，則HSS集團及一致行動人士將毋須根據上文所述，於供股完成後十二個月內被禁止購入額外股份（惟仍須受收購守則之規定限制）。

倘HSS集團及一致行動人士於供股完成時持有本公司少於30%之股權，彼等隨後收購任何額外股份或投票權以致彼等合共所持有股份佔本公司投票權之30%或以上，將觸發提出全面收購建議之責任。

倘供股完成時，HSS集團及一致行動人士持有超過本公司已發行股本之52%，根據收購守則，在獲授或並未獲授予增購授權之情況下，HSS集團及一致行動人士將獲准增加彼等於本公司之持股量，而毋須根據收購守則第26條負上須作出全面收購建議之其他任何責任。

接納或轉讓手續

待供股於股東特別大會上獲批准後，將向合資格股東寄發暫定配額通知書，以供彼等認購供股股份。倘　閣下擬行使是項權利認購供股股份，則須於二零零一年十二月十日星期一下午四時正前按照暫定配額通知書所印備之指示，將該通知書連同於接納時繳付之全數股款送交本公司之香港股份過戶登記分處秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓）。所有股款均須以港元繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited － Rights Issue Account」，並以「只准入抬頭人賬戶」劃線方式開出。

謹請注意，除非暫定配額通知書連同適當之股款已於二零零一年十二月十日星期一下午四時正前由原有配發人或獲有效轉讓權利之任何人士送交秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓），否則有關暫定配額及一切有關權利將視作已被放棄及予以註銷。

閣下如欲只接納　閣下部份暫定配額或欲放棄　閣下全部或部份暫定配額，暫定配額通知書內將載有就此需進行之手續之詳情。

閣下如欲只接納　閣下部份暫定配額，或將部份　閣下根據供股獲暫定配發之供股股份認購權轉讓，或將認購權轉讓予超過一位人士，則須於二零零一年十一月三十日星期五下午四時正前，將暫定配額通知書整份送交秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓）。秘書商業服務有限公司將會取消原有之暫定配額通知書，並按所要求之股份配額發出新暫定配額通知書。

供股文件並未遵照香港及百慕達以外任何司法權區之證券或同等法例進行登記或存案。因此，任何居於香港以外地區之人士如欲申請認購供股股份，則有責任自行了解遵守所有有關地區之法律及規例（包括取得任何政府或其他方面之同意）之情況以及就此繳納該地區須繳納之任何税項。本公司概不接納任何地址或就作為該等供股股份持有人將予註冊之地址為香港以外任何地區之人士就供股股份而提出之申請。本公司保留權利，在認為會違反任何司法權區所適用之證券或其他法例或規例之情況下，拒絕接納任何供股股份之申請。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之任何利息將歸本公司所有。隨附有關支票於首次過戶時未能兑現之任何暫定配額通知書均可遭拒絕受理。在此情況下，有關暫定配額及一切有關權利將被視作已被放棄而予以註銷。

倘包銷商行使權利終止其根據包銷協議之責任，則接納供股股份所收取之股款將會於二零零一年十二月十四日星期五或前後，以平郵方式將退款支票不計利息退還予合資格股東及獲有效轉讓未繳股款供股股份之其他人士，惟郵誤風險概由有關合資格股東或該等人士承擔。

申請額外供股股份

合資格股東將有權申請海外股東任何未出售之配額，及任何已暫定配發但未獲合資格股東接納之供股股份。申請時須填寫額外供股股份申請表格，連同有關所申請額外供股股份之股款之獨立支票一併遞交。

閣下如擬申請認購　閣下根據供股獲暫定配發以外之任何供股股份，則須按額外供股股份申請表（該表格將於供股於股東特別大會上獲通過後寄發予合資格股東）填妥並簽署該表格，連同有關申請認購額外供股股份應付款項而另行發出之支票，於二零零一年十二月十日星期一下午四時正前送交秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓）。所有股款均須以港元繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited － Excess Application Account」，並以「只准入抬頭人賬戶」劃線方式開出。

秘書商業服務有限公司將知會　閣下所獲配發之任何額外供股股份，而供股股份將以董事會酌情決定之公平合理原則分配。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之全部利息將歸本公司所有。隨附有關支票於首次過戶時未能兑現之額外供股股份申請表格均可遭拒絕受理。

倘包銷商行使權利終止其根據包銷協議之責任，則接納額外供股股份所收取之股款將會於二零零一年十二月十四日星期五或之前，以平郵方式將退款支票不計利息退還予合資格股東，惟郵誤風險概由有關合資格股東承擔。

倘合資格股東未獲分配任何額外供股股份，則預期申請認購時所繳付之款項將於二零零一年十二月十四日星期五或之前，全數以退款支票寄還予彼等。倘配發予合資格股東之額外供股股份數目少於所申請認購之數目，則預期認購款項之餘額將於二零零一年十二月十四日星期五或之前，全數以退款支票寄還予合資格股東。

額外供股股份申請表格僅供獲寄發該表格之合資格股東使用，不得轉讓。所有文件（包括應繳款項之支票）將以平郵方式寄往彼等之登記地址，惟郵誤風險概由應得人士承擔。

申請上市及買賣

本公司已向聯交所上市委員會申請批准供股股份（以未繳股款及繳足股款形式）上市及買賣。預期未繳股款供股股份將由二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩日）期間買賣。

待供股股份（以未繳股款及繳足股款形式）獲聯交所批准上市及買賣及符合香港結算之股份收納規定後，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之供股股份於聯交所開始買賣之日或香港結算決定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

本公司將作出一切所需安排，確保未繳股款及繳足股款之供股股份可加入中央結算系統。

就於聯交所進行買賣而言，未繳股款及繳足股款之供股股份每手買賣單位將為4,000股股份，與現時於聯交所買賣之股份之每手買賣單位相同。買賣未繳股款及繳足股款供股股份須繳付香港印花稅。

調整購股權之認購價

根據本公司於一九九九年十月二十五日所通過購股權計劃之條款，供股將引致尚未行使購股權之認購價及／或所涉及股份之數目或面值作出調整。本公司將會另行發出公佈，通知全體購股權持有人有關上述調整之詳情。

增加法定股本建議

本公司之法定股本為348,929,402港元，分為3,000,000,000股股份及288,929,402股可換股優先股。於最後實際可行日期，已發行股份合共1,559,967,336股。為使本公司可發行供股股份，建議將本公司之法定股本增至408,929,402港元，分為6,000,000,000股股份及288,929,402股可換股優先股。增加股本將以獨立決議案方式提出，並非取決於供股是否獲得批准。

發行股份之一般授權

在股東特別大會上將提呈一項決議案，以批准授出一項無條件一般授權（「授權」），授權董事配發、發行及處置額外股份及其他本公司證券，相等於本公司經發行供股股份後擴大之已發行股本最多20%。

股東特別大會

本公司謹訂於二零零一年十一月二十三日星期五假座香港干諾道中一號富麗華酒店三樓翡翠廳舉行股東特別大會，召開股東特別大會之通告載於本通函第95頁至第98頁。股東特別大會上將向獨立股東提呈普通決議案，以考慮並酌情通過（以投票表決方式）增加本公司法定股本、授權及供股、清洗豁免及增購授權。

HSS集團、其聯繫人士及一致行動人士將不會就於股東特別大會通告上所載第2項至第4項有關批准供股、清洗豁免及增購授權之決議案投票。

隨函附奉供於股東特別大會上使用之代表委任表格。無論　閣下能否親身出席股東特別大會，務請儘快將代表委任表格按表格上所列之指示填妥及於股東特別大會舉行時間48小時前交回本公司於香港之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。　閣下填妥及交回代表委任表格後，仍可親身出席股東特別大會並於會上投票。

推薦建議

敬請　閣下參閱載於本通函第24頁至第25頁之獨立董事委員會函件。該函件載有獨立董事委員會就獨立股東於股東特別大會就供股、清洗豁免及增購授權投票之推薦意見。

此外，亦敬請　閣下留意載於本通函之太平洋興業函件，當中載有太平洋興業就供股、清洗豁免及增購授權而向獨立董事委員會提供之意見及作出有關意見之主要考慮因素及理由。太平洋興業函件全文載於本通函第26頁至第49頁。

獨立董事委員會已考慮供股、清洗豁免及增購授權之條款及太平洋興業提供之意見，並建議獨立股東投票贊成於股東特別大會上提呈以批准有關供股及清洗豁免之普通決議案，以及不投票贊成有關增購授權之普通決議案。

董事認為將提呈以批准增加法定股本及授出授權之普通決議案乃符合本公司利益。因此，董事建議股東投票贊成將於股東特別大會上提呈之第1項及第5項普通決議案。

其他資料

敬請　閣下留意本通函各附錄所載之其他資料。

此　致

列位股東及可換股優先股持有人　台照
及購股權持有人　參照

代表董事會
e-Kong Group Limited
董事
Derrick Francis Bulawa
謹啟

二零零一年十一月七日

e-KONG
Convergence through Services
e-Kong Group Limited
（於百慕達註冊成立之有限公司）

敬啟者：

供股、清洗豁免及增購授權

本函件乃關於載於二零零一年十一月七日刊發之通函（「通函」）第5頁至第23頁之董事會函件，而本函件亦收錄於通函中。除文義另有所指外，通函所界定之詞語與本函件所用詞語具有相同涵義。

吾等已獲委任組成獨立董事委員會，以審議供股、清洗豁免及增購授權，並且就供股、清洗豁免及增購授權對獨立股東而言是否公平合理向獨立股東提供意見，另外就獨立股東應否投票贊成將於股東特別大會上提呈以批准供股、清洗豁免及增購授權之普通決議案提供推薦意見。太平洋興業已獲委任就有關供股、清洗豁免及增購授權之條款，向獨立董事委員會提供意見。

推薦意見

通函載有董事會函件及太平洋興業致獨立董事委員會之函件（載有其就供股、清洗豁免及增購授權向吾等提供之意見），敬希垂注。

基於太平洋興業所考慮之主要因素及理由以及其意見(列述於意見函件),吾等認為供股及清洗豁免之條款對獨立股東之權益而言乃屬公平合理,且亦符合本公司及股東之利益,吾等卻認為增購授權就獨立股東之權益而言屬不公平及不合理。

因此,吾等建議獨立股東:

(i) 投票贊成將於股東特別大會上提呈以批准供股及清洗豁免之普通決議案;及

(ii) 不投票贊成有關增購授權之普通決議案。

此致

列位獨立股東 台照

代表
獨立董事委員會
獨立非執行董事
Matthew Brian Rosenberg先生
韋雅成先生
謹啟

二零零一年十一月七日

PACIFIC CHALLENGE

太平洋興業融資有限公司
香港中環德輔道中19號
環球大廈22樓2201-03室
電話號碼：(852) 2868 2828
傳真號碼：(852) 2868 0390

敬啟者：

供股建議、清洗豁免及增購授權

緒言

吾等謹此提述e-Kong Group Limited（「貴公司」）於二零零一年十月十日就（其中包括） 貴公司之供股建議及其有關之清洗豁免及增購授權而作出之公佈（「該公佈」）。除文義中另有所指外，本函件所採用之詞彙與日期為二零零一年十一月七日之通函（「本通函」）所指涉者具相同涵義，而本函件亦載於本通函之內。

有關供股條款及條件詳情載於本通函第5至23頁之董事會函件內，其中包括(i)Siemens先生、Hicks先生及Saran先生就認購及促使他人認購供股項下將暫定配發予彼等之供股股份作出之不可撤回承諾；及(ii)Interventure Group分包銷部分包銷供股股份。

誠如載於本通函第5至23頁之董事會函件所述，董事已闡明有關情況，包括(i)股東（HSS 集團除外）所認購供股之水平或以上，HSS集團及其一致行動人士通常會被要求根據收購守則第26條提出全面收購建議；及(ii)供股完成後HSS集團及一致行動人士於 貴公司權益中可能合共持有之最高持股量。

吾等（太平洋興業）已獲 貴公司委任，就為考慮並酌情批准（其中包括）供股、清洗豁免及增購授權而召開之股東特別大會上將予提呈之決議案，向獨立董事委員會提交意見。本函件載有吾等向獨立董事委員會提交之建議，包括(i)供股之條款及條

件對獨立股東而言是否公平合理；(ii)批准清洗豁免是否公平合理及符合獨立股東利益；及(iii)批准增購授權對獨立股東是否公平合理。

HSS集團及一致行動人士已根據收購守則第26條之豁免註釋1向執行理事申請清洗豁免。倘經獨立股東於股東特別大會上以投票方式表決通過，執行理事將考慮授予清洗豁免。此外亦將按收購守則第26條尋求獨立股東以獨立投票方式表決通過增購授權，以使HSS集團及一致行動人士可根據收購守則第26.1條註釋15避免於供股完成後十二個月期內被禁止增購股份。

獨立董事委員會已成立，成員包括獨立非執行董事韋雅成先生及Matthew Brian Rosenberg先生，藉以就供股、清洗豁免及增購授權向獨立股東提供意見。在評估上述董事是否符合資格出任獨立董事委員會之成員時，吾等已考慮以下因素：

(i) 因Siemens先生（主席兼執行董事）就認購或促使他人認購220,000,000股根據供股而獲暫定配發之供股股份所作出之不可撤回承擔以及Interventure Group（彼擁有其已發行股本三分之一）就獲包銷供股股份所訂立之分包銷安排，Siemens先生於供股、清洗豁免及增購授權有利益衝突。有見及此，吾等認為Siemens先生並無資格獲委任為獨立董事委員會成員；

(ii) Derrick Francis Bulawa先生，執行董事乃　貴集團管理層行政人員，就此彼收取一筆金錢薪酬。於最後實際可行日期，彼亦為購股權持有人，因此有權考慮參與或不參與供股。有見及此，吾等認為Bulawa先生並無資格獲委任為獨立董事委員會成員；

(iii) 林祥貴先生，執行董事乃　貴集團管理層行政人員，就此彼收取一筆金錢薪酬。於最後實際可行日期，彼亦為購股權持有人，因此有權考慮參與或不參與供股。有見及此，吾等認為林先生並無資格獲委任為獨立董事委員會成員；

(iv) 張清來先生，非執行董事乃Goldtron之執行董事兼少數股東，彼實益擁有 貴公司已發行股本約12.6%。吾等認為因彼為 貴公司主要股東Goldtron之董事兼少數權益股東，因此張先生實際代表Goldtron於 貴公司董事會之權益。儘管吾等獲董事告知，彼曾以 貴公司董事會成員身份參與批准供股，惟彼並無參與有關供股之任何討論及磋商。此外，鑒於Goldtron符合資格考慮參與供股與否，吾等認為張先生於供股擁有權益，因此並不合符資格受委任為獨立董事委員會成員；

(v) 韋雅成先生，獨立非執行董事，於最後實際可行日期實益擁有100,000股股份之權益。彼為一家律師事務所之律師，該律師事務所先前曾向一家由（其中包括）Siemens先生、Saran先生及Hicks先生擁有實益權益之公司（與 貴集團業務無關）提供法律顧問服務。除前述者外，韋先生並非受薪僱員，並無擔任 貴集團任何成員公司之任何執行職務，於供股、清洗豁免及增購授權項下擬進行之任何交易並無擁有任何直接或間接權益，因此，彼乃符合資格受委任為獨立董事委員會成員；及

(vi) Matthew Brian Rosenberg先生，獨立非執行董事，彼並非受薪僱員，亦無擔任 貴集團任何成員公司之任何執行職務，於供股、清洗豁免及增購授權項下擬進行之任何交易亦無擁有任何直接或間接權益。與Siemens先生、Hicks先生、Saran先生、Interventure Group、包銷商或 貴公司及其任何附屬公司之任何其他董事、行政總裁或主要股東或彼等各之任何聯繫人士並無財政或其他聯繫。因此，彼符合資格受委任為獨立董事委員會成員。

此外，於達致吾等之意見及推薦意見時，吾等乃依賴本通函所載之資料及陳述之準確性，該等資料及陳述乃由董事向吾等提供，並彼等認為該等資料及陳述乃屬完整及相關。吾等已假設本通函所載或所提述之聲明、資料及陳述，於彼等作出時在各方面而言均屬真實無誤，以及截至本通函刊發日期在各方面而言均仍屬真實無誤。吾等亦假設董事於本通函所作出之所有看法、意見及意圖等聲明乃經適當查詢後合理及如實地作出。吾等並無理由懷疑董事向吾等提供之資料及陳述之真實性、準確性及

完整性，並吾等已獲董事聲明本通函所載及所提述之資料及陳述中並無遺漏任何重大事實。吾等認為吾等已審閱足夠資料以達致知情觀點、具備充份理由信賴本通函所載資料及陳述之準確性及就吾等之推薦意見提供合理基礎。吾等並無理由懷疑 貴公司有隱瞞任何重大資料。惟吾等並無就所獲資料進行任何獨立核證，亦未對 貴集團之業務及事務作出深入獨立調查。

於達致吾等之推薦意見時，吾等並無考慮供股、清洗豁免及增購授權獲獨立股東批准將導致股東在稅項上遭受之影響，因為該等問題於各個股東之情況各異。吾等謹此強調，吾等將不會對因供股、清洗豁免及增購授權獲獨立股東批准所導致任何人士之任何稅項影響或責任負上任何責任，任何股東若對其稅項情況有任何疑問，應諮詢其專業顧問。

供股

主要考慮因素及理由

於達致吾等對供股之推薦意見時，吾等已考慮下列主要因素及理由：

1. *供股價之釐定*

根據供股條款，於記錄日期每持有一股現有股份及每持有一股可換股優先股可獲配發兩股供股股份，發行價為每股供股股份0.0425港元（「供股價」）。供股於配發、發行及繳足股款後，將在各方面與當時現有已發行股本享有同等權益，而該等供股股份持有人將有權收取未來於供股股份發行日期後所宣派、作出或支付之一切股息及分派。

供股價0.0425港元較：

- 二零零一年九月二十五日（緊接二零零一年九月二十六日前股份於聯交所暫停買賣以待發表該公佈之最後交易日）股份於聯交所之收市價每股0.072港元（「收市價」）折讓約40.97%；

— 根據收市價計算之理論除權價每股約0.0523港元折讓約18.73%；

— 截至及包括二零零一年九月二十五日之最後十個交易日股份之平均收市價每股約0.081港元折讓約47.53%；

— 股份於最後實際可行日期在聯交所之收市價每股0.050港元折讓約15.00%；及

— 根據上述於最後實際可行日期之收市價計算之理論除權價每股約0.045港元折讓約5.56%。

按上述折讓計算，吾等認為供股價為合資格股東提供以低於股份市價之具吸引價格參與供股之機會。此外，吾等亦謹此敬告合資格股東垂注：於評估是否參與供股前，彼等應考慮吾等於下文本節「貴集團之業務回顧及未來前景」、「供股原因及所得款項用途」及「供股之財務影響」段落之意見。

2. 供股之攤薄影響

與配售股份等集資方式不同，供股為所有合資格股東提供參與擴大 貴公司股本之機會，以及容許合資格股東維持彼等於 貴公司之股權比例。如任何合資格股東選擇不全數認購暫定配發供股股份，則該等合資格股東可於聯交所出售部分或全部未繳股款供股股份，惟必須有該等未繳股款供股股份之買方。儘管如此，吾等必須強調不欲認購全部或部分供股配額之合資格股東，彼等於 貴公司之權益或會被攤薄。

該等並無根據供股接納其配額之合資格股東之股權將被攤薄約67%。由於供股股份可在未繳股款方式下進行買賣，因此倘合資格股東決定不接納其全部或部份供股股份配額，彼等可視乎市場情況出售其配額及收取現金代價。然而，

合資格股東應注意，彼等可出售未繳股款供股股份之期間乃有限制，彼等所獲取之現金代價（如有）未必能全面反映供股股份價格與供股股份除權價。

3. 貴集團之業務回顧及未來前景

(a) 貴集團之業務回顧

貴集團截至二零零零年十二月三十一日止兩個年度及截至二零零一年六月三十日止六個月之財政業績概要見本通函附錄一。

吾等已向董事查詢並獲董事告知，執行董事及現有高級管理層於一九九九年上任時，當時董事計劃將 貴集團發展為香港及亞洲區主要互聯網營運商。於一九九九年年底時，董事認定以下三項為 貴集團之主要業務範圍：—

(i) 「服務」部， 貴集團透過該部門投資業務，包括調配互聯網技術作商業服務應用。自一九九九年年底以來， 貴集團已計劃、制定及開始設計及興建若干服務平台（透過投資「主幹」部內之公司，見下文所述），該等平台主要從事電訊、保險及其他電子商貿服務。該等業務已成為 貴集團ZONE電訊服務平台（「ZONE」）、Speedinsure之保險服務平台（「Speedinsure」）及EventClicks之項目管理服務平台（「EventClicks」）之核心業務。

(ii) 「主幹」部， 貴集團透過該部門持有多間公司（於二零零零年透過「服務」部向 貴集團提供設計、建設及支援服務）之策略性少數投資。該等公司包括為k2ia（非上市互聯網系統集成商）、Engage Inc.（互聯網市場推廣公司，於納斯達克上市）及Payments Group（非上市互聯網繳費系統營運商）。吾等獲董事告知 貴集團向該等公司分包上述設計、建設及支援工程，並於該等公司作出策略性少數投資，以達成 貴集團成為香港及亞洲區主要互聯網營運商之業務發展計劃。

(iii) 「風險」部， 貴集團透過該部門持有多間公司之少數投資，該等公司之業務與 貴集團「服務」部內之服務業務產生互補作用。該等公司包括Yes Television（非上市）、Sportingbet.com Inc.（於倫敦交易所擇類投資市場上市）、AsiaXPAT.com（非上市）、SUMmedia.com（於美國場外交易板上市）及DotMedia（非上市），全部均經營長期可分銷 貴集團服務及產品之平台。

吾等獲董事告知，於二零零零年上半年科技循環高峰期， 貴集團於多間公司作出少數策略性投資合共約300,000,000港元，形成 貴集團之「主幹」部及「風險」部。此外，於截至二零零零年十二月三十一日止年度， 貴公司出售其動畫電影業務（董事認為不配合 貴集團之新業務發展）及開展新業務，即ZONE電訊服務平台，Speedinsure服務平台及EventClicks服務平台。 貴集團之財政業績錄得改善，由截至一九九九年十二月三十一日止年度股東應佔虧損淨額約78,400,000港元改善至截至二零零零年十二月三十一日止年度股東應佔純利約1,300,000港元。誠如董事告知，上述業績改善主要由於(i)出售動畫電影業務收益淨額約23,000,000港元；(ii) 貴公司於二零零零年二月配售所得款項之利息收入約29,000,000港元；及(iii)出售 貴公司其中一項投資之收益約76,000,000港元，全部均屬非循環性質。

吾等獲董事告知，截至二零零一年六月三十日止六個月， 貴集團錄得之經營虧損約127,000,000港元主要因 貴集團新業務（尤其ZONE電訊IDD服務平台）處於成長階段所產生之經營成本，此外， 貴集團所錄得之股東應佔虧損約537,000,000港元主要來自：—

(i) 撇銷無形資產及商譽（一次性及非循環性質）約113,000,000港元，該款額主要撇銷 貴集團收購美國The Furst Group（現經營 貴集團於美國之ZONE電訊服務平台業務）所產生之無形資產及撇銷magictel.com Limited之商譽所組成；magictel.com Limited由 貴公司於一九九九年底收購而應佔商譽已根據香

港會計師公會於二零零一年一月生效之新會計實務準則作出撇銷，而非於　貴集團賬目內列作儲備；

(ii) 貴集團於組成　貴集團「主幹」部及「風險」部之多間公司）之策略性投資作出減值撥備約119,000,000港元，董事認為彼等於該等投資之估值自二零零零年中「網股」泡沫破裂後，已顯著減值；及

(iii) 貴集團於組成　貴集團「主幹」部及「風險」部之多間公司）策略性投資之未兑現虧損約177,000,000港元，以及鑒於該等公司於二零零一年六月三十日之市價較二零零零年初　貴集團之投資成本顯著下跌。

吾等獲董事告知，　貴集團乃根據香港會計師公會採納之標準會計準則作出上述撇銷及撥備。誠如　貴公司截至二零零零年十二月三十一日止年度年報及賬目所述，吾等注意到　貴集團就長期投資之會計政策為按其原值（減去董事認為非臨時性質之減值及未兑現虧損撥備）計算。吾等注意到二零零零年初之「網股」及科技公司投資熱，以及二零零零年中全球「網股」泡沫破裂，導致上市及非上市「網股」及科技公司之股價及市值迄今大幅滑落。吾等認為於作出上述　貴集團策略性投資減值及虧損撥備時，董事透過按「市場標誌」基準對　貴集團之策略投資進行評估，完全了解二零零零年中「網股」爆破以及其後科技熱減弱對　貴集團策略性投資組合造成之不利影響。吾等亦獲告知，　貴集團於二零零零年初對上文所述「主幹」部及「風險」部多間公司所作出之策略性投資具長期持有之意願，以達致成為香港及亞洲區主要互聯網公司之業務發展計劃。事實上，吾等注意到　貴公司截至二零零零年十二月三十一日止年度年報及賬目之主席報告所述，列明　貴集團有意集中發展服務業務，即ZONE、Speedinsure及EventClicks，並將繼續作出有助發展服務業務之投資及收購，以及減少風險資本及其他長期策略性投資。就此，吾等認為，鑑於　貴集

團上述服務業務可透過分佔 貴集團服務夥伴(例如ZONE之電訊公司及Speedinsure及EventClicks之委託人)之收益產生經常收益流量, 貴集團專注於其服務業務之增長及發展以及認為僅會在長期策略性投資對 貴集團之服務業務有互補價值時始進行任何有關投資乃屬可以理解。因此,吾等認為 貴集團現已重新集中資源及力量經營服務業務,吾等理解供股所得款項約128,000,000港元亦將用於該等方面。

如上文所述, 貴集團之主要核心業務現包含(i)ZONE電訊服務平台;(ii)Speedinsure保險服務平台;及(iii)EventClicks項目管理服務平台。截至二零零一年六月三十日止六個月該等核心業務分佔 貴集團營業額及經營虧損載列如下:—

	截至二零零一年六月三十日止六個月	
	分佔營業額	分佔經營虧損
ZONE	83%	80%
Speedinsure	1%	9%
EventClicks	15%	10%

ZONE電訊服務平台

吾等曾與董事進行討論,並注意到 貴集團於二零零零年十二月三十一日止年度在香港及新加坡開始經營ZONE電訊服務業務。吾等自董事瞭解,ZONE透過單一服務平台由多個服務商提供國際長途直撥(IDD),及國內長途直撥(DLD)電訊服務。就此,吾等獲董事告知(i)在本港,ZONE1511平台截止至二零零一年六月底之客戶人數逾160,000名,彼等透過已提升及擴大之切換器及伺服器設施獲取服務;及(ii)在新加坡,ZONE乘最近當地電訊業開放推出,成為新加坡電訊服務市場少數參與者之一。

此外，　貴集團於二零零一年二月在美國以總代價12,000,000美元（相當於約95,000,000港元）完成對The Furst Group之策略收購，為ZONE提供當地電訊服務業之強大管理隊伍、完善基建、經營牌照及現成客戶，以從而使ZONE在緊隨收購後在美國推出服務。董事相信美國為全球最大IDD及DLD市場，其電訊服務公司於一九九九年度所錄得營業額合共超逾110,000,000,000美元。

吾等獲董事告知，現時美國近乎所有用戶均採用單一IDD登入碼，彼等須明確指示當地電訊營運商由一個IDD及DLD營運商轉換至另一個營運商，方可將其IDD及DLD撥號轉接至新指定之營運商。此項轉換IDD及DLD營運商程序一般需時三至七日，並須用戶自付費用。自ZONE美國電訊服務平台於二零零一年六月面世以來，已為客戶提供不同電訊服務商，客戶可按服務質素及價格即時免費作出選擇及轉用屬意之電訊公司，因此ZONE美國電訊服務平台在短期間內已在用戶數目上取得可觀增長。此外，ZONE美國電訊服務平台之切換設備設於洛杉磯及紐約，可享有向美國全國用戶推廣其服務之覆蓋效果。ZONE美國電訊服務平台享有與美國全國轉售商及代理商連繫之優勢，該等代理按佣金基準，僅於成功轉介客戶時才支薪，可有效控制　貴集團於ZONE美國電訊服務平台業務之營運成本。吾等認為該業務模式可為身處龐大美國市場之ZONE電訊服務平台提供未來增長及發展潛力，美國市場對該等服務之需求甚殷。

因此，根據以上吾等之理解，吾等認為利用供股所得款項應付ZONE之營運資金需求及強化ZONE業務（尤其於美國之ZONE業務）乃符合　貴公司及股東之整體利益。

Speedinsure

貴集團透過Speedinsure經營保險服務平台，該公司由　貴公司實益擁有70%權益，其總部設於香港。吾等獲董事告知，Speedinsure所經營之平

台為用戶提供超過12家保險公司之即時報價，比較不同報價，然後申請首選保險組合及獲得即時保障。該等保險服務平台目前提供不同保險產品，包括汽車、家務助理、個人意外、火災、家居、商舖、辦公室、旅遊及人壽保險。

EventClicks

貴集團透過EventClicks提供項目管理服務，該公司由 貴公司控制，在本港、新加坡及澳洲均設有辦事處及在中國設有代辦處。吾等獲董事告知，EventClicks為跨國企業項目主辦機構提供全面項目管理服務，由概念至創作及執行，協助彼等在亞太區會晤、提供誘因、進行會議及展覽。貴集團現提供亞太區20個國家逾800個場地之資料。

根據以上所述，吾等理解到 貴集團之策略為集中資源專注通訊服務平台、保險服務平台及項目管理服務等新業務之增長及發展。鑒於 貴集團於該等業務範疇之發展及成就，吾等認為 貴集團集中於及進一步加強服務業務，而非策略性投資科技公司或風險資本投資乃適當業務策略。吾等亦考慮到若干執行董事，包括Siemens先生及 貴集團若干高級管理層成員具備通訊、數據及資訊科技及服務業之豐富經驗之事實，吾等認為該等經驗對上述 貴集團以科技為基礎之服務業務之持續增長及發展有關及重要。

(b) 貴集團之未來前景

吾等與董事討論，注意到 貴集團所經營之業模式，乃將有關ZONE電訊、Speedinsure及EventClicks服務業務之銷售、客戶服務、履行服務、繳費及交收功能全納入由 貴集團營運之技術平台。吾等亦獲董事告知，彼等認為 貴集團擁有按以下特色計算之競爭優勢：－

(i) ZONE業務就客戶基礎及覆蓋面而言已在香港（截至二零零一年六月底逾160,000名）及新加坡建立穩固基礎以及透過其轉

售商及理人網絡在美國可能掌握全國性客戶之利，吾等同意董事認為此一特色有助　貴集團在該等電訊服務市場建立知名度，從而容許　貴集團在該等地區建立市場佔有率，吾等認為均屬競爭優勢；

(ii) ZONE服務平台在推出後一段較短期內，ZONE之香港業務已取得一批為數達15個之電訊公司合夥人，吾等同意董事認為此一特色容許　貴集團挑選不同電訊公司夥伴之選擇，以適合不同客戶之需求及喜好，使　貴集團能藉此擴大客戶基數，並認為此乃一項競爭優勢；

(iii) 貴集團可控制ZONE服務業務之經營成本及資本開支；及　貴集團經營全球首個提供電訊及保險而其覆蓋面遍及市民大眾及商業社群之商業平台。吾等同意董事認為此一特色有助　貴集團率先提供電訊及保險服務及於該等行業開拓大規模之市場，並認為此乃一項競爭優勢。

吾等亦於上文「　貴集團之業務回顧」分段之討論中注意到，美國市場為　貴集團之美國ZONE電訊服務業務提供增長及發展潛力。吾等認為　貴集團將ZONE在香港及新加坡之業務模式所獲得之知識及專長應用於發展美國ZONE業務乃屬合理。然而，吾等亦促請獨立股東注意　貴集團業務或會產生之可能業務風險。大體而言，該等業務風險包括(i)競爭者可能發展一個標準、配置及功能方面均足以配敵之服務平台，從而對 貴集團之現有服務平台構成競爭威脅；及(ii)其他資金充裕之商業企業可能發展更高級科技水平服務平台，從而導致　貴集團客戶流失給該等其他服務平台。

誠如下文「供股原因及所得款項用途」一段所述，吾等注意到　貴集團現時乃在現金流量緊絀情況下經營，吾等認為供股所得款項將使　貴集團可利用上文所述之競爭優勢繼續增長及發展其業務。就此，吾等亦促

請獨立股東注意考慮前述之可能業務風險（該等風險可能或不會對　貴集團未來前景成潛在影響）。誠如本通函獨立財務顧問函件所詳述，本集團亦持有其他上市及非上市科技、媒體及互網公司之少數權益作長期投資。本集團之會計政策為於反映該等投資時乃按原值減去減值撥備及未兑現虧損（董事認為屬臨時性質）列賬。

4.　供股原因及所得款項用途

根據本通函第5頁至第23頁所載之董事會函件，供股所得款項淨額中至少75%將撥作應付ZONE業務之一般營運資金所需，而餘款將撥作　貴集團之一般營運資金。

吾等注意到於二零零零年二月，　貴集團自配售股份籌集所得款項合共約705,000,000港元。誠如上文「貴集團之業務回顧及未來前景」一段所述，　貴集團已動用該等收入其中約300,000,000港元作為投資組成　貴集團「主幹」部及「風險」部公司之少數投資，以配合　貴集團於一九九九年年底所訂成為香港及亞洲區主要互聯網公司之業務發展計劃。吾等注意到此舉導致　貴集團於二零零零年十二月三十一日之現金儲備約為400,000,000港元。吾等獲董事進一步告知，於截至二零零一年六月三十日止六個月，　貴集團動用為數合共約300,000,000港元，主要為(i)於二零零一年二月以總代價約12,000,000美元（約相等於95,000,000港元）完成收購美國The Furst Group；及(ii)於ZONE電訊服務業務增長期所產生之經營開支於截至當時止六個月約為120,000,000港元；及(iii)於設立由ZONE、Speedinsure及EventClicks經營之平台時收購廠房及設備之資本投資約為80,000,000港元。因此，吾等注意到　貴集團於二零零一年六月三十日之現金儲備約為90,000,000港元。

吾等已審閱　貴集團於二零零一年十一月一日至二零零二年十月三十一日之現金流量預算。吾等注意到，　貴集團現時在每月錄得淨負現金流量情況下經營，導致此情況之主因乃新近於二零零一年六月推出美國ZONE業務所產生之經營支出。吾等獲董事告知，彼等預期美國ZONE電訊服務業務可利用ZONE在香港及新加坡之業務模式，而美國ZONE電訊服務業務於時間過程中將可在受控制經營成本下營運。吾等同意董事於此方面之意見，因吾等認為，　貴集團

具備將ZONE在香港及新加坡之業務模式有效益及有效率地運用在其美國業務上之必要知識及專門技術。吾等曾與董事討論，並獲董事告知，倘　貴集團不能獲得供股所得款項，則彼等認為　貴集團將繼續在每月錄得淨負現金流量情況下經營（吾等注意到此乃預算　貴集團於該12個月期間將產生之經營開支所致）。此外，　貴集團將不能獲得所需資金以支援銷售及推廣其服務業務，尤其美國ZONE電訊服務業務（此舉可充份發揮美國電訊服務業務所提供之市場潛力）。就此而言，儘管吾等自現金流量預算中得知，於該12個月期間　貴集團可控制其營運成本，吾等亦認為，倘能提升　貴集團之銷售及推廣努力，將符合　貴集團之利益。吾等認為，供股所得款項連同　貴集團手頭現金資源，將可向　貴集團提供所需資金，作有關美國ZONE電訊服務業務銷售及推廣活動之用，此舉可擴大　貴集團之現有客戶基礎，以及創造額外收益，使　貴集團之服務業務於二零零一年十一月一日至二零零二年十月三十一日轉虧為盈。鑒於董事對ZONE業務之增長及發展潛力所作之評估（見上文「　貴集團之業務回顧及未來前景」一段所述），吾等認為供股具備充分理由。

吾等獲董事進一步告知，彼等正審慎考慮供股以外之其他集資方式，包括向獨立投資者配售股份。惟吾等注意到，在目前香港及全球資金市場不利情況下，一般難以透過配售股份集資。吾等與董事一致認為目前股市氣氛欠佳，對　貴集團之集資能力造成限制。此外，吾等認為Interventure Group同意分銷合理數目之部分包銷股份之安排（見上文「緒言」一節所述）符合　貴公司之利益，原因為有關安排有助減少包銷商促使分包銷供股權益（供股能否成功之關鍵）之壓力。

此外，吾等獲董事告知，鑒於　貴公司之市值小（按最後實際可行日期股份收市價計算約為78,000,000港元），　貴集團實難以透過銀行融資以具商業吸引力之條款取得額外可觀注資（與供股所得款項相若之金額）。吾等認為與債

務融資比較，供股可鞏固　貴集團之財政狀況，而不會構成額外利息成本及容許　貴集團降低整體資產負債水平。

再者，吾等注意到儘管　貴集團於二零零一年六月三十日之未經審核現金結餘總額約為90,000,000港元（吾等已於上文作討論）及資產負債水平僅低至2%。吾等認為供股為　貴公司提供第一時間之集資機會，在逆市時供應　貴集團之營運資金所需。此外，吾等注意到自二零零零年年底以來資本市場顯著收緊對科技業營運商及／或投資者之注資支持，因此供股為　貴公司提供集資機會，以應付科技相關服務業務之增長及發展需要。

因此基於上述各點，吾等認為　貴公司適宜透過供股集資，作為　貴集團未來服務業務增長及發展之一般營運資金，且亦符合　貴集團及股東之利益。

5.　供股之財務影響

(a)　對　貴公司有形資產淨值之影響

根據本通函附錄一所載之資料，　貴公司於二零零一年六月三十日（即　貴公司編製已公佈綜合財務報表之最近期帳目參考日期）之未經審核綜合有形資產淨值約為373,000,000港元，於供股後但未計及行使記錄日期或之前任何未行使之購股權前將增加約34%至約501,000,000港元。以每股股份為基準，　貴公司於二零零一年六月三十日之未經審核綜合有形資產淨值每股約為0.24港元（按現有已發行1,559,967,336股股份計算），將減少至每股約0.11港元（按　貴公司於供股後但未計及行使於記錄日期或之前任何未行使之購股權及可換股優先股前之經擴大後已發行股本，包括4,699,262,008股股份計算）。就此而言，吾等注意到購股權行使價介乎每股股份0.25港元及2.30港元（可予調整）。鑑於股份在最後實際可行日期前兩個月期間乃在介乎0.045港元至0.138港元之價格範圍內買賣，吾等認為購股權在過去兩個月一直處於價外狀態，並在記錄日期當日或之前仍可能繼續如是。因此，於評估供股對　貴公司淨資產狀況之財務影響時，吾等並無計算全面攤薄基準（即假設所有未行使購股權在記錄日期當日或

之前全數行使）。此外，鑑於可換股優先股全數轉換（按每股溢價0.05港元計算）估計所得款項總額將約達500,000港元及須由　貴公司發行約9,680,000股股份。根據上文所述　貴公司之備考經調整未經審核綜合有形資產淨值約501,000,000港元及供股後已發行約4,699,300,000股股份計算，吾等認為可換股優先股在記錄日期當日或之前全數行使，不大可能對　貴集團事後資產淨值構成重大影響，故吾等並無計算　貴集團因所有未轉換可換股優先股全數轉換後引致之事後資產淨值（不論按整體或每股股份面值基準）狀況。

基於上述，吾等認為供股有助改善　貴公司之淨資產基礎。惟按每股基準計算，每股備考經調整未經審核綜合有形資產淨值由供股前每股股份約0.24港元下跌約54%至每股股份約0.11港元（供股後但未計記錄日期或之前行使任何未行使購股權及可換股優先股）。吾等認為上述　貴公司每股備考經調整未經審核綜合有形資產淨值減少乃由於供股導致　貴公司之股東基礎擴大所致。根據供股條款，供股完成後每持有一股股份將變為持

有三股股份。吾等對參與供股合資格股東所持有一股股份之備考有形資產淨值變動之估價載列如下：

	港元	股份數目	總計 (港元)
供股前每股股份之未經審核綜合有形資產淨值	0.24	1	0.24
加：			
供股成本	0.0425	2	0.085
供股後三股股份之事後備考經調整未經審核綜合有形資產淨值		3 (b)	0.325 (a)
供股後每股股份之事後備考經調整未經審核綜合有形資產淨值(a)／(b)			**0.108**

根據上述數字，吾等認為供股倘進行，對任何選擇參與供股之合資格股東之有形資產淨值狀況並無任何攤薄影響。另方面，對任何選擇不參與供股之合資格股東而言，彼將繼續持有一股股份，而彼所持有之一股股份之有形資產淨值於供股後將值約0.108港元，而非供股前所值約0.24港元，亦即任何選擇不參與供股之合資格股東之每股有形資產淨值將承受被攤薄約55%之影響。

(b) 對 貴集團資產負債水平之影響

如上文「供股原因及所得款項用途」一段所述， 貴集團於二零零一年六月三十日之資產負債比率處於約2%之低水平。根據上述 貴集團於二零零零年六月三十日借貸總額約7,500,000港元及 貴公司供股後備考經調整未經審核綜合有形資產淨值約501,000,000港元計算， 貴集團之整體負債權益比率將下降至約1.5%。

(c) 對 貴集團營運資金之影響

吾等認為供股可於未來至少12個月為 貴集團提供充裕營運資金（見上文「供股原因及所得款項用途」一段所述），故可改善 貴集團之整體一般營運資金狀況。

6. 股價及成交量

由二零零一年一月一日起至二零零一年九月三十日止九個月期間內各個月份，以及由二零零一年十月一日起至及包括最後實際可行日期止期間，股份於聯交所買賣所錄得之每日平均收市價、每月錄得之最高價及最低價如下：

月份	每月最高 港元	每月最低 港元	每日平均收市價 港元
二零零一年			
一月	0.5400	0.4000	0.4547
二月	0.5100	0.3850	0.4335
三月	0.4050	0.3000	0.3457
四月	0.3550	0.2230	0.2856
五月	0.4300	0.3000	0.3434
六月	0.4750	0.3500	0.3885
七月	0.3850	0.2600	0.3097
八月	0.3250	0.1390	0.2176
九月（附註）	0.1470	0.0650	0.1017
十月一日起至包括最後實際可行日期止（附註）	0.0660	0.0450	0.0514

附註：二零零一年九月二十六日至二零零一年十月十日（包括首尾兩日）期間並未計算在內，原因為股份於上述期間於聯交所暫停買賣以待發表該公佈。

每股供股股份0.0425港元之供股價較二零零一年一月一日至二零零一年九月三十日止九個月期間之股份每日平均收市價約0.3224港元折讓約86.82%。由二零零一年十月一日起至及包括最後實際可行日期止期間，股份於聯交所買賣之每日平均收市價約0.0514港元，而於該段期間股份於聯交所之買賣價格介乎0.045港元至0.066港元。每股供股股份0.0425港元之供股價較上述各個股份買

賣價均存在折讓。此外，根據吾等於上文各段所述有關 貴集團業務及供股之利好因素之分析，吾等認為供股為合資格股東提供按具吸引力之供股價參與貴公司未來增長及發展之機會。

由二零零一年一月一日起至二零零一年九月三十日止九個月期間各個月份及由二零零一年十月一日起至包括最後實際可行日期止期間，於聯交所買賣之股份數目如下：

月份	**買賣股份數目**
二零零一年	
一月	約306,000,000
二月	約232,000,000
三月	約159,000,000
四月	約344,000,000
五月	約438,000,000
六月	約472,000,000
七月	約134,000,000
八月	約332,000,000
九月（附註）	約228,000,000
十月一日起 至包括最後實際可行日期止（附註）	約398,000,000

附註：二零零一年九月二十六日至二零零一年十月十日（包括首尾兩日）期間並未計算在內，原因為股份於上述期間於聯交所暫停買賣以待發表該公佈。

由二零零一年一月一日起至二零零一年九月三十日止期間，股份之每月平均成交量約為14,800,000股，佔 貴公司於最後實際可行日期由公眾人士（Siemens先生、Saran先生、Hicks先生及Goldtron除外）持有之約1,232,000,000股股份之約1.2%。此外，由二零零一年十月一日起至包括最後實際可行日期止期間，股份於聯交所之每日平均成交量約為23,400,000股，佔 貴公司於最後實際可行日期之約1,232,000,000股股份（如上文所述）之成交量約1.9%。

儘管聯交所為未繳股款供股股份提供買賣設施，惟合資格股東可出售未繳股款供股股份之期間受到限制。欲出售彼等未繳股款供股股份之合資格股東

所接獲之現金代價(如有)或未能全面反映供股價及除權基準供股價之折讓。在該情況下,吾等認為任何不參與之合資格股東,其權利及利益將受到損害,因此吾等建議合資格股東在決定是否參與供股前考慮是項因素。

7. 供股之包銷安排及供股股份之相關分包銷安排

鑑於有關安排可促成供股繼續進行,吾等認為Interventure Group就已獲包銷之供股股份主要部份作出分包銷安排乃符合 貴公司之利益。

倘包銷協議之條件得以達成,吾等認為,供股包銷安排(及Interventure Group就已獲包銷之供股股份主要部份作出分包銷之相關安排)符合獨立股東之利益。

推薦意見

經考慮上述主要因素及理由,尤其有關下列事實:—

— 在股市氣氛欠佳時,供股可為 貴公司提供第一時間之集資機會,為ZONE電訊平台業務提供一般營運資金所需,董事認為ZONE電訊服務平台業務可為 貴集團及股東提供增長及發展之潛力;

— 貴集團現時在每月錄得淨負現金流量情況下經營,導致此情況之主因乃新近二零零一年六月推出美國ZONE電訊服務業務所產生之經營支出,而供股所得款項會使 貴集團獲得所需資金以支持美國ZONE電訊服務業務之銷售及推廣(此舉可充份發揮美國電訊服務業所提供之市場潛力),以及締造額外收益使 貴集團之服務業務於二零零一年十一月一日至二零零二年十月三十一日轉虧為盈;

- 供股價格吸引，為合資格股東提供參與供股之機會，吾等認為供股價乃按公平合理基準釐定；及

- 透過增加　貴公司備考未經審核綜合有形資產淨值約34%，供股可鞏固　貴集團之財政狀況，而對任何選擇參與供股之合資格股東之有形資產淨值將不會有任何攤薄，惟任何選擇不參與供股之合資格股東之每股股份資產淨值則會被攤薄約55%。

吾等認為供股符合　貴公司及股東之整體利益，而供股之條款及條件對獨立股東而言乃屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會上投票贊成提呈審議並酌情批准供股之決議案。

清洗豁免

主要考慮因素及理由

就清洗豁免達致吾等之推薦意見時，吾等經考慮下列主要因素及理由：

1. HSS集團及一致行動人士爭取清洗豁免之理由

吾等注意到，誠如本通函第5至第23頁所載之董事會函件所述，在若干情況下HSS集團及一致行動人士合共實益擁有之　貴公司股權將由約7.69%增至緊隨供股完成後之30%。此乃收購守則下之30%觸發點，據此，HSS集團及一致行動人士通常須根據收購守則第26條向彼等尚未擁有之股份提出強制性全面收購建議。

誠如載於本通函第5至第23頁之董事會函件所述，供股須待（其中包括）HSS集團及一致行動人士獲執行理事批授清洗豁免後方會實行。就此而言，吾等認為倘清洗豁免不獲獨立股東於股東特別大會上批准及執行理事因而不向

HSS集團及一致行動人士批授清洗豁免，則供股將不會落實完成，於此情況下，吾等認為 貴集團將不能取得額外營運資金撥作擴展及開發服務相關業務（尤其被董事認為可為 貴集團及股東帶來未來增長及發展潛力之ZONE電訊服務業務）之用。

吾等亦認為，在當前不利股市市況下（於此市況下，如供股般龐大之股本發行事項通常難以引起分包銷興趣），為使供股得以落實進行，則必需(i)身為 貴公司主席兼執行董事之Siemens先生及其一致行動人士之Saran先生及Hicks先生能透過對彼等於供股項下之配額按比例作出不可撤回之認購承諾，以展示彼等對 貴集團之支持及承擔；及(ii) Interventure Group就相當部份之已包銷供股股份訂立分包銷安排。

2. 供股後HSS集團及一致行動人士可能持有之最高投票權

誠如載於本通函第5至23頁之董事會函件所述，按下列假設供股後HSS集團及一致行動人士可能合共持有 貴公司最高實益權益將約為69.36%，該等假設為：

(i) 可換股優先股不轉換為股份；

(ii) 購股權不轉換為股份；

(iii) HSS集團全數認購其獲配發之供股股份；

(iv) HSS集團並無申請認購任何額外供股股份；

(v) Interventure Group須根據其分包銷承諾全數認購供股股份；

(vi) 包銷商須根據包銷協議全面履行其承諾；及

(vii) 包銷商毋須分銷其須根據包銷協議購入之供股股份。

獨立股東務須注意，倘於供股完成後HSS集團及一致行動人士於 貴公司合共實益擁有之權益將超逾最高52%限額，HSS集團及一致行動人士將可增加

其於　貴公司之持股量而不會引致須根據收購守則第26條負有提出全面收購建議之進一步責任。

於此情況下，獨立股東將失去一個可能獲提出全面收購建議之機會。吾等曾就此參考吾等有關供股好處之推薦意見（見上文「供股」一節所述）及完成供股須取決於（其中包括）執行理事向HSS集團及一致行動人士批授清洗豁免（已於上文論述）之事實。基於供股對　貴公司之增長及發展之好處以及因此對股東所帶來之利益，吾等認為供股乃符合　貴公司及股東之整體利益（包括獨立股東之利益），儘管獨立股東將失去一個獲提出全面收購建議之機會。

3.　*清洗豁免之影響*

吾等注意到，HSS集團及一致行動人士事後於　貴公司實際擁有之實益權益，在頗大程度上取決於（其中包括）截止供股時合資格股東最終認購供股股份之踴躍程度。這意味HSS集團及一致行動人士於供股後可能合共持有　貴公司實益權益少於或多於30%，而該30%指標乃彼等須根據收購守則負有提出全面收購建議責任之觸發點。

吾等認為，於HSS集團及一致行動人士獲得清洗豁免時，下列情況將適用：

(i)　倘HSS集團及一致行動人士於供股後合共持有　貴公司事後實益權益少於30%，HSS集團及一致行動人士將不會承擔根據收購守則第26條提出全面收購建議之責任，儘管彼等倘日後合共持有　貴公司實益權益超逾30%仍可能觸發提出全面收購建議之責任；及

(ii)　倘HSS集團及一致行動人士於供股後合共持有　貴公司實益權益逾30%，HSS集團及一致行動人士將獲豁免根據收購守則第26條負有提出全面收購建議之責任；

推薦意見

經參考上述吾等考慮之主要因素及理由後，吾等認為獨立股東以每股一票方式批准清洗豁免，從而使執行理事可向HSS集團及一致行動人士批授清洗豁免，使供股得以進行及完成，乃公平合理並符合本身之利益。因此，吾等建議獨立股東在股東特別大會上**投票贊成**提呈審議並酌情批准清洗豁免之決議案。

增購授權

考慮之主要因素及理由

誠如載於本通函第5至23頁之董事會函件所述，供股並非以獨立股東按每股一票方式批准增購授權從而使HSS集團及一致行動人士獲批授清洗豁免為條件。因此，吾等認為沒有增購授權（即在增購授權不獲得獨立股東批准之情況下），獨立股東阻止供股進行之權益並不會受到任何損害。

推薦意見

經參考上述吾等考慮之主要因素及理由後，吾等認為，容許HSS Group及一致行動人士獲得增購授權並非公平合理，故獨立股東批准增購授權亦非公平合理。因此，吾等建議獨立股東**不要投票贊成**在股東特別大會上提呈以考慮及酌情批准增購授權之決議案。

此致

香港
北角
渣華道191號
嘉華國際中心
2101-3室
e-Kong Group Limited

獨立董事委員會 台照

代表
太平洋興業融資有限公司
董事
黃永基
謹啟

二零零一年十一月七日

1. 股本

於最後實際可行日期及隨即於供股完成後本公司之法定及已發行股本如下：

法定股本：		港元
288,929,402	於最後實際可行日期之可換股優先股	288,929,402.00
3,000,000,000	於最後實際可行日期之股份	60,000,000.00
3,000,000,000	於股東特別大會通告中之第一項普通決議案所載擬透過增加法定股本而產生之股份	60,000,000.00
6,000,000,000		120,000,000.00
已發行及繳足：		
9,680,000	於最後實際可行日期之可換股優先股	9,680,000.00
1,559,967,336	於最後實際可行日期之股份	31,199,346.72
3,139,294,672	假設並無購股權獲行使及並無可換股優先股於供股前獲轉換而將予發行之新股	62,785,893.44
4,699,262,008	隨即於供股後之股份	93,985,240.16

所有股份於各方面均享有同等權益，尤其包括其中之股息、投票權及資本。

股份於聯交所上市及概無任何本公司之證券於任何其他證券交易所上市及買賣及並無該等上市及買賣將會或擬進行。

全數繳足之供股股份及獲轉換之可換股優先股將會於各方面與當時之現有已發行股份享有同等權益，包括因轉換可換股優先股而致使分別於發行供股股份及已發行股份日期後收取所有於未來可能宣派，作出或派付之股息及其他分派。

購股權

於一九九九年十月二十五日，本公司批准一項購股權計劃，董事可能（於彼等酌情下）邀請任何本集團之全職僱員及／或執行董事接納購股權，以於直至二零零九年十月二十四日止之任何時間認購股份。購股權可獲授予之股份數目最高不得超過本公司已發行股本之10%，不包括不時於行使購股權時之任何已發行股份。

授予之購股權可根據有關之配售函件中所載之條款及限制予以行使。於最後實際可行日期未行使之購股權附有權力以最初認購價0.25港元至2.30港元（可予以調整）現金認購新股份，及可於數個行使期間行使，到期日直至及包括二零零九年十月二十四日。根據本公司目前之資本架構，全面行使該等購股權會導致發行131,948,509股額外股份。

於供股完成時，未行使之購股權之股份認購價及／或數目或面值將有所調整。該調整將會由本公司之核數師核證。

可換股優先股

於最後實際可行日期，本公司已發行9,680,000股可換股優先股。本公司之未上市可換股可贖回優先股為每股1.00港元，其持有人有權轉換其所有或部份可換股可贖回優先股為股份，基準為以每股面值1.00港元之可換股優先股轉換一股股份。

除上文所披露者外，於最後實際可行日期，本公司並無任何已發行之購股權、認股權證及其他可換股證券。

2. 本集團財務資料撮要

摘錄自本集團各年年報之本集團截至二零零零年十二月三十一日止五年之經審核綜合業績之撮要及經重新分類／重列後載列如下。

	本集團截至十二月三十一日止年度之業績				
	二零零零年	一九九九年	一九九八年	一九九七年	一九九六年
	千港元	千港元	千港元	千港元	千港元
營業額					
持續經營業務	76,652	44,210	54,334	48,557	84,678
已終止業務	23,473	1,035	–	28,160	79,915
	100,125	45,245	54,334	76,717	164,593
經營溢利／(虧損)	5,105	(75,170)	(55,323)	(56,790)	(8,025)
應佔聯營公司業績	(1,110)	–	–	(21,478)	–
除税前溢利／(虧損)	3,995	(75,170)	(55,323)	(78,268)	(8,025)
税項	(739)	(739)	(1,763)	(1,366)	7
除税後經常業務溢利／(虧損)	3,256	(75,909)	(57,086)	(79,634)	(8,018)
少數股東權益	(1,954)	(2,499)	(6,469)	(6,154)	(920)
股東應佔溢利／(虧損)淨額	1,302	(78,408)	(63,555)	(85,788)	(8,938)
每股盈利／(虧損)					
基本	0.09 仙	(11.5 仙)	(14.3 仙)	(24.4 仙)	(2.8 仙)
攤薄	0.08 仙	不適用	不適用	不適用	不適用

本公司並未就截至二零零零年十二月三十一日止五個年度宣派任何股息。

3. 本集團於截至一九九九年十二月三十一日止及截至二零零零年十二月三十一日止兩年度各年之經審核財務資料撮要

下文為本集團及本公司於截至一九九九年及二零零零年十二月三十一日止兩年度各年之綜合收益表、綜合經確認盈虧表、綜合現金流量表及於一九九九年及二零零零年十二月三十一日之本集團及本公司之資產負債表連同摘錄自本集團於截至二零零零年十二月三十一日止年度之年報之相關附註。

綜合收益表

截至一九九九年及二零零零年十二月三十一日止年度

	附註	二零零零年 千港元	一九九九年 千港元
營業額	3	100,125	45,245
銷售成本		(72,570)	(23,104)
毛利		27,555	22,141
其他收入	3	28,861	1,493
其他收益／(開支)淨額	4	99,908	(44,957)
分銷成本		(6,086)	(480)
業務宣傳及市場推廣開支		(43,623)	–
行政開支		(86,180)	(25,283)
其他經營開支		(6,286)	(12,652)
經營溢利／(虧損)		14,149	(59,738)
融資成本	6	(140)	–
長期投資減值撥備		(8,904)	(15,432)
應佔聯營公司業績		(1,110)	–
除税前經常業務溢利／(虧損)	6	3,995	(75,170)
税項	8	(739)	(739)
除税後經常業務溢利／(虧損)		3,256	(75,909)
少數股東權益		(1,954)	(2,499)
股東應佔溢利／(虧損)淨額	9 & 22	1,302	(78,408)
每股盈利／(虧損)	10		
基本		0.09 仙	(11.50 仙)
攤薄		0.08 仙	不適用

綜合經確認盈虧表

截至一九九九年及二零零零年十二月三十一日止年度

	二零零零年 千港元	一九九九年 千港元
兑換海外附屬公司之匯兑差額	(388)	–
出售附屬公司時解除之滙兑儲備	(1,117)	–
撇銷聯營公司時解除之滙兑儲備	–	36,250
出售附屬公司時解除之其他資本儲備及綜合帳目之儲備	1,647	–
撇銷聯營公司時解除之其他資本儲備	–	(31,660)
股東應佔溢利／(虧損)淨額	1,302	(78,408)
經確認盈利／(虧損)總額	1,444	(73,818)
直接在儲備撇銷之商譽	(7,122)	(62,761)
增購附屬公司權益時產生之商譽	(12)	–
	(5,690)	(136,579)

綜合資產負債表

於一九九九年及二零零零年十二月三十一日

	附註	二零零零年 千港元	一九九九年 千港元
資產			
非流動資產			
物業、機器及設備	*11*	91,049	10,469
無形資產	*13*	42,366	781
聯營公司權益	*14*	12,687	–
長期投資	*15*	302,381	5,045
		448,483	16,295
流動資產			
待售物業		3,734	–
存貨	*16*	978	595
貿易及其他應收款項	*17*	73,791	15,282
作抵押存款		68,680	–
現金及現金等值項目	*18*	344,308	99,875
		491,491	115,752
流動負債			
貿易及其他應付款項	*19*	97,657	14,257
財務租賃承擔		582	–
稅項		–	89
		98,239	14,346
流動資產淨值		393,252	101,406
總資產減流動負債		841,735	117,701
少數股東權益		119	12,441
資產淨值		841,616	105,260
資本及儲備			
已發行股本	*20*	40,879	194,160
儲備	*22*	800,737	(88,900)
		841,616	105,260

資產負債表

於一九九九年及二零零零年十二月三十一日

	附註	二零零零年 千港元	一九九九年 千港元
資產			
非流動資產			
物業、機器及設備	11	1,184	389
附屬公司權益	12	537,034	78,117
聯營公司權益	14	9,215	—
長期投資	15	—	778
		547,433	79,284
流動資產			
貿易及其他應收款項	17	14,350	2,402
作抵押存款		68,680	—
現金及現金等值項目	18	319,439	94,016
		402,469	96,418
流動負債			
貿易及其他應付款項	19	7,065	6,624
流動資產淨值		395,404	89,794
資產淨值		942,837	169,078
資本及儲備			
已發行股本	20	40,879	194,160
儲備	22	901,958	(25,082)
		942,837	169,078

綜合現金流量表

截至一九九九年及二零零零年十二月三十一日止年度

	附註	二零零零年 千港元	一九九九年 千港元
經營業務之現金流出淨額	23	(86,613)	(7,893)
投資回報及融資成本			
已付予少數股東之股息		–	(800)
已收利息		28,795	995
非上市投資收入		66	498
財務租賃承擔之已付利息		(140)	–
投資回報及融資成本之現金流入淨額		28,721	693
稅項			
已繳香港利得稅		–	(369)
已繳海外稅項		(212)	(970)
已繳稅項		(212)	(1,339)
投資業務			
購買物業、機器及設備		(101,597)	(1,375)
購買無形資產		(42,748)	(781)
增加長期投資		(206,946)	(11,346)
出售物業、機器及設備之所得款項		1,235	–
收購附屬公司(已扣除所收購之現金及現金等值項目)	25	(3,030)	(2,714)
向聯營公司墊款		(12,463)	–
出售附屬公司	26	(5,068)	–
投資業務之現金流出淨額		(370,617)	(16,216)
融資前之現金流出淨額		(428,721)	(24,755)
融資	27		
發行普通股		742,046	121,071
少數股東提供之資金		–	3
償還財務租賃承擔		(212)	–
融資之現金流入淨額		741,834	121,074
現金及現金等值項目增加		313,113	96,319
於一月一日之現金及現金等值項目		99,875	3,556
於十二月三十一日之現金及現金等值項目		412,988	99,875
現金及現金等值項目之結餘分析			
作抵押存款		68,680	–
定期存款		317,762	91,726
銀行結存及現金		26,546	8,149
		412,988	99,875

財務報表附註

截至二零零零年十二月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司上市。

其主要業務為投資控股，其附屬公司之主要業務載於財務報表附註12。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之標準會計準則及詮釋、香港一般採納之會計準則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策載於下文。

編撰基準
本財務報表乃按歷史成本而編撰。

綜合帳目之基準
綜合財務報表包括本公司及其附屬公司截至二零零零年十二月三十一日止年度之經審核財務報表。於本年內購入或出售之附屬公司業績均由該等公司之實際收購日起或截至實際出售日止計入綜合收益表內。集團內部之所有重要交易已於綜合財務報表內對銷。

商譽
商譽乃指收購代價超逾本集團所佔可分拆資產淨值之公平價值之差額，將於收購附屬公司或聯營公司時與儲備對銷或以直線法按估計可使用年期攤銷至收益表內。負商譽乃指於收購附屬公司或聯營公司當日本集團所佔可分拆資產淨值之公平價值超逾收購代價之差額，並將其撥入儲備。

出售附屬公司或聯營公司投資時，過去與儲備對銷或撥入儲備之相應商譽將撥入出售損益中計算。

附屬公司
附屬公司為一間由本公司直接或間接控制其逾半數投票權或已發行股本或控制其董事會組合或同等監管組織之公司。於公司之資產負債表內，附屬公司之投資乃按成本減任何永久減值準備（如需要）入帳。

聯營公司
聯營公司並非本集團之附屬公司或合營企業，而本集團對其具有重大影響力之公司。

聯營公司之投資以權益會計法在綜合財務報表入帳，首先以原值入帳，其後將根據本集團分佔聯營公司資產淨值之收購後變動而作出調整。綜合收益表反映本年度本集團分佔聯營公司收購後業績。

本集團與聯營公司進行交易之未變現盈虧會撇銷，並以本集團於聯營公司之權益為限，惟未變現虧損證明所轉讓資產出現減值則除外。於上述情況下，未變現盈虧即時計入收益表。

物業、機器及設備

物業、機器及設備乃按成本減累積折舊列帳。

資產之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。資產投入營運後所產生之開支，如維修、保養及大修等費用，一般均於產生期間列作開支。倘能明確顯示該等支出可使該資產預期可取得之日後經濟利益有所增加，則該等支出將撥作資產之額外成本。

當資產之可收回款項降至低於其帳面值，則帳面值將減少以反映下降之價值。在釐定資產之可收回款項時，預計未來流動現金將折讓至現值。

資產出售或退廢時，其成本值及累計折舊會在帳項中扣除，而出售資產所得之任何盈虧亦皆計入收益表內。

物業、機器及設備乃按其估計可使用年期，並扣除自全面運作之日期起估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值：

租賃物業裝修	剩餘租期
辦公室設備、傢俬及裝置	10%-33%
機械及設備	10%-33%
車輛	20%

無形資產

無形資產包括所收購之業務資產及業務合併時產生之商譽（收購附屬公司或聯營公司除外），並按估計可使用年期攤銷。業務資產主要包括業務計劃、業務合約、版權、其他知識產權及客戶名單。

長期投資

長期投資包括證券投資及已完成動畫之投資。

按特定目的持有之長期證券投資乃按成本入帳，並於每個報告日進行減損檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時入帳為開支。

出售證券投資之損益乃按出售時之出售所得款項淨額與證券之帳面值之差額計算。

已完成動畫之投資按成本減董事認為適當之永久減值及攤銷（如適用）撥備。

已完成動畫之投資乃按五年作攤銷撥備。

待售物業

待售物業乃按成本或可變現淨值之較低者入帳。成本包括土地成本、建築費用及其他直接成本(包括發展物業之利息成本)。可變現淨值乃參照管理層對售價之估計,而售價乃按現時市值減所有估計落成物業成本及宣傳與銷售物業所產生之成本而釐定。

存貨

存貨按成本與可變現淨值兩者之較低值入帳。成本包括購買及(在適用情況下)加工成本及將存貨運至現時地點及達至現行狀況所需開支,乃根據先入先出法計算。可變現淨值乃日常業務中之估計售價減以達致完成之估計成本及銷售所需之估計成本。

收入確認

收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

銷售動畫之收入乃於影片交付客戶及所有權獲轉移後確認。

電訊服務之收入乃於向客戶提供服務時確認。

互聯網保安解決方案服務之收入包括互聯網保安解決方案服務收入及電腦軟硬件之銷售。互聯網保安解決方案服務收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入帳。

保險及管理顧問收入乃於提供有關服務時確認入帳。

企業活動管理服務之收入乃於提供活動管理服務時確認入帳。

利息收入乃以本金結餘及適用之利率,按時間比例基準計算。

投資收入乃於本集團確定有權收取款項後確認。

財務租賃承擔

凡有關資產之大部份風險及擁有權之回報均已轉讓予本公司之租約,均列為財務租賃。根據財務租賃持有之資產於收購日期按公平值撥充資本。扣除利息支出後,承租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額,並會按有關租約之期限入帳列作支出,使每個會計年度之餘下承擔有大約一致之支出。

所有其他租約均列作經營租賃,而每年租金按租期以直線法入帳列作支出。

外幣折算

外幣交易均按有關交易日期之滙率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約滙率換算為港元,而滙兌差額計入收益表內。

於綜合帳目時,以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約滙率換算。於綜合帳目時產生之一切滙兌差額均列入滙兌儲備中。

稅項

稅項乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。在稅務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之稅務影響以負債法計算，且僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延稅項。除非遞延稅項資產能毫無疑問得以變現，否則一概不予確認。

退休費用

供款乃於根據計劃規則須支付時入帳為支出。

經營租賃

凡資產擁有權之絕大部分利益及風險由租賃公司保留之租賃，均列為經營租賃。經營租賃之應付租金乃按直線法基準於租賃期內確認為支出。

現金等值項目

綜合現金流量表之現金等值項目指短期及流通性高之投資，而該等投資隨時可兑換成可知數額之現金及該等投資於購入時之到期時限不超過三個月，另扣除由借出日起計三個月內須償還之銀行貸款。

關連人士

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

3. **營業額及收入**

按種類確認之營業額及收入分析如下：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
營業額		
動畫銷售收入	23,473	44,210
電訊服務收入	63,740	1,035
互聯網保安解決方案服務收入	8,292	–
保險及管理顧問服務收入	3,336	–
企業活動管理服務收入	1,284	–
	100,125	45,245
其他收入		
利息收入	28,795	995
非上市投資收入	66	498
	28,861	1,493
收入	128,986	46,738

4. **其他收益／(開支)淨額**

		本集團	
		二零零零年	一九九九年
	附註	千港元	千港元
e-KONG投資業務所得收益		76,051	–
出售已終止業務之收益	5	23,210	–
出售附屬公司之收益／(虧損)		311	(33,673)
出售共同控制企業之虧損		–	(11,284)
其他		336	–
		99,908	(44,957)

e-KONG投資業務所得收益包括出售證券投資之收益。

5. **已終止業務**

於二零零零年六月，本集團向獨立第三者出售所擁有Goldmarket Assets Limited及其附屬公司，包括Colorland Animation Productions Limited(統稱「Goldmarket集團」)之全部權益。Goldmarket集團主要從事製作動畫。出售前之年度內，Goldmarket集團之營業額為23,473,000港元(一九九九年：44,210,000港元)，而經營虧損則為4,049,000港元(一九九九年：936,000港元)。出售Goldmarket集團之溢利23,210,000港元，即出售所得款項減資產淨值之帳面值與應佔商譽。出售之現金影響載於附註26。

6. **除稅前經常業務溢利／(虧損)**

已扣除：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
(a) 融資成本		
財務租賃承擔之融資費用	140	–
(b) 其他項目		
無形資產攤銷	1,163	–
長期投資攤銷	1,000	3,511
豁免共同控制企業之欠款	–	1,200
核數師酬金	1,000	557
壞帳撇銷	42	3,000
壞帳撥備	1,100	–
存貨成本	14,234	21,773
折舊	10,508	3,506
出售物業、機器及設備之虧損	152	319
物業之經營租賃費用	2,685	3,008
員工成本	46,228	27,271

7. 董事酬金

	本集團	
	二零零零年	一九九九年
	千港元	千港元
袍金	–	–
薪金、其他酬金及其他實物利益	3,960	2,350
	3,960	2,350

年內並無向獨立非執行董事支付任何袍金或酬金(一九九九年:無)。

除上述酬金外,若干董事根據本公司僱員購股權計劃獲配授購股權。該等實物利益之詳情載於本通函附錄二「董事之權益」一段內。

本公司所授出之購股權在缺乏現有市場之情況下,董事未能對授予有關董事之購股權價值作出準確評估。

屬於下列薪酬幅度之董事人數如下:

	董事人數	
	二零零零年	一九九九年
港元		
零	6	4
1－1,000,000	–	4
1,500,001－2,000,000	1	–
2,000,001－2,500,000	1	–
	8	8

於年內,概無董事訂立任何安排放棄或同意放棄任何酬金。

最高薪人員酬金

五位最高薪人員包括兩位董事(一九九九年:三位),其酬金詳情已載於上文。其餘三位(一九九九年:兩位)人員之酬金總額如下:

	本集團	
	二零零零年	一九九九年
	千港元	千港元
薪金及其他酬金	3,370	2,840

	人員人數	
	二零零零年	一九九九年
港元		
零－1,000,000	1	–
1,000,001－1,500,000	2	1
1,500,001－2,000,000	–	1
	3	2

8. 税項

由於本集團在本年度出現税務虧損，因此財務報表並無就香港利得税作撥備。

海外税項指按當時税率計算而應繳之中華人民共和國所得税。

税項支出包括：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
香港利得税：		
本年度	–	41
以往年度超額撥備	–	(21)
海外税項	739	719
	739	739

本年度尚未（抵免）／撥備之遞延税項之主要部分如下：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
免税額超過折舊	1,830	187
所產生之税項虧損：		
收購附屬公司	(329)	(2,579)
本年度	(17,623)	(395)
	(16,122)	(2,787)

9. 股東應佔溢利／（虧損）淨額

股東應佔溢利／（虧損）淨額包括已計入綜合收益表之本公司溢利31,713,000港元（一九九九年：虧損70,989,000港元）及由聯營公司保留之虧損1,110,000港元（一九九九年：無）。

10. 每股盈利／（虧損）

	二零零零年 千港元	一九九九年 千港元
股東應佔溢利／（虧損）淨額用作計算每股基本盈利／（虧損）及攤薄盈利	1,302	(78,408)
	二零零零年 股份數目	**一九九九年** 股份數目
普通股之加權平均數用作計算每股基本盈利／（虧損）	1,503,101,780	681,868,558
普通股潛在之攤薄影響：		
購股權	44,453,645	
可換股優先股	37,269,053	
普通股之加權平均數用作計算每股攤薄盈利	1,584,824,478	不適用

由於潛在普通股會減低每股虧損，並視為具反攤薄作用，故並無呈列一九九九年之每股攤薄虧損。

11. 物業、機器及設備

本集團	機械及設備 千港元	車輛 千港元	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本					
於二零零零年一月一日	3,589	487	593	16,523	21,192
收購附屬公司	–	–	63	705	768
添置	86,777	–	1,318	14,296	102,391
出售	(477)	–	(55)	(1,372)	(1,904)
出售附屬公司	(5,492)	(487)	(593)	(14,899)	(21,471)
於二零零零年十二月三十一日	84,397	–	1,326	15,253	100,976
折舊					
於二零零零年一月一日	1,740	316	374	8,293	10,723
收購附屬公司	–	–	3	462	465
本年度折舊	6,850	–	313	3,345	10,508
出售	(97)	–	(14)	(406)	(517)
出售附屬公司	(1,401)	(316)	(374)	(9,161)	(11,252)
於二零零零年十二月三十一日	7,092	–	302	2,533	9,927
帳面淨值					
於二零零零年十二月三十一日	77,305	–	1,024	12,720	91,049
於一九九九年十二月三十一日	1,849	171	219	8,230	10,469

11. 物業、機器及設備(續)

本公司	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本			
於二零零零年一月一日	–	737	737
添置	11	1,117	1,128
出售	–	(229)	(229)
於二零零零年十二月三十一日	11	1,625	1,636
折舊			
於二零零零年一月一日	–	348	348
本年度折舊	4	296	300
出售	–	(196)	(196)
於二零零零年十二月三十一日	4	448	452
帳面淨值			
於二零零零年十二月三十一日	7	1,177	1,184
於一九九九年十二月三十一日	–	389	389

12. 附屬公司權益

	本公司 二零零零年 千港元	本公司 一九九九年 千港元
非上市股份,按成本	–	145,696
永久減值撥備	–	(136,464)
	–	9,232
應收附屬公司款項	537,034	68,885
	537,034	78,117

12. **附屬公司權益(續)**

於結算日之主要附屬公司之詳情如下:

附屬公司名稱	註冊成立/經營地點	已發行及繳足普通股股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
e-Kong Services Limited (前稱Chamford Limited)	英屬處女群島	1美元	100%	–	投資控股
ZONE Group Inc.	開曼群島	100美元	–	100%	投資控股
ZONE Global Limited (前稱TelaPortal Global Limited及Tech Leader Limited)	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited (前稱TelaPortal Limited)	香港	2港元	–	100%	提供電訊服務
ZONE Telecom Pte Ltd (前稱TelaPortal Singapore Pte Ltd及Charlecote Enterprise Pte Ltd)	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	提供電訊服務
ZONE Telecom, Inc.	美國	10美元	–	100%	投資控股
speedinsure Global Limited (前稱Cyber Master Limited)	英屬處女群島	10,000美元	–	70%	投資控股
speedinsure.com Limited (前稱insure-asia.com Limited)	香港	10,000港元	–	70%	提供銷售與履行交收服務
speedinsure Singapore Pte Ltd	新加坡	2新加坡元	–	70%	提供銷售與履行交收服務
EventClicks Global Limited (前稱EventClicks Limited)	英屬處女群島	1,000,000美元	–	100%	投資控股
EventClicks Limited (前稱Charm Linkage Limited)	香港	500,000港元	–	100%	提供企業活動管理服務

12. 附屬公司權益（續）

附屬公司名稱	註冊成立／經營地點	已發行及繳足普通股股本	本公司所持股本百分比 直接	間接	主要業務
EventClicks (Aust) Pty Limited (前稱EventSource Asia Pty Limited)	澳洲	2澳元	–	100%	提供企業活動管理服務
EventClicks Singapore Pte Limited (前稱Bayridge Enterprises Pte Ltd)	新加坡	2新加坡元	–	100%	提供企業活動管理服務
magictel.com Limited	香港	1,000港元	–	100%	提供電訊服務
Bayrise Enterprise Pte Ltd.	新加坡	2新加坡元	–	100%	提供電訊服務
Cardzone Limited (前稱Wide East Limited)	香港	2港元	–	100%	提供電訊服務
NETdefence Company Limited (前稱Polymedia Technology Company Limited)	香港	10,000港元	–	51%	提供互聯網保安解決方案
e-Kong Pillars Holdings Limited (前稱Cybernet Climber Limited)	英屬處女群島	1美元	100%	–	投資控股
e-Kong Pillars Limited (前稱Cyber Eagle Limited)	英屬處女群島	1美元	–	100%	投資控股
e-Kong Ventures Limited (前稱Enrich Investment Holdings Limited)	英屬處女群島	1美元	100%	–	投資控股

本公司董事認為，上述概要列出之本公司主要附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

13. 無形資產

	本集團	
	二零零零年	一九九九年
	千港元	千港元
成本		
於一月一日	781	–
增加	42,748	781
於十二月三十一日	43,529	781
攤銷		
於一月一日	–	–
本年度攤銷	1,163	–
於十二月三十一日	1,163	–
帳面淨值		
於十二月三十一日	42,366	781

年內增加包括34,862,000港元來自合併業務時所產生之商譽(收購附屬公司或聯營公司除外)。

14. 聯營公司權益

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
非上市股份,按成本	3	–	–	–
分佔資產淨值(商譽除外)	(1,260)	–	–	–
	(1,257)	–	–	–
應收聯營公司款項	13,944	–	9,215	–
	12,687	–	9,215	–

下表僅載列聯營公司資料,全部均為非上市公司,並主要影響本集團業績或資產。

聯營公司名稱	註冊成立/經營地點	已發行及繳足股本	所持股本之百份比 公司	所持股本之百份比 附屬公司	主要業務
CIB (Holdings) Limited	英屬處女群島	1,000美元	28%	40%	投資控股
Cyber Insurance Brokers Limited (前稱Expert Gain Limited)	香港	5,000,000港元	28%	100%	保險經紀
Cyber Insurance Brokers (S) Pte Ltd.	新加坡	400,000新加坡元	28%	100%	保險經紀

15. 長期投資

(a) 已完成動畫之投資

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
成本				
於一月一日	12,374	17,523	–	–
增加	2,490	10,568	–	–
撇銷	–	(285)	–	–
減值撥備	–	(15,432)	–	–
出售附屬公司	(14,864)	–	–	–
於十二月三十一日	–	12,374	–	–
攤銷				
於一月一日	8,107	4,881	–	–
本年度攤銷	1,000	3,511	–	–
撇銷	–	(285)	–	–
出售附屬公司	(9,107)	–	–	–
於十二月三十一日	–	8,107	–	–
帳面淨值				
於十二月三十一日	–	4,267	–	–

(b) 證券投資之投資

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
成本減撥備:				
股本證券,非上市	133,456	778	–	778
股本證券,香港以外地區上市	168,925	–	–	–
	302,381	778	–	778
合計	302,381	5,045	–	778

本集團之上市證券投資於結算日之市值為169,642,000港元(一九九九年:無)。

16. 存貨

	本集團	
	二零零零年	一九九九年
	千港元	千港元
成本值:		
原料	–	201
在製品	–	394
製成品	978	–
	978	595

17. 貿易及其他應收款項

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
應收貿易款項				
來自第三者	36,368	6,888	—	—
其他應收款項				
按金、預付款項及其他應收款項	37,423	8,394	14,350	2,402
	73,791	15,282	14,350	2,402

所有貿易及其他應收款項預期於一年內收回。

貿易及其他應收款項所列之應收貿易款項（扣除壞帳撥備），有關帳齡分析如下。

	本集團	
	二零零零年	一九九九年
	千港元	千港元
即期	23,735	—
逾期1至3個月	10,736	6,888
逾期超過3個月但少於12個月	1,897	—
	36,368	6,888

18. 現金及現金等值項目

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
銀行結存及現金	26,546	8,149	6,677	2,290
定期存款	317,762	91,726	312,762	91,726
	344,308	99,875	319,439	94,016

19. 貿易及其他應付款項

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
應付貿易款項				
付予第三者	17,783	2,342	—	—
其他應付款項				
應計費用及其他應付款項	78,378	11,896	477	1,135
應付附屬公司	—	—	5,092	5,470
應付聯營公司	1,496	—	1,496	—
應付予股東	—	19	—	19
	97,657	14,257	7,065	6,624

所有貿易及其他應付款項預期於一年內償還。

19. 貿易及其他應付款項(續)

貿易及其他應付款項所列之應付貿易款項,有關帳齡分析如下。

	本集團 二零零零年 千港元	本集團 一九九九年 千港元
即期	7,244	—
逾期1至3個月	8,525	2,342
逾期超過3個月但少於12個月	2,014	—
	17,783	2,342

20. 已發行股本

	二零零零年 股份數目	二零零零年 價值 千港元	一九九九年 股份數目	一九九九年 價值 千港元
法定股本				
每股面值1港元之優先股				
於一月一日及十二月三十一日	288,929,402	288,929	288,929,402	288,929
每股面值0.02港元之普通股				
於一月一日	1,500,000,000	30,000	750,000,000	15,000
增加普通股	1,500,000,000	30,000	750,000,000	15,000
於十二月三十一日	3,000,000,000	60,000	1,500,000,000	30,000
合計		348,929		318,929

	二零零零年 股份數目	二零零零年 價值 千港元	一九九九年 股份數目	一九九九年 價值 千港元
已發行及繳足股本				
每股面值1港元之優先股				
於一月一日	170,970,968	170,971	170,970,968	170,971
兌換成普通股	(161,290,968)	(161,291)	—	—
於十二月三十一日	9,680,000	9,680	170,970,968	170,971
每股面值0.02港元之普通股				
於一月一日	1,159,449,380	23,189	518,449,380	10,369
發行普通股	230,000,000	4,600	631,000,000	12,620
兌換自優先股	161,290,968	3,226	—	—
行使購股權	9,218,988	184	10,000,000	200
於十二月三十一日	1,559,959,336	31,199	1,159,449,380	23,189
合計		40,879		194,160

20. 已發行股本（續）

(a) 於二零零零年三月一日舉行之股東特別大會通過一項普通決議案，增設1,500,000,000股每股面值0.02港元之普通股，將本公司之法定普通股股本增加至60,000,000港元。

(b) 於二零零零年一月，行使購股權認購本公司每股面值0.02港元之9,168,988股普通股，代價為3,850,975港元。

於二零零零年二月，按每股0.05港元之溢價將合共72,042,000股優先股兌換成72,042,000股每股面值0.02港元之普通股。

於二零零零年二月，本公司按每股0.90港元之價格配售及發行30,000,000股每股面值0.02港元之普通股。所得款項淨額約27,000,000港元將用作本集團之額外營運資金。

於二零零零年二月，本公司按每股3.60港元之價格配售及發行200,000,000股每股面值0.02港元之普通股。所得款項淨額約705,000,000港元正用於拓展業務及作為本集團之額外營運資金。

於二零零零年三月，按每股0.05港元之溢價將合共89,248,968股優先股兌換成89,248,968股每股面值0.02港元之股份。

於二零零零年十一月，行使購股權認購本公司50,000股每股面值0.02港元之普通股，代價為24,500港元。

年內已發行之所有新普通股在各方面均與本公司當時之現有普通股股份享有同等權利。

本集團之現金及銀行存款於結算日為412,988,000港元，主要為上述集資所取得之未動用款項。該等資金將於未來數年用作拓展本集團業務。

(c) 根據本公司之公司細則及兌換日期載於優先股股票背面之規定，優先股持有人可將全部或任何優先股兌換為繳足股款普通股，基準為優先股面值中每1港元可兌換一股每股面值0.02港元之普通股。優先股可於每年之下列任何日期兌換：

(i) 本公司向優先股持有人寄發上一個會計期間之經審核財務報表日期起計30天後之日期；或

(ii) 本公司公佈任何現行會計期間之中期業績日期起計30天後之日期；或

(iii) 董事會書面通知優先股持有人之其他日期，惟有關通知須於該日期前30天或之前發出。

此外，董事會於一九九八年十二月十六日議決，優先股可於每月第二個星期三及最後一個星期三兌換，惟倘有關日期並非營業日，則為下一個營業日。

本公司可根據百慕達公司法或本公司之公司細則之規定於任何兌換日期贖回有關股份，利用本公司原可用作派息或分派予任何類別股份持有人之資金或利用新發行普通股所得款項，以決定贖回數額相等於(i)優先股繳足股本面值或入帳列作繳足股本面值及(ii)相等於上述股本面值百分之五之固定溢價及(iii)未付股息，三者總和之優先股。

21. 購股權

根據本公司於一九九九年十月二十五日所舉行之股東特別大會上通過之僱員購股權計劃（「計劃」），本公司董事會可向合資格僱員授出購股權以認購本公司股份。所授出之任何購股權均可於計劃規則及規例所訂期間行使。認購價由董事會釐定，惟不可低於股份在授出購股權日期前五個交易日之平均收市價之80%或股份面值兩者之較高者。

年內根據計劃向本集團若干董事及僱員授出之購股權變動概要如下：

		購股權數目				
授出日期	行使價	於二零零零年一月一日	年內授出	年內行使	年內失效	於二零零零年十二月三十一日尚未行使
	港元					
一九九九年十月二十五日	0.42	51,630,223	–	9,168,988	350,000	42,111,235
一九九九年十一月十六日	0.49	6,495,000	–	50,000	400,000	6,045,000
一九九九年十二月二十三日	0.60	4,100,000	–	–	150,000	3,950,000
二零零零年一月三日	0.69	–	3,025,000	–	–	3,025,000
二零零零年一月二十日	0.62	–	800,000	–	800,000	–
二零零零年一月二十四日	0.68	–	36,335,000	–	–	36,335,000
二零零零年一月二十五日	0.68	–	2,500,000	–	–	2,500,000
二零零零年三月三日	2.30	–	23,150,000	–	500,000	22,650,000
二零零零年三月六日	2.40	–	50,000	–	50,000	–
二零零零年四月二十八日	1.00	–	6,275,000	–	300,000	5,975,000
二零零零年六月一日	1.02	–	250,000	–	–	250,000
二零零零年八月九日	0.70	–	1,000,000	–	–	1,000,000
二零零零年十月二十五日	0.35	–	10,372,274	–	–	10,372,274
		62,225,223	83,757,274	9,218,988	2,550,000	134,213,509

22. 儲備

	股份溢價	滙兑儲備	資本贖回儲備	其他資本儲備	綜合帳目之儲備	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於一九九九年一月一日	63,956	(35,133)	6	30,573	–	(175,174)	(115,772)
發行股份之溢價	166,858	–	–	–	–	–	166,858
發行股份之支出	(3,407)	–	–	–	–	–	(3,407)
撤銷聯營公司時解除	–	36,250	–	(31,660)	–	–	4,590
收購附屬公司之商譽	–	–	–	–	(62,761)	–	(62,761)
股東應佔虧損淨額	–	–	–	–	–	(78,408)	(78,408)
於一九九九年十二月三十一日	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
發行股份之溢價	912,221	–	–	–	–	–	912,221
發行股份之支出	(16,894)	–	–	–	–	–	(16,894)
出售附屬公司時解除	–	(1,117)	–	1,087	560	–	530
兑換海外附屬公司時之滙兑差額	–	(388)	–	–	–	–	(388)
增購附屬公司權益時產生之商譽	–	–	–	–	(12)	–	(12)
綜合帳目時之商譽	–	–	–	–	(7,122)	–	(7,122)
股東應佔溢利淨額	–	–	–	–	–	1,302	1,302
於二零零零年十二月三十一日	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
本公司							
於一九九九年一月一日	63,956	–	6	–	–	(181,506)	(117,544)
發行股份之溢價	166,858	–	–	–	–	–	166,858
發行股份之支出	(3,407)	–	–	–	–	–	(3,407)
股東應佔虧損淨額	–	–	–	–	–	(70,989)	(70,989)
於一九九九年十二月三十一日	227,407	–	6	–	–	(252,495)	(25,082)
發行股份之溢價	912,221	–	–	–	–	–	912,221
發行股份之支出	(16,894)	–	–	–	–	–	(16,894)
股東應佔溢利淨額	–	–	–	–	–	31,713	31,713
於二零零零年十二月三十一日	1,122,734	–	6	–	–	(220,782)	901,958

於二零零零年十二月三十一日，並無任何可供分派之儲備(一九九九年：無)。

23. 除税前溢利／(虧損)與經營業務之現金流出淨額之調節

	二零零零年 千港元	一九九九年 千港元
除税前溢利／(虧損)	3,995	(75,170)
利息收入	(28,795)	(995)
非上市投資收入	(66)	(498)
財務租賃承擔之利息支出	140	–
折舊	10,508	3,506
出售物業、機器及設備之虧損	152	319
分佔聯營公司業績	1,110	–
長期投資攤銷	1,000	3,511
壞帳撇銷	42	3,000
壞帳撥備	1,100	–
出售附屬公司之(收益)／虧損	(23,521)	33,673
出售共同控制企業之虧損	–	11,284
出售證券投資之收益	(76,051)	–
撇銷聯營公司之虧損	–	4,590
長期投資減值準備	8,904	15,432
豁免共同控制企業之欠款	–	1,200
攤銷無形資產	1,163	–
營運資金變動：		
待售物業	(3,734)	–
存貨	(2,399)	479
貿易及其他應收款項	(70,275)	(7,071)
貿易及其他應付款項	90,114	(1,153)
經營業務之現金流出淨額	(86,613)	(7,893)

24. 主要非現金交易

(a) 年內，本集團向獨立第三者收購若干證券投資，現金總代價相等於19,724,000港元。該證券投資其後以代價相等於95,775,000港元出售，而上述代價由獨立第三者以發行股份之方式支付。

(b) 年內出售附屬公司之代價包括30,000,000港元之證券投資。有關出售之其他詳情載於附註26。

(c) 本集團就辦公室設備訂立財務租賃安排，而於安排生效時之總資本值為794,000港元。

25. 收購附屬公司

	二零零零年 千港元	一九九九年 千港元
所收購之負債淨額:		
物業、機器及設備	303	1,539
貿易及其他應收款項	808	435
現金及現金等值項目	2,219	739
貿易及其他應付款項	(5,203)	(6,821)
	(1,873)	(4,108)
商譽	7,122	62,761
	5,249	58,653
支付方式:		
現金	5,000	–
配發股份	–	55,200
直接成本	249	3,453
	5,249	58,653

有關收購附屬公司之現金及現金等值項目流出淨額分析如下:

	二零零零年 千港元	一九九九年 千港元
現金代價	5,000	–
所收購之現金及現金等值項目	(2,219)	(739)
以現金支付之直接成本	249	3,453
有關收購附屬公司之現金及現金等值項目流出淨額	3,030	2,714

26. 出售附屬公司

	二零零零年 千港元	一九九九年 千港元
所出售之資產淨值:		
物業、機器及設備	10,219	–
長期投資	5,757	–
存貨	2,016	–
貿易及其他應收款項	10,733	–
現金及現金等值項目	5,068	–
貿易及其他應付款項	(12,952)	–
税項	(616)	–
少數股東權益	(14,276)	–
滙兑儲備	(1,117)	–
其他資本儲備	1,087	–
綜合帳目之儲備	560	–
撇銷未攤銷商譽	–	33,673
	6,479	33,673
出售附屬公司之收益／(虧損)	23,521	(33,673)
	30,000	–

26. 出售附屬公司（續）

出售附屬公司之現金及現金等值項目流出淨額分析：

	二零零零年 千港元	一九九九年 千港元
現金代價	–	–
所出售之現金及現金等值項目	5,068	–
有關出售附屬公司之現金及現金等值項目流出淨額	5,068	–

27. 年內融資變動之分析

	股本及股份溢價 千港元	財務租賃承擔 千港元	少數股東權益 千港元
於一九九九年一月一日	74,325	–	10,739
融資現金流入	121,071	–	3
發行股份作為非現金代價	55,200	–	–
本年度應佔溢利	–	–	2,499
付予少數股東之股息	–	–	(800)
於一九九九年十二月三十一日	250,596	–	12,441
融資現金流入／（流出）	742,046	(212)	–
財務租賃安排生效	–	794	–
本年度應佔溢利	–	–	1,954
出售附屬公司	–	–	(14,276)
兌換優先股	161,291	–	–
於二零零零年十二月三十一日	1,153,933	582	119

28. 承擔

經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃，須於下一個年度應付之未償還承擔如下：

	本集團		本公司	
	二零零零年 千港元	一九九九年 千港元	二零零零年 千港元	一九九九年 千港元
經營租賃屆滿期：				
一年內	2,939	1,786	914	893
第二至第五年（包括首尾兩年在內）	2,984	1,350	370	675
	5,923	3,136	1,284	1,568

28. 承擔(續)

資本開支承擔

於結算日,本集團之資本開支承擔如下:

	本集團	
	二零零零年	一九九九年
	千港元	千港元
已批准但未訂約	6,235	19,858
已訂約但未撥備	–	9,818

29. 遞延稅項

於結算日,未撥備之遞延稅項負債/(資產)之主要部分如下:

	本集團	
	二零零零年	一九九九年
	千港元	千港元
免稅額超過折舊	2,187	357
稅項虧損結轉	(28,421)	(10,469)
	(26,234)	(10,112)

基於稅項虧損未知會否於可見將來使用,故潛在之遞延稅項資產並未就用以抵銷日後溢利之稅項虧損於財務報表內確認。

30. 關連人士交易

年內,本集團與SUNDAY Communications Limited(「SUNDAY」)之附屬公司Mandarin Communications Limited(「Mandarin」)訂立協議。根據協議,Mandarin介紹其國際電訊服務客戶予本公司之附屬公司ZONE Limited致電海外。客戶轉介費為7,574,000港元,並入帳列為無形資產。

本公司主席兼執行董事Richard John Siemens先生亦為SUNDAY之執行董事。

31. 比較數字

若干比較數字已重新分類,以符合本年度之呈報方式。

4. 截至二零零一年六月三十日止六個月之未經審核綜合業績

以下為本集團截至二零零一年六月三十日止六個月之未經審核綜合業績：

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
營業額	1	126,923	29,830
銷售成本		(101,170)	(18,596)
毛利		25,753	11,234
利息收入		3,747	14,009
其他收入淨額		–	23,449
		29,500	48,692
分銷成本		(11,296)	–
業務宣傳及市場推廣費用		(20,688)	(17,558)
行政費用		(108,469)	(27,845)
折舊及攤銷		(16,342)	(2,935)
經營溢利／(虧損)		(127,295)	354
財務費用		(105)	–
無形資產及商譽撇銷		(112,956)	–
長期投資減值準備		(118,945)	–
流動投資之未變現持有虧損		(177,283)	–
分佔聯營公司業績		(501)	3
税前(虧損)／溢利		(537,085)	357
税項		–	(739)
税後虧損		(537,085)	(382)
少數股東權益		–	(897)
股東應佔虧損淨額		(537,085)	(1,279)
每股虧損	2		
基本		34.43仙	0.09仙
攤薄		不適用	不適用

附註：

1. 營業額

	截至六月三十日止六個月 二零零一年 千港元	二零零零年 千港元
持續業務	126,923	6,357
已終止業務	–	23,473
	126,923	29,830

2. 每股虧損

計算每股虧損乃按期內股東應佔虧損537,085,000港元（一九九九年：1,279,000港元）及所發行之加權平均普通股股數1,559,963,712（一九九九年：1,438,770,951）為基準。二零零零年及二零零一年之全面攤薄每股虧損未予列示，乃因潛在普通股將減低每股虧損及將被視為反攤薄。

5. 本集團之未經審核經調整綜合有形資產淨值之備考報表

以下為本集團根據二零零零年十二月三十一日經審核綜合資產淨值之備考有形資產淨值，並更新以包括截至二零零一年六月三十日止六個月之未經審核股東應佔虧損淨值及建議供股之影響。

	千港元	千港元
於二零零零年十二月三十一日本集團之經審核綜合資產淨值	841,616	
減：於二零零零年十二月三十一日之無形資產	(42,366)	
於二零零零年十二月三十一日本集團之經審核綜合有形資產淨值		799,250
減：截至二零零一年六月三十日止六個月之未經審核股東應佔虧損淨值	(537,085)	
加：先前於儲備中撇銷之商譽減值虧損	69,335	
無形資產減值虧損及攤銷	42,366	
減：兌換海外附屬公司時之滙兌差額及雜項	(602)	
		(425,986)
建議供股前之備考綜合有形資產淨值		373,264
加：建議供股之估計所得收益淨值		128,000
建議供股後之備考經調整綜合有形資產淨值		501,264
建議供股前之每股備考有形資產淨值（按於最後可行日期已發行1,559,967,336股股份之基準）		0.24港元
建議供股後之每股備考有形資產淨值（按緊隨供股完成後已發行4,699,262,008股股份之基準，並假設概無購股權及可換股優先股在記錄日期或之前獲轉換）		0.11港元

6. 負債

於二零零一年八月三十一日營業結束時，即本通函付印前為確定有關此負債報表之若干資料之最後可行日期，本集團就融資租約及租購合約項下之承擔約有尚未償還之借款約20,000,000港元。

除上文所述及本集團內部間之負債外，於二零零一年八月三十一日營業結束時，本集團並無任何尚未償還之按揭、抵押、債券或其他貸款資本、銀行貸款及透支或其他同類負債、可接納信貸之債項、租購合約或融資租賃下之債項、擔保或其他重大或然負債。

就上述負債報表而言，外幣金額按於二零零一年八月三十一日營業結束時當時之匯率換算為港元。

7. 重大改變

自二零零零年十二月三十一日（即本集團編製最近期經審核報表之日）以來本集團之財務狀況已在惡化，本集團受全球經濟放緩及市場對科技有關公司之負面情緒影響。本集團之未經審核中期業績已在本通函第81頁至第82頁中披露。截至二零零一年首六個月之經營虧損127,000,000港元乃主要由於本集團之業務正在增長階段而產生之成本所致。截至二零零一年首六個月之股東應佔綜合虧損淨額由1,300,000港元上升至537,000,000港元。虧損大幅上升主要是歸因於由商譽及無形資產撇銷及本集團之長期投資和短期投資減值準備所產生之非經常虧損409,000,000港元所致。

本集團將繼續監察及檢討其業務和可用資源並將重整其投資、簡化其業務及加強其財務資源以盡力確保其業務可獲持續增長。

於最後實際可行日期，除截至二零零一年六月三十日止期間向股東披露之中期報告及本通函外，董事並不知悉自二零零零年十二月三十一日（即本集團最近期刊印之經審核財務報表之日）以來在財務或貿易狀況之任何重大改變。

8. 營運資金

董事認為在並無不可預見之情況及計及供股所得款項淨額、本集團之內部資源及可用貸款融資後，本集團尚有充足營運資金以應付其現時之需求。

1. 責任聲明

本通函遵照收購守則及上市規則之規定提供有關本集團之資料。各董事（包括Siemens先生）願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函內所表達之意見乃經審慎周詳之考慮後始行作出，且本通函並無遺漏其他事實，致使本通函所載內容有所誤導。

Siemens先生、Saran先生、Hicks先生及Interventure Group各董事（即Siemens先生、Saran先生及Hicks先生）願就本通函所載資料（有關本集團者則除外）之準確性共同及個別承擔全部責任，及在作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之意見乃經審慎周詳之考慮而作出，本通函並無遺漏其他事實（有關本集團者則除外），致使本通函所載內容有所誤導。

2. 權益披露

(a) 董事之權益

於最後實際可行日期，本公司各董事及主要行政人員在本公司及其聯營公司（定義見披露權益條例）股本或債務證券中擁有根據披露權益條例第二十八條須知會本公司及聯交所之權益（包括彼等根據披露權益條例第三十一條或其附表第一部分被視作或當作擁有之權益），或根據披露權益條例第二十九條須登記於該條例所述登記冊之權益，或根據上市公司董事進行證券交易標準守則之規定，須知會本公司及聯交所之權益如下：

公司名稱	董事名稱	權益性質	股份／購股權數目
e-Kong Group Limited	Siemens先生	公司	110,000,000股股份（附註1）
		個人	28,700,000份購股權（附註2）
	Derrick Francis Bulawa先生	個人	38,518,509份購股權（附註2）

公司名稱	董事名稱	權益性質	股份／購股權數目
	林祥貴先生	個人	10,300,000份購股權（附註2）
	韋雅成先生	個人	100,000股股份

附註：

1. 8,000,000股股份由於香港註冊成立並由Siemens先生控制之公司Siemens Enterprises Limited實益擁有。102,000,000股股份由於英屬處女群島註冊成立並由Siemens先生控制之公司Goldstone Trading Limited實益擁有。

2. 該等購股權根據於一九九九年十月二十五日採納之本公司僱員購股權計劃授出。

於最後實際可行日期：

(i) 除以上披露者外，本公司各董事或主要行政人員概無在本公司或任何聯營公司（定義見披露權益條例）之任何股份、認股權證、期權、可換股證券及有關股份之衍生工具或債券中擁有根據披露權益條例第二十八條須知會本公司及聯交所之任何權益（包括彼等根據披露權益條例第三十一條或其附表第一部份被視作或當作擁有之權益），或根據披露權益條例第二十九條須登記於該條例所述之登記冊之權益，或根據上市公司董事進行證券交易標準守則之規定，須知會本公司及聯交所之權益；

(ii) 概無董事於最後實際可行日期仍然生效且對本集團業務整體而言屬重大之任何合約或安排中擁有重大權益；

(iii) 各董事概無於自二零零零年十二月三十一日（即編制本公司最新公佈之經審核賬目之日期）以來由本集團任何成員公司收購或擬收購或出售或租賃或擬出售或租賃予本公司任何成員公司之任何資產中擁有任何直接或間接權益；

(iv) 除Siemens先生於Interventure Group普通股股本中擁有之33.33%權益外，本公司各董事並無擁有Interventure Group任何證券之權益；

(v) 概無董事將會獲取任何利益作為離職補償或與供股及清洗豁免有關之其他補償；及

(vi) 於本通函所披露除外，HSS集團及任何董事或任何其他人士之間概無訂立以供股之結果或與供股有關之其他方面為條件之協議或安排。

(b) 主要股東之權益

於最後實際可行日期，根據披露權益條例第16(1)條須存置之主要股東名冊顯示，擁有本公司股本中10%或以上之權益如下：

名稱	持有股份數目	佔全部已發行普通股本之百分比
Goldtron	196,717,140	12.61%

根據披露權益條例第16(1)條須存置之主要股東名冊所載，除以上披露者外，董事並不知悉有任何其他人士（本公司董事或主要行政人員除外）於最後實際可行日期，直接或間接實益擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或有關該等股本之任何購股權。

(c) 本公司及其附屬公司

於最後實際可行日期，本公司之任何附屬公司、本公司或其一家附屬公司之退休基金或與本公司有關連之任何基金經理所全權管理之任何基金均無擁有本公司證券之任何權益，而彼等於二零零一年四月十日（即該公佈日期前六個月之日）至最後實際可行日期之期間內亦概無按價值買賣本公司之證券。

於最後實際可行日期，本公司並無持有Interventure Group證券之任何權益。

(d) HSS集團及一致行動人士

於最後實際可行日期，Siemens先生、Saran先生及Hicks先生分別擁有110,000,000股股份、1,140,000股股份及8,835,714股股份，彼等並無擁有任何可換股優先股，惟僅Siemens先生擁有28,700,000份購股權。於最後實際可行日期，Interventure Group及包銷商並無擁有或控制任何股份、可換股優先股或購股權。

於最後實際可行日期，HSS集團及與任何其他人士概無訂立有關轉讓HSS集團所收購之供股股份予該人士之任何協議或諒解備忘錄。

(e) 其他

於最後實際可行日期，德勤企業財務顧問有限公司、嘉洛證券融資有限公司、太平洋興業及摩斯倫會計師事務所概無擁有本公司或HSS集團之任何證券之任何權益，而彼等於二零零一年四月十日至最後實際可行日期之期間內亦概無按價值買賣任何該等證券。

概無任何人士於本通函寄發之前就投票贊成或反對批准供股及清洗豁免之決議案作出不可撤回承諾。

概無任何人士與本公司或其聯繫人士作出收購守則第22條附註8所提述類別之安排。

3. HSS集團及其一致行動之人士買賣股份

HSS集團或任何一致行動之人士於二零零一年四月十日（即該公佈日期前六個月之日）至該公佈日期概無購入任何投票權，而於該公佈日期至最後實際可行日期之期間內，彼等亦無處置本公司任何股份或可換股優先股或購股權。

4. 董事簡歷

(a) 執行董事

Richard John Siemens先生，56歲，主席，為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事，亦為Distacom Communications Limited主席兼創辦成員，從事電訊業務達二十七年。Siemens先生於加拿大出生及長大，受特許會計師訓練，於一九七九年來港。一九八四年，Siemens先生與和記黃埔及摩托羅拉參與成立和記電訊有限公司。Siemens先生作為和記電訊有限公司集團董事總經理之同時，不但參與成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，以及參與和記以「Orange」品牌經營之歐洲流動電訊業務及該公司在歐洲推行電訊服務之策略。

Derrick Francis Bulawa先生，37歲，為行政總裁兼執行董事。作為本公司行政總裁，Bulawa先生負責發展及推行集團獨有的行業匯聚式服務，是集團在策略上的推動者。Bulawa先生在集團與投資者關係方面亦有個人參與，及集團環球服務業務。Bulawa先生曾為衛星電視的主要創辦成員之一，並曾任美國UNIFI Communications首席營運總監，及在亞洲衛星、數據及電訊部門任職。Bulawa先生在美國與亞洲擁有逾十五年的管理及電訊經驗。彼取得美國DeVry科技學院電子工程技術科學士學位。

林祥貴先生，42歲，為本公司執行董事兼企業發展副總裁。林先生負責執行集團之公司策略，並處理主要股東及投資者事項。林先生在本公司董事會中擔當執行董事，發揮著積極作用，彼為本集團獨有業務計劃的創建核心成員之一。彼在紐西蘭、俄羅斯、馬來西亞及新加坡等多國的電訊及資訊科技業內，擁有逾十二年經驗。林先生持有紐西蘭奧克蘭大學工程學士及工程學位碩士。

各執行董事之辦公地址為香港北角渣華道191號嘉華國際中心2101-3室。

(b) 非執行董事

張清來先生，38歲，為一間在新加坡上市之公司Goldtron Limited之執行董事。彼於新加坡、愛爾蘭、馬來西亞及俄羅斯多個集團公司擁有17年經驗。張先生曾出任該等公司之集團會計師及財務董事。張先生為愛爾蘭特許會計師，馬來西亞稅務公會資深會員及馬來西亞會計師（執行會計師）公會會員。彼持有University of Ulster之經濟學及會計學理學士學位。張先生之辦公地址為53 Ubi Road 1, Singapore 408698。

(c) 獨立非執行董事

韋雅成先生，47歲，為韋雅成律師行之顧問。韋先生在加拿大出生並接受教育，其律師執業經驗着重於公司商業法及證券事務方面。彼自一九八五年開始在香港執業，並已在香港於一間在北美歷史悠久並享譽勝名之商業法律師行Phillips & Vineberg任職律師。韋先生於一九七八年取得加拿大律師、大律師及公證人資格，並於一九九二年獲取得英國以及香港律師資格。韋先生之辦公地址為香港中環置地廣場東翼5樓。

Matthew Brian Rosenberg先生，30歲，目前為Global Scheduling Solutions（「GSS」）歐洲及亞洲區營運副總裁。彼加入GSS時已從事互聯網及電訊技術、開拓收入渠道管理及業務策劃超逾8年，具有豐富經驗。最近，Rosenberg先生擔任一間著名內容輸送服務公司Adero, Inc.負責亞洲區銷售及業務拓展之董事職務。彼具有涵括亞歐之國際管理經驗，會多國語言，並在世界各地成功開發業務模式及取得收入。彼持有麻薩諸塞州Amherst大學之日語及西班牙語文學士學位。Rosenberg先生之地址為Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom。

5. 市場價格

下表列示股份於(i)緊接該公佈日期前股份於六個曆月每個月中之最後交易日；(ii)緊接公佈日期前之最後交易日及(iii)最後實際可行日期在聯交所之收市價：

	收市價 港元
二零零一年四月二十七日	0.295
二零零一年五月三十一日	0.365
二零零一年六月二十九日	0.380
二零零一年七月二十七日	0.280
二零零一年八月三十一日	0.142
二零零一年九月二十五日（附註）	0.072
最後實際可行日期	0.050

附註：股份於二零零一年九月二十六日至二零零一年十月十日期間暫停在聯交所買賣，以待發表該公佈。

股份於二零零一年四月十日（該公佈日期前六個月）及最後實際可行日期在聯交所錄得之最低及最高收市價分別為二零零一年十月十五日星期五之0.046港元及二零零一年六月十一日星期一之0.475港元。

6. 重要合約

本集團之成員公司於最後實際可行日期前兩年內並未於一般業務過程中訂立及可能屬重要性質之合約如下：

(a) 包銷協議；

(b) 一份本公司之一間全資附屬公司Zone Telecom, Inc.（「ZTI」）於二零零零年八月五日與 The Furst Group Inc.、Televista, Inc.、Cross Communications Inc.及Allied Global Telecom, Inc.各方（統稱「Furst Group」）訂立之協議，乃有關ZTI向Furst Group收購其若干資產，以供其於美國之IDD及DLD業務之用，代價為12,000,000美元（須受協議所載之條款及條件所規定）；

(c) 多份本公司於二零零零年二月十五日與Goldtron、Goldstone Trading Limited（「GTL」）及APIC International Holdings Limited（「APIC」）各方

訂立之認購協議，乃有關本公司以每股3.60港元之價格向Goldtron、GTL及APIC各方分別發行及配發78,888,000股、102,000,000股及19,112,000股股份，各股份之數目及認購價乃與一份日期為二零零零年二月十五日之配售及包銷協議，按照Goldtron、GTL及APIC各方同意向獨立私人及專業投資者配售之股份數目及價格相等同；

(d) 一份由Summedia.com Inc.（「SUM」）與Charmford Limited（「Charmford」，為本公司之全資附屬公司）於二零零零年二月九日訂立之認購協議，乃有關Charmford認購由SUM發行及配發之700,000單位證券，代價為3,675,000美元。該每個單位證券包括一股SUM股本中每股面值0.01美元之股份（「SUM股份」）及一份認股權證，Charmford根據此認股權證，可於其發出之日起計一年之期限內按7.00美元之價格認購一股SUM股份。

(e) 一份由Charmford與Elmsdale Media Limited（「Elmsdale」）於二零零零年二月三日訂立之認購協議，乃有關由Charmford認購Elmsdale股本中每股面值0.001英鎊之普通股357,142股，代價為4,000,000英鎊；

(f) 一份由本公司與包銷商於二零零零年一月二十四日訂立之配售協議，乃有關本公司須發行及配售以及包銷商據此按每股0.90港元之價格包銷30,000,000股股份（須受協議所載之條款及條件所規定）；及

(g) 一份由Enrich Investment Holdings Limited（「EHIL」，為本公司之全資附屬公司）與SUM於一九九九年十二月八日訂立之認購協議，乃有關EHIL認購由SUM發行及配發之308,000單位證券，代價為1,001,000美元。該每個單位證券包括一股SUM股份及一份認股權證，EHIL根據此認股權證，可於其發出之日起計一年之期限內按4.25美元之價格認購一股SUM股份。

除本通函所披露之分包銷協議之外，於最後實際可行日期前兩年內Interventure Group概無訂立任何重要合約。

7. 訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附公司概無面對任何尚未解決或面臨威脅之重大訴訟或仲裁。

8. 服務合約

於最後實際可行日期，概無董事與本集團之任何成員公司訂立任何服務合約（不包括於一年內到期或可終止而毋須作出賠償（法定賠償除外）之合約）或於作出公佈之前六個月內曾訂立或修訂任何服務合約。

9. 專業人士

太平洋興業及摩斯倫會計師事務所自該公佈日期起任何時間概無於本集團任何成員公司之股本中擁有任何實益權益，或擁有任何權力（無論為法定可強制執行與否）可認購或委託任何人士認購本集團任何成員公司之證券。

太平洋興業及摩斯倫會計師事務所概無於自二零零零年十二月三十一日（即編製本公司最新公佈之經審核賬目之日期）以來由本集團任何成員公司收購或出售或租賃予本公司任何成員公司之任何資產中擁有任何直接或間接權益。

10. 同意書

太平洋興業及摩斯倫會計師事務所已就刊發本通函而分別發出同意書，表示同意以本通函中所出現之形式及涵義轉載彼等各自之函件及引述彼等各自之名稱，且迄今並未撤回彼等之同意書。

11. 本公司之法律顧問、核數師、股份過戶登記處及主要往來銀行

註冊辦事處	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
本公司法律顧問	*香港法律方面：* **王培芬律師事務所** 香港 中環 皇后大道中30號 娛樂行大廈24樓 *百慕達法律方面：* **Conyers, Dill & Pearman** 香港 中環干諾廣場8號 交易廣場第一期2901室

包銷商之法律顧問	**郭葉律師行** (與Andersen Legal 聯營) — 香港 中環置地廣場 告羅士打大廈 37樓
總部及主要營業地點	香港 北角 渣華道191號 嘉華國際中心 2101-3室
授權代表	Derrick Francis Bulawa先生 王培芬女士
核數師	**摩斯倫會計師事務所** 香港執業會計師 香港 銅鑼灣 希慎道33號 利園廣場34樓
百慕達主要股份過戶登記處	**Butterfield Coporate Services Limited** Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
香港股份過戶登記分處	**秘書商業服務有限公司** 香港 干諾道中111號 永安中心5樓
主要往來銀行	**中國銀行(香港)有限公司** **香港上海滙豐銀行有限公司**

12. 一般事項

(a) 本公司之公司秘書為王培芬女士*LLB (Hons)*。

(b) 本公司之註冊辦事處為Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda，而主要營業地點為香港北角渣華道191號嘉華國際中心2101-3室。

(c) Interventure Group之註冊辦事處為英屬處女群島P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola，Interventure Group之通訊地址為香港灣仔軒尼詩道338號北海中心26樓C座。Interventure Group之董事為Siemens先生、Hicks先生及Saran先生，Siemens先生、Saran先生及Hicks先生之通訊地址為香港灣仔軒尼詩道338號北海中心26樓C座。

(d) 嘉洛證券有限公司註冊辦事處之地址為香港中環畢打街11號置地廣場告羅士打大廈3308室。嘉洛證券有限公司之董事為林建興先生、陳蕙姬女士、何鋭光先生及Quam Corporate Services Limited。嘉洛證券有限公司各董事之通訊地址為香港中環畢打街11號置地廣場告羅士打大廈3308室。

(e) 德勤企業財務顧問有限公司註冊辦事處之地址為香港干諾道中111號永安中心21樓。

(f) 嘉洛證券融資有限公司註冊辦事處之地址為香港中環畢打街11號置地廣場告羅士打大廈3308室。

(g) 本通函之中英文版本如有歧義，概以英文為主。

13. 備查文件

下列文件之副本由二零零一年十一月七日至二零零一年十一月二十三日股東特別大會結束前之一般辦公時間內在本公司於香港之主要營業地點（地址為香港北角渣華道191號嘉華國際中心2101-3室）可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本公司截至一九九九年及二零零零年十二月三十一日止兩個年度之年報；

(c) 本公司截至二零零一年六月三十日止六個月之中期財務報告；

(d) 太平洋興業之意見函件，其全文載於本通函第26頁至第49頁；

(e) 本附錄「重要合約」一節所提述之重要合約；

(f) 日期為二零零一年四月六日之本公司通函，內容有關採納附屬公司僱員購股權計劃之規則及程序；及

(g) 本附錄「同意書」一節所提述之同意書。

e-KONG
Convergence through Services

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

茲通告e-Kong Group Limited（「本公司」）謹定於二零零一年十一月二十三日星期五上午十時正假座香港干諾道中一號富麗華酒店三樓翡翠廳舉行股東特別大會，以考慮及酌情通過下列將提呈為普通決議案之決議案：

普通決議案

1. 「**動議**透過額外增設3,000,000,000股每股面值0.02港元之普通股，將本公司之法定股本由348,929,402.00港元增加至408,929,402.00港元，故本公司之法定本將包括6,000,000,000股每股面值0.02港元之普通股及288,929,402股每股面值1.00港元之優先股，新普通股將與本公司股本中每股面值0.02港元之現有普通股在各方面享有相同權益。」

2. 「**動議**待本公司於二零零一年十一月七日寄發予本公司股東之通函（「通函」，本通告為通函之一部份）（註有「A」字樣之通函副本已提呈本大會並由本大會主席簽署以資識別）內「供股之條件」一段所載之全部條件獲達成後，批准發行不少於3,139,294,672股及不超過3,403,191,690股本公司股本中每股面值0.02港元之普通股（「股份」），或於尚未行使之購股權（定義見通函）持有人於記錄日期（定義見通函）根據供股（定義見通函）之條款及在供股之條件限制下行使附於購股權之認購權之情況下，透過供股發行該等更大數目之股份（「供股股份」），並授權本公司董事（「董事」）根據或就供股（不論是否按比例向本公司現有股東提呈、配發或發行）配發及發行供股股份，並謹此特別授權董事在考慮香港以外任何地區之任何法例規定或任何認可之監管機構或股份交易所之規限或責任後在必須或權宜時對海外股東（定義見通函）在此方面之權利或作出取消或其他安排，並執行彼等認為有關使供股生效之該等適當行動及事宜。」

3. 「**動議**待召開股東特別大會（本決議案於該大會上提呈）通告所載之第2項普通決議案獲通過後，批准根據香港公司收購及合併守則第26條豁免註釋註釋1授出之豁免，以豁免HSS集團（定義及詳情見通函）及與其一致行動之人士（包括包銷商）因HSS集團及與其一致行動人士根據供股獲配發及發行不少於239,951,428股供股股份（加上任何額外供股股份，如適用），以及Interventure Group，由Siemens先生，Saran先生及Hicks先生控制之一間公司根據彼等之分包銷承諾所接納最高達1,468,235,294股供股股份，而導致須就供股就本公司全部證券（包括並未由HSS集團及與其一致行動人士持有或同意由彼等認購之股份）提出強制性全面收購建議。」

4. 「**動議**待召開股東特別大會（本決議案於該大會上提呈）通告所載之第2項及第3項普通決議案獲通過後，根據香港公司收購及合併守則（「收購守則」）第26.1條註釋15批准HSS集團及與其一致行動人士於緊隨供股後十二個月期間根據收購守則第26條增購股份。」

5. 「**動議**：

(a) 在本決議案下列條文之限制下，按照所有適用法例並在其規限下，一般及無條件批准本公司董事（「董事」）於有關期間（定義見下文）行使本公司之一切權力，以配發、發行或以其他方式處置本公司股本中每股面值0.02港元之額外普通股（「股份」）或可轉換成股份之證券，或購股權、認股權證或認購任何股份之類似權利，並作出或授予可能需要行使該等權力之認購建議、協議及購股權，以取代及排除先前授予之任何現有授權；

(b) 按本決議案(a)分段如獲批准，將授權董事於有關期間作出或授予在有關期間結束後行使該等權力之認購建議、協議或購股權；

(c) 董事依據本決議案之批准而配發或有條件或無條件同意配發（不論是依據購股權或以其他方式）及發行之股本總面額，但依據以下方式者則除外：

(i) 配售新股；

(ii) 依據本公司不時之細則以股代息發行股份或類似安排配發股份；或

(iii) 依據行使認股權證或任何其他可兑換為股份之證券以認購本公司股份或根據向本公司及／或其任何附屬公司之僱員授出或發行股份而當其時採納之任何購股權計劃或類似安排而發行之股份或行使認股權證以認購本公司股份或根據向本公司及／或其任何附屬公司之僱員授出或發行本公司股份或權利而當其時採納之任何購股權計劃或類似安排之權利（兑換可換股優先股）；行使或贖回換股權；附於本公司股本中每股面值1.00港元可換股優先股不得超逾下列兩項中之較高者：

(i)本決議案通過當日本公司已發行股本總面額之20%；或(ii)本公司經供股股份（上述兩項之定義見通函，註有「A」字樣之通函副本已提呈本大會並由本大會主席簽署以資識別）擴大後已發行股本之總面值之20%，上述批准亦須據此受到限制；

(d) 待本決議案(a)、(b)及(c)分段各獲得通過後，本決議案(a)、(b)及(c)分段所述任何先前向董事授予並仍然有效之批准均予撤銷；及

(e) 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列三者中之最早時間止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司細則規定本公司須舉行下屆股東週年大會之期限屆滿；或

(iii) 本公司股東於股東大會上以普通決議案撤回或修訂本決議案所述授權之日；

「配售新股」指於董事指定期間，向於某指定記錄日期名列股東名冊之本公司或任何類別股份持有人，按照彼等當日所持股份或任何類別股份比例發售股份之建議（惟董事可就零碎股份或因應本公司或其股東適用之任何地區之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必要或權宜地取消此方面之權利或其他安排）。」

承董事會命
e-Kong Group Limited
公司秘書
王培芬

香港，二零零一年十一月七日

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
2101-3室

附註：

1. 凡有資格出席股東特別大會（定義見通函）並於會上投票之股東，均有權委派一位或以上之代表出席，並於股東特別大會上代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人士之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或其他授權文件之副本，最遲須於大會或其任何續會指定召開時間四十八小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。股東於交回代表委任表格後，亦可親身出席大會並於會上投票。

3. 如屬聯名登記持有人，彼等中任何一人均可於股東特別大會上就有關股份親身或委派代表投票，猶如彼獨自持有該等股份一樣，但如超過一名該等聯名持有人親身或委派代表出席股東特別大會，則只有就該等股份而名列本公司股東名冊首位之人士，才有資格就該等股份投票。

4. 隨函附奉適用於股東特別大會之代表委任表格。

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 41 of Exhibit A

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Your Ref:

Direct Line: 2846 7787 (AW)
2846 7761 (KJ)

Our Ref: AW/A940111

Date : 13 November 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

02 MAY -6 PM 12:21

Dear Sirs

Re : e-Kong Group Limited (the "Company")

We refer to our fax dated 7 November 2001 containing a copy of a disclosure form given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company.

On behalf of the above Company, we enclose the original disclosure form.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – **By Fax** (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

Partners :
Angela PF Wang 王培芬
Stephen M Vine 范施德

Consultants :
*# Pat Bobby Ying Ho 賀英
Amanda J Geddes 賈雯玲
Marc HW Lim 林西偉

Associates :
James HK Chan 陳凱光
Roy PC Leung 梁寶釗

Foreign Lawyer :
Kevin L Jones 鍾凱致
(registered in New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.02

(3) Identification of corporation making disclosure

FULL NAME GOLDIRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG –

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK ~~Yes~~/ No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 06 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 189,717,140

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 196,717,140

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: CHONG CHUNG LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: Chong Chung Lai

Date: 07 (Day) 11 (Month) 01 (Year)

王律師事務所

ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 42 of Exhibit A

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 15 November 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we attach copies of 4 disclosure forms given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company. The original forms will follow shortly.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – By Fax (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

Partners :
Angela PF Wang 王培芬
Stephen M Vine 范鵬偉

Consultants :
*# Pat Bobby Ying Ho 賀英
Amanda J Geddes 賈愛梅
Marc HW Lim 林西保

Associates :
James HK Chan 陳凱光
Roy PC Leung 梁寶釗

Foreign Lawyer :
Kevin L Jones 趙啟雲
(registered in New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B. Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.0

(3) Identification of corporation making disclosure

FULL NAME GOLDTRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG —

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

		DAY	MONTH	YEAR
(a)	DATE event or change of circumstances took place giving rise to this duty of disclosure.	07	11	01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 188,217,140

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 189,717,140

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (3) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name CHONG CHING LAI Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: 15 / 11 / 01 (Day Month Year)

Notes:

Ref. No:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: e-KONG GROUP LIMITED STOCK CODE: 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ CLASS: ORDINARY DESCRIPTION BY NOMINAL VALUE: HK$0.0

(3) Identification of corporation making disclosure

FULL NAME: GOLDTRON LIMITED BUSINESS REGISTRATION NO.:

ADDRESS OF REGISTERED OFFICE: 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: -

PLACE OF INCORPORATION: SINGAPORE LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropr

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): CHONG CHING LAI CONTACT PHONE NO.: (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	08	11	01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)): 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 181,717,140

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 188,217,140

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORISED SIGNATORY

Print name CHONG CHING LAI Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: 15 11 01
Day Month Year

C1 (a) 98

Ref No:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.0[illegible]

(3) Identification of corporation making disclosure

FULL NAME GOLDIRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG –

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropri[ate])

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY 09 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7 [illegible]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 175,717,140

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 181,717,140

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (3) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name CHONG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature

Date: 15 / 11 / 01
Day Month Year

[illegible]

Ref. No:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.0[illegible]

(3) Identification of corporation making disclosure

FULL NAME	GOLDTRON LIMITED	BUSINESS REGISTRATION NO.	
ADDRESS OF REGISTERED OFFICE	53 UBI ROAD 1, SINGAPORE 408698		
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG	-		
PLACE OF INCORPORATION	SINGAPORE	LISTED ON SEHK	~~Yes~~ / No * (* Delete as appropri[ate])
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	CHONG CHING LAI	CONTACT PHONE NO	(65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY 12 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 174,217,140

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 175,717,140

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name CHONG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed therein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 15 / 11 / 01
Day Month Year

[illegible]

16-NOV-2001 18:22 ANGELA WANG & CO + 852 2868 0670 P.01/05

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 43 of Exhibit A

王律師事務所 ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0706
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 16 November 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we attach copies of 2 disclosure forms given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company. The original forms will follow shortly.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – **By Fax** (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED — STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ — CLASS ORDINARY — DESCRIPTION BY NOMINAL VALUE HK$0.(

(3) Identification of corporation making disclosure

FULL NAME	GOLDTRON LIMITED
BUSINESS REGISTRATION NO.	
ADDRESS OF REGISTERED OFFICE	53 UBI ROAD 1, SINGAPORE 408698
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG	-
PLACE OF INCORPORATION	SINGAPORE
LISTED ON SEHK	Yes / No * (*Delete as approp
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	CHONG CHING LAI
CONTACT PHONE NO.	(65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. — DAY 14 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) — 1 [X] 2 [ ] 3 [X] 4 [ ] 5 [ ] 6 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 168,717,14(

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 174,217,14(

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (8) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Full name CHONG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 16 11 01
Day Month Year

(Rev. 96)

Ref. No :

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.C

(3) Identification of corporation making disclosure

FULL NAME GOLDTRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG -

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK ~~Yes~~ / No * (*Delete as approp

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY 15 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 166,717,14(

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 168,717,14(

Note Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORISED SIGNATORY

Print name: CHONG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 16 Day 11 Month 01 Year

[illegible]

王律師事務所 (letterhead characters as printed: 王 / 律 / 師 / 事 / 務 / 所)

ANGELA WANG & CO

SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 19 November 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we attach copies of 2 disclosure forms given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company. The original forms will follow shortly.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – **By Fax** (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

Ref. No :

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates. CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.(

(3) Identification of corporation making disclosure

FULL NAME GOLDTRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG -

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK ~~Yes~~ / No * (*delete as approp

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY 16 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 160,217,14

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 166,717,14

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	[illegible] NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: CHONG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 19 Day 11 Month 01 Year

[illegible]

Ref No

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B. Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.0

(3) Identification of corporation making disclosure

FULL NAME GOLDTRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG -

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropr

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to the duty of disclosure.	19	11	01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐ 7

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 121,217,14(

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 160,217,14(

Note Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name CHONG CHING LAI   Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]   Date: 19 11 01
Day Month Year

(7/98 V1)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such movement save for the proposed rights issue as disclosed in the Company's announcement dated 10 October 2001.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Lim Shyang Guey
Director

Hong Kong, 19 November 2001

王律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2840 0768
Email 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 45 of Exhibit A

Your Ref:

Direct Line: 2846 7787 (AW)
2846 7761 (KJ)

Our Ref: AW/A940111

Date : 19 November 2001

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we attach copies of 2 disclosure forms given by Goldtron Limited, a shareholder of the Company, regarding the disposal of shares in the Company. The original forms will follow shortly.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – By Fax (Fax No. 2811 1203)

g:\APF\1994\a940111\Letter\AW.doc

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here)

(2) Relevant share capital in listed company to which notification relates:

CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.

(3) Identification of corporation making disclosure

FULL NAME	COLDTHON LIMITED
BUSINESS REGISTRATION NO.	
ADDRESS OF REGISTERED OFFICE	53 UBI ROAD 1, SINGAPORE 408698
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG	–
PLACE OF INCORPORATION	SINGAPORE
LISTED ON SEHK	YES / No * (*delete as appropriate)
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname first)	CHONG CHING LAI
CONTACT PHONE NO.	(65) 8434368

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY 16 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box numbers) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 160,217,1

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 166,717,1

Note Please also fill in Page 2 for the completion of this disclosure.

(8) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

(9) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION

(10) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (2) (a) of Page 1.

NAME (Surname first for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES

(Please continue on separate sheet if insufficient space available)

AUTHORISED SIGNATORY

Print name: CHUNG CHING LAI

Position held at the company: EXECUTIVE DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: [illegible] Day [illegible] Month [illegible] Year

Form [illegible]

TOTAL P.05

Ref No.

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

PAGE 1

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME e-KONG GROUP LIMITED STOCK CODE 524

(N.B. Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates. CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.0

(3) Identification of corporation making disclosure

FULL NAME GOLDTRON LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE 53 UBI ROAD 1, SINGAPORE 408698

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (IN HONG KONG) -

PLACE OF INCORPORATION SINGAPORE LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) CHONG CHING LAI CONTACT PHONE NO. (65) 8434360

(4) Information disclosed pursuant to Part II of the Ordinance.

DAY MONTH YEAR

(a) DATE relevant event or change of circumstances took place giving rise to the duty of disclosure. 19 11 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☐ 6 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 121,217,141

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 160,217,141

Note: Please also fill in Page 2 for the completion of this disclosure.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 46 of Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movement save for the proposed rights issue as disclosed in the Company's announcement dated 10 October 2001 and the delay in despatch of Circular announcement dated 6 November 2001.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Lim Shyang Guey
Director

Hong Kong, 20 November 2001

HKE 香港交易所

The Stock Exchange of Hong Kong Ltd.

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

23rd November 2001

Our ref: liaca\main\prospect\letter\author\rights\2022311

The Registrar of Companies
15th Floor, Queensway Government Offices,
66 Queensway,
Hong Kong.

Attn: Ms. Rita Ho

Dear Sirs,

AUTHORISATION FOR REGISTRATION

e-Kong Group Limited (the "Company")
Prospectus for Rights Issue (the "Prospectus")

This is to certify that the attached Prospectus and the provisional allotment letter and the form of application for excess Rights Shares (together, the "Application Forms") duly chopped are authorised for registration pursuant to Section 342C of the Companies Ordinance.

The originals of the certificates relating to the translation of the Prospectus and the Application Forms, and the original consent letter given by Moores Rowland are also attached.

Yours faithfully,
For and on behalf of
The Stock Exchange of Hong Kong Limited

Estella Ng
Senior Vice President
Listing Division

EN/FL/eve

Encl.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 48 of Exhibit A

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this prospectus or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited ("the Company"), you should at once hand this prospectus to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares, and the expert consent given by Moores Rowland have been registered by … copy of this prospectus, together with copies of the provisio… in Bermuda for filing in accordance with the requirements o… a and the Securities and Futures Commission of Hong Kong…

Subject to the granting of listings … ined herein), the Rights Shares in their nil-paid and fully-… ttlement in CCASS (as defined herein) with effect from tl… Clearing. Settlement of transactions between participants o… ivities under CCASS are subject to the General Rules of CC…

02 MAY -6 AM 10:34

No provisional allotment letters or … ing registration or filing under any applicable legislation o… s, or distribution of this prospectus or the provisional allot… gly, no person receiving this prospectus, provisional allotn… reat it as an offer of or invitation to apply for the Rights Shares.

The Stock Exchange and Hongkong Clearing take no responsibility for the contents of this prospectus, the attached provisional allotment letter and the form of application for excess Rights Shares, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of these documents.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

RIGHTS ISSUE
OF
NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE OR EVERY ONE CONVERTIBLE PREFERENCE SHARE HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE

Joint financial advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd

Quam Caring for your wealth 嘉洛證券融資有限公司 Quam Capital Limited

Underwriter

Quam Caring for your wealth 嘉 洛 證 券 有 限 公 司 Quam Securities Company Limited

The latest time for acceptance of and payment for the Rights Shares is 4:00 p.m. on Monday, 10th December, 2001. The procedure for acceptance and transfer is set out on pages 24 to 25 of this prospectus.

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains provisions entitling the Underwriter (as defined herein), by notice in writing, to terminate its obligations if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(C) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are not fulfilled or are likely to be not fulfilled for any reason whatsoever; or

(D) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

The Rights Shares, amounting to not less than 3,139,294,672 Rights Shares have been fully underwritten by the Underwriter except for the 239,951,428 Rights Shares which Mr Siemens, Mr Saran and Mr Hicks have agreed to subscribe for or procure the subscription for.

If the Underwriter exercises such right, the obligations of the Underwriter under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

Existing Shares (as defined herein) have been dealt in on an ex-rights basis from Monday, 19th November, 2001. Rights Shares will be dealt with in their nil-paid form from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001 (both dates inclusive). If the Underwriter terminates the Underwriting Agreement (see "Termination of the Underwriting Agreement" on page 8 of this prospectus) at any time before 4:30 p.m. on the second business day following the latest day for acceptance of and payment for the Rights Shares under the Rights Issue or the conditions of the Rights Issue (see "Conditions of the Rights Issue" on page 13 of this prospectus) cannot be fulfilled, the Rights Issue will not proceed.

Any person dealing in Shares or Rights Shares in their nil-paid form between Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001 bear the risk that the Rights Issue may not become unconditional and may not proceed.

Any person dealing or contemplating any dealing in the securities of the Company and/or the Rights Shares in their nil-paid form during this period who is in any doubt about his or her position is recommended to consult his or her own professional adviser.

23rd November, 2001

CONTENTS

	Page
Responsibility statement	1
Definitions	2
Summary of the Rights Issue	7
Termination of the Underwriting Agreement	8
Expected timetable	9
Letter from the Board	10
Appendix I – Financial information on the Group	29
Appendix II – General information	64

RESPONSIBILITY STATEMENT

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this prospectus have been arrived at after due and careful consideration and there are no other facts not contained in this prospectus, the omission of which would make any statement in this prospectus misleading.

Mr Siemens, Mr Saran and Mr Hicks and the directors of Interventure Group (which are Mr Siemens, Mr Saran and Mr Hicks) collectively and individually accept full responsibility for the accuracy of information contained in this prospectus (other than those relating to the Group), and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this prospectus have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group) not contained in this prospectus, the omission of which would make any statement in this prospectus misleading.

In this prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the Company's announcement dated 10th October, 2001 relating to the Rights Issue, the Whitewash Waiver, the Creeper Authorization and the increase in authorized share capital of the Company
"associates"	having the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Concert Parties"	parties acting in concert with the HSS Group within the meaning of the Takeovers Code (including the Underwriter)
"Convertible Preference Share(s)"	the unlisted convertible redeemable preference share(s) of HK$1.00 each of the Company, the holders of which are entitled to convert all or part thereof into Shares on the basis of one Share for every HK$1.00 in nominal value of the preference share. The holders of the preference share(s) are not entitled to vote upon any resolution unless it is a resolution for winding up of the Company or reducing its share capital or modifying any of the special rights attached to the preference share(s)
"Creeper Authorization"	authorization by the Independent Shareholders pursuant to Note 15 of Rule 26.1 of the Takeovers Code
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director

"Goldtron"	Goldtron Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on Singapore Exchange Securities Trading Limited, and which was a Substantial Shareholder at the time when the Company's circular dated 7th November, 2001 was published and has reduced its shareholding interests below 10% as at the Latest Practicable Date
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HSS Group"	Mr Siemens, Mr Saran, Mr Hicks and Interventure Group
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	the independent board committee of the Company, comprising Mr Shane Frederick Weir and Mr Matthew Brian Rosenberg appointed to advise the Independent Shareholders in relation to the Rights Issue, the Whitewash Waiver and the Creeper Authorization
"Independent Shareholders"	all Shareholders excluding the HSS Group, its associates and the Concert Parties
"Interventure Group"	Interventure Group Limited, a company newly incorporated in the British Virgin Islands which is beneficially owned as to 1/3 by Mr Siemens, 1/3 by Mr Saran and 1/3 by Mr Hicks and which is a party acting in concert with Mr Siemens, Mr Saran and Mr Hicks
"Latest Acceptance Date"	being 4:00 p.m. on Monday, 10th December, 2001, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	21st November, 2001, being the latest practicable date prior to the printing of this prospectus for ascertaining certain information contained in this prospectus
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr Hicks"	Mr Bruce Hicks, the beneficial owner of 8,835,714 Shares and a party acting in concert with Mr Siemens, Mr Saran and Interventure Group

"Mr Saran"	Mr Kuldeep Saran, the beneficial owner of 1,140,000 Shares and a party acting in concert with Mr Siemens, Mr Hicks and Interventure Group
"Mr Siemens"	Mr Richard John Siemens, the chairman and an executive director of the Company and the beneficial owner of 110,000,000 Shares and 28,700,000 Share Options with an exercise price of HK$0.68 each and a party acting in concert with Mr Saran, Mr Hicks and Interventure Group
"Overseas Shareholder(s)"	the Shareholder(s) and holder(s) of Convertible Preference Shares whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date and whose registered address(es) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on that date is/are in (a) place(s) outside Hong Kong
"Qualifying Shareholder(s)"	the Shareholder(s), and holder(s) of Convertible Preference Shares other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company or, where appropriate, the register of holders of Convertible Preference Shares on the Record Date
"Record Date"	Friday, 23rd November, 2001, the record date by reference to which entitlements to the Rights Issue will be determined
"Rights Issue"	the issue of not less than 3,139,294,672 Rights Shares on the basis of two Rights Shares for every one existing Share or every one Convertible Preference Share held on the Record Date at a price of HK$0.0425 per Rights Share
"Rights Issue Documents"	this prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)

"SFC"	Securities and Futures Commission
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.02 each in the share capital of the Company
"Share Options"	options granted by the Company to the employees of the Group pursuant to the share option scheme adopted on 25th October, 1999 conferring the holder thereof rights to subscribe in cash for new Shares at exercise prices in the range of HK$0.25 to HK$2.30 in accordance with the scheme, details of which are set out in Appendix I to this prospectus
"Special General Meeting"	the special general meeting of the Company convened on Friday, 23rd November, 2001 to consider the Rights Issue, the Whitewash Waiver, the Creeper Authorization, the proposed increase in authorized share capital of the Company and the general mandate to issue Shares
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Substantial Shareholder"	a person entitled to exercise, or control the exercise of, ten per cent or more of the voting power at any general meeting of the Company
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Trading Day"	a day on which the Stock Exchange is open for trading
"Underwriter"	Quam Securities Company Limited, formerly known as APC Securities Company Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates
"Underwriting Agreement"	the agreement dated 4th October, 2001 entered into between the Company and the Underwriter relating to the underwriting and other arrangements in respect of the Rights Issue (as amended)

"USA"	United States of America
"Whitewash Waiver"	a waiver from the obligation to make a mandatory offer under Rule 26 of the Takeovers Code for the securities of the Company not already owned by the HSS Group and the Concert Parties pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code
"HK$"	Hong Kong dollar(s)
"%"	per cent.

The following information is derived from, and should be read in conjunction with, the full text of this prospectus:

Number of Rights Shares to be issued:	Not less than 3,139,294,672 Rights Shares, representing approximately 201.24% of the total existing issued ordinary share capital of the Company and approximately 66.80% of the Company's issued ordinary share capital as enlarged by the issue of the Rights Shares (assuming no conversion of Share Options prior to the Record Date) and not more than 3,345,791,690 Rights Shares (assuming full exercise of the 131,948,509 Share Options other than the 28,700,000 Share Options held by Mr Siemens)
Basis of the Rights Issue:	Two Rights Shares for every one existing Share, and two Rights Shares for every one Convertible Preference Share, held on the Record Date
Subscription price:	HK$0.0425 per Rights Share, payable in full upon acceptance
Basis of entitlement:	Provisional allotment of Rights Shares will be made to the Qualifying Shareholders
Right of excess application:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue:	Not less than approximately HK$133 million before expenses, and approximately HK$128 million after deducting the estimated expenses of HK$5 million

TERMINATION OF THE UNDERWRITING AGREEMENT

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

The Underwriter may terminate its commitment under the Underwriting Agreement if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(C) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely to be not fulfilled for any reason whatsoever; or

(D) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

Existing Shares have been dealt with on an ex-rights basis from Monday, 19th November, 2001. Dealing in the Rights Shares in their nil-paid form will take place from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001, both days inclusive. If prior to 4:30 p.m., Wednesday, 12th December, 2001, the Underwriter terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Wednesday, 12th December, 2001), and contemplating buying or selling nil-paid Rights Shares between Tuesday, 27th November, 2001 and Wednesday, 5th December, 2001 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

EXPECTED TIMETABLE

	2001
Record Date	Friday, 23rd November
Announcement of the results of the Special General Meeting	Monday, 26th November
First day of dealings in nil-paid Rights Shares	Tuesday, 27th November
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Friday, 30th November
Last day of dealings in nil-paid Rights Shares	Wednesday, 5th December
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Monday, 10th December
Latest time for termination of the Underwriting Agreement	4:30 p.m. on Wednesday, 12th December
Rights Issue expected to become unconditional	4:30 p.m. on Wednesday, 12th December
Announcement of results of Rights Issue, underwriting and number of Rights Shares taken up by Interventure Group and/or the Underwriter if any to appear in newspaper on or before	Friday, 14th December
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares to be despatched on or before	Friday, 14th December
Certificates for fully-paid Rights Shares expected to be despatched on or before	Friday, 14th December
Dealings in fully-paid Rights Shares on the Stock Exchange expected to commence on	10:00 a.m. on Tuesday, 18th December

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr Richard John Siemens
Mr Derrick Francis Bulawa
Mr Lim Shyang Guey

Non-executive Director:
Mr Chong Ching Lai

Independent non-executive Directors:
Mr Shane Frederick Weir
Mr Matthew Brian Rosenberg

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

23rd November, 2001

To the Qualifying Shareholders, and, to the Overseas Shareholders for information purposes only

Dear Sir or Madam,

**RIGHTS ISSUE
OF
NOT LESS THAN 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH
AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF
TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE OR
EVERY ONE CONVERTIBLE PREFERENCE SHARE
HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE**

INTRODUCTION

On 10th October, 2001, the Board announced that the Company proposed to raise approximately HK$133 million before expenses by issuing not less than 3,139,294,672 Rights Shares, at a price of HK$0.0425 per Rights Share, by way of the Rights Issue. The Company will provisionally allot two Rights Shares in nil-paid form for every one existing Share or every one Convertible Preference Share held by Qualifying Shareholders on the Record Date.

On 7th November, 2001, a circular containing information in relation to, amongst other things, details of the Rights Issue, the recommendation of the Independent Board Committee and the advice of the independent financial adviser in respect of the Rights Issue, the Whitewash Waiver and the Creeper Authorization and the notice convening the Special General Meeting was despatched to the Shareholders and holders of Convertible Preference Shares and to holders of Share Options for information purposes only.

A copy of such circular is available for inspection as mentioned in the section headed "Documents Available for Inspection" in Appendix II to this prospectus.

The purpose of this prospectus is to give you further information on, amongst other things, the Rights Issue, the information on dealing in and transfer and acceptance of the Rights Shares, and certain financial and other information of the Group.

RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	Two Rights Shares for every one existing Share, and two Rights Shares for every one Convertible Preference Share held on the Record Date
Number of Shares and Convertible Preference Shares in issue:	1,559,967,336 Shares and 9,680,000 Convertible Preference Shares as at the Latest Practicable Date
Number of Rights Shares:	not less than 3,139,294,672 Shares, representing approximately 201.24% of the total existing issued Shares of the Company and approximately 66.80% of the Company's issued Shares as enlarged by the issue of the Rights Shares (assuming no conversion of Share Options prior to the Record Date)

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be issued and allotted on or before the Record Date, including Shares which may be issued and allotted to holders of Share Options pursuant to any exercise of the subscription rights attaching to the Share Options. As at the Latest Practicable Date, there were 131,948,509 outstanding Share Options. If all of the subscription rights attaching to such Share Options are exercised (except for the 28,700,000 Share Options held by Mr Siemens) and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will increase to 1,663,215,845 and the number of Rights Shares which may be issued pursuant to the Rights Issue will increase to 3,345,791,690.

Under the bye-laws of the Company, where an offer by way of rights is made to holders of Shares, the Company shall make a like offer to holders of the Convertible Preference Shares as if their conversion rights had been exercisable and exercised in full on the Record Date. As such, each holder of a Convertible Preference Share is entitled to two Rights Shares for each Convertible Preference Share held, irrespective of whether the Convertible Preference Share is converted or not. Thus, 19,360,000 Rights Shares will be provisionally allotted in respect of the 9,680,000 Convertible Preference Shares currently in issue whether or not such Convertible Preference Shares are actually converted or not.

There are no other outstanding securities or instruments capable of conversion other than the 9,680,000 Convertible Preference Shares and the 131,948,509 Share Options. The Company expects to raise approximately HK$133 million before expenses through the Rights Issue.

Qualifying Shareholders and Overseas Shareholders

The Company will send this prospectus, the provisional allotment letters and the forms of application for excess Rights Shares to the Qualifying Shareholders only.

The Rights Issue Documents will not be registered or filed under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda. As the Directors are of the view that the offer of Rights Shares to Overseas Shareholders would or might, in the absence of compliance with registration or other special formalities in other jurisdictions, be unlawful or impracticable, the Company will send the Prospectus to Overseas Shareholders for their information only but no provisional allotment of Rights Shares will be made to the Overseas Shareholders and no provisional allotment letter or form of application for excess Rights Shares will be sent to the Overseas Shareholders.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Overseas Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of sale, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars as soon as practicable. Individual amounts of less than HK$100 each will not be so paid but will be retained by the Company for its own benefit.

Subscription price for the Rights Shares

HK$0.0425 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a holder of nil-paid Rights Shares subscribes for the Rights Shares.

The subscription price represents (i) a discount of approximately 40.97% to the closing price of HK$0.072 per Share as quoted on the Stock Exchange on 25th September, 2001, being the last Trading Day immediately before the suspension of trading of the Shares on 26th September, 2001; (ii) a discount of approximately 18.73% to the theoretical ex-rights price of HK$0.0523 per Share based on such closing price of HK$0.072 per Share; and (iii) a discount of approximately 47.53% to the average closing price of approximately HK$0.081 per Share for the ten Trading Days up to and including the last Trading Day immediately before the suspension of trading of the Shares on 26th September, 2001.

The subscription price was agreed after arm's length negotiation between the Company and the Underwriter. The Directors are of the view that such subscription price is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

When allotted, issued and fully paid, the Rights Shares will rank pari passu in all respects with the then existing Shares in issue and holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of issue of the Rights Shares.

Conditions of the Rights Issue

The Rights Issue is conditional upon, among other things, each of the following:

(i) the despatch of the circular in respect of the Rights Issue by the Company to the Shareholders and to the holders of the Convertible Preference Shares;

(ii) the passing by Shareholders at the Special General Meeting of an ordinary resolution to approve the increase in the Company's authorized share capital from HK$348,929,402.00 to HK$408,929,402.00 by the creation of an additional 3,000,000,000 Shares;

(iii) the passing by the Independent Shareholders at the Special General Meeting of an ordinary resolution to approve the Rights Issue;

(iv) the Executive granting to the HSS Group and the Concert Parties a waiver from making a general offer for the securities not already owned by or agreed to be acquired by the HSS Group and the Concert Parties in relation to the Rights Issue under Rule 26 of the Takeovers Code and the approval of the Whitewash Waiver by the Independent Shareholders by way of poll at the Special General Meeting;

(v) the Listing Division of the Stock Exchange having granted (subject to allotment) and not revoked the listing of and permission to deal in the Rights Shares in both their nil-paid and fully-paid forms;

(vi) the Bermuda Monetary Authority having given its consent (if applicable) to the increase in the authorized share capital of the Company and the issue and free transferability of the Rights Shares on their terms; and

(vii) the registration of the Rights Issue Documents with the Registrar of Companies in Hong Kong and the filing of the Rights Issue Documents with the Registrar of Companies in Bermuda.

As the proposed Rights Issue is subject to the above conditions, it may or may not proceed. The above conditions of the Rights Issue cannot be waived by the Company and/or the Underwriter under the terms of the Underwriting Agreement.

As at the date of this prospectus, conditions (i), (ii), (iii), (iv) and (vii) have already been satisfied. In respect of condition (vi), permission under the Exchange Control Act 1972 of Bermuda (and regulations made thereunder) has been received from the Bermuda Monetary Authority in respect of the issue of Shares to persons regarded as non-residents of Bermuda for exchange control purposes subject to the requirement that the Shares are listed on the Stock Exchange. In granting such permission and in accepting this prospectus, the provisional allotment letter and the application form for excess Rights Shares have been submitted for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies of Bermuda accepts any responsibility for the financial soundness of the Group or for the correctness of any statements made or opinions expressed in this prospectus, the provisional allotment letter or the application form for excess Rights Shares.

If any of the above conditions of the Rights Issue are not fulfilled on or around the date of issue of the Rights Issue Documents on Friday, 23rd November, 2001 (or such later date as, in its discretion, the Underwriter may extend, being not later than 5:00 p.m. on Monday, 17th December, 2001), neither the Underwriter nor the Company shall have any rights or be subject to any obligations arising from the Underwriting Agreement to accept their entitlement under the Rights Issue and the Rights Issue will lapse.

The Rights Issue is expected to become unconditional on Wednesday, 12th December, 2001.

UNDERWRITING ARRANGEMENTS

Undertakings from Mr Siemens, Mr Saran and Mr Hicks

Mr Siemens, who as at the Latest Practicable Date controlled companies which were beneficially interested in 110,000,000 Shares representing approximately 7.05% of the issued Share capital of the Company, has given an irrevocable undertaking that all the Shares beneficially owned by these companies will remain registered in their names from the date of the undertaking on 4th October, 2001 to the Record Date, that he will not without the prior written permission of the Executive acquire or dispose of or otherwise deal in the Shares and that he will accept or procure acceptance of these entitlements to the Rights Shares which will be provisionally allotted to these companies as the holder of such Shares under the Rights Issue. Mr Saran and Mr Hicks have given similar undertakings in respect of their respective beneficial shareholdings (directly or via companies controlled by them) of 1,140,000 Shares and 8,835,714 Shares representing respectively 0.073% and 0.57% of the issued Share capital of the Company. As at the Latest Practicable Date, the Underwriter had no shareholding in the Company.

The Rights Shares, amounting to not less than 3,139,294,672 Rights Shares have been fully underwritten by the Underwriter except for the 239,951,428 Rights Shares which Mr Siemens, Mr Saran and Mr Hicks have agreed to subscribe for or procure the subscription for. If the 131,948,509 outstanding Share Options eligible for exercise to subscribe 131,948,509 Shares are fully exercised, and the corresponding Shares are issued on or before the Record Date, the number of Rights Shares to be underwritten by the Underwriter under the Underwriting Agreement shall be 3,163,240,262.

Sub-underwriting

Interventure Group, a company formed for the purpose of the sub-underwriting of Rights Shares has agreed to sub-underwrite not more than 1,468,235,294 Rights Shares representing approximately 50.64% of the 2,899,343,244 underwritten Rights Shares. Interventure Group will receive from the Underwriter a sub-underwriting commission of 2.0% on the amount sub-underwritten. Interventure Group's sub-underwriting obligations are subject to the Underwriter's obligations under the Underwriting Agreement becoming unconditional and not being terminated pursuant to the terms thereof. If, however, by the Latest Acceptance Date, all or any of the Rights Shares underwritten by the Underwriter are not taken up, the Underwriter may at its absolute discretion, call upon Interventure Group or its nominee to subscribe for such proportion of the shortfall, up to the above-mentioned maximum 1,468,235,294 Rights Shares, as the Underwriter may determine.

Underwriting Agreement

Date:	4th October, 2001
Underwriter:	Quam Securities Company Limited (formerly known as APC Securities Company Limited)
Number of Rights Shares underwritten:	not less than 2,899,343,244 but not more than 3,163,240,262
Commission:	3.5% of the total issue price of the Rights Shares underwritten by the Underwriter (save that no commission shall be payable on the Shares which are capable of being issued upon exercise (on or before the Record Date) of the subscription rights attaching to any of the Share Options, unless such rights are actually exercised)

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate its obligations thereunder on the occurrence of certain events.

The Underwriter may terminate its commitment under the Underwriting Agreement if prior to the despatch of the Rights Issue Documents or 4:30 p.m. on the second business day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made or deemed to be made or would, if repeated by reference to facts and circumstances in existence at any time prior to 4:30 p.m. on the second business day after the Latest Acceptance Date, be untrue or incorrect in any material respect;

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement;

(C) any of the conditions to which the obligations of the Underwriter under the Underwriting Agreement are subject are not fulfilled or are likely not to be fulfilled for any reason whatsoever; or

(D) there shall have occurred any change in national or international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred abnormal market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of the Underwriter is or is likely to cause material adverse fluctuations in the availability of the currency or in the interest rates applicable to the Hong Kong dollar or U.S. dollar.

Warning of the risks of dealing in Shares and nil-paid Rights Shares

Existing Shares have been dealt with on an ex-rights basis from Monday, 19th November, 2001. Dealing in the Rights Shares in their nil-paid form will take place from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001, both days inclusive. If prior to 4:30 p.m., Wednesday, 12th December, 2001, the Underwriter terminates the Underwriting Agreement, or any of the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Wednesday, 12th December, 2001), and contemplating buying or selling nil-paid Rights Shares between Tuesday, 27th November, 2001 and Wednesday, 5th December, 2001 (both days inclusive), bear the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may wish to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Group pioneered the concept of converging services with innovative technical solutions. The Group develops and services turnkey operations for global industries including telecommunications (IDD), corporate travel and events, and insurance. The Group's worldwide businesses converge innovative concepts and technology with traditional service values onto one comprehensive platform. By encompassing the sales, customer service, fulfillment, billing and settlement functions from service providing partners, greater choice, value and convenience are offered to customers in highly competitive markets.

ZONE Group Inc. ("ZONE"), a wholly-owned subsidiary of the Company, currently has operations in USA, Hong Kong and Singapore and is considered by the Directors to be a long-term investment of the Group. The other long-term investments are the Group's other service businesses, EventClicks (corporate events management services) and Speedinsure (insurance services). As disclosed in the interim report of the Company for the six months ended 30th June, 2001, the respective proportions by turnover of these three areas of business are approximately 83%, 15% and 1%. The Group also holds other long-term investments comprising minority shareholdings in listed and unlisted technology, media and internet companies. The

Group's accounting policy is to reflect such investments at cost (less provisions for diminution in value and unrealized losses which are considered by the Directors to be of a nature other than temporary).

As stated in the Company's 2001 interim results, the ZONE business in the USA was commercially launched in June, 2001, ZONE Hong Kong is expected to achieve positive earnings before interest, tax, depreciation and amortization by the fourth quarter of 2001 and ZONE Singapore is growing in revenue amidst a difficult local environment. The Company's prime focus in the next twelve months is to achieve a positive cashflow for all its service businesses.

For the Group to continue to pursue its business strategy and to respond quickly to business opportunities, the Directors consider it beneficial to strengthen the Company's capital base and to enhance the Group's financial position. The Rights Issue will, upon completion, raise immediate funds of approximately HK$128 million after deducting the estimated expenses of HK$5 million (assuming no outstanding Share Options are exercised before the Record Date) for the Company. The Directors expect that at least 75% of the net proceeds of the Rights Issue will be used for general working capital purposes for ZONE and that the balance will be used for general working capital purposes for the Group. The Directors expect that the net proceeds raised from the Rights Issue together with the Group's internal resources and available banking and other borrowing facilities, will provide sufficient working capital for its present requirements for at least the next twelve months.

The Rights Issue will help the Group's financial position whilst allowing Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to raise equity capital through the Rights Issue.

FUTURE PLANS AND PROSPECTS OF THE GROUP

The Group has formulated a proven and scalable business model that utilizes technology and redefines the way services are offered. Each of the operating companies has completed the set-up phase, implemented its technology, launched its operations and established its distribution networks. The Group is now in a favourable position to grow its market share in the three chosen industries, namely telecommunications (IDD), corporate travel and event management and insurance. The Group, through its innovative business concept, targets to achieve scalability in its businesses within a relatively short period and without incurring extensive capital outlay.

The ZONE telecommunications business, particularly its operations in USA, is expected to contribute substantially to the growth of the Group's turnover. USA, being the largest International Direct Dial (IDD) and Domestic Long Distance (DLD) market in the world, offers opportunities for growth as there is a high demand from both business and domestic markets for cost effective and efficient telecommunications service providers that offer choice, convenient, quality and best pricing.

ZONE currently has operations in USA, Hong Kong and Singapore. Whilst the Group aims to focus on growing its businesses in these countries, its business model is ubiquitous and readily adaptable in any other country that has a deregulated telecommunications environment that is highly competitive. When appropriate and if the opportunities arise, the Group will expand its businesses to those countries. ZONE's technology, which is being patented in various countries, including USA, Japan and Australia is still unique with no competitor seen entering the market with such business model.

Whilst the Group plans to allocate a substantial proportion of its resources into the ZONE business, particularly to capitalize on the growth opportunities in the USA, it will continue to invest in building its two other businesses (ie Speedinsure and EventClicks) which target the insurance and corporate travel industry respectively. Both these industries, like the telecommunications industry, are amongst the largest growth industries where substantial operational efficiencies can be achieved through using the Group's business methods and technologies.

The Directors are confident that the innovative business concept, the appropriate level of technology and the manner and speed at which the business plans are executed will enable the Group to achieve improved cost efficiencies in delivering the targeted services and to capitalize on its first mover advantage in capturing a further share of the market.

FUTURE INTENTION OF THE HSS GROUP

It is the intention of the HSS Group to continue the business of the Group following the Rights Issue. The HSS Group currently has no intention regarding any major changes to be introduced in the business of the Group including any redeployment of the fixed assets of the Group. It also intends that there will be no material changes to the existing employees of the Company and its subsidiaries.

AMENDMENTS TO THE MANDATORY OFFER PROVISIONS OF THE TAKEOVERS CODE EFFECTIVE FROM 19TH OCTOBER, 2001

After the date of the Announcement, the SFC announced changes to the mandatory offer provisions of the Takeovers Code effective from 19th October, 2001. The changes include, among others:–

- Reduction of the trigger threshold for making a general offer from 35% to 30%; and

- Reduction of the creeper from 5% to 2% in any 12-month period.

Under the revised Takeovers Code, the HSS Group and the Concert Parties are subject to a 30% trigger point for making a general offer and the creeper rule will apply to them in relation to the possible increase in their shareholding interests in the Company. Such possible increase in their shareholding interests may result from:

(i) the HSS Group subscribing for the Rights Shares under their application for excess Rights Shares as Shareholder; and/or

(ii) the HSS Group and the Concert Parties being required to take up Rights Shares pursuant to their undertakings, sub-underwriting commitments or the Underwriting Agreement (as the case may be) in connection with the Rights Issue.

CHANGE IN SHAREHOLDING STRUCTURE AND WHITEWASH WAIVER

The Executive has granted the Whitewash Waiver to the HSS Group and the Concert Parties pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code.

Upon completion of the Rights Issue, the shareholding interests of the HSS Group and the Concert Parties will depend upon the followings:–

- The level of subscription of Right Shares by the Shareholders (other than the HSS Group);

- Whether the Shareholders (other than the HSS Group) will apply for the excess Rights Shares and the number of any excess Rights Shares that may be issued to them;

- Whether the HSS Group will make application for excess Rights Shares and the number of any excess Rights Shares which may be issued to it; and

- Whether the Underwriter will be able to place down the Rights Shares it has taken up pursuant to the Underwriting Agreement in the event that the Rights Issue is not fully subscribed.

As at the Latest Practicable Date, the HSS Group had not indicated whether it intends to make any application for excess Rights Shares.

The shareholding structure of the Company as at the Latest Practicable Date and the prospective final shareholding structure upon completion of the Rights Issue under various scenarios are illustrated below:

	Shareholding structure as at the Latest Practicable Date		Scenario One		Scenario Two	
Mr Siemens	110,000,000	7.05%	330,000,000	6.58%	330,000,000	7.02%
Mr Saran	1,140,000	0.07%	3,420,000	0.07%	3,420,000	0.07%
Mr Hicks	8,835,714	0.57%	26,507,142	0.53%	26,507,142	0.56%
Interventure Group	0	0.00%	1,145,679,118	22.82%	1,468,235,294	31.24%
The Underwriter	0	0.00%	0 *(Note 2)*	0.00%	1,431,107,950	30.47%
	119,975,714	7.69%	1,505,606,260	30.00%	3,259,270,386	69.36%
Public Shareholders *(Note 3)*	1,439,891,622	92.30%	3,400,052,766	67.76%	1,439,891,622	30.64%
Convertible Preference Shareholders	0	0.00%	9,680,000	0.19%	0	0.00%
Share Option holders	0	0.00%	54,430,000	1.08%	0	0.00%
Other Directors *(Note 1)*	100,000	0.01%	48,918,509	0.97%	100,000	0.00%
Total	1,559,967,336	100.00%	5,018,687,535	100.00%	4,699,262,008	100.00%

Notes:

1. *The Directors other than Mr Siemens.*

2. *The Underwriter has not taken up any Rights Shares pursuant to the Underwriting Agreement.*

3. *Including Goldtron.*

Scenario One

This illustrates the subscription level of the Rights Issue by the Shareholders (other than the HSS Group) at and above which the HSS Group and the Concert Parties will result in holding not less than 30% of the voting rights of the Company after the Rights Issue. Accordingly, the HSS Group and the Concert Parties would normally be required to make a general offer for the securities of the Company other than those already owned by or agreed to be acquired by them in relation to the Rights Issue under Rule 26 of the Takeovers Code.

Such subscription level will be around 1,960,161,144 Rights Shares by the Shareholders (other than the HSS Group) representing around 58.59% of the total number of 3,345,791,690 Rights Shares based on the following assumptions:

- Full conversion of the Convertible Preference Shares;
- Full conversion of the Share Options (other than those held by Mr Siemens);
- Holders of Convertible Preference Shares, holders of Share Options and other Directors do not take up their entitlement to 226,057,018 Rights Shares in aggregate;
- The HSS Group take up their full entitlements to Rights Shares;
- The HSS Group do not apply for any excess Rights Shares;
- Out of the 2,879,783,244 Rights Shares entitled by the public Shareholders, they take up 1,960,161,144 Rights Shares (the remaining balance of 919,622,100 Rights Shares are taken up by Interventure Group pursuant to its sub-underwriting commitments);
- The Underwriter is not required to take up any Rights Shares pursuant to the Underwriting Agreement; and
- Interventure Group takes up 1,145,679,118 Rights Shares not subscribed pursuant to its sub-underwriting commitments.

Scenario Two

This illustrates the possible maximum aggregate shareholding interest in the Company of the HSS Group and the Concert Parties upon completion of the Rights Issue, which will be around 69.36% of the Company's enlarged issued share capital, based on the following assumptions:–

- No conversion of the Convertible Preference Shares;
- No conversion of the Share Options;
- The HSS Group take up their full entitlements to Rights Shares;
- The HSS Group do not apply for any excess Rights Shares;
- Interventure Group is required to take up its sub-underwriting commitments in full;

- The Underwriter is required to fulfil its commitments under the Underwriting Agreement in full; and

- The Underwriter will not place down the Rights Shares that it may acquire pursuant to the Underwriting Agreement.

The Executive has granted the Whitewash Waiver to the HSS Group and the Concert Parties pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code.

The HSS Group and the Concert Parties have not acquired any voting rights of the Company for the period commencing on 10th April, 2001 (being the date falling six months immediately prior to the date of the Announcement) and ending on the Latest Practicable Date.

CREEPER AUTHORIZATION

At the request of Mr Siemens, Mr Saran and Mr Hicks, authorization by way of a separate vote by the Independent Shareholders taken on a poll have also been sought, for the purposes of Rule 26 of the Takeovers Code. The Creeper Authorization is not a condition precedent to the Rights Issue.

If the Creeper Authorization is not obtained, then pursuant to Note 15 of Rule 26.1 of the Takeovers Code, the HSS Group and the Concert Parties will be precluded from acquiring additional Shares within the twelve month period immediately following completion of the Rights Issue other than acquisitions and/or disposals within the 2% bands referred to in (i) and (ii) below. If after completion of the Rights Issue, the HSS Group and the Concert Parties hold:

(i) not less than 30% but not more than 32% of the voting rights in the Company, then the HSS Group and the Concert Parties would be deemed to have a lowest percentage holdings of 30% and would be free to acquire and dispose of voting rights within the 2% band above 30%.

(ii) more than 32% but not more than 52% of the voting rights in the Company, then the HSS Group and the Concert Parties would be deemed to have a lowest percentage holding that is 2% less than the percentage holding immediately following completion of the Rights Issue and would be free to dispose of and then acquire voting rights in the Company within such 2% band.

If the Creeper Authorization is obtained, then the HSS Group and the Concert Parties will not be subject to the abovementioned preclusion from acquiring additional Shares in the twelve month period following completion of the Rights Issue, but will otherwise be subject to the provisions of the Takeovers Code.

If the shareholding of the HSS Group and the Concert Parties is less than 30% upon completion of the Rights Issue, the subsequent acquisition by them of any additional Shares or voting rights which will result in their aggregate shareholding being 30% or more of the voting rights in the Company will trigger the general offer obligation.

If upon completion of the Rights Issue, the HSS Group and the Concert Parties hold more than 52% of the issued share capital of the Company, the HSS Group and the Concert Parties will be allowed under the Takeovers Code to increase their shareholding in the Company without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer with or without the Creeper Authorization.

PROCEDURE FOR ACCEPTANCE OR TRANSFER

A provisional allotment letter is enclosed with this prospectus, in case you are a Qualifying Shareholder, which entitles you to take up the number of Rights Shares shown thereon.

If you wish to exercise your rights to subscribe for the Rights Shares, you must lodge the provisional allotment letter in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the branch share registrars of the Company in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Monday, 10th December, 2001. All remittances must be made by cheque or cashier's order in Hong Kong dollars. Cheques must be drawn on an account with, and cashier's orders must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited – Rights Issue Account" and crossed "Account Payee Only".

It should be noted that unless the provisional allotment letter, duly completed together with the appropriate remittance, has been lodged with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Monday, 10th December, 2001, whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled. The Company may (as its sole discretion) treat a provisional allotment letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions.

The provisional allotment letter contains full information regarding the procedure to be followed if you wish to accept only part of your provisional allotment or if you wish to renounce all or part of your provisional allotment.

If you wish to accept only part of your provisional allotment or transfer a part of your rights to subscribe for the Rights Shares provisionally allotted thereunder, or to transfer your rights to more than one person, the entire provisional allotment letter must be surrendered and lodged for cancellation by not later than 4:00 p.m. on Friday, 30th November, 2001 to Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong who will cancel the original provisional allotment letter and issue new provisional allotment letters in the denominations required, which will be available for collection within three business days from the date of lodgment. No fee will be charged for splitting of provisional allotment.

None of the Rights Issue Documents has been registered or filed under the securities or equivalent legislation of any jurisdiction other than Hong Kong and Bermuda. Accordingly, it is the responsibility of anyone outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself, before acquiring any rights to subscribe for the provisionally allotted Rights Shares, as to the observance of the laws and regulations of all relevant territories, including the obtaining of any governmental or other consents and to pay any taxes and duties required to be paid in such territory in connection therewith. No application for Rights Shares will be accepted from any person whose registered address is, or as the holder of such Rights Shares would be, in any territory outside Hong Kong. The Company reserves the right to refuse to accept any application for Rights Shares if it believes that such acceptance would violate the applicable securities or other laws or regulations of any jurisdiction other than Hong Kong.

Completion and return of a provisional allotment letter by any person outside Hong Kong will constitute a warranty and representation to the Company, by such person, that all registration, legal or regulatory requirements of all relevant jurisdictions in connection with the provisional allotment letter, have been, or will be, complied with.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in their nil-paid form shall have been validly transferred without interest, by means of cheques despatched by the ordinary post at the risk of such Qualifying Shareholders or such other persons on or before Friday, 14th December 2001.

All documents, including the cheques for amount due, will be sent by ordinary post at the risk of the relevant applicants, or other persons entitled thereto, to their registered addresses.

APPLICATION FOR EXCESS RIGHTS SHARES

A form of application of excess Rights Shares is enclosed with this prospectus, in case you are a Qualifying Shareholder, which entitles you to apply for excess Rights Shares.

Qualifying Shareholders shall be entitled to apply for any unsold entitlements of Overseas Shareholders and any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. Excess Rights Shares will be allotted by the Directors in their absolute discretion on a fair and equitable basis.

If you wish to apply for any Rights Shares in addition to your provisional allotment under the Rights Issue, you must complete and sign the form of application for excess Rights Shares, and lodge the form of application for excess Rights Shares, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Monday, 10th December, 2001. All remittances must be made by cheque or cashier's order in Hong Kong Dollars. Cheques must be drawn on an account with, and cashier's order must be issued by, a bank in Hong Kong and made payable to "e-Kong Group Limited – Excess Application Account" and crossed "Account Payee Only". Secretaries Limited will notify you of any allotment of excess Rights Shares made to you, which allotment will be allocated on a fair and reasonable basis to be decided at the sole discretion of the Board.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any form of application for excess Rights Shares in respect of which the accompanying cheque is dishonoured on first presentation is liable to be rejected.

If the Underwriter exercises the right to terminate its obligations under the Underwriting Agreement, the monies received in respect of applications for excess Rights Shares will be returned to the Qualifying Shareholders without interest, by means of cheques despatched by ordinary post at the risk of such Qualifying Shareholders on or before Friday, 14th December, 2001.

If no excess Rights Shares are allotted to the Qualifying Shareholders, a refund cheque for the full amount tendered on application is expected to be posted to the Qualifying Shareholders on or before Friday, 14th December, 2001. If the number of excess Rights Shares allotted to the Qualifying Shareholders is less than that applied for, a cheque for the surplus application monies is expected to be posted to the Qualifying Shareholders on or before Friday, 14th December, 2001.

The form of application for excess Rights Shares is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques for amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

APPLICATION FOR LISTING AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid form will take place from Tuesday, 27th November, 2001 to Wednesday, 5th December, 2001, both days inclusive.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of Hongkong Clearing, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any Trading Day is required to take place in CCASS on the second Trading Day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements will be made to enable the Rights Shares in both their nil-paid and fully-paid forms to be admitted into CCASS.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 4,000 Shares which is the same board lot size as the existing Shares trading on the Stock Exchange. Dealings in the nil-paid and fully-paid Rights Shares will be subject to payment of stamp duty in Hong Kong.

ADJUSTMENT TO THE NUMBER AND SUBSCRIPTION PRICE OF THE SHARE OPTIONS

Pursuant to the terms of the share option scheme adopted by the Company on 25th October, 1999, the Rights Issue may constitute an event giving rise to an adjustment to the subscription price of and/or the number or nominal amount of Shares comprised in the outstanding Share Options. The Company will notify all holders of the Share Options of the details of any such adjustments by way of a separate announcement.

CERTIFICATES FOR RIGHTS SHARES

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to those who have accepted (and where applicable applied for) and paid for the Rights Shares by ordinary post at their own risk to their registered addresses by Friday, 14th December, 2001.

In the case of joint applicants, certificates for the fully-paid Rights Shares will be posted to the registered address of the applicants whose name fist appears on the register of members of the Company.

Where entitlements to Rights Shares exceed one board lot, it is proposed, so far as is practicable, to issue certificates for Shares in board lots of 4,000 Shares with a certificate for the balance, if any.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this prospectus.

Yours faithfully,
For and on behalf of the Board
e-Kong Group Limited
Derrick Francis Bulawa
Director

1. SHARE CAPITAL

The authorized and issued share capital of the Company as at the Latest Practicable Date and immediately following completion of the Rights Issue was/will be as follows:

Authorized:

		HK$
288,929,402	Convertible Preference Shares at the Latest Practicable Date	288,929,402.00
3,000,000,000	Shares as at the Latest Practicable Date	60,000,000.00
3,000,000,000	Shares proposed to be created by an increase in authorized share capital as set out in ordinary resolution number 1 in the notice of the Special General Meeting	60,000,000.00
6,000,000,000		120,000,000.00

Issued and fully paid:

9,680,000	Convertible Preference Shares as at the Latest Practicable Date	9,680,000.00
1,559,967,336	Shares as at the Latest Practicable Date	31,199,346.72
3,139,294,672	Rights Shares to be issued assuming no exercise of the Share Options and no Convertible Preference Shares are converted prior to the Rights Issue	62,785,893.44
4,699,262,008	Shares immediately after the Rights Issue	93,985,240.16

All Shares in issue rank pari passu in all respects with each other, including in particular as to dividends, voting rights and capital.

The Shares are listed on the Stock Exchange and none of the securities of the Company are listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

The Rights Shares, when fully-paid, and the Convertible Preference Shares when converted will rank pari passu in all respects with the then existing Shares in issue, including as to the right to receive all future dividends and other distributions which may be declared, made or paid after the date of issue of the Rights Shares and the Shares issued as a result of conversion of the Convertible Preference Shares respectively.

Share Options

On 25th October, 1999, the Company approved a share option scheme under which the Directors may, at their discretion, invite any full-time employees and/or executive directors of the Group to take up options to subscribe for Shares at any time until 24th October, 2009. The maximum number of Shares in which options can be granted may not exceed 10% of the issued share capital of the Company, excluding any Shares issued on the exercise of the Share Options from time to time.

The options granted are exercisable in accordance with the terms and restrictions contained in the respective offer letters. Options outstanding as at the Latest Practicable Date carry rights to subscribe in cash for new Shares at initial subscription prices of between HK$0.25 and HK$2.30, subject to adjustment, and can be exercised during various exercise periods with expiry up to and including 24th October, 2009. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 131,948,509 additional Shares.

Subject to the completion of the Rights Issue, the subscription price of and/or the number or nominal amount of Shares comprised in the outstanding Share Options will be subject to adjustments. Such adjustments will be certified by the auditors of the Company.

Convertible Preference Shares

As at the Latest Practicable Date, the Company had in issue 9,680,000 Convertible Preference Shares. These are unlisted convertible redeemable preference shares of HK$1.00 each of the Company, the holders of which are entitled to convert all or part thereof into Shares on the basis of one Share for every HK$1.00 in nominal value of Convertible Preference Share.

Save as disclosed above, the Company did not have any other options, warrants and other convertible securities in issue as at the Latest Practicable Date.

2. FINANCIAL SUMMARY OF THE GROUP

A summary of the audited consolidated profits and loss accounts of the Group for the five years ended 31st December, 2000, as extracted from the annual reports of the Group for the respective years and reclassified/restated as appropriate, is set out below.

	Results of the Group for the year ended 31st December,				
	2000	**1999**	**1998**	**1997**	**1996**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	76,652	44,210	54,334	48,557	84,678
Discontinued operations	23,473	1,035	–	28,160	79,915
	100,125	45,245	54,334	76,717	164,593
Profit/(Loss) from operations	5,105	(75,170)	(55,323)	(56,790)	(8,025)
Share of results of associates	(1,110)	–	–	(21,478)	–
Profit/(Loss) before taxation	3,995	(75,170)	(55,323)	(78,268)	(8,025)
Taxation	(739)	(739)	(1,763)	(1,366)	7
Profit/(Loss) from ordinary activities after taxation	3,256	(75,909)	(57,086)	(79,634)	(8,018)
Minority interests	(1,954)	(2,499)	(6,469)	(6,154)	(920)
Net profit/(loss) attributable to shareholders	1,302	(78,408)	(63,555)	(85,788)	(8,938)
Earnings/(Loss) per share					
Basic	0.09 cent	(11.5 cents)	(14.3 cents)	(24.4 cents)	(2.8 cents)
Diluted	0.08 cent	N/A	N/A	N/A	N/A

The Company did not declare any dividends for the five years ended 31st December, 2000.

3. SUMMARY OF THE AUDITED FINANCIAL INFORMATION OF THE GROUP FOR EACH OF THE TWO YEARS ENDED 31ST DECEMBER, 1999 AND 31ST DECEMBER, 2000

Set out below are the consolidated income statements, the consolidated statements of recognised gains and losses, the consolidated cash flow statements for each of the two years ended 31st December, 1999 and 2000 and the balance sheets as at 31st December, 1999 and 2000 of the Group and the Company together with the relevant notes as extracted from the annual report of the Group for the year ended 31st December, 2000.

CONSOLIDATED INCOME STATEMENT

For the years ended 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
Turnover	3	100,125	45,245
Cost of sales		(72,570)	(23,104)
Gross profit		27,555	22,141
Other revenue	3	28,861	1,493
Other net income/(expenses)	4	99,908	(44,957)
Distribution costs		(6,086)	(480)
Business promotion and marketing expenses		(43,623)	–
Administrative expenses		(86,180)	(25,283)
Other operating expenses		(6,286)	(12,652)
Profit/(Loss) from operations		14,149	(59,738)
Finance costs	6	(140)	–
Provision for diminution in value of long-term investments		(8,904)	(15,432)
Share of results of associates		(1,110)	–
Profit/(Loss) from ordinary activities before taxation	6	3,995	(75,170)
Taxation	8	(739)	(739)
Profit/(Loss) from ordinary activities after taxation		3,256	(75,909)
Minority interests		(1,954)	(2,499)
Net profit/(loss) attributable to shareholders	9 & 22	1,302	(78,408)
Earnings/(Loss) per share	10		
Basic		0.09 cent	(11.50 cents)
Diluted		0.08 cent	N/A

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the years ended 31st December, 1999 and 2000

	2000	**1999**
	HK$'000	*HK$'000*
Exchange difference on translation of foreign subsidiaries	(388)	–
Exchange reserve released on disposal of subsidiaries	(1,117)	–
Exchange reserve released on associates written off	–	36,250
Other capital reserve and reserve on consolidation released on disposal of subsidiaries	1,647	–
Other capital reserve released on associates written off	–	(31,660)
Net profit/(loss) attributable to shareholders	1,302	(78,408)
Total recognised gains/(losses)	1,444	(73,818)
Goodwill eliminated directly against reserves	(7,122)	(62,761)
Goodwill arising on acquisition of further interests in a subsidiary	(12)	–
	(5,690)	(136,579)

CONSOLIDATED BALANCE SHEET
As at 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	11	91,049	10,469
Intangible assets	13	42,366	781
Interests in associates	14	12,687	–
Long-term investments	15	302,381	5,045
		448,483	16,295
Current assets			
Properties held for sale		3,734	–
Inventories	16	978	595
Trade and other receivables	17	73,791	15,282
Pledged deposits		68,680	–
Cash and cash equivalents	18	344,308	99,875
		491,491	115,752
Current liabilities			
Trade and other payables	19	97,657	14,257
Obligations under finance leases		582	–
Taxation		–	89
		98,239	14,346
Net current assets		393,252	101,406
Total assets less current liabilities		841,735	117,701
Minority interests		119	12,441
NET ASSETS		841,616	105,260
CAPITAL AND RESERVES			
Issued capital	20	40,879	194,160
Reserves	22	800,737	(88,900)
		841,616	105,260

BALANCE SHEET

As at 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	11	1,184	389
Interests in subsidiaries	12	537,034	78,117
Interests in associates	14	9,215	–
Long-term investments	15	–	778
		547,433	79,284
Current assets			
Trade and other receivables	17	14,350	2,402
Pledged deposits		68,680	–
Cash and cash equivalents	18	319,439	94,016
		402,469	96,418
Current liabilities			
Trade and other payables	19	7,065	6,624
Net current assets		395,404	89,794
NET ASSETS		942,837	169,078
CAPITAL AND RESERVES			
Issued capital	20	40,879	194,160
Reserves	22	901,958	(25,082)
		942,837	169,078

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31st December, 1999 and 2000

	Notes	2000 HK$'000	1999 HK$'000
Net cash outflow from operating activities	23	(86,613)	(7,893)
Returns on investments and servicing of finance			
Dividend paid to minority shareholders		–	(800)
Interest received		28,795	995
Income from unlisted investments		66	498
Interest on obligations under finance leases		(140)	–
Net cash inflow from returns on investments and servicing of finance		28,721	693
Taxation			
Hong Kong Profits Tax paid		–	(369)
Overseas tax paid		(212)	(970)
Tax paid		(212)	(1,339)
Investing activities			
Purchase of property, plant and equipment		(101,597)	(1,375)
Purchase of intangible assets		(42,748)	(781)
Additions of long-term investments		(206,946)	(11,346)
Proceeds from disposal of property, plant and equipment		1,235	–
Purchase of a subsidiary (net of cash and cash equivalents acquired)	25	(3,030)	(2,714)
Advances to associates		(12,463)	–
Disposal of subsidiaries	26	(5,068)	–
Net cash outflow from investing activities		(370,617)	(16,216)
Net cash outflow before financing activities		(428,721)	(24,755)
Financing	27		
Issue of ordinary shares		742,046	121,071
Capital contributed by minority shareholders		–	3
Repayment of obligations under finance leases		(212)	–
Net cash inflow from financing		741,834	121,074
Increase in cash and cash equivalents		313,113	96,319
Cash and cash equivalents at 1st January		99,875	3,556
Cash and cash equivalents at 31st December		412,988	99,875
Analysis of the balances of cash and cash equivalents			
Pledged deposits		68,680	–
Fixed deposits		317,762	91,726
Bank balances and cash		26,546	8,149
		412,988	99,875

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31st December, 2000

1. **GENERAL**

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited.

Its principal activity is investment holding and those of its subsidiaries are set out in note 12 to the financial statements.

2. **PRINCIPAL ACCOUNTING POLICIES**

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation
The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation
The consolidated financial statements incorporate the audited financial statements of the Company and its subsidiaries for the year ended 31st December, 2000. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Inter-company balances and transactions within the Group have been eliminated on consolidation.

Goodwill
Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate and is eliminated against reserves immediately on acquisition or amortised on a straight-line basis to the income statement over its estimated useful economic life. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate over the purchase consideration, is credited to reserves.

On the disposal of an investment in a subsidiary or an associate, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Subsidiaries
A subsidiary is an enterprise, in which the Company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are stated at cost less provision, if necessary, for any permanent diminution in value.

Associates
An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally recognised as an expense in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

When the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are discounted to their present values.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Office equipment, furniture and fittings	10% - 33%
Machinery and equipment	10% - 33%
Motor vehicles	20%

Intangible assets
Intangible assets comprise business assets acquired and goodwill arising on business combination (other than acquisition of a subsidiary or an associate) and are amortised over their estimated useful life. Business assets include mainly business plans, business contracts, copyrights, other intellectual property rights and customers list.

Long-term investments
Long-term investments include investments in investment securities and finished animated films.

Investment securities held for an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their values, which is expected to be other than temporary. The amount of provisions is recognised as an expense in the period in which the decline occurs.

The profit or loss on disposal of investment securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

Investments in finished animated films are carried at cost, less provisions for any permanent diminution in value deemed appropriate by the directors and amortisation, where appropriate.

Amortisation is provided to write off the cost of the investments in finished animated films over a period of five years.

Properties held for sale
Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, construction expenditure and other direct costs, including interest costs, attributable to the development of the properties. Net realisable value is determined by reference to management estimates of the selling price based on prevailing market conditions, less all estimated costs to completion and costs to be incurred in marketing and selling the properties.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Sale of animated films is recognised when films are delivered to the customers and title has passed.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of internet security solution services includes internet security solution services income and sale of computer hardware and software. Internet security solution services income is recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Insurance and management consulting income is recognised when related services are rendered.

Income in respect of corporate events management services is recognised when the events management services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Investment income is recognised when the Group's right to receive payment is established.

Obligations under finance leases
Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Company. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liabilities to the lessor, net of interest charges, is included in the balance sheet as finance lease obligations. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are recognised as an expense over the term of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

All other leases are classified as operating leases and the annual rentals are recognised as an expense on a straight-line basis over the lease terms.

Foreign currencies
Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the financial statements of overseas subsidiaries denominated in currencies other than Hong Kong dollars, are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation
The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting year from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Pension costs
Contributions are recognised as an expense as they become payable in accordance with the rules of the scheme.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recognised as expenses on the straight-line basis over the lease terms.

Cash equivalents
Cash equivalents in the consolidated cash flow statement represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advance.

Related party
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Turnover		
Sale of animated films	23,473	44,210
Telecommunication services income	63,740	1,035
Internet security solution services income	8,292	–
Insurance and management consulting services income	3,336	–
Corporate events management services income	1,284	–
	100,125	45,245
Other revenue		
Interest income	28,795	995
Income from unlisted investments	66	498
	28,861	1,493
Revenue	128,986	46,738

4. OTHER NET INCOME/(EXPENSES)

		Group	
		2000	1999
	Note	*HK$'000*	*HK$'000*
Gain realised from e-Kong venture operations		76,051	–
Gain on disposal of discontinued operations	5	23,210	–
Gain/(Loss) on disposal of subsidiaries		311	(33,673)
Loss on disposal of a jointly controlled entity		–	(11,284)
Others		336	–
		99,908	(44,957)

Gain realised from e-Kong venture operations comprised gain on disposal of investment securities.

5. DISCONTINUED OPERATIONS

In June 2000, the Group disposed of its 100% shareholding in Goldmarket Assets Limited and its subsidiaries, including Colorland Animation Productions Limited (collectively the "Goldmarket Group") to an independent third party. The Goldmarket Group was principally engaged in animation film production. During the year and prior to its disposal, the Goldmarket Group had turnover of HK$23,473,000 (1999: HK$44,210,000) and an operating loss of HK$4,049,000 (1999: HK$936,000). A profit on disposal of HK$23,210,000 arose upon the disposal of the Goldmarket Group, being the proceeds of disposal less the carrying amount of its net assets and attributable goodwill. The cash effects of the disposal are set out in note 26.

6. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group	
	2000	1999
	HK$'000	*HK$'000*
(a) Finance costs		
Finance charges on obligations under finance leases	140	–
(b) Other items		
Amortisation of intangible assets	1,163	–
Amortisation of long-term investments	1,000	3,511
Amount due from a jointly controlled entity waived	–	1,200
Auditors' remuneration	1,000	557
Bad debts written off	42	3,000
Provision for bad debts	1,100	–
Cost of inventories	14,234	21,773
Depreciation	10,508	3,506
Loss on disposal of property, plant and equipment	152	319
Operating lease charges on premises	2,685	3,008
Staff costs	46,228	27,271

7. DIRECTORS' REMUNERATION

	Group 2000	Group 1999
	HK$'000	*HK$'000*
Fees	–	–
Salaries, other emoluments and other benefits in kind	3,960	2,350
	3,960	2,350

No fees or emoluments was paid to the independent non-executive directors during the year (1999: Nil).

In addition to the above emoluments, certain directors were granted share options under the Company's Employee Share Option Scheme. Details of these benefits in kind are disclosed under the paragraph "Interests of the Directors" in Appendix II of this prospectus.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors were within the following bands:

HK$	Number of directors 2000	Number of directors 1999
Nil	6	4
1 – 1,000,000	–	4
1,500,001 – 2,000,000	1	–
2,000,001 – 2,500,000	1	–
	8	8

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the five individuals with the highest emoluments, two (1999: three) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three (1999: two) individuals were as follows:

	Group 2000	Group 1999
	HK$'000	*HK$'000*
Salaries and other emoluments	3,370	2,840

HK$	Number of individuals 2000	Number of individuals 1999
Nil – 1,000,000	1	–
1,000,001 – 1,500,000	2	1
1,500,001 – 2,000,000	–	1
	3	2

8. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Overseas taxation represents income tax payable in the Peoples' Republic of China and is calculated at the prevailing rate.

The charge comprises:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Hong Kong Profits Tax:		
Current year	–	41
Overprovision in respect of previous year	–	(21)
Overseas taxation	739	719
	739	739

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	1,830	187
Tax losses arising:		
Acquisition of a subsidiary	(329)	(2,579)
Current year	(17,623)	(395)
	(16,122)	(2,787)

9. NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

The net profit/(loss) attributable to shareholders includes a profit of the Company amounted to HK$31,713,000 (1999: loss of HK$70,989,000) which has been dealt with in the consolidated income statement and a loss of HK$1,110,000 (1999: Nil) is retained by the associates.

10. EARNINGS/(LOSS) PER SHARE

	2000 *HK$'000*	1999 *HK$'000*
Net profit/(loss) attributable to shareholders for the purposes of basic earnings/(loss) and diluted earnings per share	1,302	(78,408)

	2000 *Number of shares*	1999 *Number of shares*
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	1,503,101,780	681,868,558
Effect of dilutive potential ordinary shares:		
Share options	44,453,645	
Convertible preference shares	37,269,053	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,584,824,478	N/A

The diluted loss per share for 1999 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

11. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment *HK$'000*	Motor vehicles *HK$'000*	Leasehold improvement *HK$'000*	Office equipment, furniture and fittings *HK$'000*	Total *HK$'000*
Cost					
At 1st January, 2000	3,589	487	593	16,523	21,192
Acquisition of a subsidiary	–	–	63	705	768
Additions	86,777	–	1,318	14,296	102,391
Disposals	(477)	–	(55)	(1,372)	(1,904)
Disposal of subsidiaries	(5,492)	(487)	(593)	(14,899)	(21,471)
At 31st December, 2000	84,397	–	1,326	15,253	100,976
Depreciation					
At 1st January, 2000	1,740	316	374	8,293	10,723
Acquisition of a subsidiary	–	–	3	462	465
Charge for the year	6,850	–	313	3,345	10,508
Disposals	(97)	–	(14)	(406)	(517)
Disposal of subsidiaries	(1,401)	(316)	(374)	(9,161)	(11,252)
At 31st December, 2000	7,092	–	302	2,533	9,927
Net book value					
At 31st December, 2000	77,305	–	1,024	12,720	91,049
At 31st December, 1999	1,849	171	219	8,230	10,469

11. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Company	**Leasehold improvement** *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Total** *HK$'000*
Cost			
At 1st January, 2000	–	737	737
Additions	11	1,117	1,128
Disposals	–	(229)	(229)
At 31st December, 2000	11	1,625	1,636
Depreciation			
At 1st January, 2000	–	348	348
Charge for the year	4	296	300
Disposals	–	(196)	(196)
At 31st December, 2000	4	448	452
Net book value			
At 31st December, 2000	7	1,177	1,184
At 31st December, 1999	–	389	389

12. INTERESTS IN SUBSIDIARIES

	Company 2000 *HK$'000*	1999 *HK$'000*
Unlisted shares, at cost	–	145,696
Provision for permanent diminution in value	–	(136,464)
	–	9,232
Due from subsidiaries	537,034	68,885
	537,034	78,117

12. INTERESTS IN SUBSIDIARIES (Cont'd)

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
e-Kong Services Limited (formerly known as Chamford Limited)	British Virgin Islands	US$1	100%	–	Investment holding
ZONE Group Inc.	Cayman Islands	US$100	–	100%	Investment holding
ZONE Global Limited (formerly known as TelaPortal Global Limited and Tech Leader Limited)	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited (formerly known as TelaPortal Limited)	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd (formerly known as TelaPortal Singapore Pte Ltd and Charlecote Enterprise Pte Ltd)	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	USA	US$10	–	100%	Provision of telecommunication services
ZONE Telecom, Inc.	USA	US$10	–	100%	Investment holding
speedinsure Global Limited (formerly known as Cyber Master Limited)	British Virgin Islands	US$10,000	–	70%	Investment holding
speedinsure.com Limited (formerly known as insure-asia.com Limited).	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
speedinsure Singapore Pte Ltd	Singapore	S$2	–	70%	Provision of sales and fulfillment solution
EventClicks Global Limited (formerly known as EventClicks Limited)	British Virgin Islands	US$1,000,000	–	100%	Investment holding
EventClicks Limited (formerly known as Charm Linkage Limited)	Hong Kong	HK$500,000	–	100%	Provision of corporate events management services

12. INTERESTS IN SUBSIDIARIES (Cont'd)

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid-up ordinary share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
EventClicks (Aust) Pty Limited (formerly known as EventSource Asia Pty Limited)	Australia	AU$2	–	100%	Provision of corporate events management services
EventClicks Singapore Pte Limited (formerly known as Bayridge Enterprises Pte Ltd)	Singapore	S$2	–	100%	Provision of corporate events management services
magictel.com Limited	Hong Kong	HK$1,000	–	100%	Provision of telecommunication services
Bayrise Enterprise Pte Ltd.	Singapore	S$2	–	100%	Provision of telecommunication services
Cardzone Limited (formerly known as Wide East Limited)	Hong Kong	HK$2	–	100%	Provision of telecommunication services.
NETdefence Company Limited (formerly known as Polymedia Technology Company Limited)	Hong Kong	HK$10,000	–	51%	Provision of internet security solution
e-Kong Pillars Holdings Limited (formerly known as Cybernet Climber Limited)	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited (formerly known as Cyber Eagle Limited)	British Virgin Islands	US$1	–	100%	Investment holding
e-Kong Ventures Limited (formerly known as Enrich Investment Holdings Limited)	British Virgin Islands	US$1	100%	–	Investment holding

The above summary lists the principal subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. INTANGIBLE ASSETS

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Cost		
At 1st January	781	–
Additions	42,748	781
At 31st December	43,529	781
Amortisation		
At 1st January	–	–
Charge for the year	1,163	–
At 31st December	1,163	–
Net book value		
At 31st December	42,366	781

Additions for the year include goodwill arisen from business combination (other than acquisition of a subsidiary or an associate) amounted to HK$34,862,000.

14. INTERESTS IN ASSOCIATES

	Group		Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	3	–	–	–
Share of net assets other than goodwill	(1,260)	–	–	–
	(1,257)	–	–	–
Due from associates	13,944	–	9,215	–
	12,687	–	9,215	–

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group.

Name of associate	Place of incorporation/ operation	Issued and fully paid-up share capital	Percentage of share capital held by		Principal activities
			Company	*Subsidiary*	
CIB (Holdings) Limited	British Virgin Islands	US$1,000	28%	40%	Investment holding
Cyber Insurance Brokers Limited (formerly known as Expert Gain Limited)	Hong Kong	HK$5,000,000	28%	100%	Insurance broking
Cyber Insurance Brokers (S) Pte Ltd.	Singapore	S$400,000	28%	100%	Insurance broking

15. LONG–TERM INVESTMENTS

(a) Investment in finished animated films

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At 1st January	12,374	17,523	–	–
Additions	2,490	10,568	–	–
Write-off	–	(285)	–	–
Provision for diminution in value	–	(15,432)	–	–
Disposal of subsidiaries	(14,864)	–	–	–
At 31st December	–	12,374	–	–
Amortisation				
At 1st January	8,107	4,881	–	–
Charge for the year	1,000	3,511	–	–
Write-off	–	(285)	–	–
Disposal of subsidiaries	(9,107)	–	–	–
At 31st December	–	8,107	–	–
Net book value				
At 31st December	–	4,267	–	–

(b) Investment in investment securities

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At cost less provision:				
Equity securities, unlisted	133,456	778	–	778
Equity securities, listed outside Hong Kong	168,925	–	–	–
	302,381	778	–	778
Total	302,381	5,045	–	778

Market value of the Group's listed investment securities as at the balance sheet date amounted to HK$169,642,000 (1999: Nil).

16. INVENTORIES

	Group	
	2000	1999
	HK$'000	*HK$'000*
At cost:		
Raw materials	–	201
Work-in-progress	–	394
Finished goods	978	–
	978	595

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables				
From third parties	36,368	6,888	–	–
Other receivables				
Deposits, prepayment and other debtors	37,423	8,394	14,350	2,402
	73,791	15,282	14,350	2,402

All of the trade and other receivables are expected to be recovered within one year.

Included in trade and other receivables are trade debtors (net of provision for bad debts) with the following aging analysis.

	Group	
	2000	1999
	HK$'000	*HK$'000*
Current	23,735	–
1 to 3 months overdue	10,736	6,888
More than 3 months overdue but less than 12 months overdue	1,897	–
	36,368	6,888

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank balances and cash	26,546	8,149	6,677	2,290
Fixed deposits	317,762	91,726	312,762	91,726
	344,308	99,875	319,439	94,016

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables				
To third parties	17,783	2,342	–	–
Other payables				
Accrued charges and other creditors	78,378	11,896	477	1,135
Due to subsidiaries	–	–	5,092	5,470
Due to an associate	1,496	–	1,496	–
Due to a shareholder	–	19	–	19
	97,657	14,257	7,065	6,624

All of the trade and other payables are expected to be settled within one year.

19. TRADE AND OTHER PAYABLES (Cont'd)

Included in trade and other payables are trade creditors with the following aging analysis.

	Group 2000 *HK$'000*	Group 1999 *HK$'000*
Current	7,244	–
1 to 3 months overdue	8,525	2,342
More than 3 months overdue but less than 12 months overdue	2,014	–
	17,783	2,342

20. ISSUED CAPITAL

	2000 Number of shares	2000 Amount *HK$'000*	1999 Number of shares	1999 Amount *HK$'000*
Authorised				
Preference shares of HK$1 each				
At 1st January and at 31st December	288,929,402	288,929	288,929,402	288,929
Ordinary shares of HK$0.02 each				
At 1st January	1,500,000,000	30,000	750,000,000	15,000
Increase of ordinary shares	1,500,000,000	30,000	750,000,000	15,000
At 31st December	3,000,000,000	60,000	1,500,000,000	30,000
Total		348,929		318,929

	2000 Number of shares	2000 Amount *HK$'000*	1999 Number of shares	1999 Amount *HK$'000*
Issued and fully paid				
Preference shares of HK$1 each				
At 1st January	170,970,968	170,971	170,970,968	170,971
Converted to ordinary shares	(161,290,968)	(161,291)	–	–
At 31st December	9,680,000	9,680	170,970,968	170,971
Ordinary shares of HK$0.02 each				
At 1st January	1,159,449,380	23,189	518,449,380	10,369
Issue of ordinary shares	230,000,000	4,600	631,000,000	12,620
Converted from preference shares	161,290,968	3,226	–	–
Exercise of share options	9,218,988	184	10,000,000	200
At 31st December	1,559,959,336	31,199	1,159,449,380	23,189
Total		40,879		194,160

20. ISSUED CAPITAL (Cont'd)

(a) By an ordinary resolution passed at a special general meeting on 1st March, 2000, the authorised ordinary share capital of the Company was increased to HK$60,000,000 by the creation of 1,500,000,000 additional ordinary shares of HK$0.02 each.

(b) In January 2000, options were exercised to subscribe for 9,168,988 ordinary shares of HK$0.02 each in the Company at a consideration of HK$3,850,975.

In February 2000, an aggregate of 72,042,000 preference shares were converted into 72,042,000 ordinary shares of HK$0.02 each at a premium of HK$0.05 per share.

In February 2000, the Company placed and issued 30,000,000 new ordinary shares of HK$0.02 each at a price of HK$0.90 per share. The net proceeds of approximately HK$27,000,000 are being used for providing additional working capital of the Group.

In February 2000, the Company placed and issued 200,000,000 new ordinary shares of HK$0.02 each at a price of HK$3.60 per share. The net proceeds of approximately HK$705,000,000 are being used for financing expansion of operations and providing additional working capital of the Group.

In March 2000, an aggregate of 89,248,968 preference shares were converted into 89,248,968 ordinary shares of HK$0.02 each at a premium of HK$0.05 per share.

In November 2000, options were exercised to subscribe for 50,000 ordinary shares of HK$0.02 each in the Company at a consideration of HK$24,500.

All the new ordinary shares issued during the year ranked *pari passu* in all respects with the existing ordinary shares of the Company.

At the balance sheet date, the Group had cash and bank deposits of HK$412,988,000, which represented mainly the unutilised proceeds generated from the above capital raising exercise. These funds will be used for financing the Group's expansion in the coming years.

(c) The holders of the preference shares are entitled to convert all or any of the preference shares into fully paid ordinary shares on the basis of one ordinary share of HK$0.02 each for every HK$1 in nominal value of preference shares so converted, in accordance with and subject to provisions of the Company's bye-laws and the conditions in respect of the date of conversion as set out at the back of preference share certificate. In each year the preference shares may be converted on any of the following dates:

(i) the date falling 30 days after the date on which of the audited financial statements of the Company for the last preceding accounting period are despatched to the holders of the preference shares; or

(ii) the date falling 30 days after the date on which the interim results of the Company in respect of any current accounting period shall be announced; or

(iii) such other dates as may be notified in writing by the directors to the holders of the preference shares not less than 30 days before such date.

In addition, as resolved by the directors on 16th December, 1998, the preference shares may be converted every second Wednesday and every last Wednesday of each month provided always that if such date is not a business day then the next business day.

The Company may in accordance with the Companies Act of Bermuda or subject to the provisions of the Company's bye-laws determine to redeem the relevant shares on any conversion date for a sum equal to (i) the nominal capital paid up or credited as paid up thereon and (ii) a fixed premium equal to five percent of the amount of such nominal capital and (iii) outstanding dividends, out of funds of the Company which would otherwise be available for dividend or distribution to the holders of any class of share or out of the proceeds of a new issue of ordinary shares.

21. SHARE OPTIONS

In accordance with the Company's Employee Share Option Scheme ("the Scheme") which was adopted in a Special General Meeting held on 25th October, 1999, the directors of the Company may grant options to eligible employees to subscribe for shares in the Company. Any options granted can be exercised within the period as set out in the rules and regulations for the Scheme. The subscription price is determined by the board of directors and shall not be less than the higher of 80% of the average of the closing market prices of the shares for the five trading days immediately preceding the date of grant or the nominal value of a share.

The summary of movements in share options granted during the year to certain directors and employees of the Group under the Scheme was as follows:

		Number of share options				
Date of grant	Exercise price *HK$*	At 1st January, 2000	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31st December, 2000
25th October, 1999	0.42	51,630,223	–	9,168,988	350,000	42,111,235
16th November, 1999	0.49	6,495,000	–	50,000	400,000	6,045,000
23rd December, 1999	0.60	4,100,000	–	–	150,000	3,950,000
3rd January, 2000	0.69	–	3,025,000	–	–	3,025,000
20th January, 2000	0.62	–	800,000	–	800,000	–
24th January, 2000	0.68	–	36,335,000	–	–	36,335,000
25th January, 2000	0.68	–	2,500,000	–	–	2,500,000
3rd March, 2000	2.30	–	23,150,000	–	500,000	22,650,000
6th March, 2000	2.40	–	50,000	–	50,000	–
28th April, 2000	1.00	–	6,275,000	–	300,000	5,975,000
1st June, 2000	1.02	–	250,000	–	–	250,000
9th August, 2000	0.70	–	1,000,000	–	–	1,000,000
25th October, 2000	0.35	–	10,372,274	–	–	10,372,274
		62,225,223	83,757,274	9,218,988	2,550,000	134,213,509

22. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Other capital reserve HK$'000	Reserve on consolidation HK$'000	Accumulated losses HK$'000	Total HK$'000
Group							
At 1st January, 1999	63,956	(35,133)	6	30,573	-	(175,174)	(115,772)
Shares issued at premium	166,858	-	-	-	-	-	166,858
Shares issue expenses	(3,407)	-	-	-	-	-	(3,407)
Release on associates written off	-	36,250	-	(31,660)	-	-	4,590
Goodwill on acquisition of a subsidiary	-	-	-	-	(62,761)	-	(62,761)
Net loss attributable to shareholders	-	-	-	-	-	(78,408)	(78,408)
At 31st December, 1999	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
Shares issued at premium	912,221	-	-	-	-	-	912,221
Shares issue expenses	(16,894)	-	-	-	-	-	(16,894)
Release on disposal of subsidiaries	-	(1,117)	-	1,087	560	-	530
Exchange difference on translation of foreign subsidiaries	-	(388)	-	-	-	-	(388)
Goodwill on acquisition of further interests in a subsidiary	-	-	-	-	(12)	-	(12)
Goodwill on consolidation	-	-	-	-	(7,122)	-	(7,122)
Net profit attributable to shareholders	-	-	-	-	-	1,302	1,302
At 31st December, 2000	1,122,734	(388)	6	-	(69,335)	(252,280)	800,737
Company							
At 1st January, 1999	63,956	-	6	-	-	(181,506)	(117,544)
Shares issued at premium	166,858	-	-	-	-	-	166,858
Shares issue expenses	(3,407)	-	-	-	-	-	(3,407)
Net loss attributable to shareholders	-	-	-	-	-	(70,989)	(70,989)
At 31st December, 1999	227,407	-	6	-	-	(252,495)	(25,082)
Shares issued at premium	912,221	-	-	-	-	-	912,221
Shares issue expenses	(16,894)	-	-	-	-	-	(16,894)
Net profit attributable to shareholders	-	-	-	-	-	31,713	31,713
At 31st December, 2000	1,122,734	-	6	-	-	(220,782)	901,958

There were no reserves available to distribution as at 31st December, 2000 (1999: Nil).

23. RECONCILIATION OF PROFIT/(LOSS) BEFORE TAXATION TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2000 *HK$'000*	1999 *HK$'000*
Profit/(Loss) before taxation	3,995	(75,170)
Interest income	(28,795)	(995)
Income from unlisted investments	(66)	(498)
Interest on obligations under finance leases	140	–
Depreciation	10,508	3,506
Loss on disposal of property, plant and equipment	152	319
Share of results of associates	1,110	–
Amortisation of long-term investments	1,000	3,511
Bad debts written off	42	3,000
Provision for bad debts	1,100	–
(Gain)/Loss on disposal of subsidiaries	(23,521)	33,673
Loss on disposal of a jointly controlled entity	–	11,284
Gain on disposal of investment securities	(76,051)	–
Loss on associates written off	–	4,590
Provision for diminution in value of long-term investments	8,904	15,432
Amount due from a jointly controlled entity waived	–	1,200
Amortisation of intangible assets	1,163	–
Changes in working capital:		
Properties held for sale	(3,734)	–
Inventories	(2,399)	479
Trade and other receivables	(70,275)	(7,071)
Trade and other payables	90,114	(1,153)
Net cash outflow from operating activities	(86,613)	(7,893)

24. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Group purchased certain investment securities for an aggregate consideration equivalent to HK$19,724,000, in cash, from an independent third party. The investment securities were subsequently disposed of at a consideration equivalent to HK$95,775,000 which was settled by issue of shares by an independent third party.

(b) Consideration for the disposal of subsidiaries that occurred during the year comprises of investment securities of HK$30,000,000. Further details of the disposal are set out in note 26.

(c) The Group entered into finance lease arrangements in respect of office equipment with a total capital value at the inception of the arrangements of HK$794,000.

25. PURCHASE OF A SUBSIDIARY

	2000 *HK$'000*	1999 *HK$'000*
Net liabilities acquired:		
Property, plant and equipment	303	1,539
Trade and other receivables	808	435
Cash and cash equivalents	2,219	739
Trade and other payables	(5,203)	(6,821)
	(1,873)	(4,108)
Goodwill	7,122	62,761
	5,249	58,653
Satisfied by:		
Cash	5,000	–
Shares allotted	–	55,200
Direct costs incurred	249	3,453
	5,249	58,653

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of a subsidiary:

	2000 *HK$'000*	1999 *HK$'000*
Cash consideration	5,000	–
Cash and cash equivalents acquired	(2,219)	(739)
Cash payment for direct costs	249	3,453
Net outflow of cash and cash equivalents in respect of the purchase of a subsidiary	3,030	2,714

26. DISPOSAL OF SUBSIDIARIES

	2000 *HK$'000*	1999 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	10,219	–
Long-term investments	5,757	–
Inventories	2,016	–
Trade and other receivables	10,733	–
Cash and cash equivalents	5,068	–
Trade and other payables	(12,952)	–
Taxation	(616)	–
Minority interests	(14,276)	–
Exchange reserve	(1,117)	–
Other capital reserve	1,087	–
Reserve on consideration	560	–
Unamortised goodwill written off	–	33,673
	6,479	33,673
Gain/(Loss) on disposal of subsidiaries	23,521	(33,673)
	30,000	–

26. DISPOSAL OF SUBSIDIARIES (Cont'd)

Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2000 *HK$'000*	1999 *HK$'000*
Cash consideration	–	–
Cash and cash equivalents disposed	5,068	–
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	5,068	–

27. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium *HK$'000*	Obligations under finance leases *HK$'000*	Minority interests *HK$'000*
At 1st January, 1999	74,325	–	10,739
Cash inflow from financing	121,071	–	3
Shares issued for non-cash consideration	55,200	–	–
Share of profit for the year	–	–	2,499
Dividend paid to minority shareholders	–	–	(800)
At 31st December, 1999	250,596	–	12,441
Cash inflow/(outflow) from financing	742,046	(212)	–
Inception of finance leases arrangements	–	794	–
Share of profit for the year	–	–	1,954
Disposal of subsidiaries	–	–	(14,276)
Conversion of preference shares	161,291	–	–
At 31st December, 2000	1,153,933	582	119

28. COMMITMENTS

Commitments under operating leases

At the balance sheet date, the portion of outstanding commitments in respect of land and buildings not provided for under non-cancellable operating leases which are payable in the following year is as follow:

	Group		Company	
	2000 *HK$'000*	1999 *HK$'000*	2000 *HK$'000*	1999 *HK$'000*
Operating leases which expire:				
Within one year	2,939	1,786	914	893
In the second to fifth years inclusive	2,984	1,350	370	675
	5,923	3,136	1,284	1,568

28. COMMITMENTS (Cont'd)

Capital expenditure commitments

At the balance sheet date, the Group had the following capital expenditure commitments:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Authorised but not contracted for	6,235	19,858
Contracted but not provided for	–	9,818

29. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2000	**1999**
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	2,187	357
Tax losses carried forward	(28,421)	(10,469)
	(26,234)	(10,112)

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

30. RELATED PARTY TRANSACTION

During the year, the Group entered into an agreement with Mandarin Communications Limited ("Mandarin"), a subsidiary of SUNDAY Communications Limited ("SUNDAY"). In accordance with the agreement, Mandarin referred its customers of international telecommunication service to ZONE Limited, a subsidiary of the Company, to make international calls. The referral fee for acquisition of these customers amounted to HK$7,574,000 and was recognised as an intangible asset.

Mr. Richard John Siemens, the Chairman and Executive Director of the Company, is also an Executive Director of SUNDAY.

31. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

4. UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2001

Set out below are the unaudited consolidated results of the Group for the six month period ended 30th June, 2001:

		Six months ended 30th June,	
		2001	2000
		(Unaudited)	(Unaudited)
	Notes	*HK$'000*	*HK$'000*
Turnover	*1*	126,923	29,830
Cost of sales		(101,170)	(18,596)
Gross profit		25,753	11,234
Interest income		3,747	14,009
Other net income		–	23,449
		29,500	48,692
Distribution costs		(11,296)	–
Business promotion and marketing expenses		(20,688)	(17,558)
Administrative expenses		(108,469)	(27,845)
Depreciation and amortization		(16,342)	(2,935)
(Loss) / Profit from operations		(127,295)	354
Finance costs		(105)	–
Intangible assets and goodwill written off		(112,956)	–
Provision for diminution in value of long-term investments		(118,945)	–
Unrealized holding loss on current investments		(177,283)	–
Share of results of associates		(501)	3
(Loss) / Profit before taxation		(537,085)	357
Taxation		–	(739)
Loss after taxation		(537,085)	(382)
Minority interests		–	(897)
Net loss attributable to shareholders		(537,085)	(1,279)
Loss per share	2		
Basic		34.43 cents	0.09 cents
Diluted		N/A	N/A

Notes:

1. **Turnover**

	Six months ended 30th June,	
	2001	2000
	HK$'000	*HK$'000*
Continuing operations	126,923	6,357
Discontinued operations	–	23,473
	126,923	29,830

2. **Loss per share**

The calculation of loss per share is based upon the loss attributable to shareholders of HK$537,085,000 (1999: HK$1,279,000) and on the weighted average number of ordinary shares of 1,559,963,712 (1999: 1,438,770,951) in issue during the period. The 2000 and 2001 fully diluted loss per share are not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

5. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

Set out below is the pro forma consolidated net tangible assets of the Group based on the audited consolidated net assets as at 31st December, 2000 as updated to incorporate the unaudited consolidated net loss attributable to Shareholders for the six months ended 30th June, 2001 and the effect of the Rights Issue.

	HK$'000	*HK$'000*
Audited consolidated net assets of the Group as at 31st December, 2000	841,616	
Less: Intangible assets as at 31st December, 2000	(42,366)	
Audited consolidated net tangible assets of the Group as at 31st December, 2000		799,250
Less: Unaudited net loss attributable to the Shareholders for the six months ended 30th June, 2001	(537,085)	
Add: Impairment loss of goodwill previously written off against reserve	69,335	
Impairment loss and amortisation of intangible assets	42,366	
Less: Exchange difference on translation of foreign subsidiaries and sundries	(602)	
		(425,986)
Pro forma consolidated net tangible assets before the Rights Issue		373,264
Add: Estimated net proceeds of the Rights Issue		128,000
Pro forma adjusted consolidated net tangible assets after the Rights Issue		501,264
Pro forma net tangible assets per Share prior to the Rights Issue (based on 1,559,967,336 Shares in issue at the Latest Practicable Date)		HK$0.24
Pro forma net tangible assets per Share after the Rights Issue (based on 4,699,262,008 Shares in issue immediately following the completion of the Rights Issue assuming that no Share Options are exercised and no Convertible Preference Shares are converted on or before the Record Date)		HK$0.11

6. INDEBTEDNESS

At the close of business on 31st August, 2001, the latest practicable date for the purpose of ascertaining certain information relating to this indebtedness statement prior to the printing of this prospectus, the Group had outstanding borrowings of approximately HK$20 million, in respect of obligations under finance leases and hire purchase contracts.

Save as aforesaid and apart from intra-group liabilities, the Group did not have at the close of business on 31st August, 2001 any outstanding mortgages, charges, debentures or other loan capital, bank loans and overdrafts or other similar indebtedness, liabilities under acceptable credits, obligations under hire purchase contracts or finance lease, guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31st August, 2001.

7. MATERIAL CHANGES

There has been a deterioration in the financial position of the Group since 31st December 2000, the date to which the latest audited statements of the Group were made up. The Group was affected by the slowdown of worldwide economies and negative market sentiments towards technology related companies. The unaudited interim results of the Group have been disclosed on pages 60 to 61 of this prospectus. The operational loss of HK$ 127 million of the first six months of 2001 was due mainly to the costs incurred during the growth phase of the Group's businesses. Consolidated net loss attributable to shareholders of the first six months of 2001 rose to HK$ 537 million from HK$ 1.3 million. The significant increase in the loss is mainly attributable to the non-recurring losses of HK$ 409 million from write-offs of goodwill and intangible assets and provisions for the diminution in value of the Group's long-term investments and current investments.

The Group will continue to monitor and review its operations and available resources and will realign its investments, streamline its operations and strengthen its financial resources to best ensure the maintained growth of its business.

As at the Latest Practicable Date, save as disclosed in the interim report to Shareholders for the period ended 30th June, 2001 and in this prospectus, the Directors are not aware of any material change in the financial or trading position since 31st December, 2000, being the date of the latest published audited financial statements of the Group.

8. WORKING CAPITAL

The Directors are of the opinion that in the absence of unforeseen circumstances and after taking into account the net proceeds from the Rights Issue, the Group's internal resources and available borrowing facilities, the Group has sufficient working capital for its present requirements.

1. DISCLOSURE OF INTERESTS

(a) Interests of the Directors

As at the Latest Practicable Date, the interests of the directors and chief executive of the Company in the equity or debt securities of the Company and its associated corporation (within the meaning of the SDI Ordinance) which are required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 or part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transaction by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

Name of company	Name of Director	Nature of interest	Number of Shares/ Share Options
e-Kong Group Limited	Mr Siemens	Corporate	110,000,000 Shares *(Note 1)*
		Personal	28,700,000 Share Options *(Note 2)*
	Mr Derrick Francis Bulawa	Personal	38,518,509 Share Options *(Note 2)*
	Mr Lim Shyang Guey	Personal	10,300,000 Share Options *(Note 2)*
	Mr Shane Frederick Weir	Personal	100,000 Shares

Notes:

1. 8,000,000 Shares are beneficially owned by Siemens Enterprises Limited, a company incorporated in Hong Kong and which is controlled by Mr Siemens. 102,000,000 Shares are beneficially owned by Goldstone Trading Limited, a company incorporated in the British Virgin Islands and which is controlled by Mr Siemens.

2. The Share Options were granted under the Company's employee share option scheme adopted on 25th October, 1999.

As at the Latest Practicable Date:

(i) save as disclosed above, none of the directors or the chief executive of the Company has an interest in any shares, warrants, options, convertible securities and derivatives in respect of shares in or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which is required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which is required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange;

(ii) none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole;

(iii) none of the Directors has any direct or indirect interest in any assets which have been, since 31st December, 2000 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group;

(iv) except for Mr Siemens' interest of 33.33% in the ordinary share capital of Interventure Group, none of the Directors of the Company has any interest in the securities of Interventure Group;

(v) none of the Directors will be given any benefit as compensation for loss of office or otherwise in connection with the Rights Issue and the Whitewash Waiver; and

(vi) save as disclosed in this prospectus, there was no agreement or arrangement between the HSS Group and any of the Directors or any other person which is conditional on the outcome of the Rights Issue or otherwise connected with the Rights Issue.

(b) **Interests of the Substantial Shareholders**

According to the register of Substantial Shareholders kept by the Company under Section 16(1) of the SDI Ordinance and so far as is known to the Directors other than the interests disclosed herein, there are no persons who, as at the Latest Practicable Date were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Group or in any options in respect of such capital.

As disclosed in the Company's circular dated 7th November, 2001, as at 5th November, 2001 Goldtron had a shareholding of 196,717,140 Shares representing an approximate 12.61% interest in the issued Share capital of the Company. Since that date however, Goldtron has reduced its shareholding in the Company and as at the Latest Practicable Date its shareholding in the Company is less than 10%.

(c) **The Company and its subsidiaries**

As at the Latest Practicable Date, none of the subsidiaries of the Company, nor pension funds of the Company or of a subsidiary of the Company, nor any fund managed on a discretionary basis by any fund manager connected with the Company had any interests in the securities of the Company, and none of them has dealt for value in the securities in the period from 10th April, 2001 (being six months prior to the date of the Announcement) to the Latest Practicable Date.

As at the Latest Practicable Date, the Company did not have any interest in the securities of the Interventure Group.

2. PROFILES OF DIRECTORS

(a) **Executive Directors**

Mr Richard John Siemens, 56, Chairman, is a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. He is also Chairman and a founding member of Distacom Communications Limited. He has been involved in the telecommunications industry for 27 years. Born and raised in Canada, Mr Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he was involved in the establishment of Hutchison Telephone Company Limited with Hutchison Whampoa and Motorola. Mr Siemens, as Group Management Director of Hutchison Telecommunications Limited, was also involved in the establishment of the other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange", as well as Hutchison's European telecom strategy.

Mr Derrick Francis Bulawa, 37, is the Chief Executive Officer and an Executive Director. As CEO of the Company, Mr Bulawa oversees the development and execution of the Group's unique vision for convergent services. He is also the Group's chief strategist and his responsibilities include paying personal attention to investor relations and the Group's worldwide services businesses. Mr Bulawa was among the key founders of STAR TV and also served as Chief Operating Officer for the US based UNIFI Communications where he worked extensively in the Asian satellite, data and telecommunications sectors. He has more than 15 years of entrepreneurial and communications experience in the United States and Asia. Mr Bulawa received his Bachelor of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Mr Lim Shyang Guey, 42, is an Executive Director and Vice-President of Corporate Development of the Company. Mr Lim is responsible for executing the Group's corporate strategy and overseeing major shareholder and investor issues. He also plays an active role as Executive Director on the Company's Board of Directors and was one of the core creators of the Group's unique business vision. He has more than 12 years of experience in telecommunications and information technology in various countries including New Zealand, Russia, Malaysia and Singapore. Mr Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

The business address for each of the executive Directors is Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(b) Non-executive Director

Mr Chong Ching Lai, 38, is an executive director of Goldtron Limited, a publicly listed company in Singapore. He has 17 years of experience working with various group of companies in Singapore, Ireland, Malaysia and Russia. He has served as group accountant and finance director of those companies. Mr Chong is a Fellow Chartered Accountant (Ireland), a Fellow of the Malaysian Institute of Taxation and a member of the Malaysian Institute of Accountants (Public Accountant). He holds a Bachelor of Science degree in Economics and Accounting from the University of Ulster. The business address of Mr Chong is 53 Ubi Road 1, Singapore 408698.

(c) **Independent non-executive Directors**

Mr Shane Frederick Weir, 47, is a consultant of Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr Weir's practice as solicitor concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong Kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr Weir qualified as a solicitor, barrister, and notary public in Canada in 1978 and is admitted as a solicitor in the United Kingdom as well as in Hong Kong in 1992. The business address of Mr Weir is 5th Floor, Land Mark East, Central, Hong Kong.

Mr Matthew Brian Rosenberg, 30, is currently the Vice-President of Operations for Europe and Asia of Global Scheduling Solutions ("GSS"). He comes to GSS with a diverse background spanning over 8 years in internet & telecom technology, revenue driven channel management and strategic business planning. Most recently, Mr Rosenberg was the Director of Sales and Business Development of Asia for Adero, Inc., a leading Content Distribution Services company. His international management experience spans both Asia and Europe, abilities in several languages, and success in developing business models and revenues in both regions of the world. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts. The address of Mr Rosenberg is Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom.

3. LEGAL ADVISERS, AUDITORS, SHARE REGISTRARS AND PRINCIPAL BANKERS OF THE COMPANY

Registered Office	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
Legal Advisers to the Company	*As to Hong Kong law:* **Angela Wang & Co.** 24/F, Entertainment Building 30 Queen's Road Central Central Hong Kong *As to Bermuda law:* **Conyers, Dill & Pearman** 2901 One Exchange Square 8 Connaught Place Central Hong Kong
Legal Advisers to the Underwriter	**Kwok & Yih** **(in association with Andersen Legal)** 37/F, Gloucester Tower The Landmark, Central Hong Kong
Head office and Principal place of business	Suite 2101-3 K. Wah Centre 191 Java Road North Point Hong Kong
Authorised representatives	Mr Derrick Francis Bulawa Block F, 1/F Flat 1F, 33 Tai Tam Road Tai Tam Hong Kong Miss Wang Poey Foon, Angela 24/F Entertainment Building 30 Queen's Road Central Hong Kong

Auditors	**Moores Rowland** *Chartered Accountants* *Certified Public Accountants* 34th Floor The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong
Principal share registrars and transfer office in Bermuda	**Butterfield Corporate Services Limited** Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch share registrars and transfer office in Hong Kong	**Secretaries Limited** 5th Floor Wing On Centre 111 Connaught Road Central Hong Kong
Principal bankers	**The HongKong and Shanghai Banking Corporation Limited** 1 Queen's Road Central, Hong Kong **Bank of China (Hong Kong) Limited** Bank of China Tower 1 Garden Road Central, Hong Kong

4. MATERIAL CONTRACTS

The contracts which have been entered into by members of the Group within the two years preceding the Latest Practicable Date, which are not in the ordinary course of business and which are or may be material are as follows:

(a) the Underwriting Agreement;

(b) an agreement dated 5th August, 2000 entered into between Zone Telecom, Inc. ("ZTI"), a wholly-owned subsidiary of the Company, and each of The Furst Group Inc., Televista, Inc., Cross Communications Inc. and Allied Global Telecom, Inc. (collectively "Furst Group") in relation to the acquisition by ZTI from Furst Group of its certain assets adopted for its IDD and DLD business in the United States at a consideration of US$12,000,000 subject to the terms and conditions therein contained;

(c) subscription agreements all dated 15th February, 2000 entered into between the Company and each of Goldtron, Goldstone Trading Limited ("GTL") and APIC International Holdings Limited ("APIC") in relation to issuance and allotment by the Company in favour of each of Goldtron, GTL and APIC of up to 78,888,000, 102,000,000 and 19,112,000 Shares respectively at a price of HK$3.60 per Share, which respective number of Shares and subscription price were identical with the number of Shares and at the price each of Goldtron, GTL and APIC agreed to place with independent private and professional investors pursuant to a placing and underwriting agreement dated 15th February, 2000;

(d) a subscription agreement dated 9th February, 2000 entered into between Summedia.com Inc. ("SUM") and Charmford Limited ("Charmford"), a wholly-owned subsidiary of the Company, in relation to the subscription by Charmford of 700,000 units of securities issued and allotted by SUM at a consideration of US$3,675,000, each such unit of securities comprising one share ("SUM Share") of US$0.01 each in the capital of SUM and one warrant which entitled Charmford to acquire one SUM Share at a price of US$7.00 for the period of one year from the date of issue of such warrants;

(e) a subscription agreement dated 3rd February, 2000 entered into between Charmford and Elmsdale Media Limited ("Elmsdale") in relation to the subscription by Charmford of 357,142 ordinary shares of £0.001 each in the capital of Elmsdale at a consideration of £4,000,000;

(f) a placing agreement dated 24th January, 2000 entered into between the Company and the Underwriter in relation to the issuance and placement by the Company and through the underwriter on an underwritten basis of 30,000,000 Shares at a price of HK$0.90 per Share and subject to the terms and conditions therein contained.

(g) A subscription agreement dated 8th December 1999 entered into between Enrich Investment Holdings Limited ("EHIL"), a wholly-owned subsidiary of the Company, and SUM in relation to the subscription by EHIL of 308,000 units securities issued and allotted by SUM at a consideration of US$1,001,000, each such unit of securities comprising one SUM Share and one warrant which entitled EHIL to acquire one SUM Share at a price of US$4.25 for the period of one year from the date of issue of such warrants.

Other than the sub-underwriting agreement as disclosed in this prospectus, no material contract has been entered into by Interventure Group within two years preceding the Latest Practicable Date.

5. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contracts with any member of the Group (excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation)) or had entered into or amended any service contracts within six months before the Announcement.

7. LEGAL EFFECT

This prospectus, the provisional allotment letter, the form of application for excess Rights Shares and all acceptances of any offer or application contained in such documents, are governed by and shall be constructed in accordance with laws of Hong Kong. Where an application is made pursuant to the Rights Issue Documents, the relevant document(s) shall have the effect of rendering all persons concerned bound by the provisions, other than the penal provisions, of section 44A and 44B of the Companies Ordinance, as far as applicable.

8. EXPERT

Moores Rowland, *Chartered Accountants, Certified Public Accountants,* has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion of its letters and reference to its name in the form and context in which they appear.

Moores Rowland, *Chartered Accountants, Certified Public Accountants,* is not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

9. EXPENSES

The expenses in connection with the Rights Issue, including the financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges are estimated to amount to approximately HK$5 million and are payable by the Company.

10. GENERAL

(a) The secretary of the Company is Ms. Wang Poey Foon, Angela, *LLB (Hons)*.

(b) The branch share registrars and transfer office of the Company in Hong Kong is Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(c) The English text of this prospectus shall prevail over the Chinese text.

11. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES IN HONG KONG AND BERMUDA

Copies of the Rights Issue Documents and the written consent given by Moores Rowland have been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Copies of the Rights Issue Documents have been filed with the Registrar of Companies in Bermuda as required by the Companies Act 1981 of Bermuda.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Company's principal place of business in Hong Kong at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong during normal business hours up to and including Monday, 10th December, 2001:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the two years ended 31st December, 1999 and 2000;

(c) the interim financial statements of the Company for the six months ended 30th June, 2001;

(d) the material contracts referred to in the section headed "Material Contracts" of this appendix;

(e) the circular of the Company relating to the adoption of rules and procedures for employee share option schemes for subsidiaries dated 6th April, 2001;

(f) the circular of the Company relating to the Rights Issue dated 7th November, 2001;

(g) the written consent referred to in paragraph 8 of this appendix; and

(h) this prospectus.

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待供股股份（以未繳股款及繳足股款形式）獲聯交所（定義見內文）批准上市及買賣後，未繳股款及繳足股款之供股股份將獲香港結算（定義見內文）接納為合資格證券，自未繳股款及繳足股款之供股股份於聯交所開始買賣之日或香港結算決定之其他日期起，在中央結算系統（定義見內文）內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

本公司不會向海外股東（定義見內文）寄發暫定配額通知書或額外供股股份申請表格。並無採取行動（包括根據香港及百慕達以外任何地區或司法權區之任何適用法律進行登記或存檔）以獲批准於香港以外任何地區或司法權區提呈供股股份、分派本供股章程、暫定配額通知書或額外供股股份申請表格。因此，於香港以外任何地區或司法權區接獲本供股章程、暫定配額通知書或額外供股股份申請表格之人士概不可視之為申請供股股份之一項呈請或邀請。

聯交所及香港結算對本供股章程、隨附之暫定配額通知書及額外供股股份申請表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因該等文件之全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

e-KONG

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

供股
按於記錄日期每持有一股現有股份或一股可換股優先股
可獲兩股供股股份之比例
以每股供股股份0.0425港元之價格
發行不少於3,139,294,672股每股面值0.02港元之供股股份
股款須於接納供股時繳足

e-Kong Group Limited之聯席財務顧問

Deloitte & Touche Corporate Finance Ltd
德勤企業財務顧問有限公司

Quam Caring for your wealth
嘉洛證券融資有限公司
Quam Capital Limited

包銷商

Quam Caring for your wealth
嘉洛證券有限公司
Quam Securities Company Limited

供股股份之最後接納及付款期限為二零零一年十二月十日星期一下午四時。接納及轉讓手續載於本供股章程第24至25頁。

謹請注意，有關供股（定義見內文）之包銷協議（定義見內文）載有若干條文，授權包銷商（定義見內文）在寄發供股文件或最後接納日期後第二個營業日下午四時三十分前發生下列事項時，可發出書面通知終止其責任：

(A) 包銷協議所載述之任何聲明及保證在任何主要方面於作出或視為作出之時為失實或不確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據現有事實及狀況而重新作出該等聲明或保證時在任何主要方面屬失實或不確；

(B) 本公司嚴重違反任何根據包銷協議須承擔之責任；

(C) 包銷商根據包銷協議所承擔責任之附帶條件未能達成或因任何理由極可能不能達成；或

(D) 國家或國際金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意，而包銷商有理由認為導致或可能導致港元或美元資金供應或利率出現重大不利之波動。

除Siemens先生、Saran先生及Hicks先生已同意認購或促使他人認購之239,951,428股供股股份外，供股股份（為數不少於3,139,294,672股供股股份）已獲包銷商全數包銷。

若包銷商行使該項權利，包銷商根據包銷協議之責任將告終止，而供股將不會進行。

現有股份（定義見內文）已由二零零一年十一月十九日星期一起以除權方式買賣。供股股份將於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩天）期間以未繳股款形式買賣。倘包銷商於接納供股股份及支付股款最後限期後第二個營業日下午四時三十分前任何時間終止包銷協議（見本供股章程第8頁「終止包銷協議」一節）或供股之條件（見本供股章程第13頁「供股之條件」一節）未能達成，則供股將不會進行。

任何人士擬於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三期間買賣股份或未繳股款之供股股份，須承擔供股可能不會成為無條件及不予進行之風險。

任何人士於此期間買賣或擬買賣本公司證券及／或未繳股款之供股股份，如對其權利有任何疑問應諮詢其專業顧問。

二零零一年十一月二十三日

目　錄

	頁次
責任聲明	1
釋義	2
供股概要	7
終止包銷協議	8
預期時間表	9
董事會函件	10
附錄一 － 本集團之財務資料	29
附錄二 － 一般資料	64

責任聲明

本供股章程遵照上市規則載列關於本集團之資料。董事對本供股章程所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本供股章程所表達之意見乃經審慎周詳考慮，且本供股章程並無遺漏任何其他事實，致使本供股章程所載之任何聲明有所誤導。

Siemens先生、Saran先生及Hicks先生及Interventure Group各董事（即Siemens先生、Saran先生及Hicks先生）對本供股章程所載資料（有關本集團者除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及所信，本供股章程所發表之意見乃經審慎周詳考慮，且本供股章程並無遺漏任何其他事實（有關本集團者除外），致使本供股章程所載之任何聲明有所誤導。

在本供股章程內，除文義另有所指外，下列詞語具有以下涵義：

「該公佈」	指	本公司於二零零一年十月十日就供股、清洗豁免、增購授權及增加本公司之法定股本所發表之公佈
「聯繫人士」	指	上市規則所界定之涵義
「董事會」	指	董事會
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	e-Kong Group Limited，於百慕達註冊成立之有限公司，其股份在聯交所上市
「一致行動人士」	指	按收購守則所界定，與HSS集團一致行動之人士（包括包銷商）
「可換股優先股」	指	本公司每股面值1.00港元之非上市可換股可贖回優先股，其持有人可按每股面值1.00港元之可換股優先股兌換一股股份之比例，將全部或部份可換股優先股兌換為股份，惟該等持有人不得就任何決議案（有關本公司清盤、削減股本或修訂優先股所附特權之決議案除外）進行投票
「增購授權」	指	獨立股東根據收購守則第26.1條註釋15之授權
「董事」	指	本公司董事
「執行理事」	指	證監會企業財務科之執行理事及其授權代表

「Goldtron」	指	Goldtron Limited，於新加坡註冊成立之有限公司，其股份在新加坡證券交易所有限公司上市，於本公司之日期為二零零一年十一月七日之通函刊印時為本公司之主要股東，截至最後實際可行日期，其控股權益已減持至低於10%
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「HSS集團」	指	Siemens先生、Saran先生、Hicks先生及Interventure Group
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	由韋雅成先生及Matthew Brian Rosenberg先生組成之本公司獨立董事委員會，獲委任就供股、清洗豁免及增購授權向獨立股東提供意見
「獨立股東」	指	HSS集團、其聯繫人士及一致行動人士以外之所有股東
「Interventure Group」	指	Interventure Group Limited，於英屬處女群島新註冊成立之公司，由Siemens先生、Saran先生及Hicks先生分別實益擁有三分之一權益，為與Siemens先生、Saran先生及Hicks先生一致行動之人士
「最後接納日期」	指	二零零一年十二月十日星期一下午四時正，即有效接納暫定配發未繳股款供股股份之最後限期
「最後實際可行日期」	指	二零零一年十一月二十一日，即本供股章程付印前為確定本供股章程所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Hicks先生」	指	Bruce Hicks先生，實益擁有8,835,714股股份，為與Siemens先生、Saran先生及Interventure Group一致行動之人士

「Saran先生」	指	Kuldeep Saran先生，實益擁有1,140,000股股份，為與Siemens先生、Hicks先生及Interventure Group一致行動之人士
「Siemens先生」	指	Richard John Siemens先生，本公司主席兼執行董事，及實益擁有110,000,000股股份及28,700,000份購股權（行使價為每股0.68港元），為與Saran 先生、Hicks先生及Interventure Group一致行動之人士
「海外股東」	指	於記錄日期名列本公司股東名冊或（如適用）可換股優先股持有人名冊之股東及可換股優先股持有人，而彼等於該日在本公司股東名冊或（如適用）可換股優先股持有人名冊登記地址位於香港以外地區
「合資格股東」	指	於記錄日期名列本公司股東名冊或（如適用）可換股優先股持有人名冊之股東及可換股優先股持有人（海外股東除外）
「記錄日期」	指	二零零一年十一月二十三日星期五，即釐定供股配額之記錄日期
「供股」	指	根據於記錄日期每持有一股現有股份或每持有一股可換股優先股可獲兩股供股股份之比例按每股供股股份0.0425港元之價格發行不少於3,139,294,672股供股股份
「供股文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格
「供股股份」	指	根據供股發行之新股份
「披露權益條例」	指	香港法例第396章證券（披露權益）條例

「證監會」	指	證券及期貨事務監察委員會
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.02港元之普通股
「購股權」	指	本公司根據一九九九年十月二十五日通過之購股權計劃向本集團僱員授出之購股權，其持有人可按根據有關計劃按介乎0.25港元至2.30港元之行使價以現金認購新股份，詳情載於本供股章程附錄一
「股東特別大會」	指	本公司於二零零一年十一月二十三日星期五舉行之股東特別大會，以考慮供股、清洗豁免、增購授權、建議增加本公司之法定股本及發行股份之一般授權
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	有權於本公司任何股東大會上行使或控制行使10%或以上投票權之人士
「收購守則」	指	香港公司收購及合併守則
「交易日」	指	聯交所開放買賣之日期
「包銷商」	指	嘉洛證券有限公司，根據香港法例第333章證券條例註冊之證券交易商，為獨立第三者，與本公司及其附屬公司之董事、主要行政人員、主要股東及彼等各自之聯繫人士概無關連
「包銷協議」	指	本公司與包銷商於二零零一年十月四日就供股包銷及其他安排而訂立之協議（經修訂）

「美國」	指	美利堅合眾國
「清洗豁免」	指	根據收購守則第26條豁免指引附註1豁免根據收購守則第26條作出強制性收購本公司證券(HSS集團及一致行動人士擁有之本公司證券除外)之責任
「港元」	指	港元
「%」	指	百分比

以下資料摘錄自本供股章程，並須與本供股章程全文一併閱讀：

將予發行之供股股份數目：	不少於3,139,294,672股供股股份，佔本公司現已發行普通股股本總數約201.24%，及佔經供股擴大後之本公司已發行普通股股本約66.80%（假設於記錄日期前並無行使購股權），惟不多於3,345,791,690股供股股份（假設除Siemens先生所持之28,700,000份購股權外之131,948,509份購股權獲悉數行使）
供股之基準：	於記錄日期，每持有一股現有股份可獲配兩股供股股份，而每持有一股可換股優先股可獲配兩股供股股份
認購價：	每股供股股份0.0425港元，須於接納時繳足
享有權之基準：	合資格股東將獲暫定配發供股股份
超額申購之權利：	合資格股東將有權申購超逾其獲暫定配發之供股股份
供股所籌集之款項：	扣除開支前不少於約133,000,000港元，在扣除估計費用5,000,000港元後約128,000,000港元

終止包銷協議

謹請留意，包銷協議載有若干條文，授權包銷商在發生若干事項之情況下，可發出書面通知終止根據包銷協議須承擔之責任。

倘若於寄發供股文件或最後接納日期後第二個營業日下午四時三十分之前發生下列事項，包銷商可終止其根據包銷協議之承諾：

(A) 包銷協議所載述之任何聲明及保證在任何主要方面於作出或視為作出之時為失實或不確，或於最後接納日期後第二個營業日下午四時三十分前任何時間根據現有事實及狀況而重新作出該等聲明或保證時在任何主要方面屬失實或不確；

(B) 本公司嚴重違反任何根據包銷協議須承擔之責任；

(C) 包銷商根據包銷協議所承擔責任之附帶條件未能達成或因任何理由極可能不能達成；或

(D) 國家或國際金融、貨幣、經濟或政治狀況出現任何轉變（包括匯率波動），或出現不尋常市況或爆發衝突或敵意，而包銷商有理由認為導致或可能導致港元或美元資金供應或利率出現重大不利之波動。

現有股份已由二零零一年十一月十九日星期一起以除權方式買賣。供股股份將由二零零一年十一月二十七日星期二起至二零零一年十二月五日星期三止期間（包括首尾兩日）以未繳股款形式買賣。倘包銷商於二零零一年十二月十二日星期三下午四時三十分前終止包銷協議，或供股之條件未能達成，則供股將不予進行。

任何人士擬於現時起至所有條件達成之日（預期為二零零一年十二月十二日星期三）期間買賣股份，及擬於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三期間（包括首尾兩日）買賣未繳股款之供股股份均須承擔供股可能不會成為無條件或不予進行之風險。

投資者擬於此等期間買賣股份或未繳股款之供股股份應諮詢專業意見。

二零零一年

記錄日期	十一月二十三日星期五
於報章公佈股東特別大會之結果	十一月二十六日星期一
買賣未繳股款供股股份之首日	十一月二十七日星期二
分拆未繳股款供股股份之最後限期	十一月三十日星期五下午四時正
買賣未繳股款供股股份之最後日期	十二月五日星期三
接納供股股份及支付股款及申請額外供股股份之最後限期	十二月十日星期一下午四時正
終止包銷協議之最後限期	十二月十二日星期三下午四時三十分
預期供股成為無條件之日期	十二月十二日星期三下午四時三十分
在報章公佈供股及包銷之結果及Interventure Group及／或包銷商認購之供股股份數目（如有）	十二月十四日星期五或之前
寄發全部或部份未獲接納之額外供股股份申請之退款支票	十二月十四日星期五或之前
預期寄發繳足股款供股股份之股票	十二月十四日星期五或之前
預期在聯交所開始買賣繳足股款供股股份之日期	十二月十八日星期二上午十時正

e-KONG
e-Kong Group Limited
(於百慕達註冊成立之有限公司)

執行董事:
Richard John Siemens先生
Derrick Francis Bulawa先生
林祥貴先生

非執行董事:
張清來先生

獨立非執行董事:
韋雅成先生
Matthew Brian Rosenberg先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點:
香港
北角
渣華道191號
嘉華國際中心
2101-3室

敬啟者:

供股
按於記錄日期每持有一股現有股份或一股可換股優先股
可獲兩股供股股份之比例
以每股供股股份0.0425港元之價格
發行不少於3,139,294,672股每股面值0.02港元之供股股份
股款須於接納供股時繳足

緒言

於二零零一年十月十日,董事會宣佈本公司建議以供股方式,以每股供股股份0.0425港元之價格發行不少於3,139,294,672股供股股份,集資約133,000,000港元(未扣除開支)。本公司將以未繳股款形式按於記錄日期每持有一股現有股份或一股可換股優先股可獲發兩股供股股份之比例向合資格股東暫定配發供股股份。

於二零零一年十一月七日，本公司向股東、可換股優先股持有人（及購股權持有人，僅供參考）寄發一份通函，其中載有供股詳情、獨立董事委員會提供之推薦意見、獨立財務顧問就供股、清洗豁免及增購授權提供之意見及股東特別大會通告。

正如本供股章程附錄二「可供查閱文件」一節所述，該通函現可供查閱。

本供股章程旨在為 閣下提供（其中包括）供股，買賣、轉讓及接納供股股份之資料，以及本集團若干財務及其他資料。

供股建議

發行之統計數字

供股基準：	於記錄日期每持有一股現有股份可獲兩股供股股份，而每持有一股可換股優先股可獲兩股供股股份
已發行股份及可換股優先股數目：	於最後實際可行日期為1,559,967,336股股份及9,680,000股可換股優先股
供股股份數目：	不少於3,139,294,672股股份，佔本公司現已發行股份總數約201.24%，並佔經供股擴大後之本公司已發行股份約66.80%（假設於記錄日期前並無行使購股權）

根據供股而可能發行之供股股份數目可按記錄日期或之前發行及配發之任何額外股份（包括購股權持有人行使購股權所附認購權利而發行及配發之股份）之比例增加。於最後實際可行日期有131,948,509份未行使之購股權。倘若在記錄日期或之前全數行使該等購股權（除Siemens先生持有之28,700,000份購股權外）所附有之認購權利而發行與配發股份，則已發行股份之數目將增至為1,663,215,845股，而根據供股可發行之供股股份數目將增至為3,345,791,690股。

根據本公司公司細則，股份之持有人獲邀供股，本公司需向可換股優先股持有人作出類似邀請，如彼等之換股權於記錄日期已成為可行使並已獲悉數獲行使，故此，可換股優先股持有人可按每持有一股可換股優先股獲得兩股供股股份而不論有否兑換可換股優先股。因此，將會就現已發行之9,680,000股可換股優先股暫定配發19,360,000股供股股份（不論上述可換股優先股實際有否兑換）。

除9,680,000股可換股優先股及131,948,509份購股權外，並無其他可兑換而尚未行使之證券或文據。本公司預計可透過供股籌集約133,000,000港元（未扣除費用）。

合資格股東及海外股東

本公司將只會向合資格股東發出此供股章程、暫定配額通知書及額外供股股份申請表格。

供股文件將不會根據香港及百慕達以外任何司法權區之適用證券法例而登記或存檔。由於董事認為在未於其他司法權區依法辦理登記或其他特別手續前，向海外股東提呈發售供股股份將會或可能不合法或不可行，因此本公司將向海外股東寄發供股章程及供彼等參考，而不會向海外股東提供供股股份之暫定配額，亦不會向海外股東寄發暫定配額通知書或額外供股股份申請表格。

本公司將會作出安排，當未繳股款供股股份開始買賣後，在獲得溢價（已扣除費用）之情況下，將海外股東原可獲得暫定配發之供股股份以未繳股款之方式在市場出售。出售所得不少於100港元之款項（已扣除費用），將儘快以港元支付予海外股東。個別數額少於100港元者則不會支付，而將撥歸本公司所有。

供股股份之認購價

每股供股股份0.0425港元，合資格股東須於接納有關供股股份之暫定配額或申請額外供股股份時繳足，而未繳股款供股股份持有人當認購供股股份時亦須繳足。

認購價較(i)二零零一年九月二十五日（即緊接股份在二零零一年九月二十六日暫停買賣前最後一個交易日）在聯交所所報之股份收市價每股0.072港元折讓約40.97%；(ii)較根據該收市價每股0.072港元計算之理論除權價每股0.0523港元折讓約18.73%；及(iii)較直至及包括緊接股份於二零零一年九月二十六日暫停買賣前最後交易日前十個交易日之平均收市價每股約0.081港元折讓約47.53%。

認購價由本公司與包銷商經公平磋商釐定。董事認為認購價公平合理，且符合本公司與股東之整體利益。

供股股份之地位

供股股份在配發、發行及繳足股款後，在各方面將與當時已發行之股份享有同等權益，而該等供股股份之持有人將可收取供股股份發行日期後所宣派、作出或派付之所有未來股息及分派。

供股之條件

供股須待（其中包括）以下條件達成後始作實：

(i) 本公司就供股向股東及可換股優先股持有人寄發通函；

(ii) 股東於股東特別大會上通過一項普通決議案，以批准增加本公司之法定股本，透過額外增加3,000,000,000股股份由348,929,402.00港元增至408,929,402.00港元；

(iii) 獨立股東於股東特別大會上通過一項普通決議案，以批准供股；

(iv) 執行理事授予HSS集團及一致行動人士豁免根據收購守則第26條，就供股全面收購未曾由HSS集團及一致行動人士擁有或同意將由彼等收購之證券，以及獨立股東於股東特別大會上以投票表決方式批准清洗豁免；

(v) 聯交所上市科授出（須視乎配發而定）且並未撤回供股股份以未繳股款及繳足股款之方式上市及買賣；

(vi) 百慕達金融管理局同意（如適用）增加本公司法定股本及按有關條款發行並容許自由轉讓供股股份；及

(vii) 供股文件已於香港公司註冊處登記，並已向百慕達公司註冊處存檔。

由於供股建議須待上述條件達成後始能作實，故可能會或不會進行。根據包銷協議之條款，本公司及／或包銷商不得豁免上述供股之條件。

於本供股章程日期，第(i)、(ii)、(iii)、(iv)及(vii)項條件經已達成。就第(vi)項條件而言，就向非百慕達居民之人士發行股份（就外匯管制而言）已接獲百慕達金融管理局根據百慕達一九七二年外匯管制法（及其監管條例）之批准，惟股份必須於聯交所上市。於授出該批准及接納本供股章程，已呈交暫定配額通知書及額外供股股份申請表格以作存檔時，百慕達金融管理局或百慕達公司註冊處均不就本集團之財政狀況或本供股章程、暫定配額通知書或額外供股股份申請表格所述之任何聲明或意見之準確性承擔任何責任。

倘若上述供股之條件未能於二零零一年十一月二十三日星期五刊發供股文件之日期左右（或包銷商自行決定之較後日期，但不遲於二零零一年十二月十七日星期一下午五時正）達成，則包銷商及本公司均不會就包銷協議擁有任何權利或承擔任何責任，而根據供股接納之配額之責任及供股將告失效。

供股預期於二零零一年十二月十二日星期三成為無條件。

包銷安排

Siemens先生、Saran先生及Hicks先生之承諾

於最後實際可行日期，Siemens先生所控制若干公司實益擁有110,000,000股股份，佔本公司已發行股本約7.05%。Siemens先生已作出不可撤回之承諾，在二零零一年十月四日之承諾日至記錄日期，該等公司實益擁有之股份將繼續以該等公司名字登記，在未經執行理事書面同意前不得買賣或以其他方式處置股份，而Siemens先生將自行或促使他人接納持有該等股份之公司因供股而可獲暫定配售之供股股份配額。Saran先生及Hicks先生亦已就彼等各自直接或透過所控制之公司實益擁有之1,140,000股及8,835,714股股份（分別佔本公司已發行股份股本0.073%及0.57%）作出相同之承諾。於最後實際可行日期，包銷商並無於本公司持有任何股權。

除Siemens先生、Saran先生及Hicks先生已同意自行或促使他人認購之239,951,428股供股股份外，不少於3,139,294,672股供股股份已獲包銷商全數包銷。倘若131,948,509份尚未行使而合資格行使以認購131,948,509股股份之購股權獲全數行使，而有關股份在記錄日期或之前發行，則包銷商根據包銷協議所包銷之供股股份數目將為3,163,240,262股。

分包銷

Interventure Group乃為分包銷供股股份而成立之公司，已同意分包銷不超過1,468,235,294股供股股份，佔已獲包銷之2,899,343,244股供股股份約50.64%。Interventure Group可獲包銷商支付相等於所分包銷數額2.0%之分包銷佣金。Interventure Group之分包銷責任須待包銷協議項下包銷商之責任成為無條件及並無根據協議之條款予以終止，方可作實。然而，倘於最後接納日期，所有或任何已獲包銷商包銷之供股股份未獲認購，則包銷商可按其絕對酌情權要求Interventure Group或其代名人認購包銷商認為不足之部份，最多為上述之1,468,235,294股供股股份。

包銷協議

日期:	二零零一年十月四日
包銷商:	嘉洛證券有限公司
所包銷供股股份數目:	不少於2,899,343,244股但不多於3,163,240,262股
佣金:	包銷商所包銷供股股份總發行價3.5%(除因記錄日期或之前行使購股權所附認購權利而發行之股份毋須支付佣金,除非已實際行使上述權利)

終止包銷協議

謹請留意,包銷協議載有若干條文,授權包銷商在發生若干事項之情況下,可發出書面通知終止根據包銷協議須承擔之責任。

倘若在寄發供股文件或最後接納日期後第二個營業日下午四時三十分之前發生下列事項,包銷商可終止其根據包銷協議之承諾:

(A) 包銷協議所載述之任何聲明及保證在任何主要方面於作出或視為作出之時為失實或不確,或於最後接納日期後第二個營業日下午四時三十分前任何時間根據現有事實及狀況而重新作出該等聲明或保證時在任何主要方面屬失實或不確;

(B) 本公司嚴重違反任何根據包銷協議須承擔之責任;

(C) 包銷商根據包銷協議所承擔責任之附帶條件未能達成或因任何理由極可能不能達成;或

(D) 國家或國際金融、貨幣、經濟或政治狀況出現任何轉變(包括匯率波動),或出現不尋常市況或爆發衝突或敵意,而包銷商有理由認為導致或可能導致港元或美元資金供應或利率出現重大不利之波動。

買賣股份及未繳股款供股股份風險之警告

現有股份已由二零零一年十一月十九日星期一起以除權方式買賣。供股股份將由二零零一年十一月二十七日星期二起至二零零一年十二月五日星期三止期間(包括首尾兩日)以未繳股款形式買賣。倘包銷商於二零零一年十二月十二日星期三下午四時三十分前終止包銷協議,或供股條件未獲達成,則供股將不予進行。

任何人士擬於現時起至所有條件達成之日(預期為二零零一年十二月十二日星期三)期間買賣股份,及擬於二零零一年十一月二十七日星期二至二零零一年十二月五日星期三期間(包括首尾兩日)買賣未繳股款之供股股份均須承擔供股可能不會成為無條件或不予進行之風險。

投資者擬於此等期間買賣股份或未繳股款之供股股份應諮詢專業意見。

供股之理由及所得款項用途

本集團專注提供結合先進技術之匯聚服務,致力為環球性行業提供整體營運解決方案的發展和服務,其中包括電訊(國際長途電話)、企業旅遊及活動管理,以及保險等。本集團旗下的環球業務,是將創新的概念及技術,與傳統的服務價值相結合,匯聚於一個綜合性的服務平台。透過為服務供應商提供銷售、客戶服務、交付、發單以至結賬等流程服務,使消費者可在現今競爭高度劇烈的市場中享有更多的選擇、價值和方便。

本公司之全資附屬公司ZONE Group Inc.(「ZONE」)現時在美國、香港及新加坡經營業務,董事認為此乃本集團之長期投資項目。其他長期投資業務包括本集團其他服務業務、EventClicks(企業活動管理服務)及Speedinsure(保險服務)。誠如本公司截至二零零一年六月三十日止六個月之中期報告所述,此三類業務佔營業額之百分比分別約為83%、15%及1%。本集團亦持有其他上市及非上市科技、媒體及互聯

網公司之少數權益作長期投資。本集團之會計政策為於反映該等投資時乃按原值減去減值撥備及未兑現虧損（董事認為屬非臨時性質）列賬。

誠如本公司二零零一年中期業績所述，ZONE已於二零零一年六月展開美國之業務，預期ZONE香港業務在二零零一年第四季開始取得未計利息、税項、折舊及攤銷之盈利，而ZONE新加坡業務之收入在當地困難之經營環境下仍不斷上升。本公司未來十二個月之首要目標在於為所有服務性業務爭取正流動現金收益。

為使本集團繼續實行業務發展策略及迅速把握業務商機，董事認為應增強本公司之資本基礎及鞏固本集團之財政狀況。假設於記錄日期前並無行使任何尚未行使之購股權，則供股於完成時將即時為本公司集資約128,000,000港元（已扣除預計之開支5,000,000港元）。董事預期供股所得款項淨額至少75%將用作ZONE之一般營運資金用途，餘額將用作本集團一般營運資金之用途。董事預期供股所籌得之所得款項淨額連同本集團之內部資源及可動用之銀行及其他借貸融資將為其至少未來十二個月之需要提供足夠之營運資金。

供股一方面有助鞏固本集團之財政狀況，同時亦可讓合資格股東維持彼等各自所持之本公司股權比例。董事認為，以供股方式集資符合本公司及股東之整體利益。

本集團之未來計劃及前景

本集團已確立一個可靠及規模具彈性之業務模式，業務模式利用科技並重定提供服務之方式。各營運公司已渡過其成立期、採納其技術、開始營運及設立其分銷網絡。本集團在擴大其於三個獲挑選之行業之市場佔有率上處於有利位置，三個行業包括電訊（國際長途電話）、企業旅遊及活動管理及保險。本集團透過其創新之業務概念，將目標定為在較短之時間內及不會投放大量資金之情況下，將其業務擴展。

預期ZONE之電訊業務將為本集團之營業額帶來大幅增長，尤以於美國之業務為然。美國為世界上最大之國際長途電話(IDD)及國內長途電話(DLD)市場，商業及家用市場均對具成本效益及有效率之電訊服務供應商（可提供選擇、方便、具質素及價格優惠之服務）之需求甚為殷切，故帶來無限商機。

ZONE現時在美國、香港及新加坡均有業務。本集團致力在此等地區擴展業務之同時，其業務模式可容易於其他已開放而競爭激烈的電訊環境之國家獲採用。在適當商機出現時，本集團將擴展其業務至該等國家。ZONE之技術在多個國家正申請專利，包括美國、日本及澳洲，其業務模式獨特，尚無競爭對手以該業務模式加入市場。

本集團計劃一方面分配大部分資源至ZONE業務，尤其把握美國之增長商機獲取溢利，另一方面本集團將繼續投資發展其他兩項業務（即Speedinsure及EventClicks），該兩項業務之服務對象為保險業及商旅業，該兩個行業與電訊業同樣為最具增長潛力之行業，其可透過使用本集團之業務方法及技術而達致營運效率。

董事有信心創新之業務概念、合適之技術水平，以及執行業務計劃之方法及速度將讓本集團在提供目標服務方面改善成本效益，並在爭取更大市場佔有率方面盡享其首位提倡者之優勢。

HSS集團之未來意向

HSS集團擬於供股後繼續本集團之業務。HSS集團目前無意就本集團之業務引入任何重大變動，包括重新分配本集團之固定資產。其亦不會對本公司及其附屬公司之現任員工作出任何重大變動。

由二零零一年十月十九日起生效之收購守則之強制要約條文之修訂

在該公佈日期後，證監會宣佈修訂由二零零一年十月十九日生效之收購守則之強制要約條文，其中包括：

- 因持股量而作出全面收購之觸發點由35%降至30%；及

- 自由增購率由任何12個月內之5%降至2%。

根據已修訂之收購守則，HSS集團及一致行動人士須受30%觸發點而作出全面收購所規限及自由增購率規例將適用於彼等於本公司之持股量可能增加。彼等之持股量可能增加可能由於：

(i) HSS集團根據作為股東認購額外供股股份之申請認購供股股份；及／或

(ii) HSS集團及一致行動人士根據彼等有關供股之承諾、分包銷承擔或包銷協議（視情況而定）而需認購供股股份。

股權結構變動及清洗豁免

執行理事已根據收購守則第26條豁免註釋第1項授予HSS集團及一致行動人士清洗豁免。

於供股完成時，HSS集團及一致行動人士之股權須視下列各項而定：

- 股東（不包括HSS集團）認購供股股份之程度；

- 股東（不包括HSS集團）會否申請認購額外供股股份，及將可能發行予彼等之任何額外供股股份之數目；

- HSS集團會否申請認購額外供股股份，及將可能發行予其之任何額外供股股份之數目；及

- 若供股股份未獲悉數認購，包銷商能否根據包銷協議完成配售供股股份。

於最後實際可行日期，HSS集團並未表明其是否有意申請認購額外供股股份。

本公司於最後實際可行日期之股權架構及在不同情況下完成供股後之預計最終股權架構載列如下：

	於最後實際可行日期之股權架構		情況一		情況二	
Siemens先生	110,000,000	7.05%	330,000,000	6.58%	330,000,000	7.02%
Saran先生	1,140,000	0.07%	3,420,000	0.07%	3,420,000	0.07%
Hicks先生	8,835,714	0.57%	26,507,142	0.53%	26,507,142	0.56%
Interventure Group	0	0.00%	1,145,679,118	22.82%	1,468,235,294	31.24%
包銷商	0	0.00%	0 (附註2)	0.00%	1,431,107,950	30.47%
	119,975,714	7.69%	1,505,606,260	30.00%	3,259,270,386	69.36%
公眾人士(附註3)	1,439,891,622	92.30%	3,400,052,766	67.76%	1,439,891,622	30.64%
可換股優先股持有人	0	0.00%	9,680,000	0.19%	0	0.00%
購股權持有人	0	0.00%	54,430,000	1.08%	0	0.00%
其他董事(附註1)	100,000	0.01%	48,918,509	0.97%	100,000	0.00%
合計	1,559,967,336	100.00%	5,018,687,535	100.00%	4,699,262,008	100.00%

附註：

1. 不包括Siemens先生在內之董事。

2. 包銷商並無根據包銷協議認購任何供股股份。

3. 包括Goldtron。

情況一

股東(不包括HSS集團)按此或以上標準認購供股，HSS集團及一致行動人士將持有本公司供股後不少於30%投票權。因此，HSS 集團及其一致行動人士通常須根據收購守則第26條就該等並非由彼等已擁有或就供股同意由彼等收購之本公司證券提出全面收購建議。

該認購標準將為由股東（不包括HSS集團）認購約1,960,161,144股供股股份，約相當於供股股份總數3,345,791,690股之58.59%，所採用之假設如下：

- 可換股優先股獲悉數轉換；
- 購股權（不包括由Siemens先生所持有之購股權）獲悉數行使；
- 可換股優先股持有人、購股權持有人及其他董事並無承擔彼等之供股股份配額合共226,057,018股；
- HSS集團全數承擔其供股股份之配額；
- HSS集團並未申請任何額外供股股份；
- 於公眾股東之供股股份配額2,879,783,244股中，彼等承擔1,960,161,144股供股股份（其餘919,622,100股供股股份由Interventure Group根據分包銷承諾承擔）；
- 根據包銷協議，包銷商毋須承擔任何供股股份；及
- Interventure Group須根據其分包銷承擔認購未獲認購之1,145,679,118股供股股份。

情況二

此情況表明HSS集團及一致行動人士於供股完成時所持有之本公司股權之可能最大總數，約佔本公司經擴大後已發行股本之69.36%，所採用之假設如下：

- 並無可換股優先股獲轉換；
- 並無購股權獲行使；
- HSS集團全數承擔其供股股份之配額；
- HSS集團並未申請任何額外供股股份；
- Interventure Group須全數完成其分包銷承擔；

- 包銷商須根據包銷協議全數完成其承擔；及

- 包銷商將不會配售其根據包銷協議可能收購之供股股份。

執行理事已根據收購守則第26條豁免註釋第1項向HSS集團及其一致行動人士授出清洗豁免。

HSS集團及一致行動人士於二零零一年四月十日（即緊接該公佈日期前六個月之日）起至最後實際可行日期止之期間內概無收購任何本公司之投票權。

增購授權

應Siemens先生、Saran先生及Hicks先生之要求，亦已根據收購守則第26條，尋求獨立股東另以投票表決方式批出授權。增購授權並非供股之一項先決條件。

倘未獲授增購授權，則根據收購守則第26.1條註釋第15項，HSS集團及一致行動人士將於緊隨供股完成後十二個月內被禁止購入額外股份（購入及／或出售下文(i)及(ii)所述之2%範圍內之股份除外）。倘在供股完成後，HSS集團及一致行動人士持有：

(i) 不少於30%但不多於32%之本公司投票權，則HSS集團及一致行動人士將被視為持有30%之最低持股百分比，並可任意購入及出售高於30%持股量之上2%範圍內之投票權。

(ii) 超過32%但不多於52%之本公司投票權，則HSS集團及一致行動人士之最低持股百分比將被視為低於彼等於緊隨供股完成後所持有股份百分比之2%，並將可任意出售及隨後購入於該2%範圍內之本公司投票權。

倘獲授增購授權，則HSS集團及一致行動人士將毋須根據上文所述，於供股完成後十二個月內被禁止購入額外股份（惟仍須受收購守則之規定限制）。

倘HSS集團及一致行動人士於供股完成時持有本公司少於30%之股權，彼等隨後收購任何額外股份或投票權以致彼等合共所持有股份佔本公司投票權之30%或以上，將觸發提出全面收購建議之責任。

倘供股完成時，HSS集團及一致行動人士持有超過本公司已發行股本之52%，根據收購守則，在獲授或並未獲授予增購授權之情況下，HSS集團及一致行動人士將獲准增加彼等於本公司之持股量，而毋須根據收購守則第26條負上須作出全面收購建議之其他任何責任。

接納或轉讓手續

本供股章程隨附暫定配額通告書，如　閣下為合資格股東，該暫定配額通知書將授權　閣下認購其上列印之供股股份數目。

倘　閣下擬行使是項權利認購供股股份，則須於二零零一年十二月十日星期一下午四時正前按照暫定配額通知書所印備之指示，將該通知書連同於接納時繳付之全數股款送交本公司之香港股份過戶登記分處秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓）。所有股款均須以港元繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited — Rights Issue Account」，並以「只准入抬頭人賬戶」劃線方式開出。

謹請注意，除非填妥之暫定配額通知書連同適當之股款已於二零零一年十二月十日星期一下午四時正前由原有配發人或獲有效轉讓權利之任何人士送交秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓），否則有關暫定配額及一切有關權利將視作已被放棄及予以註銷。即使暫定配額通知書並未根據有關指示填妥，本公司仍可按其酌情權視其為有效並對遞交或代為遞交之人士具約束力。

閣下如欲只接納　閣下部份暫定配額或欲放棄　閣下全部或部份暫定配額，暫定配額通知書內將載有就此需進行之手續之詳情。

閣下如欲只接納　閣下部份暫定配額，或將部份　閣下根據供股獲暫定配發之供股股份認購權轉讓，或將認購權轉讓予超過一位人士，則須於二零零一年十一月三十日星期五下午四時正前，將暫定配額通知書整份送交秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓）。秘書商業服務有限公司將會取消原有之暫定配額通知書，並按所要求之股份配額發出新暫定配額通知書，暫定配額通知書將可於遞交日期起計三個營業日內領取。分拆暫定配額將不會另收費用。

供股文件並未遵照香港及百慕達以外任何司法權區之證券或同等法例進行登記或存案。因此，任何居於香港以外地區之人士如欲申請認購供股股份，則有責任自行了解遵守所有有關地區之法律及規例（包括取得任何政府或其他方面之同意）之情況以及就此繳納該地區須繳納之任何税項及税款。本公司概不接納任何地址或就作為該等供股股份持有人將予註冊之地址為香港以外任何地區之人士就供股股份而提出之申請。本公司保留權利，在認為會違反香港以外任何司法權區所適用之證券或其他法例或規例之情況下，拒絕接納任何供股股份之申請。

香港以外地區任何人士填妥及交回暫定配額通知書將向本公司構成一項保證及聲明，表示該位人士就暫定配額通知書已遵照或將遵照在有關司法權區之所有登記、法律或監管規定。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之任何利息將歸本公司所有。隨附有關支票於首次過戶時未能兑現之任何暫定配額通知書均可遭拒絕受理。在此情況下，有關暫定配額及一切有關權利將被視作已被放棄而予以註銷。

倘包銷商行使權利終止其根據包銷協議之責任，則接納供股股份所收取之股款將會於二零零一年十二月十四日星期五或之前，以平郵方式將退款支票不計利息退還予合資格股東及其他獲有效轉讓未繳股款供股股份之人士，惟郵誤風險概由有關合資格股東或該等人士承擔。

所有文件（包括應繳款額支票）將以平郵方式寄予有關申請人或其他授權人士之登記地址，郵誤風險概由彼等承擔。

申請額外供股股份

本供股章程隨附額外供股股份申請表格，如　閣下為合資格股東，將授權　閣下申請額外供股股份。

合資格股東將有權申請海外股東任何未出售之配額，及任何已暫定配發但未獲合資格股東接納之供股股份。申請時須填寫額外供股股份申請表格，連同有關所申請額外供股股份之股款之獨立支票一併遞交。董事將按絕對酌情以公平公正基準分配額外供股股份。

閣下擬申請認購　閣下根據供股獲暫定配發以外之任何供股股份，則須將額外供股股份申請表格填簽妥當，連同有關申請認購額外供股股份應付款項而另行發出之支票，於二零零一年十二月十日星期一下午四時正前送交秘書商業服務有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「e-Kong Group Limited － Excess Application Account」，並以「只准入抬頭人賬戶」劃線方式開出。秘書商業服務有限公司將知會　閣下所獲配發之任何額外供股股份，而供股股份將以董事會酌情決定之公平合理原則分配。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之全部利息將歸本公司所有。隨附有關支票於首次過戶時未能兌現之額外供股股份申請表格均可遭拒絕受理。

倘包銷商行使權利終止其根據包銷協議之責任，則接納額外供股股份所收取之股款將會於二零零一年十二月十四日星期五或之前，以平郵方式將退款支票不計利息退還予合資格股東，惟郵誤風險概由有關合資格股東承擔。

倘合資格股東未獲分配任何額外供股股份，則預期申請認購時所繳付之款項將於二零零一年十二月十四日星期五或之前，全數以退款支票寄還予彼等。倘配發予合資格股東之額外供股股份數目少於所申請認購之數目，則預期認購款項之餘額將於二零零一年十二月十四日星期五或之前，全數以退款支票寄還予合資格股東。

額外供股股份申請表格僅供獲寄發該表格之合資格股東使用，不得轉讓。所有文件（包括應繳款項之支票）將以平郵方式寄往彼等之登記地址，惟郵誤風險概由應得人士承擔。

申請上市及買賣

本公司已向聯交所上市委員會申請批准供股股份（以未繳股款及繳足股款形式）上市及買賣。預期未繳股款供股股份將由二零零一年十一月二十七日星期二至二零零一年十二月五日星期三（包括首尾兩日）期間買賣。

待供股股份（以未繳股款及繳足股款形式）獲聯交所批准上市及買賣及符合香港結算之股份收納規定後，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之供股股份於聯交所開始買賣之日或香港結算決定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

本公司將作出一切所需安排，確保未繳股款及繳足股款之供股股份可加入中央結算系統。

就於聯交所進行買賣而言，未繳股款及繳足股款之供股股份每手買賣單位將為4,000股股份，與現時於聯交所買賣之股份之每手買賣單位相同。買賣未繳股款及繳足股款供股股份須繳付香港印花稅。

調整購股權之數目及認購價

根據本公司於一九九九年十月二十五日所通過購股權計劃之條款，供股將引致尚未行使購股權之認購價及／或所涉及股份之數目或面值作出調整。本公司將會另行發出公佈，通知全體購股權持有人有關上述調整之詳情。

供股股份股票

待達成供股之條件後，預期繳足股款供股股份股票將於二零零一年十二月十四日星期五以平郵方式寄予接納（及適當申請）及支付供股份之人士之登記地址，郵誤風險概由彼等承擔。

如屬聯名申請人，繳足股款之供股股份股票將寄發予於本公司股東登記冊內名列首位之申請人之地址。

如供股股份配額超過一手買賣單位，本公司建議在實際可行情況下以每手4,000股發行股票，餘額另外發行股票（如有）。

其他資料

敬請　閣下留意本供股章程各附錄所載之其他資料。

此　致

列位合資格股東　台照
及海外股東　參照

代表董事會
e-Kong Group Limited
董事
Derrick Francis Bulawa
謹啟

二零零一年十一月二十三日

1. 股本

於最後實際可行日期及隨即於供股完成後本公司之法定及已發行股本如下：

法定股本：		港元
288,929,402	於最後實際可行日期之可換股優先股	288,929,402.00
3,000,000,000	於最後實際可行日期之股份	60,000,000.00
3,000,000,000	於股東特別大會通告中之第一項普通決議案所載擬透過增加法定股本而產生之股份	60,000,000.00
6,000,000,000		120,000,000.00
已發行及繳足：		
9,680,000	於最後實際可行日期之可換股優先股	9,680,000.00
1,559,967,336	於最後實際可行日期之股份	31,199,346.72
3,139,294,672	假設並無購股權獲行使及並無可換股優先股於供股前獲轉換而將予發行之新股	62,785,893.44
4,699,262,008	隨即於供股後之股份	93,985,240.16

所有股份於各方面均享有同等權益，尤其包括其中之股息、投票權及資本。

股份於聯交所上市及概無任何本公司之證券於任何其他證券交易所上市及買賣及並無該等上市及買賣將會或擬進行。

全數繳足之供股股份及獲轉換之可換股優先股將會於各方面與當時之現有已發行股份享有同等權益，包括因轉換可換股優先股而致使分別於發行供股股份及已發行股份日期後收取所有於未來可能宣派、作出或派付之股息及其他分派。

購股權

於一九九九年十月二十五日，本公司批准一項購股權計劃，董事可能（於彼等酌情下）邀請任何本集團之全職僱員及╱或執行董事接納購股權，以於直至二零零九年十月二十四日止之任何時間認購股份。購股權可獲授予之股份數目最高不得超過本公司已發行股本之10%，不包括不時於行使購股權時之任何已發行股份。

授予之購股權可根據有關之配售函件中所載之條款及限制予以行使。於最後實際可行日期未行使之購股權附有權力以最初認購價0.25港元至2.30港元（可予以調整）現金認購新股份，及可於數個行使期間行使，到期日為二零零九年十月二十四日（包括該日在內）。根據本公司目前之資本架構，全面行使該等購股權會導致發行131,948,509股額外股份。

於供股完成時，尚未行使之購股權之股份認購價及╱或數目或面值將會有所調整。該等調整將會由本公司之核數師核證。

可換股優先股

於最後實際可行日期，本公司已發行9,680,000股可換股優先股。本公司之未上市可換股可贖回優先股面值為每股1.00港元，其持有人有權轉換所有或部份可換股可贖回優先股為股份，基準為以每股面值1.00港元之可換股優先股轉換一股股份。

除上文所披露者外，於最後實際可行日期，本公司並無任何已發行之購股權、認股權證及其他可換股證券。

2. 本集團財務資料撮要

摘錄自本集團各年年報之本集團截至二零零零年十二月三十一日止五年之經審核綜合業績之撮要及經重新分類／重列後載列如下。

	本集團截至十二月三十一日止年度之業績				
	二零零零年	一九九九年	一九九八年	一九九七年	一九九六年
	千港元	千港元	千港元	千港元	千港元
營業額					
持續經營業務	76,652	44,210	54,334	48,557	84,678
已終止業務	23,473	1,035	–	28,160	79,915
	100,125	45,245	54,334	76,717	164,593
經營溢利／(虧損)	5,105	(75,170)	(55,323)	(56,790)	(8,025)
應佔聯營公司業績	(1,110)	–	–	(21,478)	–
除税前溢利／(虧損)	3,995	(75,170)	(55,323)	(78,268)	(8,025)
税項	(739)	(739)	(1,763)	(1,366)	7
除税後經常業務溢利／(虧損)	3,256	(75,909)	(57,086)	(79,634)	(8,018)
少數股東權益	(1,954)	(2,499)	(6,469)	(6,154)	(920)
股東應佔溢利／(虧損)淨額	1,302	(78,408)	(63,555)	(85,788)	(8,938)
每股盈利／(虧損)					
基本	0.09仙	(11.5仙)	(14.3仙)	(24.4仙)	(2.8仙)
攤薄	0.08仙	不適用	不適用	不適用	不適用

本公司並未就截至二零零零年十二月三十一日止五個年度宣派任何股息。

3. 本集團於截至一九九九年十二月三十一日止及截至二零零零年十二月三十一日止兩年度各年之經審核財務資料撮要

下文為本集團及本公司於截至一九九九年及二零零零年十二月三十一日止兩年度各年之綜合收益表、綜合經確認盈虧表、綜合現金流量表及於一九九九年及二零零零年十二月三十一日之本集團及本公司之資產負債表連同摘錄自本集團於截至二零零零年十二月三十一日止年度之年報之相關附註。

綜合收益表

截至一九九九年及二零零零年十二月三十一日止年度

	附註	二零零零年 千港元	一九九九年 千港元
營業額	3	100,125	45,245
銷售成本		(72,570)	(23,104)
毛利		27,555	22,141
其他收入	3	28,861	1,493
其他收益／(開支)淨額	4	99,908	(44,957)
分銷成本		(6,086)	(480)
業務宣傳及市場推廣開支		(43,623)	–
行政開支		(86,180)	(25,283)
其他經營開支		(6,286)	(12,652)
經營溢利／(虧損)		14,149	(59,738)
融資成本	6	(140)	–
長期投資減值撥備		(8,904)	(15,432)
應佔聯營公司業績		(1,110)	–
除税前經常業務溢利／(虧損)	6	3,995	(75,170)
税項	8	(739)	(739)
除税後經常業務溢利／(虧損)		3,256	(75,909)
少數股東權益		(1,954)	(2,499)
股東應佔溢利／(虧損)淨額	9 & 22	1,302	(78,408)
每股盈利／(虧損)	10		
基本		0.09 仙	(11.50 仙)
攤薄		0.08 仙	不適用

綜合經確認盈虧表

截至一九九九年及二零零零年十二月三十一日止年度

	二零零零年 千港元	一九九九年 千港元
兑換海外附屬公司之匯兑差額	(388)	–
出售附屬公司時解除之滙兑儲備	(1,117)	–
撇銷聯營公司時解除之滙兑儲備	–	36,250
出售附屬公司時解除之其他資本儲備及綜合帳目之儲備	1,647	–
撇銷聯營公司時解除之其他資本儲備	–	(31,660)
股東應佔溢利／(虧損)淨額	1,302	(78,408)
經確認盈利／(虧損)總額	1,444	(73,818)
直接在儲備撇銷之商譽	(7,122)	(62,761)
增購附屬公司權益時產生之商譽	(12)	–
	(5,690)	(136,579)

綜合資產負債表
於一九九九年及二零零零年十二月三十一日

	附註	二零零零年 千港元	一九九九年 千港元
資產			
非流動資產			
物業、機器及設備	*11*	91,049	10,469
無形資產	*13*	42,366	781
聯營公司權益	*14*	12,687	—
長期投資	*15*	302,381	5,045
		448,483	16,295
流動資產			
待售物業		3,734	—
存貨	*16*	978	595
貿易及其他應收款項	*17*	73,791	15,282
作抵押存款		68,680	—
現金及現金等值項目	*18*	344,308	99,875
		491,491	115,752
流動負債			
貿易及其他應付款項	*19*	97,657	14,257
財務租賃承擔		582	—
税項		—	89
		98,239	14,346
流動資產淨值		393,252	101,406
總資產減流動負債		841,735	117,701
少數股東權益		119	12,441
資產淨值		841,616	105,260
資本及儲備			
已發行股本	*20*	40,879	194,160
儲備	*22*	800,737	(88,900)
		841,616	105,260

資產負債表

於一九九九年及二零零零年十二月三十一日

	附註	二零零零年 千港元	一九九九年 千港元
資產			
非流動資產			
物業、機器及設備	*11*	1,184	389
附屬公司權益	*12*	537,034	78,117
聯營公司權益	*14*	9,215	–
長期投資	*15*	–	778
		547,433	79,284
流動資產			
貿易及其他應收款項	*17*	14,350	2,402
作抵押存款		68,680	–
現金及現金等值項目	*18*	319,439	94,016
		402,469	96,418
流動負債			
貿易及其他應付款項	*19*	7,065	6,624
流動資產淨值		395,404	89,794
資產淨值		942,837	169,078
資本及儲備			
已發行股本	*20*	40,879	194,160
儲備	*22*	901,958	(25,082)
		942,837	169,078

綜合現金流量表

截至一九九九年及二零零零年十二月三十一日止年度

	附註	二零零零年 千港元	一九九九年 千港元
經營業務之現金流出淨額	23	(86,613)	(7,893)
投資回報及融資成本			
已付予少數股東之股息		–	(800)
已收利息		28,795	995
非上市投資收入		66	498
財務租賃承擔之已付利息		(140)	–
投資回報及融資成本之現金流入淨額		28,721	693
稅項			
已繳香港利得稅		–	(369)
已繳海外稅項		(212)	(970)
已繳稅項		(212)	(1,339)
投資業務			
購買物業、機器及設備		(101,597)	(1,375)
購買無形資產		(42,748)	(781)
增加長期投資		(206,946)	(11,346)
出售物業、機器及設備之所得款項		1,235	–
收購附屬公司（已扣除所收購之現金及現金等值項目）	25	(3,030)	(2,714)
向聯營公司墊款		(12,463)	–
出售附屬公司	26	(5,068)	–
投資業務之現金流出淨額		(370,617)	(16,216)
融資前之現金流出淨額		(428,721)	(24,755)
融資	27		
發行普通股		742,046	121,071
少數股東提供之資金		–	3
償還財務租賃承擔		(212)	–
融資之現金流入淨額		741,834	121,074
現金及現金等值項目增加		313,113	96,319
於一月一日之現金及現金等值項目		99,875	3,556
於十二月三十一日之現金及現金等值項目		412,988	99,875
現金及現金等值項目之結餘分析			
作抵押存款		68,680	–
定期存款		317,762	91,726
銀行結存及現金		26,546	8,149
		412,988	99,875

財務報表附註

截至二零零零年十二月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司上市。

其主要業務為投資控股，其附屬公司之主要業務載於財務報表附註12。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之標準會計準則及詮釋、香港一般採納之會計準則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策載於下文。

編撰基準

本財務報表乃按歷史成本而編撰。

綜合帳目之基準

綜合財務報表包括本公司及其附屬公司截至二零零零年十二月三十一日止年度之經審核財務報表。於本年內購入或出售之附屬公司業績均由該等公司之實際收購日起或截至實際出售日止計入綜合收益表內。集團內部之所有重要交易已於綜合財務報表內對銷。

商譽

商譽乃指收購代價超逾本集團所佔可分拆資產淨值之公平價值之差額，將於收購附屬公司或聯營公司時與儲備對銷或以直線法按估計可使用年期攤銷至收益表內。負商譽乃指於收購附屬公司或聯營公司當日本集團所佔可分拆資產淨值之公平價值超逾收購代價之差額，並將其撥入儲備。

出售附屬公司或聯營公司投資時，過去與儲備對銷或撥入儲備之相應商譽將撥入出售損益中計算。

附屬公司

附屬公司為一間由本公司直接或間接控制其逾半數投票權或已發行股本或控制其董事會組合或同等監管組織之公司。於公司之資產負債表內，附屬公司之投資乃按成本減任何永久減值準備（如需要）入帳。

聯營公司

聯營公司並非本集團之附屬公司或合營企業，而本集團對其具有重大影響力之公司。

聯營公司之投資以權益會計法在綜合財務報表入帳，首先以原值入帳，其後將根據本集團分佔聯營公司資產淨值之收購後變動而作出調整。綜合收益表反映本年度本集團分佔聯營公司收購後業績。

本集團與聯營公司進行交易之未變現盈虧會撇銷，並以本集團於聯營公司之權益為限，惟未變現虧損證明所轉讓資產出現減值則除外。於上述情況下，未變現盈虧即時計入收益表。

物業、機器及設備

物業、機器及設備乃按成本減累積折舊列帳。

資產之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。資產投入營運後所產生之開支，如維修、保養及大修等費用，一般均於產生期間列作開支。倘能明確顯示該等支出可使該資產預期可取得之日後經濟利益有所增加，則該等支出將撥作資產之額外成本。

當資產之可收回款項降至低於其帳面值，則帳面值將減少以反映下降之價值。在釐定資產之可收回款項時，預計未來流動現金將折讓至現值。

資產出售或退廢時，其成本值及累計折舊會在帳項中扣除，而出售資產所得之任何盈虧亦皆計入收益表內。

物業、機器及設備乃按其估計可使用年期，並扣除自全面運作之日期起估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值：

租賃物業裝修	剩餘租期
辦公室設備、傢俬及裝置	10%-33%
機械及設備	10%-33%
車輛	20%

無形資產

無形資產包括所收購之業務資產及業務合併時產生之商譽（收購附屬公司或聯營公司除外），並按估計可使用年期攤銷。業務資產主要包括業務計劃、業務合約、版權、其他知識產權及客戶名單。

長期投資

長期投資包括證券投資及已完成動畫之投資。

按特定目的持有之長期證券投資乃按成本入帳，並於每個報告日進行減損檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時入帳為開支。

出售證券投資之損益乃按出售時之出售所得款項淨額與證券之帳面值之差額計算。

已完成動畫之投資按成本減董事認為適當之永久減值及攤銷（如適用）撥備。

已完成動畫之投資乃按五年作攤銷撥備。

待售物業

待售物業乃按成本或可變現淨值之較低者入帳。成本包括土地成本、建築費用及其他直接成本（包括發展物業之利息成本）。可變現淨值乃參照管理層對售價之估計，而售價乃按現時市值減所有估計落成物業成本及宣傳與銷售物業所產生之成本而釐定。

存貨

存貨按成本與可變現淨值兩者之較低值入帳。成本包括購買及（在適用情況下）加工成本及將存貨運至現時地點及達至現行狀況所需開支，乃根據先入先出法計算。可變現淨值乃日常業務中之估計售價減以達致完成之估計成本及銷售所需之估計成本。

收入確認

收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

銷售動畫之收入乃於影片交付客戶及所有權獲轉移後確認。

電訊服務之收入乃於向客戶提供服務時確認。

互聯網保安解決方案服務之收入包括互聯網保安解決方案服務收入及電腦軟硬件之銷售。互聯網保安解決方案服務收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入帳。

保險及管理顧問收入乃於提供有關服務時確認入帳。

企業活動管理服務之收入乃於提供活動管理服務時確認入帳。

利息收入乃以本金結餘及適用之利率，按時間比例基準計算。

投資收入乃於本集團確定有權收取款項後確認。

財務租賃承擔

凡有關資產之大部份風險及擁有權之回報均已轉讓予本公司之租約，均列為財務租賃。根據財務租賃持有之資產於收購日期按公平值撥充資本。扣除利息支出後，承租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限入帳列作支出，使每個會計年度之餘下承擔有大約一致之支出。

所有其他租約均列作經營租賃，而每年租金按租期以直線法入帳列作支出。

外幣折算

外幣交易均按有關交易日期之滙率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約滙率換算為港元，而滙兌差額計入收益表內。

於綜合帳目時，以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約滙率換算。於綜合帳目時產生之一切滙兌差額均列入滙兌儲備中。

稅項

稅項乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。在稅務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之稅務影響以負債法計算，且僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延稅項。除非遞延稅項資產能毫無疑問得以變現，否則一概不予確認。

退休費用

供款乃於根據計劃規則須支付時入帳為支出。

經營租賃

凡資產擁有權之絕大部分利益及風險由租賃公司保留之租賃，均列為經營租賃。經營租賃之應付租金乃按直線法基準於租賃期內確認為支出。

現金等值項目

綜合現金流量表之現金等值項目指短期及流通性高之投資，而該等投資隨時可兌換成可知數額之現金及該等投資於購入時之到期時限不超過三個月，另扣除由借出日起計三個月內須償還之銀行貸款。

關連人士

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

3. 營業額及收入

按種類確認之營業額及收入分析如下：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
營業額		
動畫銷售收入	23,473	44,210
電訊服務收入	63,740	1,035
互聯網保安解決方案服務收入	8,292	–
保險及管理顧問服務收入	3,336	–
企業活動管理服務收入	1,284	–
	100,125	45,245
其他收入		
利息收入	28,795	995
非上市投資收入	66	498
	28,861	1,493
收入	128,986	46,738

4. 其他收益／(開支)淨額

		本集團	
		二零零零年	一九九九年
	附註	千港元	千港元
e-Kong投資業務所得收益		76,051	–
出售已終止業務之收益	5	23,210	–
出售附屬公司之收益／(虧損)		311	(33,673)
出售共同控制企業之虧損		–	(11,284)
其他		336	–
		99,908	(44,957)

e-Kong投資業務所得收益包括出售證券投資之收益。

5. 已終止業務

於二零零零年六月，本集團向獨立第三者出售所擁有Goldmarket Assets Limited及其附屬公司，包括Colorland Animation Productions Limited(統稱「Goldmarket集團」)之全部權益。Goldmarket集團主要從事製作動畫。出售前之年度內，Goldmarket集團之營業額為23,473,000港元(一九九九年:44,210,000港元)，而經營虧損則為4,049,000港元(一九九九年:936,000港元)。出售Goldmarket集團之溢利23,210,000港元，即出售所得款項減資產淨值之帳面值與應佔商譽。出售之現金影響載於附註26。

6. 除稅前經常業務溢利／(虧損)

已扣除:

	本集團	
	二零零零年	一九九九年
	千港元	千港元
(a) 融資成本		
財務租賃承擔之融資費用	140	–
(b) 其他項目		
無形資產攤銷	1,163	–
長期投資攤銷	1,000	3,511
豁免共同控制企業之欠款	–	1,200
核數師酬金	1,000	557
壞帳撇銷	42	3,000
壞帳撥備	1,100	–
存貨成本	14,234	21,773
折舊	10,508	3,506
出售物業、機器及設備之虧損	152	319
物業之經營租賃費用	2,685	3,008
員工成本	46,228	27,271

7. 董事酬金

	本集團	
	二零零零年	一九九九年
	千港元	千港元
袍金	—	—
薪金、其他酬金及其他實物利益	3,960	2,350
	3,960	2,350

年內並無向獨立非執行董事支付任何袍金或酬金(一九九九年:無)。

除上述酬金外,若干董事根據本公司僱員購股權計劃獲配授購股權。該等實物利益之詳情載於本供股章程附錄二「董事之權益」一段內。

本公司所授出之購股權在缺乏現有市場之情況下,董事未能對授予有關董事之購股權價值作出準確評估。

屬於下列薪酬幅度之董事人數如下:

	董事人數	
	二零零零年	一九九九年
港元		
零	6	4
1－1,000,000	—	4
1,500,001－2,000,000	1	—
2,000,001－2,500,000	1	—
	8	8

於年內,概無董事訂立任何安排放棄或同意放棄任何酬金。

最高薪人員酬金

五位最高薪人員包括兩位董事(一九九九年:三位),其酬金詳情已載於上文。其餘三位(一九九九年:兩位)人員之酬金總額如下:

	本集團	
	二零零零年	一九九九年
	千港元	千港元
薪金及其他酬金	3,370	2,840

	人員人數	
	二零零零年	一九九九年
港元		
零－1,000,000	1	—
1,000,001－1,500,000	2	1
1,500,001－2,000,000	—	1
	3	2

8. 稅項

由於本集團在本年度出現稅務虧損，因此財務報表並無就香港利得稅作撥備。

海外稅項指按當時稅率計算而應繳之中華人民共和國所得稅。

稅項支出包括：

	本集團	
	二零零零年 千港元	一九九九年 千港元
香港利得稅：		
本年度	–	41
以往年度超額撥備	–	(21)
海外稅項	739	719
	739	739

本年度尚未（抵免）／撥備之遞延稅項之主要部分如下：

	本集團	
	二零零零年 千港元	一九九九年 千港元
免稅額超過折舊	1,830	187
所產生之稅項虧損：		
收購附屬公司	(329)	(2,579)
本年度	(17,623)	(395)
	(16,122)	(2,787)

9. 股東應佔溢利／（虧損）淨額

股東應佔溢利／（虧損）淨額包括已計入綜合收益表之本公司溢利31,713,000港元（一九九九年：虧損70,989,000港元）及由聯營公司保留之虧損1,110,000港元（一九九九年：無）。

10. 每股盈利／(虧損)

	二零零零年 千港元	一九九九年 千港元
股東應佔溢利／(虧損)淨額用作計算每股基本盈利／(虧損)及攤薄盈利	1,302	(78,408)

	二零零零年 股份數目	一九九九年 股份數目
普通股之加權平均數用作計算每股基本盈利／(虧損)	1,503,101,780	681,868,558
普通股潛在之攤薄影響：		
購股權	44,453,645	
可換股優先股	37,269,053	
普通股之加權平均數用作計算每股攤薄盈利	1,584,824,478	不適用

由於潛在普通股會減低每股虧損，並視為具反攤薄作用，故並無呈列一九九九年之每股攤薄虧損。

11. 物業、機器及設備

本集團	機械及設備 千港元	車輛 千港元	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本					
於二零零零年一月一日	3,589	487	593	16,523	21,192
收購附屬公司	–	–	63	705	768
添置	86,777	–	1,318	14,296	102,391
出售	(477)	–	(55)	(1,372)	(1,904)
出售附屬公司	(5,492)	(487)	(593)	(14,899)	(21,471)
於二零零零年十二月三十一日	84,397	–	1,326	15,253	100,976
折舊					
於二零零零年一月一日	1,740	316	374	8,293	10,723
收購附屬公司	–	–	3	462	465
本年度折舊	6,850	–	313	3,345	10,508
出售	(97)	–	(14)	(406)	(517)
出售附屬公司	(1,401)	(316)	(374)	(9,161)	(11,252)
於二零零零年十二月三十一日	7,092	–	302	2,533	9,927
帳面淨值					
於二零零零年十二月三十一日	77,305	–	1,024	12,720	91,049
於一九九九年十二月三十一日	1,849	171	219	8,230	10,469

11. 物業、機器及設備(續)

本公司	租賃物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	總額 千港元
成本			
於二零零零年一月一日	–	737	737
添置	11	1,117	1,128
出售	–	(229)	(229)
於二零零零年十二月三十一日	11	1,625	1,636
折舊			
於二零零零年一月一日	–	348	348
本年度折舊	4	296	300
出售	–	(196)	(196)
於二零零零年十二月三十一日	4	448	452
帳面淨值			
於二零零零年十二月三十一日	7	1,177	1,184
於一九九九年十二月三十一日	–	389	389

12. 附屬公司權益

	本公司 二零零零年 千港元	本公司 一九九九年 千港元
非上市股份,按成本	–	145,696
永久減值撥備	–	(136,464)
	–	9,232
應收附屬公司款項	537,034	68,885
	537,034	78,117

12. **附屬公司權益**（續）

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足普通股股本	本公司所持股本百分比 直接	間接	主要業務
e-Kong Services Limited (前稱Chamford Limited)	英屬處女群島	1美元	100%	–	投資控股
ZONE Group Inc.	開曼群島	100美元	–	100%	投資控股
ZONE Global Limited (前稱TelaPortal Global Limited及Tech Leader Limited)	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited (前稱TelaPortal Limited)	香港	2港元	–	100%	提供電訊服務
ZONE Telecom Pte Ltd (前稱TelaPortal Singapore Pte Ltd及Charlecote Enterprise Pte Ltd)	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	提供電訊服務
ZONE Telecom, Inc.	美國	10美元	–	100%	投資控股
speedinsure Global Limited (前稱Cyber Master Limited)	英屬處女群島	10,000美元	–	70%	投資控股
speedinsure.com Limited (前稱insure-asia.com Limited)	香港	10,000港元	–	70%	提供銷售與履行交收服務
speedinsure Singapore Pte Ltd	新加坡	2新加坡元	–	70%	提供銷售與履行交收服務
EventClicks Global Limited (前稱EventClicks Limited)	英屬處女群島	1,000,000美元	–	100%	投資控股
EventClicks Limited (前稱Charm Linkage Limited)	香港	500,000港元	–	100%	提供企業活動管理服務

12. 附屬公司權益（續）

附屬公司名稱	註冊成立／經營地點	已發行及繳足普通股股本	本公司所持股本百分比 直接	間接	主要業務
EventClicks (Aust) Pty Limited (前稱EventSource Asia Pty Limited)	澳洲	2澳元	–	100%	提供企業活動管理服務
EventClicks Singapore Pte Limited (前稱Bayridge Enterprises Pte Ltd)	新加坡	2新加坡元	–	100%	提供企業活動管理服務
magictel.com Limited	香港	1,000港元	–	100%	提供電訊服務
Bayrise Enterprise Pte Ltd.	新加坡	2新加坡元	–	100%	提供電訊服務
Cardzone Limited (前稱Wide East Limited)	香港	2港元	–	100%	提供電訊服務
NETdefence Company Limited (前稱Polymedia Technology Company Limited)	香港	10,000港元	–	51%	提供互聯網保安解決方案
e-Kong Pillars Holdings Limited (前稱Cybernet Climber Limited)	英屬處女群島	1美元	100%	–	投資控股
e-Kong Pillars Limited (前稱Cyber Eagle Limited)	英屬處女群島	1美元	–	100%	投資控股
e-Kong Ventures Limited (前稱Enrich Investment Holdings Limited)	英屬處女群島	1美元	100%	–	投資控股

本公司董事認為，上述概要列出之本公司主要附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

—

13. 無形資產

	本集團	
	二零零零年 千港元	一九九九年 千港元
成本		
於一月一日	781	–
增加	42,748	781
於十二月三十一日	43,529	781
攤銷		
於一月一日	–	–
本年度攤銷	1,163	–
於十二月三十一日	1,163	–
帳面淨值		
於十二月三十一日	42,366	781

年內增加包括34,862,000港元來自合併業務時所產生之商譽（收購附屬公司或聯營公司除外）。

14. 聯營公司權益

	本集團		本公司	
	二零零零年 千港元	一九九九年 千港元	二零零零年 千港元	一九九九年 千港元
非上市股份，按成本	3	–	–	–
分佔資產淨值（商譽除外）	(1,260)	–	–	–
	(1,257)	–	–	–
應收聯營公司款項	13,944	–	9,215	–
	12,687	–	9,215	–

下表僅載列聯營公司資料，全部均為非上市公司，並主要影響本集團業績或資產。

聯營公司名稱	註冊成立／經營地點	已發行及繳足股本	所持股本之百份比 公司	所持股本之百份比 附屬公司	主要業務
CIB (Holdings) Limited	英屬處女群島	1,000美元	28%	40%	投資控股
Cyber Insurance Brokers Limited (前稱Expert Gain Limited)	香港	5,000,000港元	28%	100%	保險經紀
Cyber Insurance Brokers (S) Pte Ltd.	新加坡	400,000新加坡元	28%	100%	保險經紀

15. 長期投資

(a) 已完成動畫之投資

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
成本				
於一月一日	12,374	17,523	–	–
增加	2,490	10,568	–	–
撇銷	–	(285)	–	–
減值撥備	–	(15,432)	–	–
出售附屬公司	(14,864)	–	–	–
於十二月三十一日	–	12,374	–	–
攤銷				
於一月一日	8,107	4,881	–	–
本年度攤銷	1,000	3,511	–	–
撇銷	–	(285)	–	–
出售附屬公司	(9,107)	–	–	–
於十二月三十一日	–	8,107	–	–
帳面淨值				
於十二月三十一日	–	4,267	–	–

(b) 證券投資之投資

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
成本減撥備:				
股本證券，非上市	133,456	778	–	778
股本證券，香港以外地區上市	168,925	–	–	–
	302,381	778	–	778
合計	302,381	5,045	–	778

本集團之上市證券投資於結算日之市值為169,642,000港元(一九九九年:無)。

16. 存貨

	本集團	
	二零零零年	一九九九年
	千港元	千港元
成本值:		
原料	–	201
在製品	–	394
製成品	978	–
	978	595

17. 貿易及其他應收款項

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
應收貿易款項				
來自第三者	36,368	6,888	—	—
其他應收款項				
按金、預付款項及其他應收款項	37,423	8,394	14,350	2,402
	73,791	15,282	14,350	2,402

所有貿易及其他應收款項預期於一年內收回。

貿易及其他應收款項所列之應收貿易款項（扣除壞帳撥備），有關帳齡分析如下。

	本集團	
	二零零零年	一九九九年
	千港元	千港元
即期	23,735	—
逾期1至3個月	10,736	6,888
逾期超過3個月但少於12個月	1,897	—
	36,368	6,888

18. 現金及現金等值項目

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
銀行結存及現金	26,546	8,149	6,677	2,290
定期存款	317,762	91,726	312,762	91,726
	344,308	99,875	319,439	94,016

19. 貿易及其他應付款項

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
應付貿易款項				
付予第三者	17,783	2,342	—	—
其他應付款項				
應計費用及其他應付款項	78,378	11,896	477	1,135
應付附屬公司	—	—	5,092	5,470
應付聯營公司	1,496	—	1,496	—
應付予股東	—	19	—	19
	97,657	14,257	7,065	6,624

所有貿易及其他應付款項預期於一年內償還。

19. 貿易及其他應付款項（續）

貿易及其他應付款項所列之應付貿易款項，有關帳齡分析如下。

	本集團 二零零零年 千港元	本集團 一九九九年 千港元
即期	7,244	–
逾期1至3個月	8,525	2,342
逾期超過3個月但少於12個月	2,014	–
	17,783	2,342

20. 已發行股本

	二零零零年 股份數目	二零零零年 價值 千港元	一九九九年 股份數目	一九九九年 價值 千港元
法定股本				
每股面值1港元之優先股				
於一月一日及十二月三十一日	288,929,402	288,929	288,929,402	288,929
每股面值0.02港元之普通股				
於一月一日	1,500,000,000	30,000	750,000,000	15,000
增加普通股	1,500,000,000	30,000	750,000,000	15,000
於十二月三十一日	3,000,000,000	60,000	1,500,000,000	30,000
合計		348,929		318,929

	二零零零年 股份數目	二零零零年 價值 千港元	一九九九年 股份數目	一九九九年 價值 千港元
已發行及繳足股本				
每股面值1港元之優先股				
於一月一日	170,970,968	170,971	170,970,968	170,971
兌換成普通股	(161,290,968)	(161,291)	–	–
於十二月三十一日	9,680,000	9,680	170,970,968	170,971
每股面值0.02港元之普通股				
於一月一日	1,159,449,380	23,189	518,449,380	10,369
發行普通股	230,000,000	4,600	631,000,000	12,620
兌換自優先股	161,290,968	3,226	–	–
行使購股權	9,218,988	184	10,000,000	200
於十二月三十一日	1,559,959,336	31,199	1,159,449,380	23,189
合計		40,879		194,160

20. 已發行股本(續)

(a) 於二零零零年三月一日舉行之股東特別大會通過一項普通決議案，增設1,500,000,000股每股面值0.02港元之普通股，將本公司之法定普通股股本增加至60,000,000港元。

(b) 於二零零零年一月，行使購股權認購本公司每股面值0.02港元之9,168,988股普通股，代價為3,850,975港元。

於二零零零年二月，按每股0.05港元之溢價將合共72,042,000股優先股兌換成72,042,000股每股面值0.02港元之普通股。

於二零零零年二月，本公司按每股0.90港元之價格配售及發行30,000,000股每股面值0.02港元之普通股。所得款項淨額約27,000,000港元將用作本集團之額外營運資金。

於二零零零年二月，本公司按每股3.60港元之價格配售及發行200,000,000股每股面值0.02港元之普通股。所得款項淨額約705,000,000港元正用於拓展業務及作為本集團之額外營運資金。

於二零零零年三月，按每股0.05港元之溢價將合共89,248,968股優先股兌換成89,248,968股每股面值0.02港元之股份。

於二零零零年十一月，行使購股權認購本公司50,000股每股面值0.02港元之普通股，代價為24,500港元。

年內已發行之所有新普通股在各方面均與本公司當時之現有普通股股份享有同等權利。

本集團之現金及銀行存款於結算日為412,988,000港元，主要為上述集資所取得之未動用款項。該等資金將於未來數年用作拓展本集團業務。

(c) 根據本公司之公司細則及兌換日期載於優先股股票背面之規定，優先股持有人可將全部或任何優先股兌換為繳足股款普通股，基準為優先股面值中每1港元可兌換一股每股面值0.02港元之普通股。優先股可於每年之下列任何日期兌換：

(i) 本公司向優先股持有人寄發上一個會計期間之經審核財務報表日期起計30天後之日期；或

(ii) 本公司公佈任何現行會計期間之中期業績日期起計30天後之日期；或

(iii) 董事會書面通知優先股持有人之其他日期，惟有關通知須於該日期前30天或之前發出。

此外，董事會於一九九八年十二月十六日議決，優先股可於每月第二個星期三及最後一個星期三兌換，惟倘有關日期並非營業日，則為下一個營業日。

本公司可根據百慕達公司法或本公司之公司細則之規定於任何兌換日期贖回有關股份，利用本公司原可用作派息或分派予任何類別股份持有人之資金或利用新發行普通股所得款項，以決定贖回數額相等於(i)優先股繳足股本面值或入帳列作繳足股本面值及(ii)相等於上述股本面值百分之五之固定溢價及(iii)未付股息，三者總和之優先股。

21. **購股權**

根據本公司於一九九九年十月二十五日所舉行之股東特別大會上通過之僱員購股權計劃(「計劃」),本公司董事會可向合資格僱員授出購股權以認購本公司股份。所授出之任何購股權均可於計劃規則及規例所訂期間行使。認購價由董事會釐定,惟不可低於股份在授出購股權日期前五個交易日之平均收市價之80%或股份面值兩者之較高者。

年內根據計劃向本集團若干董事及僱員授出之購股權變動概要如下:

		購股權數目				
授出日期	行使價	於二零零零年一月一日	年內授出	年內行使	年內失效	於二零零零年十二月三十一日尚未行使
	港元					
一九九九年十月二十五日	0.42	51,630,223	–	9,168,988	350,000	42,111,235
一九九九年十一月十六日	0.49	6,495,000	–	50,000	400,000	6,045,000
一九九九年十二月二十三日	0.60	4,100,000	–	–	150,000	3,950,000
二零零零年一月三日	0.69	–	3,025,000	–	–	3,025,000
二零零零年一月二十日	0.62	–	800,000	–	800,000	–
二零零零年一月二十四日	0.68	–	36,335,000	–	–	36,335,000
二零零零年一月二十五日	0.68	–	2,500,000	–	–	2,500,000
二零零零年三月三日	2.30	–	23,150,000	–	500,000	22,650,000
二零零零年三月六日	2.40	–	50,000	–	50,000	–
二零零零年四月二十八日	1.00	–	6,275,000	–	300,000	5,975,000
二零零零年六月一日	1.02	–	250,000	–	–	250,000
二零零零年八月九日	0.70	–	1,000,000	–	–	1,000,000
二零零零年十月二十五日	0.35	–	10,372,274	–	–	10,372,274
		62,225,223	83,757,274	9,218,988	2,550,000	134,213,509

22. 儲備

	股份溢價	滙兑儲備	資本贖回儲備	其他資本儲備	綜合帳目之儲備	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於一九九九年一月一日	63,956	(35,133)	6	30,573	–	(175,174)	(115,772)
發行股份之溢價	166,858	–	–	–	–	–	166,858
發行股份之支出	(3,407)	–	–	–	–	–	(3,407)
撤銷聯營公司時解除	–	36,250	–	(31,660)	–	–	4,590
收購附屬公司之商譽	–	–	–	–	(62,761)	–	(62,761)
股東應佔虧損淨額	–	–	–	–	–	(78,408)	(78,408)
於一九九九年十二月三十一日	227,407	1,117	6	(1,087)	(62,761)	(253,582)	(88,900)
發行股份之溢價	912,221	–	–	–	–	–	912,221
發行股份之支出	(16,894)	–	–	–	–	–	(16,894)
出售附屬公司時解除	–	(1,117)	–	1,087	560	–	530
兑換海外附屬公司時之滙兑差額	–	(388)	–	–	–	–	(388)
增購附屬公司權益時產生之商譽	–	–	–	–	(12)	–	(12)
綜合帳目時之商譽	–	–	–	–	(7,122)	–	(7,122)
股東應佔溢利淨額	–	–	–	–	–	1,302	1,302
於二零零零年十二月三十一日	1,122,734	(388)	6	–	(69,335)	(252,280)	800,737
本公司							
於一九九九年一月一日	63,956	–	6	–	–	(181,506)	(117,544)
發行股份之溢價	166,858	–	–	–	–	–	166,858
發行股份之支出	(3,407)	–	–	–	–	–	(3,407)
股東應佔虧損淨額	–	–	–	–	–	(70,989)	(70,989)
於一九九九年十二月三十一日	227,407	–	6	–	–	(252,495)	(25,082)
發行股份之溢價	912,221	–	–	–	–	–	912,221
發行股份之支出	(16,894)	–	–	–	–	–	(16,894)
股東應佔溢利淨額	–	–	–	–	–	31,713	31,713
於二零零零年十二月三十一日	1,122,734	–	6	–	–	(220,782)	901,958

於二零零零年十二月三十一日，並無任何可供分派之儲備(一九九九年：無)。

23. 除税前溢利／（虧損）與經營業務之現金流出淨額之調節

	二零零零年 千港元	一九九九年 千港元
除税前溢利／（虧損）	3,995	(75,170)
利息收入	(28,795)	(995)
非上市投資收入	(66)	(498)
財務租賃承擔之利息支出	140	—
折舊	10,508	3,506
出售物業、機器及設備之虧損	152	319
分佔聯營公司業績	1,110	—
長期投資攤銷	1,000	3,511
壞帳撇銷	42	3,000
壞帳撥備	1,100	—
出售附屬公司之（收益）／虧損	(23,521)	33,673
出售共同控制企業之虧損	—	11,284
出售證券投資之收益	(76,051)	—
撇銷聯營公司之虧損	—	4,590
長期投資減值準備	8,904	15,432
豁免共同控制企業之欠款	—	1,200
攤銷無形資產	1,163	—
營運資金變動：		
待售物業	(3,734)	—
存貨	(2,399)	479
貿易及其他應收款項	(70,275)	(7,071)
貿易及其他應付款項	90,114	(1,153)
經營業務之現金流出淨額	(86,613)	(7,893)

24. 主要非現金交易

(a) 年內，本集團向獨立第三者收購若干證券投資，現金總代價相等於19,724,000港元。該證券投資其後以代價相等於95,775,000港元出售，而上述代價由獨立第三者以發行股份之方式支付。

(b) 年內出售附屬公司之代價包括30,000,000港元之證券投資。有關出售之其他詳情載於附註26。

(c) 本集團就辦公室設備訂立財務租賃安排，而於安排生效時之總資本值為794,000港元。

25. 收購附屬公司

	二零零零年 千港元	一九九九年 千港元
所收購之負債淨額:		
物業、機器及設備	303	1,539
貿易及其他應收款項	808	435
現金及現金等值項目	2,219	739
貿易及其他應付款項	(5,203)	(6,821)
	(1,873)	(4,108)
商譽	7,122	62,761
	5,249	58,653
支付方式:		
現金	5,000	—
配發股份	—	55,200
直接成本	249	3,453
	5,249	58,653

有關收購附屬公司之現金及現金等值項目流出淨額分析如下:

	二零零零年 千港元	一九九九年 千港元
現金代價	5,000	—
所收購之現金及現金等值項目	(2,219)	(739)
以現金支付之直接成本	249	3,453
有關收購附屬公司之現金及現金等值項目流出淨額	3,030	2,714

26. 出售附屬公司

	二零零零年 千港元	一九九九年 千港元
所出售之資產淨值:		
物業、機器及設備	10,219	—
長期投資	5,757	—
存貨	2,016	—
貿易及其他應收款項	10,733	—
現金及現金等值項目	5,068	—
貿易及其他應付款項	(12,952)	—
税項	(616)	—
少數股東權益	(14,276)	—
滙兑儲備	(1,117)	—
其他資本儲備	1,087	—
綜合帳目之儲備	560	—
撇銷未攤銷商譽	—	33,673
	6,479	33,673
出售附屬公司之收益／(虧損)	23,521	(33,673)
	30,000	—

26. 出售附屬公司(續)

出售附屬公司之現金及現金等值項目流出淨額分析:

	二零零零年 千港元	一九九九年 千港元
現金代價	–	–
所出售之現金及現金等值項目	5,068	–
有關出售附屬公司之現金及現金等值項目流出淨額	5,068	–

27. 年內融資變動之分析

	股本及股份溢價 千港元	財務租賃承擔 千港元	少數股東權益 千港元
於一九九九年一月一日	74,325	–	10,739
融資現金流入	121,071	–	3
發行股份作為非現金代價	55,200	–	–
本年度應佔溢利	–	–	2,499
付予少數股東之股息	–	–	(800)
於一九九九年十二月三十一日	250,596	–	12,441
融資現金流入/(流出)	742,046	(212)	–
財務租賃安排生效	–	794	–
本年度應佔溢利	–	–	1,954
出售附屬公司	–	–	(14,276)
兌換優先股	161,291	–	–
於二零零零年十二月三十一日	1,153,933	582	119

28. 承擔

經營租賃承擔

於結算日,根據不可撤銷之土地及樓宇經營租賃,須於下一個年度應付之未償還承擔如下:

	本集團		本公司	
	二零零零年 千港元	一九九九年 千港元	二零零零年 千港元	一九九九年 千港元
經營租賃屆滿期:				
一年內	2,939	1,786	914	893
第二至第五年—(包括首尾兩年在內)	2,984	1,350	370	675
	5,923	3,136	1,284	1,568

28. 承擔（續）

資本開支承擔

於結算日，本集團之資本開支承擔如下：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
已批准但未訂約	6,235	19,858
已訂約但未撥備	—	9,818

29. 遞延稅項

於結算日，未撥備之遞延稅項負債／（資產）之主要部分如下：

	本集團	
	二零零零年	一九九九年
	千港元	千港元
免稅額超過折舊	2,187	357
稅項虧損結轉	(28,421)	(10,469)
	(26,234)	(10,112)

基於稅項虧損未知會否於可見將來使用，故潛在之遞延稅項資產並未就用以抵銷日後溢利之稅項虧損於財務報表內確認。

30. 關連人士交易

年內，本集團與SUNDAY Communications Limited（「SUNDAY」）之附屬公司Mandarin Communications Limited（「Mandarin」）訂立協議。根據協議，Mandarin介紹其國際電訊服務客戶予本公司之附屬公司ZONE Limited致電海外。客戶轉介費為7,574,000港元，並入帳列為無形資產。

本公司主席兼執行董事Richard John Siemens先生亦為SUNDAY之執行董事。

31. 比較數字

若干比較數字已重新分類，以符合本年度之呈報方式。

4. 截至二零零一年六月三十日止六個月之未經審核綜合業績

以下為本集團截至二零零一年六月三十日止六個月之未經審核綜合業績:

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
營業額	1	126,923	29,830
銷售成本		(101,170)	(18,596)
毛利		25,753	11,234
利息收入		3,747	14,009
其他收入淨額		—	23,449
		29,500	48,692
分銷成本		(11,296)	—
業務宣傳及市場推廣費用		(20,688)	(17,558)
行政費用		(108,469)	(27,845)
折舊及攤銷		(16,342)	(2,935)
經營(虧損)／溢利		(127,295)	354
財務費用		(105)	—
無形資產及商譽撇銷		(112,956)	—
長期投資減值準備		(118,945)	—
流動投資之未變現持有虧損		(177,283)	—
分佔聯營公司業績		(501)	3
税前(虧損)／溢利		(537,085)	357
税項		—	(739)
税後虧損		(537,085)	(382)
少數股東權益		—	(897)
股東應佔虧損淨額		(537,085)	(1,279)
每股虧損	2		
基本		34.43仙	0.09仙
攤薄		不適用	不適用

附註:

1. **營業額**

	截至六月三十日止六個月 二零零一年 千港元	二零零零年 千港元
— 持續業務	126,923	6,357
已終止業務	—	23,473
	126,923	29,830

2. **每股虧損**

計算每股虧損乃按期內股東應佔虧損537,085,000港元(一九九九年:1,279,000港元)及所發行之加權平均普通股股數1,559,963,712(一九九九年:1,438,770,951)為基準。二零零零年及二零零一年之全面攤薄每股虧損未予列示,乃因潛在普通股將減低每股虧損及將被視為反攤薄。

5. 本集團之未經審核經調整綜合有形資產淨值之備考報表

以下為本集團根據二零零零年十二月三十一日經審核綜合資產淨值之備考有形資產淨值,並更新以包括截至二零零一年六月三十日止六個月之未經審核股東應佔虧損淨值及供股之影響。

	千港元	千港元
於二零零零年十二月三十一日本集團之經審核綜合資產淨值	841,616	
減:於二零零零年十二月三十一日之無形資產	(42,366)	
於二零零零年十二月三十一日本集團之經審核綜合有形資產淨值		799,250
減:截至二零零一年六月三十日止六個月之未經審核股東應佔虧損淨值	(537,085)	
加:先前於儲備中撇銷之商譽減值虧損	69,335	
無形資產減值虧損及攤銷	42,366	
減:兑換海外附屬公司時之滙兑差額及雜項	(602)	
		(425,986)
供股前之備考綜合有形資產淨值		373,264
加:供股之估計所得收益淨值		128,000
供股後之備考經調整綜合有形資產淨值		501,264
供股前之每股備考有形資產淨值(按於最後可行日期已發行1,559,967,336股股份之基準)		0.24港元
供股後之每股備考有形資產淨值(按緊隨供股完成後已發行4,699,262,008股股份之基準,並假設概無購股權及可換股優先股在記錄日期或之前獲轉換)		0.11港元

6. 負債

於二零零一年八月三十一日營業結束時，即本供股章程付印前為確定有關此負債報表之若干資料之最後可行日期，本集團就融資租約及租購合約項下之承擔約有尚未償還之借款約20,000,000港元。

除上文所述及本集團內部間之負債外，於二零零一年八月三十一日營業結束時，本集團並無任何尚未償還之按揭、抵押、債券或其他貸款資本、銀行貸款及透支或其他同類負債、可接納信貸之債項、租購合約或融資租賃下之債項、擔保或其他重大或然負債。

就上述負債報表而言，外幣金額按於二零零一年八月三十一日營業結束時當時之匯率換算為港元。

7. 重大改變

自二零零零年十二月三十一日（即本集團編製最近期經審核報表之日）以來本集團之財務狀況已在惡化，本集團受全球經濟放緩及市場對科技有關公司之負面情緒影響。本集團之未經審核中期業績已在本章程第60頁至第61頁中披露。截至二零零一年首六個月之經營虧損127,000,000港元乃主要由於本集團之業務正在增長階段而產生之成本所致。截至二零零一年首六個月之股東應佔綜合虧損淨額由1,300,000港元上升至537,000,000港元。虧損大幅上升主要是歸因於由商譽及無形資產撇銷及本集團之長期投資和短期投資減值準備所產生之非經常虧損409,000,000港元所致。

本集團將繼續監察及檢討其業務和可用資源並將重整其投資、簡化其業務及加強其財務資源以盡力確保其業務可獲持續增長。

於最後實際可行日期，除截至二零零一年六月三十日止期間向股東披露之中期報告及本供股章程外，董事並不知悉自二零零零年十二月三十一日（即本集團最近期刊印之經審核財務報表之日）以來在財務或貿易狀況之任何重大改變。

8. 營運資金

董事認為在並無不可預見之情況及計及供股所得款項淨額、本集團之內部資源及可用貸款融資後，本集團尚有充足營運資金以應付其現時之需求。

1. 權益披露

(a) 董事之權益

於最後實際可行日期，本公司各董事及主要行政人員在本公司及其聯營公司（定義見披露權益條例）股本或債務證券中擁有根據披露權益條例第二十八條須知會本公司及聯交所之權益（包括彼等根據披露權益條例第三十一條或其附表第一部分被視作或當作擁有之權益），或根據披露權益條例第二十九條須登記於該條例所述登記冊之權益，或根據上市公司董事進行證券交易標準守則之規定，須知會本公司及聯交所之權益如下：

公司名稱	董事名稱	權益性質	股份／購股權數目
e-Kong Group Limited	Siemens先生	公司	110,000,000股股份（附註1）
		個人	28,700,000份購股權（附註2）
	Derrick Francis Bulawa先生	個人	38,518,509份購股權（附註2）
	林祥貴先生	個人	10,300,000份購股權（附註2）
	韋雅成先生	個人	100,000股股份

附註：

1. 8,000,000股股份由於香港註冊成立並由Siemens先生控制之公司Siemens Enterprises Limited實益擁有。102,000,000股股份由於英屬處女群島註冊成立並由Siemens先生控制之公司Goldstone Trading Limited實益擁有。

2. 該等購股權根據於一九九九年十月二十五日採納之本公司僱員購股權計劃授出。

於最後實際可行日期：

(i) 除以上披露者外，本公司各董事或主要行政人員概無在本公司或任何聯營公司（定義見披露權益條例）之任何股份、認股權證、期權、可換股證券及有關股份之衍生工具或債券中擁有根據披露權益條例第二十八條須知會本公司及聯交所之任何權益（包括彼等根據披露權益條例第三十一條或其附表第一部份被視作或當作擁有之權益），或根據披露權益條例第二十九條須登記於該條例所述之登記冊之權益，或根據上市公司董事進行證券交易標準守則之規定，須知會本公司及聯交所之權益；

(ii) 概無董事於最後實際可行日期仍然生效且對本集團業務整體而言屬重大之任何合約或安排中擁有重大權益；

(iii) 各董事概無於自二零零零年十二月三十一日（即編制本公司最新公佈之經審核賬目之日期）以來由本集團任何成員公司收購或擬收購或出售或租賃或擬出售或租賃予本公司任何成員公司之任何資產中擁有任何直接或間接權益；

(iv) 除Siemens先生於Interventure Group普通股股本中擁有之33.33%權益外，本公司各董事並無擁有Interventure Group任何證券之權益；

(v) 概無董事將會獲取任何利益作為離職補償或與供股及清洗豁免有關之其他補償；及

(vi) 於本通函所披露除外，HSS集團及任何董事或任何其他人士之間概無訂立以供股之結果或與供股有關之其他方面為條件之協議或安排。

(b) 主要股東之權益

根據披露權益條例第16(1)條須存置之主要股東名冊所載，除以上披露者外，董事並不知悉有任何人士於最後實際可行日期，直接或間接實益擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或有關該等股本之任何購股權。

誠如本公司日期為二零零一年十一月七日之通函所披露，於二零零一年十一月五日，Goldtron擁有196,717,140股股份之股權，約佔本公司已發行股份股本12.61%之權益。然而，自該日期起，Goldtron已減持其於本公司之股權。於最後實際可行日期，Goldtron於本公司之股權少於10%。

(c) 本公司及其附屬公司

於最後實際可行日期，本公司之任何附屬公司、本公司或其一家附屬公司之退休基金或與本公司有關連之任何基金經理所全權管理之任何基金均無擁有本公司證券之任何權益，而彼等於二零零一年四月十日（即該公佈日期前六個月之日）至最後實際可行日期之期間內亦概無按價值買賣本公司之證券。

於最後實際可行日期，本公司並無持有Interventure Group證券之任何權益。

2. 董事簡歷

(a) 執行董事

Richard John Siemens先生，56歲，主席，為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事，亦為Distacom Communications Limited主席兼創辦成員，從事電訊業務達二十七年。Siemens先生於加拿大出生及長大，受特許會計師訓練，於一九七九年來港。一九八四年，Siemens先生與和記黃埔及摩托羅拉參與成立和記電訊有限公司。Siemens先生作為和記電訊有限公司集團董事總經理之同時，不但參與成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，以及參與和記以「Orange」品牌經營之歐洲流動電訊業務及該公司在歐洲推行電訊服務之策略。

Derrick Francis Bulawa先生，37歲，為行政總裁兼執行董事。作為本公司行政總裁，Bulawa先生負責發展及推行集團獨有的行業匯聚式服務，是集團在策略上的推動者。Bulawa先生在集團與投資者關係方面亦有個人參與，及集團環球服務業務。Bulawa先生曾為衛星電視的主要創辦成員之一，並曾任美國UNIFI Communications首席營運總監，及在亞洲衛星、數據及電訊部門任職。Bulawa先生在美國與亞洲擁有逾十五年的管理及電訊經驗。彼取得美國DeVry科技學院電子工程技術科學士學位。

林祥貴先生，42歲，為本公司執行董事兼企業發展副總裁。林先生負責執行集團之公司策略，並處理主要股東及投資者事項。林先生在本公司董事會中擔當執行董事，發揮著積極作用，彼為本集團獨有業務計劃的創建核心成員之一。彼在紐西蘭、俄羅斯、馬來西亞及新加坡等多國的電訊及資訊科技業內，擁有逾十二年經驗。林先生持有紐西蘭奧克蘭大學工程學士及工程學位碩士。

各執行董事之辦公地址為香港北角渣華道191號嘉華國際中心2101-3室。

(b) **非執行董事**

張清來先生，38歲，為一間在新加坡上市之公司Goldtron Limited之執行董事。彼於新加坡、愛爾蘭、馬來西亞及俄羅斯多個集團公司擁有十七年經驗。張先生曾出任該等公司之集團會計師及財務董事。張先生為愛爾蘭特許會計師，馬來西亞稅務公會資深會員及馬來西亞會計師（執行會計師）公會會員。彼持有University of Ulster之經濟學及會計學理學士學位。張先生之辦公地址為53 Ubi Road 1, Singapore 408698。

(c) 獨立非執行董事

韋雅成先生，47歲，為韋雅成律師行之顧問。韋先生在加拿大出生並接受教育，其律師執業經驗着重於公司商業法及證券事務方面。彼自一九八五年開始在香港執業，並已在香港於一間在北美歷史悠久並享譽盛名之商業法律師行Phillips & Vineberg任職律師。韋先生於一九七八年取得加拿大律師、大律師及公證人資格，並於一九九二年獲取得英國以及香港律師資格。韋先生之辦公地址為香港中環置地廣場東翼5樓。

Matthew Brian Rosenberg先生，30歲，目前為Global Scheduling Solutions(「GSS」)歐洲及亞洲區營運副總裁。彼加入GSS時已從事互聯網及電訊技術、開拓收入渠道管理及業務策劃超逾八年，具有豐富經驗。最近，Rosenberg先生擔任一間著名內容輸送服務公司Adero, Inc.負責亞洲區銷售及業務拓展之董事職務。彼具有涵括亞歐之國際管理經驗，會多國語言，並在世界各地成功開發業務模式及取得收入。彼持有麻薩諸塞州Amherst大學之日語及西班牙語文學士學位。Rosenberg先生之地址為Flat 36, Sailmakers Ct., William Morris Way, Fulham, London SW6 2UX, United Kingdom。

3. 本公司之法律顧問、核數師、股份過戶登記處及主要往來銀行

註冊辦事處	Clarendon House 2 Church Street Hamilton HM 11 Bermuda
本公司法律顧問	香港法律方面： 王培芬律師事務所 香港 中環 皇后大道中30號 娛樂行24樓 百慕達法律方面： Conyers, Dill & Pearman 香港 中環 康樂廣場8號 交易廣場第一期2901室
包銷商法律顧問	郭葉律師行 （與Andersen Legal聯營） 香港 中環置地廣場 告羅士打大廈37樓
總部及主要營業地點	香港 北角 渣華道191號 嘉華國際中心 2101-3室
授權代表	Derrick Francis Bulawa先生 香港 大潭 大潭道33號 第1F座 1樓F室 王培芬女士 香港 皇后大道中30號 娛樂行24樓

核數師	**摩斯倫會計師事務所** 特許會計師 香港執業會計師 香港 銅鑼灣 希慎道33號 利園廣場34樓
百慕達主要股份過戶登記處	**Butterfield Corporate Services Limited** Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
香港股份過戶登記分處	**秘書商業服務有限公司** 香港 干諾道中111號 永安中心5樓
主要往來銀行	**香港上海滙豐銀行有限公司** 香港 皇后大道中1號 **中國銀行（香港）有限公司** 香港 中環 花園道1號 中國銀行中心

4. 重要合約

本集團之成員公司於最後實際可行日期前兩年內並未於一般業務過程中訂立屬或可能屬重要性質之合約如下：

(a) 包銷協議；

(b) 一份本公司之一間全資附屬公司Zone Telecom, Inc.（「ZTI」）於二零零零年八月五日與The Furst Group Inc.、Televista, Inc.、Cross Communications Inc.及Allied Global Telecom, Inc.各方（統稱「Furst Group」）訂立之協議，乃有關ZTI向Furst Group收購其若干資產，以供其於美國之IDD及DLD業務之用，代價為12,000,000美元（須受協議所載之條款及條件所規定）；

(c) 多份本公司於二零零零年二月十五日與Goldtron、Goldstone Trading Limited(「GTL」)及APIC International Holdings Limited(「APIC」)各方訂立之認購協議，乃有關本公司以每股3.60港元之價格向Goldtron、GTL及APIC各方分別發行及配發最多達78,888,000股、102,000,000股及19,112,000股股份，各股份之數目及認購價乃與一份日期為二零零零年二月十五日之配售及包銷協議，按照Goldtron、GTL及APIC各方同意向獨立私人及專業投資者配售之股份數目及價格相等同；

(d) 一份由Summedia.com Inc.(「SUM」)及本公司全資附屬公司Charmford Limited(「Charmford」)於二零零零年二月九日訂立之認購協議，乃有關Charmford認購由SUM發行及配發之700,000單位證券，代價為3,675,000美元。該每個單位證券包括一股SUM股本中每股面值0.01美元之股份(「SUM股份」)及一份認股權證，Charmford根據此認股權證，可於其發出之日期起計一年期間內按7.00美元之價格認購一股SUM股份；

(e) 一份由Charmford與Elmsdale Media Limited(「Elmsdale」)於二零零零年二月三日訂立之認購協議，乃有關由Charmford認購Elmsdale股本中每股面值0.001英鎊之普通股357,142股，代價為4,000,000英鎊；

(f) 一份由本公司與包銷商於二零零零年一月二十四日訂立之配售協議，乃有關本公司須發行及配售以及包銷商據此按每股0.90港元之價格包銷30,000,000股股份(須受協議所載之條款及條件所規定)。

(g) 一份由本公司之全資附屬公司Enrich Investment Holdings Limited(「EHIL」)與SUM於一九九九年十二月八日訂立之認購協議，乃有關EHIL認購由SUM發行及配發之308,000單位證券，代價為1,001,000美元。該每個單位證券包括一股SUM股份及一份認股權證，EHIL根據此認股權證，可於其發出之日起計一年之期限內按4.25美元之價格認購一股SUM股份。

除本供股章程所披露之分包銷協議之外，Interventure Group於最後實際可行日期前兩年內概無訂立任何重要合約。

5. 訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附公司概無面對任何尚未解決或面臨威脅之重大訴訟或仲裁。

6. 服務合約

於最後實際可行日期，概無董事與本集團之任何成員公司訂立任何服務合約（不包括於一年內到期或可由本集團終止而毋須作出賠償（法定賠償除外）之合約）或於作出公佈之前六個月內曾訂立或修訂任何服務合約。

7. 法律效力

本章程（包括臨時配發函件、額外供股申請表及任何於該等文件之任何售股建議或申請之接納書）受香港法律所監管及按香港法律而編製。倘根據供股文件作出申請，有關文件均具效力，致使全部有關人士須受公司條例第44A及44B節之適用條文（懲罰條文除外）所約束。

8. 專家意見

摩斯倫會計師事務所（特許會計師、香港執業會計師）已就於本供股章程內按其形式及內容載列其函件及引述其名稱發出專家同意書，且至今未撤回其同意書。

摩斯倫會計師事務所（特許會計師、香港執業會計師）並無於本集團任何成員公司之股本中擁有實益權益，亦無任何權利（不論可合法強制執行與否）可認購或提名人士認購本集團任何成員公司之證券。

9. 費用

有關供股之費用，包括財務顧問費、包銷佣金、印刷、登記、翻譯、法律及會計費用估計約為5,000,000港元，並將由本公司支付。

10. 一般事項

(a) 本公司之公司秘書為王培芬女士*LLB (Hons)*。

(b) 香港股份過戶登記分處為秘書商業服務有限公司，地址為香港中環干諾道中111號永安中心5樓。

(c) 本通函之中英文版本如有歧義，概以英文為主。

11. 送呈香港及百慕達公司註冊處文件

供股文件及摩斯倫會計師事務所之書面同意書之副本已遵照公司條例（香港法例第32章）第342C條送呈香港公司註冊處登記。供股文件之副本亦已遵照百慕達一九八一年公司法送呈百慕達公司註冊處存檔。

12. 備查文件

下列文件之副本由即日起至二零零一年十二月十日星期一（包括當日）之一般辦公時間內在本公司之香港主要營業地點（地址為香港北角渣華道191號嘉華國際中心2101-3室）可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本公司截至一九九九年及二零零零年十二月三十一日止兩個年度之年報；

(c) 本公司截至二零零一年六月三十日止六個月之中期財務報告；

(d) 本附錄「重要合約」一節所提述之重要合約；

(e) 日期為二零零一年四月六日之本公司通函，內容有關採納附屬公司僱員購股權計劃之規則及程序；

(f) 日期為二零零一年十一月七日之本公司通函，內容有關供股；

(g) 本附錄第8段所述之同意書；及

(h) 本供股章程。

Hong Kong iMail November 26, 2001 (Monday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

RESULT OF SPECIAL GENERAL MEETING
DESPATCH OF RIGHTS ISSUE DOCUMENTS

Joint Financial Advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd

Quam Caring for your wealth 嘉洛證券融資有限公司 Quam Capital Limited

The Directors are pleased to announce that the ordinary resolutions in respect of, amongst other things, the Rights Issue, the Whitewash Waiver, the Creeper Authorization were approved by way of a poll of Independent Shareholders at the Special General Meeting on Friday, 23rd November, 2001.

It is expected that dealings in the Rights Shares in their nil-paid form will commence on Tuesday, 27th November 2001 and will end on Wednesday, 5th December, 2001.

The Rights Issue Documents, containing the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares, in relation to the Rights Issue, were despatched to Qualifying Shareholders and, for information only, to the Overseas Shareholders (without the provisional allotment letter and the form of application for excess Rights Shares) on Friday, 23rd November, 2001.

Reference is made to the announcements of the Company dated 10th October, 2001, 31st October, 2001 and 6th November, 2001. Unless otherwise defined, capitalized terms used herein shall have the same meanings as defined in the announcement dated 10th October, 2001.

Result of the Special General Meeting

The Directors are pleased to announce that the ordinary resolutions in respect of the Rights Issue, the Whitewash Waiver, the Creeper Authorization, increase in the authorized share capital of the Company and the general mandate to allot, issue and deal with additional Shares and other securities of the Company up to a maximum of 20% of the issued share capital of the Company as enlarged by the issue of Rights Shares, were approved by Shareholders at the Special General Meeting on Friday, 23rd November, 2001. The resolutions in respect of the Rights Issue, Whitewash Waiver and Creeper Authorization were taken by way of a poll of Independent Shareholders. Approximately 65.72% of the votes cast for the Whitewash Waiver were in favour thereof and approximately 65.72% of the votes cast for the Creeper Authorization were in favour thereof.

The current number of Shares held by Mr Siemens, Mr Saran, Mr Hicks, Interventure Group (the "HSS Group") (and parties acting in concert with them) is 119,975,714 Shares (7.69%) and none of them have had any dealings in Shares during the period from 5th November, 2001 (being the Latest Practicable Date prior to printing the Company's circular dated 7th November, 2001) up until the date of this announcement. Assuming that:

- The HSS Group fully takes up its entitlement to Rights Shares;
- Interventure Group fully takes up its sub-underwriting commitment of 1,468,235,294 Rights Shares (representing approximately 50.64% of the 2,899,343,244 underwritten Rights Shares);
- There is no conversion of the Convertible Preference Shares;
- There is no conversion of the Share Options;
- The HSS Group does not apply for any excess Rights Shares; and
- The Underwriter places down in full any Rights Shares that it may acquire pursuant to the Underwriting Agreement

then the shareholding of the HSS Group (and parties acting in concert with it) in the Company will increase from approximately 7.69% to approximately 38.89% after the issue of the Rights Shares. There is a possibility that the HSS Group and parties acting in concert with it may apply for excess Rights Shares. In the event that the shareholding interest of the HSS Group and the Concert Parties in the Company increases to more than 52% upon completion of the issue of the Rights Shares, the HSS Group and the Concert Parties will be allowed under the Takeovers Code to increase their shareholding in the Company without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

Despatch of Rights Issue Documents

The Rights Issue Documents were despatched to Qualifying Shareholders and, for information only, to the Overseas Shareholders (without the provisional allotment letter and the form of application for excess Rights Shares) on Friday, 23rd November, 2001.

The Listing Committee of the Stock Exchange has granted its approval for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

It should be noted that the Underwriting Agreement in respect of the Rights Issue contains provisions granting the Underwriter the right to terminate its obligation thereunder on the occurrence of certain events. If the Underwriter exercises such right, its obligations as the Underwriter under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

Any persons dealing in the securities of the Company from now up to the date on which all conditions which the Rights Issue is subject to are fulfilled (which is expected to be at 4:30 p.m. on Wednesday, 12th December 2001), and any person dealing in nil-paid Rights Shares from Tuesday, 27th November 2001 to Wednesday, 5th December 2001 (being the first and last days of dealings in the nil-paid Rights Shares, respectively, both days inclusive), will accordingly bear the risk that the Rights Issue may not become unconditional and may therefore not proceed.

Any Shareholders or other person dealing or contemplating dealing in the securities of the Company and/or nil-paid Rights Shares during such periods who is in any doubt about his or her position is recommended to consult his or her own professional adviser.

Outstanding conditions of the Rights Issue

The Rights Issue is still conditional upon the obligations of the Underwriter under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms of the Underwriting Agreement. Except for these unfulfilled conditions, the other conditions of the Rights Issue have been fulfilled.

Latest time for acceptance and payment

The latest time for acceptance and payment of Rights Shares is 4:00 p.m. on Monday, 10th December, 2001 and the Rights Issue is expected to become unconditional on Wednesday, 12th December, 2001.

By Order of the Board
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 23rd November, 2001

The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 50 of Exhibit A

CR 2001	C 84

CR

Companies Registry
公司註冊處

Form 表格 **F3**

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

02 MAY -6

2 Type of Change 更改事項 *(Please tick the relevant boxes 請在有關格內加 ✓ 號)*

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

Note 註 2) **A. Resignation or cessation of existing authorized representative 現任授權代表辭職或停職**

Name 姓名

N/A

Surname 姓氏 Other names 名字

Date of Resignation / Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年

Name 姓名

N/A

Surname 姓氏 Other names 名字

Date of Resignation / Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref AW/A940111

For Official Use
請勿填寫本欄

29/11/2001 DD364027
Sh. Form : F3

OV U(L)
13 $20.00
CSH $20.00

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F 6726

3 Details of Change 更改詳情 (cont'd 續上頁)

Note 註 3) **B. Appointment of new authorized representative 新授權代表 or 或**
Note 註 4) **Change of particulars of existing authorized representative 更改現任授權代表資料**

Existing Name 現用姓名	Bulawa Derrick Francis
Name／New Name 姓名／新姓名 (Surname 姓氏 / Other names 名字)	
Address 地址	10/F Block 48 Baguio Villa 555 Victoria Road Pokfulam Hong Kong
Date of Appointment 委任日期 (DD 日 / MM 月 / YYYY 年)	

Existing Name 現用姓名	N/A
Name／New Name 姓名／新姓名 (Surname 姓氏 / Other names 名字)	
Address 地址	
Date of Appointment 委任日期 (DD 日 / MM 月 / YYYY 年)	

Signed 簽名 : [signature]

(Name 姓名) : (Wang Poey Foon Angela) Date 日期 : 28 November 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply* 請刪去不適用者

CR 2001 IC 85

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 51 of Exhibit A

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
* ☐ New appointment 新委任
* ☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名 N/A

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/A940111

For Official Use
請勿填寫本欄

29/11/2001 00364028
Sh. Form : D2F

OV U(L)
13 $20.00
CSH $20.00

es 註
4)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
CHANGE OF ADDRESS FOR DIRECTOR	25	10	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Bulawa	Derrick Francis

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 10/F Block 48 Baguio Villa 555 Victoria Road Pokfulam Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P121051(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: USA

註
)

Other Directorships 其他董事職務

A / C / N	

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名: [signature]

(Name 姓名): (Angela Wang Poey Foon) Date 日期: 28 November 2001

~~Director~~ / Secretary ~~/ Manager / Authorized Representative~~ *
董事／秘書／經理／授權代表 *

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 52 of Exhibit A

Conyers Dill & Pearman

BARRISTERS & ATTORNEYS
NOT RECOGNISED TO PRACTISE HONG KONG LAW

1901 One Exchange Square, 8 Connaught Place, Central, Hong Kong
Telephone: (852) 2524-7106 Facsimile: (852) 2845-9268/(852) 2596-0418 E-mail: hongkong@cdp.bm
Internet: www.cdp.bm

This fax is confidential and may be privileged. It is for the use of the named recipient(s) only. If you have received it in error, do not copy or disclose its contents and please notify us immediately.

Partners : Lilian S.C. Woo David M. Lamb Christopher W.H. Bickley

02 MAY -6 [stamp]

To	: Ms Angela Wang Angela Wang & Co	Fax Number	: 2868 0708
From	: C. W. H. Bickley/Tan Choo Lye	Date	: 4 December, 2001
Matter Ref	: 310811	Writer's Telephone No	: 2842 9556/2842 9523
Document No	: CB/TCL/md/103270-13	Writer's Fax Nos	: 2845 9268/2596 0418
Total Page(s)	: 3 (Incl. Cover)	Writer's E-mail Address	: cwbickley@cdp.bm ctan@cdp.bm

Dear Angela,

e-Kong Group Ltd (the "Company")

Further to your letter of 29 November, 2001, I confirm that our Bermuda office has attended to the necessary filing with the Registrar of Companies in relation to the increase in the Company's authorised share capital from HK$348,929,402 and to HK$408,929,402 (the "Increase"). Copies of the following documents, all dated 29 November, 2001, are attached for your records:

1. certified resolution in respect of the Increase duly signed by the assistant secretary of the Company; and

2 memorandum of increase of share capital signed by the assistant secretary of the Company.

The Registrar will issue a certificate of deposit of memorandum of increase of share capital in due course, a copy of which I shall let you have when available.

Yours sincerely,

C.W.H. Bickley/Tan Choo Lye
Encls.

FORM NO. 7

BERMUDA
THE COMPANIES ACT 1981

MEMORANDUM OF INCREASE OF SHARE CAPITAL OF

e-Kong Group Limited
(hereinafter referred to as "the Company")

DEPOSITED in the office of the Registrar of Companies on the 29th day of November, 2001, in accordance with the provisions of section 45(3) of the Companies Act 1981.

Minimum Share Capital of the Company	HK$100,000.00
Authorised Share Capital of the Company	HK$348,929,402.00
Increase of Share Capital as authorised by a resolution passed at a special general meeting of the Company on the 23rd day of November, 2001.	HK$ 60,000,000.00
Authorised Share Capital as Increased:	HK$408,929,402.00

Assistant Secretary

DATED THIS 29th day of November, 2001

[NOTE: This memorandum must be filed in the office of the Registrar of Companies within thirty days after the date on which the resolution increasing the Share Capital has effect and must be accompanied by a copy of the resolution and the prescribed fee.]

e-Kong Group Limited (the "Company")

CERTIFIED RESOLUTION

I, Ira S. Outerbridge, Assistant Secretary of e-Kong Group Limited, DO HEREBY CERTIFY that the following is a true copy of a resolution adopted by the Members of the Company at a meeting thereof duly convened and held on 23rd day of November, 2001, at which meeting a quorum was present and voting throughout and that such resolution is still in full force and effect as at the date hereof.

RESOLVED:

That the authorized share capital of the Company be and is hereby increased from HK$348,929,402.00 to HK$408,929,402.00 by the creation of an additional 3,000,000,000 ordinary shares of HK$0.02......."

Dated: This 29th day of November, 2001.

By: ____________________
Assistant Secretary

sodandous:7373

Hong Kong iMail December 7, 2001 (Friday)

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 53 of Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

ANNOUNCEMENT

The board of directors (the "Board") of e-Kong Group Limited (the "Company") wishes to clarify the press article appearing in Hong Kong Economic Journal on 6 December 2001 relating to the level of acceptances of the rights issue of the Company ("Press Article")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

With regard to the Press Article which reported that it was disclosed by Ms Judy Leung of the Company that about 70 to 80% acceptances had already been received in respect of the rights issue of the Company as disclosed in its announcement dated 10 October 2001 ("Rights Issue"), the Board denied that such disclosure was made by Ms Judy Leung as reported in the Press Article. The Board has not received information as to the level of acceptances of the Rights Issue as reported in the Press Article.

We have noted that the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movement.

We confirm that save for the Rights Issue there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board
Lim Shyang Guey
Director

Hong Kong, 6 December 2001

Hong Kong iMail December 14, 2001 (Friday)

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 54 of Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

RESULTS OF THE RIGHTS ISSUE OF 3,139,294,672 RIGHTS SHARES OF HK$0.02 EACH AT HK$0.0425 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE OR EVERY ONE CONVERTIBLE PREFERENCE SHARE HELD ON THE RECORD DATE PAYABLE IN FULL ON ACCEPTANCE

Joint Financial Advisers to e-Kong Group Limited

Deloitte & Touche Corporate Finance Ltd	Quam 嘉洛證券融資有限公司 Quam Capital Limited
Deloitte & Touche Corporate Finance Ltd.	**Quam Capital Limited**

The Directors announce that the Rights Issue closed and became unconditional at 4:30 p.m. on Wednesday, 12th December, 2001. The Directors also announce that 233 valid acceptances have been received for 2,264,077,706 Rights Shares provisionally allotted under the Rights Issue and 162 valid applications have been received for 2,768,793,771 excess Rights Shares. Accordingly, the Rights Issue has been subscribed by approximately 1.60 times. Such acceptances include 1,708,187,428 Rights Shares accepted and paid for by the HSS Group and parties acting in concert with it, representing approximately 54.41% of the total Rights Shares to be issued under the Rights Issue.

The HSS Group and the parties acting in concert with it own 910,515,642 Shares after completion of the Rights Issue, representing approximately 19.38% of the issued share capital of the Company as enlarged by the Rights Issue.

Words and expressions defined in this announcement have the same meanings as ascribed to in the prospectus of the Company dated 23rd November, 2001, unless the context requires otherwise.

RESULTS OF THE RIGHTS ISSUE

The Directors announce that all the conditions set out in the Underwriting Agreement have been fulfilled and the Underwriting Agreement has not been terminated in accordance with its terms or otherwise. The Rights Issue closed and became unconditional at 4:30 p.m. on Wednesday, 12th December, 2001. An aggregate of 233 valid acceptances of Rights Shares provisionally allotted under the Rights Issue have been received for a total of 2,264,077,706 Rights Shares and 162 valid applications for excess Rights Shares have been received for a total of 2,768,793,771 Rights Shares. Such acceptances and applications include:

- 3,324,684,049 Rights Shares were applied for by applicants other than the HSS Group and parties acting in concert with it;
- 1,708,187,428 Rights Shares were applied for by the HSS Group and parties acting in concert with it.

Based on the subscription results of the Rights Issue as referred to above, the Rights Issue has been subscribed by approximately 1.60 times.

CHANGES OF SHAREHOLDING BEFORE AND AFTER THE RIGHTS ISSUE

The aggregate number of Rights Shares applied for by the HSS Group and parties acting in concert with it comprised 1,468,236,000 excess Rights Shares in addition to the 239,951,428 Shares it undertook to the Company and the Underwriter to take up. Out of the applications for excess Right Shares made by the HSS Group and parties acting in concert with it, a total of 550,588,500 Rights Shares were allotted thereto. Upon completion of the Rights Issue, the HSS Group and parties acting in concert with it own 910,515,642 Shares, representing approximately 19.38% of the issued share capital of the Company as enlarged by the Rights Issue. This compares to their aggregate shareholding of 119,975,714 Shares before the Rights Issue, which represented approximately 7.69% of the then issued share capital.

	Shareholding before the Rights Issue	%	Shareholding after the Rights Issue	%
Mr Siemens	110,000,000	7.05	513,529,500	10.93
Mr Saran	1,140,000	0.07	186,949,500	3.98
Mr Hicks	8,835,714	0.57	210,036,642	4.47
Interventure Group	0	0.00	0	0.00
	119,975,714	7.69	910,515,642	19.38
Public	1,439,991,622	92.31	3,788,746,366	80.62
Total number of Shares	1,559,967,336	100.00	4,699,262,008	100.00

The Whitewash Waiver was granted by the Executive on 23rd November, 2001 and approved by Independent Shareholders at the Special General Meeting convened on 23rd November, 2001 to waive any obligations by the HSS Group and the parties acting in concert with it to make a general offer for the securities of the Company not already owned by or agreed to be acquired by the HSS Group and the parties acting in concert with it as a result of the HSS Group and the parties acting in concert with it acquiring an aggregate shareholding in excess of 30% after completion of the Rights Issue.

BASIS OF ALLOTMENT FOR EXCESS RIGHTS SHARES

The Directors have resolved to allot 875,216,966 Rights Shares available to the applicants for excess Rights Shares on the following basis which the Directors consider to be fair and equitable:

Number of excess Rights Shares applied for	Number of successful applicants	Allotment basis approximately %	Total number of Rights Shares allotted
1 to 99,999	95	100.00	1,889,238
100,000 to 999,999	25	60.00	3,898,995
1,000,000 to 4,999,999	19	40.00	13,731,314
5,000,000 to 499,999,999	22	37.50	662,721,927
Above 500,000,000	1	20.13	192,975,492
	162		875,216,966

GENERAL

It is expected that refund cheques in respect of surplus application monies for excess Rights Shares applied for but not allotted, without interest, and certificates in respect of the fully-paid Rights Shares will be despatched to those entitled thereto at their own risk by ordinary post to their registered addresses on or before Friday, 14th December, 2001. Dealing in the fully-paid Rights Shares on the Stock Exchange is expected to commence at 10:00 a.m. on Tuesday, 18th December, 2001.

By Order of the Board
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 13th December, 2001

王律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 55 of Exhibit A

Your Ref :

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Our Ref : AW/A940111

Date : 18 December 2001

The SDI Unit
The Compliance Division
The Stock Exchange of Hong Kong Limited
1/F Exchange Square Phase I
8 Connaught Place
Central Hong Kong

By Fax
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we attach a copy of the disclosure form dated 18 December 2001 given by Mr Richard John Siemens, a director of the Company, regarding his subscription for 403,529,500 shares in the Company. The original form will follow shortly.

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Mr SG Lim – **By Fax** (Fax No. 2811 1203)

g:\APF\1994\A940111\Letter-AW.doc

Partners :
Angela PF Wang 王培芬
Stephen M Vine

Consultants :
*# Pat Bobby Ying Ho
Amanda J Geddes
Marc HW Lim

Associates :
James HK Chan
Roy PC Leung

Foreign Lawyer :
Kevin L Jones
(registered in New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Richard John Siemens HKID/Passport ~~No.~~ K674811(2) CONTACT PHONE NO. 2801 7188

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / ~~No~~ * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 14 MONTH 12 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to of paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	Ordinary	110,000,000	513,529,500	☒	☐	14 /12 / 2001	**
				☐	☐	/ /	
				☐	☐	/ /	

** Subscription of Rights Shares and excess Rights Shares at HK$0.0425 each

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 18 12 01
Day Month Year

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 56 of Exhibit A

Hong Kong iMail	December 20, 2001	(Thursday)

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Kuldeep Saran was appointed as an Executive Director and a Deputy Chairman of the Company and Mr. Bruce William Hicks as a Non-executive Director, both with effect from December 18, 2001. The Board would like to welcome Mr. Saran and Mr. Hicks.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, December 19, 2001

王律師事務所
王澤蓉律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Date : 31 December 2001

Our Ref : AW/A940111

Direct Line : 2846 7787 (AW)
2846 7761 (KJ)

Direct Email : angelawang@angelawangco.com
kevinjones@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Limited
1/F Phase I Exchange Square
Central Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we enclose for your attention two disclosure forms dated 20 December 2001 given by Mr William Bruce Hicks and Mr Kuldeep Saran, directors of the Company both appointed with effect from 18 December 2001, in performance of their duties imposed by the Securities (Disclosure of Interests) Ordinance (Cap 396).

If you have any questions, please do not hesitate to contact us.

Yours sincerely

Angela Wang/Kevin Jones

Encl

cc : Ms Amy Chan – By Fax Only (Fax No : 2429 7116)

G:\apf\940111\letter 311201.doc

Partners :
Angela PF Wang 王澤蓉
Stephen M Vine 韋施德

Consultants :
Pat Bobby Ying Ho
Amanda J Geddes
Marc HW Lim

Associates :
Roy PC Leung
Adrian J Taylor
Janet CW So

Foreign Lawyers :
Kevin L Jones
(New York and Pennsylvania, USA)

* Notary Public # China Appointed Attesting Officer

Ref No

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure

NAME (Surname first) William Bruce Hicks HKID/Passport No. K323574(2) CONTACT PHONE NO. 2801 7188

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2 Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 18 MONTH 12 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to of paragraph (1) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED: ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	Ordinary	-	210,036,642	☐	☐	/ /	Initial
				☐	☐	/ /	Disclosur
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(F) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature ______________ Date: 29 / 12 / 01 (Day Month Year)

(7/00) SS

Ref. No

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Kuldeep Saran HKID/Passport No. P157396(2) CONTACT PHONE NO 2801 7188

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the rele...nt share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 18 MONTH 12 YEAR 01

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also leave Page 2 for the completion of this disclosure

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED: ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	Ordinary		186,949,500	☐	☐	/ /	Initial
				☐	☐	/ /	Disclosure
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: ______________ Date: 29 / 12 / 01 (Day / Month / Year)

(7/93) 3/1

e-KONG
Convergence through Services

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of directors (the "Board") of e-KONG Group Limited (the "Company") has noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
e-Kong Group Limited

Derrick Bulawa
Director

Hong Kong, January 2, 2002

www.e-kong.com

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this statement.

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Angela Wang
Company Secretary

Hong Kong, 10 January 2002

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 60 of Exhibit A

CR

Companies Registry
公司註冊處

02 MAY -6

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

- ☐ Resignation or cessation 辭職或停職
- ☑ New appointment 新委任
- ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一位辭職或停職，請用續頁A 填寫)

- ☐ Secretary 秘書
- ☐ Director 董事
- ☐ Alternate Director 替代董事

Name 姓名: N/A

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

*Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

Ref: AW/A940111

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

12/01/2002	CC382920
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
CSH	$20.00

Amendment No 1/97 to Specification No 1/97
指明編號第 1/97 號的修訂編號第 1/97 號

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change * 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填報)

Brief Description 簡略描述	Effective Date(s) 生效日期		
APPOINTMENT OF DIRECTOR	18	12	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Surname 姓氏: Hicks 許; Other names 名字: William Bruce 博志

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Flat B2, 39 Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K323574(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: Canadian

(Notes 註 3 & 4)

Other Directorships 其他董事職務: A / C / N

(To be completed by companies listed on Hong Kong Stock Exchange only 僅須由香港聯合交易所上市的公司填寫)

This Notification includes 0 Continuation Sheet A and 1 Continuation Sheet B.

本通知書包括 ______ 張續頁A 及 ______ 張續頁B。

Signed 簽名:

(Name 姓名): (Angela Wang Poey Foon) Date 日期: 10 January 2002

~~Director／~~ Secretary ~~／Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

(Continuation Sheet B 續頁 B)

Company Number 公司編號: F6726

Details of Appointment / Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment / Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
APPOINTMENT OF DIRECTOR	18	12	2001

Existing Name 現用姓名:

Name / New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Saran	Kuldeep

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址:
18/F, Block 47, Baguio Villa
550 Victoria Road Pokfulam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P157396(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Nationality 國籍: Indian

(Notes 註 3 & 4)

Other Directorships 其他董事職務

A / C / N

(To be completed by companies listed on Hong Kong Stock Exchange only
須由香港聯合交易所上市的公司填寫)

Hong Kong iMail January 16, 2002 (Wednesday)

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Chong Ching Lai resigned as a Non-executive Director of the Company with effect from 14 January 2002. The Board would like to thank Mr. Chong for his contribution to the Company.

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 15 January 2002

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 62 of Exhibit A

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

☑ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Chong 張	Ching Lai 清來

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
A8625802	Singapore

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代
14 / 01 / 2002	

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

AW/A940111

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

17/01/2002 33406895
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
CSH $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4) B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填報)

Brief Description 簡略描述	Effective Date(s) 生效日期
N/A	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:
Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照
Number 號碼 Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名:

(Name 姓名): (Wang Poey Foon Angela) Date 日期: 17 January 2002

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63A of Exhibit A

e-KONG
Convergence through Services

02 MAY -6 AM 10:15

8 March 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 28 February 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(Jan 2002)

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 28 February 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 8 March 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ____________)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63B of Exhibit A

e-KONG
Convergence through Services

02 MAY -6 AM 10:17

18 February 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 January 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(Jan 2002)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700

FORM I

Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 January 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 18 February 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ____________)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options (Pre-Adjustment)						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,700,000	Nil	Nil	Nil	38,700,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	550,000	Nil	Nil	Nil	550,000	N/A
Exercise Price: HK$ 1.00	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 2.30	22,150,000	Nil	Nil	Nil	22,150,000	N/A
2. Employee Share Options (Post-Adjustment)						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue Placing Bonus Issue Scrip Dividend	Price : Price :	Issue and allotment Date : Issue and allotment Date : Issue and allotment Date : Issue and allotment Date : Cancellation Date :				

Repurchase of Share			
Redemption of share		Redemption Date :	
Consideration Issue	Price :	Issue and allotment Date :	
Others (Please specify)	Price :	Issue and allotment Date :	

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark : The exercise prices of Employee Share Options were adjusted on 31 January 2002 pursuant to board resolutions passed on 31 January 2002.

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

15 January 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 December 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(Oct 2001)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2290 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 December 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 15 January 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____

4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	3,139,294,672	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,700,000	Nil	Nil	Nil	38,700,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	550,000	Nil	Nil	Nil	550,000	N/A
Exercise Price: HK$ 1.00	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	250,000	Nil (Remark 1)	N/A
Exercise Price: HK$ 2.30	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark : (1) 250,000 share options lapsed due to the cessation of employment of Lee Seok Kuan Yvonne.

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63D of Exhibit A

02 MAY -6 AM 10:L

13 December 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 30 November 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
- **By Fax** (Fax No : 2811 1917 / 2429 7116)

G:\APP\1994\A940111\MTH-RPT(Oct 2001)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 November 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 12 December 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): 23 November 2001)	Ordinary	3,000,000,000	0.02	60,000,000
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	10,022,274	Nil	Nil	90,000	9,932,274 (Remark 1)	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,750,000	Nil	Nil	50,000	38,700,000 (Remark 2)	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	950,000	Nil	Nil	400,000	550,000 (Remark 3)	N/A
Exercise Price: HK$ 1.00	5,565,000	Nil	Nil	650,000	4,915,000 (Remark 4)	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,300,000	Nil	Nil	150,000	22,150,000 (Remark 5)	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark : Please refer to the attached Appendix A

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Appendix A

Remark : (1) 90,000 share options lapsed due to the cessation of employment of Wong Lai San Lisa

(2) 50,000 share options lapsed due to the cessation of employment of Lo Yuet Ming Amy.

(3) a total of 100,000, 150,000 and 150,000 share options lapsed due to the cessation of employment of Lee Wai Kwan Flora, Ho Wai Man Catherine and Yuen So Yee Odessa respectively.

(4) 650,000 share options lapsed due to the cessation of employment of Wong Chor Fai Charles.

(5) 150,000 share options lapsed due to the cessation of employment of Lee Wai Kwan Flora.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63E of Exhibit A

e-KONG
Convergence through Services

02 MAY -6 AM 10:47

29 November 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 31 October 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
- **By Fax** (Fax No : 2811 1917 / 2429 7116)

G:\APP\1994\A940111\MTH-RPT(Oct 2001)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 October 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 29 November 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ______)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	10,022,274	Nil	Nil	Nil	10,022,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,750,000	Nil	Nil	Nil	38,750,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	950,000	Nil	Nil	Nil	950,000	N/A
Exercise Price: HK$ 1.00	5,565,000	Nil	Nil	Nil	5,565,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,300,000	Nil	Nil	Nil	22,300,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

10 October 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 30 September 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
- **By Fax** (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(Sept 2001)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

www.e-kong.com

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 September 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 10 October 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ____)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	10,022,274	Nil	Nil	Nil	10,022,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	4,950,000	Nil	Nil	125,000	4,825,000 (Remark 1)	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,750,000	Nil	Nil	Nil	38,750,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	50,000	950,000 (Remark 2)	N/A
Exercise Price: HK$ 1.00	5,565,000	Nil	Nil	Nil	5,565,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,300,000	Nil	Nil	Nil	22,300,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark : (1) a total of 75,000 and 50,000 share options lapsed due to the cessation of employment of Raymond Lai Chun Pui and Evon Sham Man Si respectively.

(2) 50,000 share options lapsed due to the cessation of employment of Josephine Caspillan Cancel

Authorised Signature:

Name : Angela Wang

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

7 September 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 31 August 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(August 2001)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	10,022,274	Nil	Nil	Nil	10,022,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	5,025,000	Nil	Nil	75,000	4,950,000 (Remark 1)	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,750,000	Nil	Nil	Nil	38,750,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,565,000	Nil	Nil	Nil	5,565,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,300,000	Nil	Nil	Nil	22,300,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark : (1) 75,000 share options lapsed due to the cessation of employment of Reginna Chan Sau Lin

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 August 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 7 September 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

e-KONG
the internet in asia

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63H of Exhibit A

6 August 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 31 July 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(July 2001)

e-Kong Group Limited (Incorporated in Bermuda with limited liability)
Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Telephone : (852) 2610 1882 Facsimile : (852) 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 July 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldiron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 6 August 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ______)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	10,022,274	Nil	Nil	Nil	10,022,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	5,825,000	Nil	Nil	800,000	5,025,000(Remark 1)	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,750,000	Nil	Nil	Nil	38,750,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,565,000	Nil	Nil	Nil	5,565,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,300,000	Nil	Nil	Nil	22,300,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price :	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of Share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration Issue	Price :	Issue and allotment Date :	
Others (Please specify)	Price :	Issue and allotment Date :	

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remarks: (1) 800,000 share options lapsed due to the cessation of employment of Rajeev Jaura.

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 631 of Exhibit A

9 July 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 30 June 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(June 2001)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 [illegible]

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 June 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 6 July 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ____)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.35	10,272,274	Nil	Nil	250,000	10,022,274 (Remark 1)	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	5,825,000	Nil	Nil	Nil	5,825,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	85,000	38,750,000 (Remark 2)	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,915,000	Nil	Nil	350,000	5,565,000 (Remark 3)	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	350,000	22,300,000 (Remark 4)	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of Share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration Issue	Price :		Issue and allotment Date :			
Others (Please specify)	Price :		Issue and allotment Date :			

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remarks:
(1) 250,000 share options lapsed due to the cessation of employment of Agnes Goh Kim Lay;
(2) 85,000 share options lapsed due to the cessation of employment of Manish Nihalani;
(3) 350,000 share options lapsed due to the cessation of employment of Helen Kwok Hoi Ling;
(4) 350,000 share options lapsed due to the cessation of employment of Max Mak Kwan Chi.

Authorised Signature:

Name: Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole

e-KONG
Convergence through Services

02 ... -6 ...

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63J of Exhibit A

13 June 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 31 May 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(Apr 2001)

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 May 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 13 June 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ____________)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,967,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.25	Nil	200,000	Nil	Nil	200,000 (Remark 1)	N/A
Exercise Price HK$ 0.35	10,272,274	Nil	Nil	Nil	10,272,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	5,825,000	Nil	Nil	Nil	5,825,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	Nil	38,835,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,915,000	Nil	Nil	Nil	5,915,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	Nil	22,650,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price :	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of Share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration Issue	Price :	Issue and allotment Date :	
Others (Please specify)	Price :	Issue and allotment Date :	

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remarks: (1) 200,000 share options were granted to Mr Yuen Moon Chung Wallace

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
the internet in asia

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63K of Exhibit A

10 May 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 30 April 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(Apr 2001)

e-Kong Group Limited (Incorporated in Bermuda with limited liability)
Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Telephone : (852) 2610 1882 Facsimile : (852) 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 8 May 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,959,336	9,680,000	N/A
Increase/~~(Decrease)~~ during the month :	8,000	N/A	N/A
Balance at close of the month :	1,559,967,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price HK$ 0.35	10,272,274	Nil	Nil	Nil	10,272,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	6,045,000	Nil	8,000	212,000	5,825,000 (Remark (1))	8,000
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	Nil	38,835,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,915,000	Nil	Nil	Nil	5,915,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	Nil	22,650,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares~~/preference shares/other classes of shares~~ increased~~/(decreased)~~ during the month : 8,000

Remarks: (1) Ms Wong Hau Duen exercised her options for 8,000 ordinary shares and that 212,000 share options have lapsed due to her cessation of employment

Authorised Signature:

Name : Angela Wang

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
the internet in asia

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63L of Exhibit A

9 April 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form 1 Monthly Report of Movement of Listed Securities for the month ended 31 March 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng -- **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(2001)

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 March 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 9 April 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ________)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,959,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,959,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price HK$ 0.35	10,332,274	Nil	Nil	60,000	10,272,274 (Remark (1))	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	6,045,000	Nil	Nil	Nil	6,045,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	Nil	38,835,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,915,000	Nil	Nil	Nil	5,915,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	Nil	22,650,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remarks: (1) 60,000 share options have lapsed due to Ms Lee Wan Yin Annie's cessation of employment

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
the internet in asia

13 March 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 28 February 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(2001)

e-Kong Group Limited (Incorporated in Bermuda with limited liability)
Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Telephone : (852) 2610 1882 Facsimile : (852) 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 28 February 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 13 March 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ____________)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,959,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,959,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price HK$ 0.35	10,372,274	Nil	Nil	40,000	10,332,274 (Remark (1))	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	6,045,000	Nil	Nil	Nil	6,045,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	Nil	38,835,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,975,000	Nil	Nil	60,000	5,915,000 (Remark (2))	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	Nil	22,650,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of Share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration Issue	Price :		Issue and allotment Date :			
Others (Please specify)	Price :		Issue and allotment Date :			

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remarks: (1) 40,000 share options have lapsed due to Ms Wong Cheuk Yan, Winnie's cessation of employment (2) 60,000 share options have lapsed due to Mr Chan Mau Chong, Nelson's cessation of employment

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
the internet in asia

7 February 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 31 January 2001 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng – **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(2001)

e-Kong Group Limited (Incorporated in Bermuda with limited liability)
Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Telephone : (852) 2610 1882 Facsimile : (852) 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 January 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 5 February 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ____)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,959,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,959,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price HK$ 0.35	10,372,274	Nil	Nil	Nil	10,372,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	6,045,000	Nil	Nil	Nil	6,045,000	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	Nil	38,835,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,975,000	Nil	Nil	Nil	5,975,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	Nil	22,650,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remarks:

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
the internet in asia

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 63O of Exhibit A

8 January 2001

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Form I Monthly Report of Movement of Listed Securities for the month ended 31 December 2000 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng -- **By Fax** (Fax No : 2811 1917)

G:\APF\1994\A940111\MTH-RPT(2000)

e-Kong Group Limited (Incorporated in Bermuda with limited liability)
Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Telephone : (852) 2610 1882 Facsimile : (852) 2429 7116

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 December 2000

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2610 1882
(Name of Responsible Official)

Date : 5 January 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000
Increase/(Decrease) (EGM approval date): ______)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	3,000,000,000	0.02	60,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	1,559,959,336	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	1,559,959,336	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price HK$ 0.35	10,372,274	Nil	Nil	Nil	10,372,274	N/A
Exercise Price: HK$ 0.42	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.49	6,095,000	Nil	Nil	50,000	6,045,000 (Remark (1))	N/A
Exercise Price: HK$ 0.60	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.68	38,835,000	Nil	Nil	Nil	38,835,000	N/A
Exercise Price: HK$ 0.69	3,025,000	Nil	Nil	Nil	3,025,000	N/A
Exercise Price: HK$ 0.70	1,000,000	Nil	Nil	Nil	1,000,000	N/A
Exercise Price: HK$ 1.00	5,975,000	Nil	Nil	Nil	5,975,000	N/A
Exercise Price: HK$ 1.02	250,000	Nil	Nil	Nil	250,000	N/A
Exercise Price: HK$ 2.30	22,650,000	Nil	Nil	Nil	22,650,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remarks: (1) 50,000 share options have lapsed due to Ms Sit Yuen Ting's cessation of employment

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 64 of Exhibit A

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted the recent increase in the trading volume of the shares and the recent decrease in the share price of the Company and wishes to state that the Board is not aware of any reasons for such changes save for the results announcement (summary) posted on the website of the Stock Exchange today.

The Board confirms that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement other than the above referenced results announcement (summary), which is or may be of a price-sensitive nature and which has not been disclosed.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
e-Kong Group Limited

Lim Shyang Guey
Director

Hong Kong, 3 April 2002

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2001

RESULTS
The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001, together with comparative figures for the corresponding year in 2000, as follows:

Condensed Consolidated Income Statement

	Note	Year ended 31 December 2001 HK$'000	2000 HK$'000
Turnover	1	263,896	100,125
Cost of sales		(214,038)	(72,570)
Gross profit		49,858	27,555
Interest income and investment income		4,216	28,861
Other net income	2	–	99,908
Distribution costs		(22,370)	(6,086)
Business promotion and marketing expenses		(31,166)	(43,623)
Operating and administrative expenses		(176,615)	(86,180)
Other operating expenses		(76,688)	(6,286)
(Loss)/Profit from operations		(252,765)	14,149
Finance costs		(1,216)	(140)
Intangible assets and goodwill written off		(114,795)	–
Provision for diminution in value of investment securities		(72,021)	(8,904)
Unrealized holding loss on other investments		(240,476)	–
Share of results of associates		(752)	(1,110)
(Loss)/Profit before taxation		(682,025)	3,995
Taxation	3	–	(739)
(Loss)/Profit after taxation		(682,025)	3,256
Minority interests		710	(1,954)
Net (loss)/profit attributable to shareholders		(681,315)	1,302
(Loss)/Earnings per share	4		
Basic		(35.12 cents)	0.08 cent
Diluted		N/A	0.07 cent

Notes:

1. **Turnover and Segmental Information**
By activities:

	Turnover Year ended 31 December 2001 HK$'000	2000 HK$'000	Contribution to operating profit/(loss) Year ended 31 December 2001 HK$'000	2000 HK$'000
Telecommunication services income	224,162	63,740	(163,391)	(76,864)
Corporate management services income	34,912	1,284	(22,612)	(9,777)
Sales of animated films	–	23,473	–	5,383
Others	4,822	11,628	(16,107)	(7,990)

5. **Comparative figures**
Certain comparative figures have been reclassified to conform to the current year's presentation.

FINAL DIVIDEND
The Board has not recommended the payment of any final dividend for the year ended 31 December 2001. (2000: Nil)

CLOSURE OF REGISTER OF MEMBERS
The Register of Members of the Company will be closed from Tuesday, 25 June 2002 to Friday, 28 June 2002, both days inclusive, during which period no transfer of shares will be effected.

In order to determine entitlement to attend and vote at the forthcoming annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by not later than 4:00 p.m. on Monday, 24 June 2002.

BUSINESS REVIEW AND OUTLOOK
During this year the Group suffered considerable reductions in the valuation of its investments made in a number of technology and internet-related companies. These losses were prompted by declines in the worldwide equity markets, negative sentiment towards the technology sector and continuing difficulties encountered by "new economy" businesses. The Group has therefore taken a prudent approach to provision for diminution of its investments and has also either written off or substantially written down most of its non-listed investments. The Group's investments in publicly-listed securities, originally deemed as long-term investments have been appraised at current market values.

Nevertheless, the Group's flagship IDD and telecom business ZONE, continues to experience steady and consistent growth. In the United States, ZONE completed the acquisition of certain assets of Furst Group Inc. in February 2001 and commercially launched its nationwide domestic long-distance and international telecommunications services in June 2001 under two brand names, viz. "ZoneLD" targeted at individuals and small businesses and "ZoneCMS" targeted at large corporations and enterprises. During this year, distribution relationships were also established with key on-line marketing partners in the US. Some of the on-line marketing sites promoting "ZoneLD" services to individuals and small businesses are Yahoo!, Priceline.com and MSN. In-house sales team and external value-added resellers are used to penetrate the large corporation and enterprise markets. ZONE's US operations accounted for 43% of the Group's total revenue for this year and this is expected to increase further in the coming year.

In Hong Kong, ZONE1511's switch facilities were upgraded in August 2001 to accommodate the increase in International Direct Dial (IDD) traffic and to enable the introduction of new value-added services such as virtual global calling card and call-forwarding services. ZONE1511's website (www.zone1511.com) underwent extensive enhancements and incorporated additional self-service and on-line support functions. ZONE1511 has replaced a number of reseller partners with world-class carriers such as KDDi, SingTel, Teleglobe and Equant. ZONE1511 will strive to increase its market share, improve its gross margins and strengthen its business through further development of more innovative value added services, through the expansion of its distribution channels and focus on forging strategic partnerships.

ZONE1511's Singapore operation continued to grow in a highly competitive environment. ZONE1511 has remained competitive by maintaining lower operating costs while providing customers with choice, quality, reliability and value.

EventClicks, the Group's corporate management subsidiary, which operates within the travel- and hospitality-related industries, whereby global air-travel and hotel occupancy suffered drastic declines since the events in the US on September 11, 2001. A number of corporate clients postponed their business events and incentive trips due to safety concerns, resulting in a drop in booked revenue for the fourth quarter of 2001. However, we expect conference and events bookings to rebound and materialize during the second and third quarter of 2002.

speed***insure***, the Group's on-line insurance services subsidiary, faced tough challenges while introducing its novel direct on-line approach into an agent-centric and tradition-bound market. As a result, speed***insure*** scaled down its business in an effort to reduce operating costs. By sustaining a steady stream of on-line business, speed***insure*** has managed to operate self-sufficiently whilst maintaining good quality service standards for their new and repeat customers.

The Group will continue to capitalize on its distinct advantages, a key factor being the Group's use of technology to provide effective and efficient innovative solutions within each of our chosen businesses. Concurrently, as we grow our businesses, the Group will also enforce internal financial and management diligence to maintain and operate our businesses in a resourceful and cost effective manner

	Notes	2001	2000
Net (Loss)/profit attributable to shareholders		(681,315)	1,302
(Loss)/Earnings per share	4		
Basic		(35.12 cents)	0.08 cent
Diluted		N/A	0.07 cent

Notes:

1. **Turnover and Segmental Information**

By activities:

	Turnover Year ended 31 December 2001 HK$'000	Turnover Year ended 31 December 2000 HK$'000	Contribution to operating profit/(loss) Year ended 31 December 2001 HK$'000	Contribution to operating profit/(loss) Year ended 31 December 2000 HK$'000
Telecommunication services income	224,162	63,740	(163,391)	(76,864)
Corporate management services income	34,912	1,284	(22,612)	(9,777)
Sales of animated films	–	23,473	–	5,383
Others	4,822	11,628	(16,107)	(7,990)
	263,896	100,125	(202,110)	(89,248)
Other operating income and expenses			(50,655)	103,397
			(252,765)	14,149
Finance costs			(1,216)	(140)
Intangible assets and goodwill written off			(114,795)	–
Provision for diminution in value of investment securities			(72,021)	(8,904)
Unrealized holding loss on other investments			(240,476)	–
Share of results of associates			(752)	(1,110)
(Loss)/Profit before taxation			(682,025)	3,995

By geographical location:

	Turnover Year ended 31 December 2001 HK$'000	Turnover Year ended 31 December 2000 HK$'000	Contribution to operating profit/(loss) Year ended 31 December 2001 HK$'000	Contribution to operating profit/(loss) Year ended 31 December 2000 HK$'000
Asia Pacific	150,319	67,603	(105,181)	(78,681)
North America	113,577	32,522	(96,929)	(10,567)
	263,896	100,125	(202,110)	(89,248)
Other operating income and expenses			(50,655)	103,397
			(252,765)	14,149
Finance costs			(1,216)	(140)
Intangible assets and goodwill written off			(114,795)	–
Provision for diminution in value of investment securities			(72,021)	(8,904)
Unrealized holding loss on other investments			(240,476)	–
Shares of results of associates			(752)	(1,110)
(Loss)/Profit before taxation			(682,025)	3,995

2. **Other net income**

	Year ended 31 December 2001 HK$'000	Year ended 31 December 2000 HK$'000
Gain realized on disposal of investments	–	76,051
Gain on disposal of discontinued operations	–	23,210
Gain on disposal of subsidiaries	–	311
Others	–	336
	–	99,908

3. **Taxation**

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

Taxation charge of HK$739,000 for the year ended 31 December 2000 represented People's Republic of China income tax calculated at the prevailing rate.

4. **(Loss)/Earnings per share**

(a) *Basic (loss)/earnings per share*
The calculation of basic loss per share for the year ended 31 December 2001 is based upon the loss attributable to shareholders of HK$681,315,000 (2000: profit of HK$1,302,000) and on the weighted average number of ordinary shares of 1,940,200,731 (2000: 1,731,573,250) in issue during the year.

(b) *Diluted earnings per share*
The fully diluted loss per share for 2001 is not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive. The calculation of diluted earnings per share for 2000 is based upon the profit attributable to shareholders of HK$1,302,000 and on the weight average number of ordinary shares of 1,825,717,799 after adjusting for the effects of all dilutive potential ordinary shares.

The comparative amounts of the earnings per share and diluted earnings per share have been adjusted for the effect of the rights issue of 3,139,294,672 shares of the Company during the year 2001.

ZONE1511's Singapore operation continued to grow in a highly competitive environment. ZONE1511 has remained competitive by maintaining lower operating costs while providing customers with choice, quality, reliability and value.

EventClicks, the Group's corporate management subsidiary, which operates within the travel- and hospitality-related industries, whereby global air-travel and hotel occupancy suffered drastic declines since the events in the US on September 11, 2001. A number of corporate clients postponed their business events and incentive trips due to safety concerns, resulting in a drop in booked revenue for the fourth quarter of 2001. However, we expect conference and events bookings to rebound and materialize during the second and third quarter of 2002.

speed*insure*, the Group's on-line insurance services subsidiary, faced tough challenges while introducing its novel direct on-line approach into an agent-centric and tradition-bound market. As a result, speed*insure* scaled down its business in an effort to reduce operating costs. By sustaining a steady stream of on-line business, speed*insure* has managed to operate self-sufficiently whilst maintaining good quality service standards for their new and repeat customers.

The Group will continue to capitalize on its distinct advantages, a key factor being the Group's use of technology to provide effective and efficient innovative solutions within each of our chosen businesses. Concurrently, as we grow our businesses, the Group will also enforce internal financial and management diligence to maintain and operate our businesses in a resourceful and cost-effective manner.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results

The Group's turnover recorded for the year was approximately HK$263,896,000, an 164% increase as compared to HK$100,125,000 for last year. 85% of the turnover were contributed by revenue from the ZONE telecommunication businesses during the year.

The operating loss of HK$252,765,000 was due mainly to the costs incurred during the growth and expansion phase of the Group's businesses. The consolidated net loss attributable to shareholders was HK$681,315,000 (2000: profit of HK$1,302,000). The significant increase in the loss was mainly attributable to the non-recurring losses of HK$427,292,000 from write-offs of goodwill and intangible assets as well as unrealized holding losses and provisions for diminution in value of the Group's investments.

Liquidity, Financial Resources and Funding

The Group has managed to maintain a stable liquidity with cash and cash equivalents of approximately HK$118,456,000 (2000: HK$412,988,000). The Group's liabilities under equipment lease financing amounted to HK$16,257,000 (2000: HK$582,000). The Group's overall gearing level was approximately 3% (2000: N/A). In addition, the Group had pledged deposits amounting to HK$7,107,000 (2000: HK$68,680,000). No bank borrowings were recorded during the year under review.

In December 2001, the Company raised net proceeds of approximately HK$128,000,000 through a Rights Issue of 3,139,294,672 rights shares of HK$0.02 each at a price of HK$0.0425 per rights share. The net proceeds are being used for general working capital purposes, mainly for financing the ZONE businesses.

During the year, the Group mainly relied on its internal resources for its funding requirements. With the net proceeds raised from the Rights Issue, sufficient working capital will be provided for its present requirements.

Employee Remuneration Policy

As of 31 December, 2001, the Group employed about 226 staff in Hong Kong and overseas, compared to 225 in 2000. The Group's remuneration policies continued to be in line with prevailing market practices and are formulated on the basis of the performance and experience of individual employees.

In addition to salary payment, other fringe benefits including training subsidies, provident fund and medical insurance are also offered to the employees. The Company had also granted share options to certain directors of the Company and certain employees of the Group to motivate their performance and contribution to the Group.

CORPORATE GOVERNANCE

Code of Best Practice

In the opinion of the directors, save and except that the independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The annual report of the Company containing all information required by paragraph 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on both the website of the Stock Exchange and the website of the Company in due course.

APPRECIATION

I would like to express my sincerest thanks and appreciation to all my colleagues for their loyalty and full support to the Group during the year.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 3 April 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong, on Friday, 28 June 2002 at 10:00 a.m. for the following purposes:-

1. To receive and consider the audited financial statements for the year ended 31 December 2001 and the reports of directors and of the auditors thereon;
2. To re-elect retiring directors and to fix their remuneration;
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

Ordinary Resolutions

4. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:-

"THAT:-

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional ordinary shares of HK$0.02 each in the capital of the Company, or securities convertible into shares, options, warrants, or similar rights to subscribe for any shares and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to the employees of the Company or other defined scheme participants and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:-

"THAT:-

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase issued ordinary shares of HK$0.02 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be

of the relevant financial documents from which the report is derived not less than twenty-one (21) days before the date of the general meeting of the Company (or such other time as is permitted under the Statutes and other applicable laws, rules and regulations). Provided that this Bye-law shall not require a copy of these documents to be sent to more than one of the joint holders of any shares or debentures or to any member of, or any holder of debentures of, the Company who is not entitled to receive notices of general meetings of the Company and of whose address the Company is unaware, but any member or holder of debentures of the Company to whom a copy of these documents has not been sent shall be entitled to receive a copy of these documents free of charge on application to the Company.

(B) Where an entitled person under Bye-law 153(A) has, in accordance with the Statutes and other applicable laws, rules and regulations, agreed to his having access to the relevant financial documents and/or the summary financial report in respect of the Company on the Company's computer network as mentioned in Bye-law 160(v) or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations in any other manner (including by any other form of electronic communication) instead of being sent the documents or report, as the case may be (an "Assenting Person"), the publication or making available by the Company, in accordance with the Statues and other applicable laws, rules and regulations, on the Company's computer network referred to above of the relevant financial documents and/or the summary financial report throughout the period beginning not less than twenty-one (21) days before the date of the general meeting of the Company and ending on such date in accordance with the Statues and other applicable laws, rules and regulations (or such other period or time as is permitted under the Statutes and other applicable laws, rules and regulations) or in such other manner shall be treated as having sent a copy of the relevant financial documents or a copy of the summary financial report to an Assenting Person in satisfaction of the Company's obligations under Bye-law 153(A)."

(e) by deleting Bye-laws 160 to 161 in their entirety and substituting the following as new Bye-laws:-

"160. Any notice or document, whether or not to be given or issued under the Statues, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices under the provisions of the Statutes or these presents:

(i) personally;

(ii) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered address;

(iii) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the Statutes and other applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations;

(iv) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations.

(v) by publishing it on the Company's computer network and giving to such person notice in accordance with the Statutes, other applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Bye-law 160(i), (ii), (iii), (iv) or (vi); or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Statutes and their applicable laws, rules and regulations.

161. (A) Any notice or other document:

(i) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(ii) if ...

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

5. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:–

"THAT:–

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase issued ordinary shares of HK$0.02 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, of any Recognized Stock Exchange, as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:–

"THAT conditional upon Resolutions 4 and 5 set out in the notice convening this meeting being passed of which this Resolution forms part (the "Notice"), the aggregate nominal amount of the number of the shares in the capital of the Company which are purchased by the Company under the authority granted pursuant to Resolution 5 set out in the Notice shall be added to the aggregate nominal amount of share capital of the Company that may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to Resolution 4 set out in the Notice , provided that such amount of shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

Special Resolutions

7. As special business, to consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:–

"THAT the Bye-laws of the Company be altered in the following manner:–

(a) by adding the following definition in Bye-law 1 immediately after the definition "dollars" and "$":–

"electronic communication" — A communication sent by electronic transmission in any form through any medium.

(b) by deleting Bye-law 2(e) in its entirety and substituting the following in its place:–

"expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form."

(c) by adding the following as paragraph (k) in Bye-law 2:–

"References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not."

(d) by deleting Bye-law 153 in its entirety and substituting the following in its place:–

"153. (A) Subject to Section 88 of the Act and Bye-law 153(B), the Company will, in accordance with the Statutes and other applicable laws, rules and regulations, deliver or send to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of general meetings of the Company under the provisions of the Statutes or of these presents a copy of the relevant financial documents in respect of the Company or a copy of the summary financial report in place of a copy

the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Bye-law 160(i), (ii), (iii), (iv) or (vi); or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Statutes and their applicable laws, rules and regulations.

161. (A) Any notice or other document:

(i) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(ii) if sent or transmitted as an electronic communication in accordance with Bye-law 160(iv) or through such means in accordance with Bye-law 160(vi), shall be deemed to have been served or delivered at the time of the relevant dispatch or transmission. A notice or document published on the Company's computer network in accordance with Bye-law 160(v) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, dispatch, transmission or publication shall be conclusive evidence thereof;

(iii) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(iv) if served by advertisement in newspapers in accordance with Article 160(iii), shall be deemed to have been served on the day on which such notice or document is published.

(B) Where a person has in accordance with the Statutes and other applicable laws, rules and regulations consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Statutes and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

162. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares."

(f) by renumbering the existing Bye-laws 162 to 168 as Bye-laws 163 to 169.

8. To transact any other business.

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 3 April 2002

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf. A member may appoint a proxy in respect of part only of his/her holding of shares in the Company. A proxy need not be a member of the Company.

2. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).

3. Completion and delivery of a form of proxy shall not preclude a member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. An explanatory statement containing further details regarding resolutions 4 to 6 above will be sent to members and other persons who are entitled thereto together with the Company's 2001 Annual Report.

5. Amendments to the Bye-laws are being made to reflect the recent changes to the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. An explanatory statement containing information regarding, inter alia, the amendments to the Bye-laws of the Company will be sent to the members together with the Company's 2001 Annual Report.

6. The Register of Members of the Company will be closed from Tuesday, 25 June 2002 to Friday, 28 June 2002, both days inclusive, during which period no transfer of shares will be effected.

In order to determine entitlement to attend and vote at the forthcoming annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by not later than 4:00 p.m. on Monday, 24 June 2002.

e-KONG
Convergence through Services

By Fax (No. 2537 9351)
and By Hand

Ref : CS/L047/01

Date : 18 APR 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Road
Central, Hong Kong

Attn : Ms. Charlotte Yen / Ms. Sharon Yau

Dear Sirs

Re : Repurchase of Mandate

We hereby undertake to you that, so far as the same may be applicable, we will exercise the general mandate to repurchase the Company's shares in accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

cc Angela Wang, Company Secretary (By Fax (No. 2868 0708))

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

e-Kong Group Limited
Rule 12g3-2(b) Exemption Filing
May 1, 2002
Item 68 of Exhibit A

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in e-Kong Group Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

---

e-KONG
Convergence through Services

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey
Mr. William Bruce Hicks*
Mr. Shane Frederick Weir**
Mr. Matthew Brian Rosenberg**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal Office:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

16 April 2002

To the ordinary shareholders (the "Shareholders") and,
for information purposes only,
the preference shareholders and option holders

Dear Sir/Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES AND AMENDMENTS TO THE BYE-LAWS

INTRODUCTION

The purpose of this document is to provide you with further information with regard to the resolutions to be proposed at the forthcoming annual general meeting of e-Kong Group Limited (the "Company") to be held on 28 June 2002 (the "Annual General Meeting") for the granting of general mandates to the directors of the Company (the "Directors") to repurchase and issue ordinary shares of HK$0.02 each in the share capital of the Company ("Shares") and for the amendments to the Bye-laws of the Company.

GENERAL MANDATE TO REPURCHASE SHARES

On 25 April 2001, a general mandate was given to the Directors to exercise all the powers of the Company to repurchase its Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") not exceeding 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing of the resolution which will lapse at the conclusion of the Annual General Meeting. An ordinary resolution will therefore be proposed at the Annual General Meeting to approve the granting of a general mandate to the Directors to repurchase on the Stock Exchange Shares not exceeding 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of the passing of the resolution (the "Repurchase Mandate").

If the resolution for the Repurchase Mandate is passed at the Annual General Meeting, the Repurchase Mandate will be in force until whichever is the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or (iii) the date on which of the authority given under the resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.

An explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to this proposed resolution is set out in the Appendix I to this document to provide the Shareholders with all information reasonably necessary for them to make an informed decision.

GENERAL MANDATE TO ISSUE SHARES

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant a general mandate to the Directors to allot, issue and deal with additional Shares in the share capital of the Company not exceeding 20% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so. The Directors have no present intention to issue new Shares pursuant to the General Mandate.

AMENDMENTS TO THE BYE-LAWS

Amendment to the Companies Ordinance and Listing Rules

The Companies Ordinance was amended in January 2002 and the Listing Rules in February 2002 to allow listed companies an option of distributing summary financial reports in place of a full annual report, provided that they have ascertained the wishes of shareholders and relevant persons and complied with the relevant legal requirements and provisions of their memorandum and articles of association or bye-laws.

If a notice is sent to a shareholder or relevant person and he does not respond within thirty days, he is considered to have agreed to receive a summary financial report. Shareholders and relevant persons will still be entitled to request a full annual report, if they wish to receive one. The summary financial report is prepared on the basis of the annual report and a shareholder's right of access to full corporate information is not affected.

The changes allow a listed company to fulfill its legal requirement of sending corporate communications (within the meaning under the Listing Rules) to shareholders or relevant persons if they have agreed to have access to the documents on a computer network, for example the

company's website, instead of being physically sent the documents. Additionally, a listed company may send corporate communications in the English language only or Chinese language only if shareholders or relevant persons have consented to receive such communications in one of the languages only.

Reasons for the changes to the Company's Bye-laws

The changes to the Companies Ordinance and the Listing Rules were undertaken to allow shareholders and relevant persons an option of receiving important information on a listed company in a simpler and more concise manner in order to facilitate a better understanding of the operation, business and financial position of the listed company and to encourage retail investors to read the information. It was also envisioned that the printing of summary financial reports, in comparison with that of the full sets of financial reports, would consume less paper and be more environmentally friendly.

In order to allow the Company the ability to offer the alternative to its shareholders of receiving summary financial reports and to promote electronic communication between the Company and its shareholders or other relevant persons, certain changes to the Company's Bye-laws are required. The required changes will be proposed at the Annual General Meeting by way of special resolution as set out in the notice convening the Annual General Meeting in the Annual Report of the Company being sent to shareholders together with this document. The resolution, if passed, would allow the Company to send summary financial reports to shareholders and relevant persons, in certain circumstances, in lieu of the financial documents to be laid before the Company in general meeting and the alternative of delivering certain documents by means of electronic communication.

The proposed amendments to the Bye-laws are set out in the Appendix II as required by the Listing Rules, to provide requisite information to Shareholders for consideration.

ACTION TO BE TAKEN

A form for proxy for use at the Annual General Meeting is enclosed with the Annual Report for the year ended 31 December 2001. To be valid, the form of proxy must be completed in accordance with the instructions set out therein and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority, at the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be). The completion and depositing of the form of proxy shall not preclude the Shareholders from attending and voting in person at the Annual General Meeting.

RECOMMENDATION

The Directors consider that the granting of the Repurchase Mandate and the General Mandate and the adoption of the amendments to the Bye-laws of the Company are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders should vote in favour of the resolutions referred to above to be proposed at the Annual General Meeting.

Yours faithfully,
By order of the Board
Derrick Francis Bulawa
Director

This Appendix serves as an explanatory statement, as required by the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange and to provide the requisite information to the Shareholders for their consideration of the Repurchase Mandate.

1. LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of Funds

Repurchase must be funded out of funds which are legally available for such purpose in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at 16 April 2002 (being the latest practicable date prior to the printing of this document (the "Latest Practicable Date")), the number of Shares in issue was 4,699,262,008. On the basis of such figure (assuming no further Shares are issued or repurchased prior to the date of Annual General Meeting), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 469,926,200 Shares. As at the Latest Practicable Date, there were 9,680,000 preference shares of HK$1.00 each in the issued share capital of the Company.

3. REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. At any time in the future when Shares are trading at a discount to their underlying

value, the ability of the Company to repurchase Shares may be beneficial to those shareholders who retain their investment in the Company if a repurchase is undertaken since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase would be derived from those funds legally permitted to be utilised in this connection in accordance with the Memorandum of Association and the Bye-laws of the Company and applicable laws of Bermuda.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2001) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months prior to the Latest Practicable Date were as follows:

	Share Price (Per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2001:		
April	0.355	0.223
May	0.430	0.300
June	0.475	0.350
July	0.385	0.260
August	0.325	0.139
September	0.147	0.065
October	0.066	0.045
November	0.074	0.044
December	0.069	0.042
2002:		
January	0.057	0.043
February	0.049	0.042
March	0.051	0.043

6. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

None of the Directors, nor to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

7. HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a share repurchase by the Company pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of The Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Richard John Siemens ("Mr. Siemens"), the substantial shareholder of the Company, is beneficially interested in 513,529,500 Shares in the Company (representing approximately 10.93% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by Mr. Siemens remains unchanged, Mr. Siemens will hold approximately 12.14% of the issued share capital of the Company. On the basis of the existing shareholdings, the Directors are not aware that in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeover Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefits of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

8. SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

This appendix sets out the proposed amendments to the Bye-laws of the Company, which are intended to allow the Company to take advantage of the recent amendments of the statutory rules and regulations.

1. INTERPRETATION PROVISIONS

The interpretation provisions in Bye-law 1 and 2 of the Bye-Laws will be altered in the following manner:

(a) by adding the following definition in Bye-law 1 immediately after the definition "dollars" and "$":–

"electronic communication"	A communication sent by electronic transmission in any form through any medium.

(b) by deleting Bye-law 2(e) in its entirety and substituting the following in its place:–

"expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form."

(c) by adding the following as paragraph (k) in Bye-law 2:–

"References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not."

2. ACCOUNTING RECORDS

The existing Bye-law 153 will be deleted in its entirety and substituted by the following in its place:–

"153. (A) Subject to Section 88 of the Act and Bye-law 153(B), the Company will, in accordance with the Statutes and other applicable laws, rules and regulations, deliver or send to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of general meetings of the Company under the provisions of the Statutes or of these presents a copy of the relevant financial documents in respect of the Company or a copy of the summary financial report in place of a copy of the relevant financial documents from which the report is derived not less than twenty-one (21) days before the date of the general meeting of the Company (or such other time as is permitted under the Statutes and other applicable laws, rules and regulations), provided that this Bye-law shall not require a copy of these documents to be sent to more than one of the joint holders of

any shares or debentures or to any member of, or any holder of debentures of, the Company who is not entitled to receive notices of general meetings of the Company and of whose address the Company is unaware, but any member or holder of debentures of the Company to whom a copy of these documents has not been sent shall be entitled to receive a copy of these documents free of charge on application to the Company.

(B) Where an entitled person under Bye-law 153(A) has, in accordance with the Statutes and other applicable laws, rules and regulations, agreed to his having access to the relevant financial documents and/or the summary financial report in respect of the Company on the Company's computer network as mentioned in Bye-law 160(v) or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations in any other manner (including by any other form of electronic communication) instead of being sent the documents or report, as the case may be (an "Assenting Person"), the publication or making available by the Company, in accordance with the Statues and other applicable laws, rules and regulations, on the Company's computer network referred to above of the relevant financial documents and/ or the summary financial report throughout the period beginning not less than twenty-one (21) days before the date of the general meeting of the Company and ending on such date in accordance with the Statues and other applicable laws, rules and regulations (or such other period or time as is permitted under the Statutes and other applicable laws, rules and regulations) or in such other manner shall be treated as having sent a copy of the relevant financial documents or a copy of the summary financial report to an Assenting Person in satisfaction of the Company's obligations under Bye-law 153(A)."

3. NOTICES

The existing Bye-laws 160 to 161 will be deleted in their entirety and substituted by the following as new Bye-laws and the existing Bye-laws 162 to 168 will be renumbered as new Bye-laws 163 to 169.

"160. Any notice or document, whether or not to be given or issued under the Statues, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices under the provisions of the Statutes or these presents:

(i) personally;

(ii) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered address;

(iii) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the Statutes and other applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations;

(iv) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations;

(v) by publishing it on the Company's computer network and giving to such person notice in accordance with the Statutes, other applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the Statutes and other applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Bye-law 160(i), (ii), (iii), (iv) or (vi); or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Statutes and their applicable laws, rules and regulations.

161. (A) Any notice or other document:

(i) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(ii) if sent or transmitted as an electronic communication in accordance with Bye-law 160(iv) or through such means in accordance with Bye-law 160(vi), shall be deemed to have been served or delivered at the time of the relevant dispatch or transmission. A notice or document published on the Company's computer network in accordance with Bye-law 160(v) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, dispatch, transmission or publication shall be conclusive evidence thereof;

(iii) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(iv) if served by advertisement in newspapers in accordance with Bye-law 160(iii), shall be deemed to have been served on the day on which such notice or document is published.

(B) Where a person has in accordance with the Statutes and other applicable laws, rules and regulations consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Statutes and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

162. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares."

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件任何方面有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部e-Kong Group Limited股份出售，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

Convergence through Services

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

董事：
Richard John Siemens先生（主席）
Kuldeep Saran先生
Derrick Francis Bulawa先生
林祥貴先生
William Bruce Hicks先生*
韋雅成先生**
Matthew Brian Rosenberg**

* 非執行董事
** 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
2101-3室

敬啟者：

購回股份及發行股份之一般授權及修訂公司細則

緒言

本文件旨在向　閣下提供e-Kong Group Limited（「本公司」）將於二零零二年六月二十八日舉行之應屆股東週年大會（「股東週年大會」）上提呈之決議案之資料，該等決議案關於授予本公司董事會（「董事會」）一般授權，以購回及發行本公司股本中每股面值0.02港元之普通股股份（「股份」），以及修訂本公司之公司細則。

購回股份之一般授權

於二零零一年四月二十五日，董事會獲授一般授權，以行使本公司一切權力於香港聯合交易所有限公司（「聯交所」）購回不超過通過有關決議案當日本公司已發行股本面值總額10%之股份，該項授權將於股東週年大會結束時失效。因此，本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事會一般授權，以在聯交所購回不超過通過有關決議案當日本公司已發行股本面值總額10%之股份（「購回授權」）。

倘有關購回授權之決議案於股東週年大會上獲得通過，則購回授權將會一直生效，直至(i)本公司下屆股東週年大會結束時；(ii)本公司公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或(iii)本公司普通股股東（「股東」）於股東大會上通過普通決議案撤回或修訂根據有關決議案給予之該項授權之日（以較早者為準）為止。

本文件附錄一載有香港聯合交易所有限公司證券上市規則（「上市規則」）規定有關是項獲提呈決議案之說明函件，旨在向股東提供一切合理所需資料，以便股東作出知情決定。

發行股份之一般授權

此外，本公司亦將於股東週年大會上提呈普通決議案，(i)授予董事會一般授權，以配發、發行及處置不超過通過有關決議案當日本公司已發行股本面值總額20%之本公司股本中之新增股份（「一般授權」）；及(ii)批准將本公司根據購回授權所購回之股份加入一般授權內，以使本公司可在符合本公司利益之情況下能靈活發行新股份。董事會現時無意根據一般授權發行新股份。

修訂公司細則

公司條例及上市規則之修訂

公司條例於二零零二年一月作出修訂，而上市規則則於二零零二年二月作出修訂。彼等容許上市公司選擇派發財務報告摘要取代整份年報，條件為上市公司已確定股東及有關人士之意願，並已遵循有關法律規定及公司組織章程大綱或公司細則之規定。

倘公司向股東或有關人士發出通知，惟其未能於三十日內作出回覆，則其將被視為已同意收取財務報告摘要。股東及有關人士如欲取得整份年報，亦有權作出此要求。財務報告摘要乃按年報之基準編製及股東可取覽所有公司資料之權利並不會受到影響。

上述更改容許上市公司在股東或有關人士同意在電腦網絡（例如公司之網站）取覽公司通訊（定義見上市規則）之情況下，透過此等通訊途徑履行其法定責任，而毋須寄發有關文

件。此外，上市公司僅可在股東或有關人士已同意只收取公司通訊其中一個語文版本下，向有關股東或人士寄發英文或中文版本之其中一種。

更改本公司公司細則之原因

公司條例及上市規則的更改可讓股東及有關人士有權選擇以較簡便的方式收取上市公司重要資料，旨在方便更有效了解上市公司之運作、業務及財政狀況，以及鼓勵散戶閱讀有關資料。此外，與印製整份財務報告相比較，印製財務報告摘要用紙量較少，亦較環保。

為了讓本公司得以向股東提供收取財務報告摘要之選擇，以及推廣本公司與各股東或其他有關人士進行電子通訊，本公司之公司細則必須作出若干修訂。本公司將於股東週年大會上，透過連同本文件一併寄發予各股東之本公司年報內之股東週年大會召開通告所載之特別決議案，提呈上述所需變動。有關決議案如獲通過，可讓本公司在若干情況下向股東及有關人士寄發財務報告摘要，替代將於股東大會上提交予本公司之財務文件，以及透過電子通訊送遞若干文件。

公司細則之建議修訂已根據上市規則之規定載於附錄二，以向股東提供所需資料以作考慮之用。

應採取之行動

截至二零零一年十二月三十一日止年度之年報隨附股東週年大會適用之代表委任表格。各。務請　閣下按照代表委任表格所印列之指示填妥代表委任表格，連同經簽署之授權書或其他授權文件（如有）或經認證之該等授權書或授權文件之副本，於大會或其任何續會（視情況而定）之指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥並交回代表委任表格後，股東仍可親身出席股東週年大會，並於會上投票。

推薦意見

董事會認為，授予購回授權及一般授權以及採納本公司公司細則之各項修訂均符合本公司及各股東之最佳利益，故此建議各股東投票贊成上述將於股東週年大會提呈之決議案。

此致

列位股東　台照

及列位優先股股東及購股權持有人　參照

承董事會命
董事
Derrick Francis Bulawa
謹啟

二零零二年四月十六日

本附錄為根據上市規則有關以聯交所為主要上市市場之公司在聯交所購回本身證券之規則送呈各股東之說明函件，並向股東提供必需資料以考慮購回授權。

1. 上市規則有關購回股份之規定

上市規則允許以聯交所為主要上市市場之公司在聯交所購回本身證券，惟須遵守若干限制，其中最主要之限制概述如下：

(a) 股東批准

以聯交所為主要上市市場之公司如在聯交所購回證券，須事先通過普通決議案批准（不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式）。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回之股份最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過通過有關批准購回股份之一般授權之決議案當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以通過批准購回授權之決議案當日已發行股份10%為限。截至二零零二年四月十六日（即本文件付印前之最後實際可行日期（「最後實際可行日期」）），本公司已發行股份數目為4,699,262,008股。根據該數字（假設於股東週年大會舉行前再無額外發行或購回股份）計算，本公司可根據購回授權購回最多達469,926,200股股份。於最後實際可行日期，本公司已發行股本中共有9,680,000股每股面值1.00港元之優先股。

3. 購回之理由

儘管董事會現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。倘日後股份以低於其應有價值之價格買賣，本公司能夠購回股份將會對繼續於本公司

投資之股東有利，因為此等股東佔本公司資產權益之百分比將會按本公司購回股份數目之比例而增加。

4.　**購回股份之資金**

購回股份所需資金必須由根據本公司組織章程大綱及公司細則及百慕達適用法例可合法用作此用途之資金撥付。

倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成不利影響（對照截至二零零一年十二月三十一日止年度年報內之經審核賬目所披露之有關狀況）。然而，倘購回股份會對董事會認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事會不擬行使購回授權。

5.　**股價**

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	股份價格（每股）	
	最高價	最低價
	港元	港元
二零零一年：		
四月	0.355	0.223
五月	0.430	0.300
六月	0.475	0.350
七月	0.385	0.260
八月	0.325	0.139
九月	0.147	0.065
十月	0.066	0.045
十一月	0.074	0.044
十二月	0.069	0.042
二零零二年：		
一月	0.057	0.043
二月	0.049	0.042
三月	0.051	0.043

6.　**承諾**

董事會已向聯交所承諾，倘上市規則、百慕達適用法例及本公司組織章程大綱與公司細則適用，則會根據上述規定行使購回授權。

各董事及（就董事會所知，並在作出一切合理查詢後所知）彼等之任何聯繫人士（定義見上市規則）目前無意於購回授權獲股東批准並予以行使時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士（定義見上市規則）通知，表示彼等目前有意於購回授權獲股東批准並予以行使時，向本公司出售任何股份，或已承諾不會作出此舉。

7. 香港公司收購及合併守則

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據香港公司收購及合併守則（「收購守則」），該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司主要股東Richard John Siemens（「Siemens先生」）實益擁有513,529,500股本公司股份（佔本公司已發行股本約10.93%）。假設全面行使購回授權，而Siemens先生所持股份數目不變，則Siemens先生將持有本公司已發行股本約12.14%。根據現行持股量計算，就董事會所知，倘全面行使購回授權，將不會涉及收購守則之任何規定。

董事會將在彼等認為對股東有利之情況下方會行使購回授權所賦予之權力購回股份。此外，董事會現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

8. 本公司購回股份

本公司於最後實際可行日期前六個月內概無在聯交所或循其他途徑購回任何股份。

本附錄載列本公司公司細則之建議修訂，其讓本公司可善用法定規則及條例近期所作之修訂。

1. 釋義規定

公司細則第1及第2條之釋義規定將作出下列修改：

(a) 在公司細則第1條「元」及「$」之釋義後加入下列釋義：－

「電子通訊」 指 透過任何媒介以任何形式藉電子傳送發送之通訊。

(b) 完全刪去公司細則第2(e)條，並以下述者取代：－

「除非顯示相反意向，否則「書面」一詞應理解為包括印刷、平版印刷、照相印刷及以其他形式製作，包括任何代表文字或圖像之可見形式，或限於法規及其他適用法律、規則及規定所允許之任何代替書面之可見形式（包括電子通訊），或部分採用一種可見形式而部分採用另一種可見形式。」

(c) 在公司細則第2條內加插下文作為第(k)段：－

「凡提述文件的簽署，其範圍包括簽名或蓋章，或按法規及其他適用法律、規則及規定所允許之電子或任何其他簽署方法。凡提述文件，包括任何按法規及其他適用法律、規則及規定所允許之可見形式之資料，無論資料是否以實物形式存在。」

2. 會計記錄

完全刪去現有公司細則第153條，並以下述者取代：－

「第153條 (A) 在法令第88章及公司細則第153(B)條之規限下，本公司將根據法規及其他適用法律、規則及規定，於本公司舉行股東大會前不少於二十一(21)日（或法規及其他適用法律、規則及規定所允許之其他時間），向本公司每位股東、每位債券持有人，以及每位根據法規規定或公司細則有權收取本公司股東大會通告之人士，派送本公司有關的財務文件之副本，或代替有關財務文件之財務報告摘要之副本。惟本公司細則並無規定該等文件之副本須派送超過一位以上之聯名股東或聯名債券持有人或任何無權收取本公司股東大會通告而且本公司不知悉

其地址之本公司股東或債券持有人。任何未獲提供該等文件副本之本公司股東或債券持有人均有權向本公司申請，免費索取該等文件副本。

(B) 倘符合第153(A)條規定之合資格人士根據法規及其他適用法律、規則及規定同意按公司細則第160(v)條所述透過本公司電腦網絡，或透過按法規及其他適用法律、規則及規定所允許之任何其他形式(包括任何其他形式之電子通訊)，閱覽有關本公司之財務文件及／或財務報告摘要，以代替原來文件或報告之發送(「同意人士」)，則本公司按法規及其他適法律、規則及規定，由有關本公司股東大會召開日期前不少於二十一日起至按法規及其他適用法律、規則及規定所規定之日期為止的整段期間(或法規及其他適用法律、規則及規定所允許之其他時段或時間)內，於上述本公司電腦網絡上或以其他形式發佈或提供有關財務文件及／或財務報告摘要，即視作已將有關財務文件或財務報告摘要之副本發送予同意人士，從而完成本公司按公司細則第153(A)條所應履行之責任。」

3. 通告

完全刪去現有公司細則第160至第161條，並以下述新的公司細則取代及現有公司細則第162至第168條將會重新編號為新的公司細則第163至第169條：－

「第160條　本公司之任何通告或文件(不論是否須根據法規、其他適用法律、規則及規定或本文件作出或發出)可由本公司透過下列方式送達或送遞予任何本公司股東及債券持有人及在法規或本文件之規定下有權接獲通告之任何其他人士：

(i) 親自面交；

(ii) 以預付郵費之信封或封套郵寄至有關人士之登記地址；

(iii) 於最少一份英文報章及最少一份中文報章分別刊登英文及中文廣告，刊登時間應為按法規及其他適用法律、規則及規定所允許而董事會視為適當者。有關報章須每天出版且在香港普遍流通，並為法規及其他適用法律、規則及規定指定或允許作上述用途者；

(iv) 按有關人士為收取本公司通告或文件而向本公司提供之電報或傳真號碼、電子號碼、電子地址、電腦網絡或網站，以電子通訊形式向其發出或傳送，惟有關通訊須根據並為法規及其他適用法律、規則及規定所允許者；

(v) 在本公司電腦網絡上發佈，並根據法規及其他適用法律、規則及規定向有關人士發出通知，表示有關通告或其他文件已根據法規及其他適用法律、規則及規定所允許之形式可供在網絡上閱覽（「閱覽通告」）。閱覽通告可循公司細則第160(i)、(ii)、(iii)、(iv)或(vi)條所訂之任何途徑向有關人士提供；或

(vi) 透過並根據法規及其他適用法律、規則及規定所允許之途徑，向有關人士發送或以其他方式提供。

第161條 (A) 任何通告或其他文件：

(i) 倘以郵遞送達或提交，則於裝載該通告或文件之信封或封套寄出翌日即視作已經送達或發出論，而證明裝載該通告或文件之信封或封套已妥為預付郵費、註明地址及投遞，即為已經送達或發出之足夠證據。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署，有關裝載該通知或文件之信封或封套已妥為預付郵費、註明地址及投遞之書面證明，即為送達或提交之確證；

(ii) 倘根據公司細則第160(iv)條所述以電子通訊或公司細則第160(vi)條所述方式送出或傳送，則於發送或傳送時作已經送達或發出論。根據公司細則第160(v)條在本公司電腦網絡上發佈之通告或文件，於閱覽通知向合資格人士發出翌日作已經送達或提交論。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署，有關送達、提交、發送、傳送或發佈等之事實與時間之書面證明，即為送達或提交之確證；

(iii) 倘以專人送達或提交，則於當面送達或提交時作已經送達或提交論。經本公司之公司秘書或其他高級職員或由董事會委任之其他人士簽署，有關該通告或文件已由專人送達或提交之書面證明，即為送達或提交之確證；及

(iv) 倘根據公司細則第160(iii)條規定以刊登報章廣告方式送達，則於該通告或文件刊登之日作已經送達論。」 —

(B) 倘有人按法規及其他適用法律、規則及規定同意只收取本公司通告及其他文件之英文或中文版本之其中一種（而不需兩者兼收），本公司按本文之規定向該名人士送達或提交該種語文版本之通知或文件即已足夠，除非該人士已按法規及其他適用法律、規則及規定向本公司發出或被視作已發出撤銷或修改其同意之通知，且該撤銷或修改通知將會影響該人士其後將會獲得送達或提交之任何通告或文件。

第162條 有關聯名股東所持股份之所有通告或其他文件，須向股東登記名冊內排名首位之人士送達或提交。而以此方式送達或提交之任何通知或文件均視作已充分送達或提交予有關股份之所有持有人。」